





**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, DC 20549**

# AMENDMENT NO. 3 TO FORM 1-A

# REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

**Sail Energy Holdings, LLC**

(Exact name of issuer as specified in its charter)

**Delaware**

(State or other jurisdiction of incorporation or organization)

**80 Daniel Street, #242**
**Portsmouth, New Hampshire 03802-0242**
**877-455-9001**

(Name, address, including zip code, and telephone number, including area code, of issuer's principal executive office)

**c/o Dennis O'Brien**
**Sail Energy Management, LLC**
**President and Chief Executive Officer**
**80 Daniel Street, #242**
**Portsmouth, New Hampshire 03802-0242**
**855-455-9001**

(Name, address, including zip code, and telephone number, including area code, of agent for service)

| 5983 | 46-1052363 |
|---|---|
| (Primary standard Industrial Classification Code Number) | (I.R.S. Employer Identification Number) |

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

## PART I
## NOTIFICATION

**Item 1. Significant Parties**

(a) As a limited liability company, the issuer has a manager rather than directors. The issuer's manager is:

| Name | | Address |
|---|---|---|
| Sail Energy Management, LLC | Business: | 80 Daniel Street, #242<br>Portsmouth, NH 03802-0242 |
| | Residential: | Not applicable as the manager is an entity and not an individual |

As a limited liability company, the manager has managers rather than directors. The manager's managers are:

| | | |
|---|---|---|
| Dennis J. O'Brien | Business: | 80 Daniel Street<br>Portsmouth, NH 03802-0242 |
| | Residential: | 33 Warren Street<br>Newburyport, MA 01950 |
| Brian G. Woodward | Business: | 4745 W. 136th Street<br>Leawood, Kansas 66224 |
| | Residential: | 54 Grandview Drive<br>Dover, NH 03820 |
| Steven Abbate | Business: | 4504 Stonecrest Drive<br>Ellicott City, MD 21043 |
| | Residential: | 4504 Stonecrest Drive<br>Elicott City, MD 21043 |

(b) The issuer has no officers.

The issuer's manager's officers are:

| Name | | Address |
|---|---|---|
| Dennis J. O'Brien,<br>President and<br>Chief Executive Officer | Business: | 80 Daniel Street<br>Portsmouth, NH 03802-0242 |
| | Residential: | 33 Warren Street<br>Newburyport, MA 01950 |
| Brian G. Woodward,<br>Chief Financial Officer | Business: | 80 Daniel Street<br>Portsmouth, NH 03802-0242 |
| | Residential: | 54 Grandview Drive<br>Dover, NH 03820 |

(c) Not applicable with respect to the issuer as the issuer is a limited liability company and has a manager rather than a general partner.

Not applicable with respect to the issuer's manager as the manager is a limited liability company and has managers rather than a general partner.

(d) The record owners of 5% or more of the membership interests of the issuer are:

| Name | | Address |
|---|---|---|
| Dennis J. O'Brien<br>(Sole member) | Business: | 80 Daniel Street, #242<br>Portsmouth, NH 03802-0242 |
| | Residential: | 33 Warren Street<br>Newburyport, MA 01950 |

The record owners of 5% or more of the membership interests of the issuer's manager are:

| Name | | Address |
|---|---|---|
| Dennis J. O'Brien<br>(Sole member) | Business: | 80 Daniel Street, #242<br>Portsmouth, NH 03802-0242 |
| | Residential: | 33 Warren Street<br>Newburyport, MA 01950 |

(e) The beneficial owners of greater than 5% of the membership interests of the issuer are:

| Name | | Address |
| --- | --- | --- |
| Dennis J. O'Brien | Business: | 80 Daniel Street, #242<br>Portsmouth, NH 03802-0242 |
| | Residential: | 33 Warren Street<br>Newburyport, MA 01950 |

The beneficial owners of greater than 5% of the membership interests of the issuer's manager are:

| Name | | Address |
| --- | --- | --- |
| Dennis J. O'Brien | Business: | 80 Daniel Street, #242<br>Portsmouth, NH 03802-0242 |
| | Residential: | 33 Warren Street<br>Newburyport, MA 01950 |

(f) The promoters of the issuer are:

| Name | | Address |
| --- | --- | --- |
| Dennis J. O'Brien | Business: | 80 Daniel Street, #242<br>Portsmouth, NH 03802-0242 |
| | Residential: | 33 Warren Street<br>Newburyport, MA 01950 |

(g) The affiliates of the issuer are:

| Name | | Address |
| --- | --- | --- |
| Sail Energy, LLC | Business: | 80 Daniel Street, #242<br>Portsmouth, NH 03802-0242 |
| | Residential: | Not applicable as Sail Energy, LLC is an entity rather than an individual. |
| Sail Energy Management, LLC | Business: | 80 Daniel Street, #242<br>Portsmouth, NH 03802-0242 |

| | | |
|---|---|---|
| | Residential: | Not applicable as Sail Energy Management, LLC is an entity rather than an individual. |
| Seacoast Energy Consulting, LLC | Business: | 33 Warren Street<br>Newburyport, MA 01950 |
| | Residential: | Not applicable as Seacoast Energy Consulting, LLC is an entity rather than an individual. |

(h) Counsel to the issuer with respect to the proposed offering is:

| **Name** | | **Address** |
|---|---|---|
| Kaplan Voekler Cunningham & Frank, PLC | Business: | 7 East 2nd Street<br>Richmond, Virginia 23224 |
| | Residential: | Not applicable as Kaplan Voekler Cunningham & Frank, PLC is an entity rather than an individual. |

(i) The underwriter with respect to the proposed offering is:

| **Name** | | **Address** |
|---|---|---|
| ARI Financial Services, Inc., a Missouri corporation | Business: | 4745 W. 136th Street<br>Suite 91<br>Leawood, Kansas 66224 |
| | Residential: | Not applicable as ARI Financial Services, Inc. is an entity rather than an individual. |

(j) The underwriter's directors are:

| **Name** | | **Address** |
|---|---|---|
| Brian Candler | Business: | 4745 W. 136th Street<br>Suite 91<br>Leawood, Kansas 66224 |

| | | | |
|---|---|---|---|
| | | Residential: | 5204 W. 128th Street<br>Leawood, Kansas 66209 |

(k) The underwriter's officers are:

| Name | | Address |
|---|---|---|
| Brian Candler | Business: | 4745 W. 136th Street<br>Suite 91<br>Leawood, Kansas 66224 |
| | Residential: | 5204 W. 128th Street<br>Leawood, Kansas 66209 |

(l) The underwriter has no general partners.

(m) Counsel to the underwriter is:

| Name | | Address |
|---|---|---|
| Kaplan Voekler Cunningham & Frank, PLC, solely with respect to obtaining a no-objection letter from the Financial Industry Regulatory Authority on behalf of the underwriter | Business: | 7 East 2nd Street<br>Richmond, Virginia 23224 |
| | Residential: | Not applicable as Kaplan Voekler Cunningham & Frank, PLC is an entity rather than an individual. |

**Item 2. Application of Rule 262**

(a) None of the persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable as none of the persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

**Item 3. Affiliate Sales**

Not applicable as no part of the proposed offering involves the resale of securities by affiliates of the issuer.

**Item 4. Jurisdictions in Which Securities are to be Offered**

(a) The securities will be offered by the underwriter in the following states: Arizona, California, Florida, Massachusetts, Texas and Washington. The issuer intends to register the securities in each of California, Florida, Massachusetts, Texas and Washington. In Arizona, the securities will be offered pursuant to the suitability exemption contained in Arizona Administrative Code Section R14-4-144.

(b) Not applicable as none of the securities will be offered by persons other than the underwriter, dealers or salesmen.

**Item 5. Unregistered Securities Issued or Sold Within One Year**

On May 4, 2012, the issuer was formed and issued 2,143 Class B Units to Dennis O'Brien, as the issuer's initial member for nominal cash consideration.

The issuer relied on the private placement exemption found in Section 4(2) of the Securities Act of 1933 (the "Securities Act") for the issuance of its initial membership interest to Dennis J. O'Brien. As Mr. O'Brien is the founding member of the issuer, there was no public solicitation with respect to this initial issuance. Further, Dennis J. O'Brien is currently the Chairman, President and Chief Executive Officer of the manager of the issuer and therefore controls the issuer's business decisions and has access to all information regarding the issuer. The issuer has no predecessors.

On May 4, 2012, the issuer's sole subsidiary, Sail Energy, LLC, was formed and issued 100% of its membership interest to the issuer for nominal cash consideration. Sail Energy, LLC relied on the private placement exemption found in Section 4(2) of the Securities Act for the issuance of its initial membership interest to Sail Energy Holdings, LLC. As Sail Energy Holdings, LLC is the founding member of Sail Energy, LLC, there was no public solicitation with respect to this initial issuance.

On November 13, 2012, the issuer's affiliate, Sail Energy Management, LLC, was formed and issued 100% of its membership interest to Dennis J. O'Brien for nominal cash consideration. Sail Energy Management, LLC relied on the private placement exemption found in Section 4(2) of the Securities Act for the issuance of its initial membership interest to Dennis J. O'Brien. As Mr. O'Brien is the founding member of Sail Energy Management, LLC, there was no public solicitation with respect to this initial issuance. Further, Dennis J. O'Brien is currently the Chairman, President and Chief Executive Officer of Sail Energy Management, LLC and therefore controls the its business decisions and has access to all information regarding it.

**Item 6. Other Present or Proposed Offerings**

Neither the issuer nor any of its affiliates are currently offering contemplating the offering of any securities in addition to those covered by this Form 1-A.

**Item 7. Marketing Arrangements**

(a) Not applicable. There is no arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold any underwriter or dealer responsible for the distribution of its participation.

(b) Not applicable. The underwriter does not intend to confirm sales to any accounts over which it exercises discretionary authority.

**Item 8. Relationship with Issuer of Experts Named in Offering Statement**

No expert named in the Offering Statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its parents or subsidiaries as a promoter, underwriter, voting trustee, director, officer, or employee.

**Item 9. Use of a Solicitation of Interest Document**

No publication authorized by Rule 254 was used prior to the filing of this notification.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

**Sail Energy Holdings, LLC**
**80 Daniel Street, #242**
**Portsmouth, New Hampshire 03802-0242**
**855-455-9001**

# Class A Units of Membership Interest

**$5,000,000 Maximum Aggregate Offering Amount (5,000 Units)**

Sail Energy Holdings, LLC, a Delaware limited liability company, is offering an aggregate of $5,000,000 of Class A units of our membership interests, or the Offered Units, in accordance with the terms described in this Offering Circular. The purchase price per Offered Unit is $1,000 and the minimum purchase requirement is twenty (20) Offered Units ($20,000), however, we can waive the minimum purchase requirement at our sole discretion. We must sell the total offering amount of 5,000 Offered Units ($5,000,000) before we may receive any proceeds from this offering. We anticipate an initial closing date on or before March 31, 2013, but in any event no later than April 30 2013, and this offering shall terminate on April 30, 2013, subject to an extension of such termination date to July 31, 2013 by a qualified amendment of the Offering Statement of which this Offering Circular is a part. Proceeds from this offering will be held in escrow with City National Bank, as escrow agent, until we have sold the entire offering amount. If we do not receive and accept subscriptions for the full offering amount prior to the offering termination date, April 30, 2013, as may be extended, the escrow agent will promptly refund subscribers' purchase prices, together with any interest accrued thereon. The Offered Units are being offered only in the states of Arizona, California, Florida, Massachusetts, Texas and Washington and solely to persons who meet the suitability standards set forth herein, provided, however we may not consummate sales in Florida, Massachusetts, Texas and Washington until the registration of the Offered Units in the applicable state is declared effective. There is no public market for our Offered Units and we do not anticipate that one will develop. In addition, our Offered Units are subject to transfer restrictions contained in our operating agreement, which requires that our manager, Sail Energy Management, LLC, consent to any proposed transfer. *See* "**WHO MAY INVEST.**" Purchasers of the Offered Units may be referred to herein as "Class A Members of our Company" or "Class A Members."

**An investment in the Offered Units is subject to several risks. Prospective investors should carefully review the RISK FACTORS beginning on page 7.**

The economic, voting and other rights of purchasers of Offered Units are set forth in our operating agreement, in the form attached to this Offering Circular as Appendix A and to which investors will become party upon the acceptance of their subscriptions and the release of the proceeds from this offering to us. Purchasers of Offered Units are entitled to certain preferences in the distribution of our operating cash flow and our net proceeds from capital transactions. **These preferences are not a guarantee of any return on an investment in us or the return of your invested capital, each of which depends on both our achievement of positive cash flow and our manager's discretion in declaring distributions.** Subject to the foregoing, purchasers of the Offered Units will be entitled to receive a cumulative preferred return of four percent (4%) per annum for the first twenty four (24) months and six percent (6%) per annum thereafter on their unreturned capital contributions to us. If our manager elects to make distributions of our operating cash flow, such operating cash flow will first be distributed to our Class A Members to the extent of any unpaid cumulative preferred return. Thereafter, and until the dissolution of the Company, distributions of available cash from operating cash flow will be made to all Members, *pro rata,* in accordance with their respective percentage interests in our Company. If we engage in a material capital transaction (such as a sale of substantially all of our subsidiaries' assets), the net proceeds of such a transaction will first be distributed to the Class A Members, *pro rata*, until each such Class A Member has received aggregate distributions (including prior distributions from operating cash flow and from prior material capital transactions) equal to any remaining unpaid cumulative preferred return. Thereafter, the remaining balance, if any, will be distributed *pro rata* among the Members in accordance with their respective percentage interests in our Company. *See* "**DESCRIPTION OF OFFERED SECURITIES.**"

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

**Preliminary Offering Circular**
**Subject to Completion, Dated February 26, 2013**

**THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.**

| | Price to Public | Underwriting Discounts and Commissions | Proceeds to Company |
|---|---|---|---|
| Per Offered Unit: | $1,000 | $100 | $900 |
| Total: | $5,000,000 | $500,000 | $4,500,000 |

The Offered Units will be offered to prospective investors on a best efforts basis by ARI Financial Services, Inc., or our dealer manager, a member firm of the Financial Industry Regulatory Authority, or FINRA. Our dealer manager may engage other FINRA member firms as participating broker-dealers who will receive commissions on the sale of the Offered Units. Our dealer manager will receive selling commissions of 6.5% of the offering proceeds, which it will re-allow and pay to participating broker-dealers, who sell Offered Units, and our dealer manager will also receive a non-accountable due diligence, marketing and expense reimbursement fee of 1.0% of the offering proceeds, which it may also re-allow and pay to the participating broker-dealers. In addition, our dealer manager will receive a dealer manager fee equal to 2.5% of the gross proceeds of the offering.

No dealer, broker, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Offering Circular and, if given or made, such other information should not be relied upon as having been authorized by our Company or our dealer manager. This Offering Circular constitutes an offer to sell or a solicitation of an offer to buy the Offered Units solely in the states of Arizona, California, Florida, Massachusetts, Texas and Washington. If you are a resident of a state other than the foregoing and have received this Offering Circular, please return the Offering Circular to our Company or our dealer manager, keeping no copies thereof. Notwithstanding the foregoing, sales in Florida, Massachusetts, Texas and Washington may not be completed until the registration of the Offered Units in the applicable state has been declared effective. Neither the delivery of this Offering Circular, any sale made hereunder, nor the filing or other use of this Offering Circular shall create an implication that there has been no change in the affairs of the Company since the date hereof or imply that any information herein is accurate or complete as of any later date. If you have a received a Preliminary Offering Circular, however, we are required to provide you with a revised Preliminary Offering Circular or a complete Offering Circular if our Preliminary Offering Circular is inaccurate or inadequate in any material respect.

## WHO MAY INVEST

### General

An investment in the Offered Units involves significant risk and is only suitable for persons who have adequate financial means, desire a relatively long-term investment and who will not need immediate liquidity from their investment. There is no public market for our Offered Units and we do not anticipate that one will develop, which means that it may be difficult for you to sell your Offered Units. This investment is not suitable for persons who require immediate liquidity or guaranteed income, who seek a short-term investment, or who cannot bear the loss of their entire investment.

In consideration of these factors, we have established general suitability standards for purchasers of the Offered Units in this offering. These suitability standards require that a purchaser of our Offered Units have, excluding the value of a purchaser's home, furnishings and automobiles, either:

a net worth of at least $500,000; or

a gross annual income of at least $150,000 and a net worth of at least $250,000.

In addition, in California and Arizona, an investor's investment in our company cannot exceed 10% of such investor's net worth. In Arizona an investor's gross annual income must exceed $150,000, individually, or $200,000 jointly with a spouse and such investors must have a reasonable expectation that they will have such income in the current year. In the case of sales to fiduciary accounts (such as an IRA, Keogh Plan, or pension or profit sharing plan), these suitability standards must be met by the beneficiary, the fiduciary account or by the person who directly or indirectly supplied the funds for the purchase of our Offered Units if that person is the fiduciary. In the case of gifts to minors, the suitability standards must be met by the custodian account or by the donor.

These suitability standards are intended to help ensure that, given the long-term nature of an investment in our Offered Units, our investment objectives and the relative illiquidity of the Offered Units, an investment in the Offered Units is an appropriate investment for those who become Class A Members.

Our operating agreement provides that in order to transfer a membership interest in us, a member must first give our manager, Sail Energy Management, LLC, at least five business days notice of the member's intent to assign any of its Units. Our manager must consent to the transfer before the member may transfer its membership interest to a third party, and our manager may withhold such consent if the proposed transfer would cause us to violate any law, rule or regulation applicable to us or the membership interest to be transferred. With respect to our suitability standards, our manager may withhold its consent to a proposed transfer if the proposed transferee resides in a state which requires the Company to apply suitability standards to subsequent transferees of securities and such proposed transferee does not meet our suitability standards. Additionally, our manager intends to withhold its consent if necessary to ensure our Company remains within a safe harbor from treatment as a publicly traded partnership. *See* "**MATERIAL FEDERAL TAX CONSEQUENCES – Classification as a Partnership**."

### Broker-Dealer Requirements

Each of the participating broker-dealers, authorized registered representatives or any other person selling Offered Units on our behalf is required to:

- make every reasonable effort to determine that the purchase of Offered Units is a suitable and appropriate investment for each investor based on information provided by such investor to the broker-dealer, including such investor's age, investment objectives, income, net worth, financial situation and other investments held by such investor; and
- maintain, for at least six years, records of the information used to determine that an investment in our Offered Units is suitable and appropriate for each investor.

In making this determination, your participating broker-dealer, authorized registered representative or other person selling Offered Units on our behalf will, based on a review of the information provided by you, consider whether you:

- meet the minimum income and net worth standards established in your state;
- can reasonably benefit from an investment in our Offered Units based on your overall investment objectives and portfolio structure;
- are able to bear the economic risk of the investment based on your overall financial situation; and
- have an apparent understanding of:
  - the fundamental risks of an investment in the Offered Units;
  - the risk that you may lose your entire investment;
  - the lack of liquidity of the Offered Units;
  - the restrictions on transferability of the Offered Units;
  - the background and qualifications of our management; and
  - our business.

In addition, by signing your Purchaser Questionnaire and Subscription Agreement, you represent and warrant to us that you have received a copy of this Offering Circular and that you meet the net worth and annual gross income requirements described above and applicable in your state. These representations and warranties help us to ensure that you are fully informed about an investment in us and that we adhere to our suitability standards. In the event you or another Class A Member or a regulatory authority attempted to hold us liable because Class A Members did not receive copies of this Offering Circular or because we failed to adhere to each state's investor suitability requirements, we will assert these representations and warranties made by you in any proceeding in which such potential liability is disputed in an attempt to avoid any such liability. By making these representations, you will not waive any rights that you may have under federal or state securities laws.

**Restrictions Imposed by the USA PATRIOT Act and Related Acts**

In accordance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, the securities offered hereby may not be offered, sold, transferred or delivered, directly or indirectly, to any "unacceptable investor," which means anyone who is:

- a "designated national," "specially designated national," "specially designated terrorist," "specially designated global terrorist," "foreign terrorist organization," or "blocked person" within the definitions set forth in the Foreign Assets Control Regulations of the United States, or U.S., Treasury Department;
- acting on behalf of, or an entity owned or controlled by, any government against whom the U.S. maintains economic sanctions or embargoes under the Regulations of the U.S. Treasury Department;
- within the scope of Executive Order 13224 — Blocking Property and Prohibiting Transactions with Persons who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001;
- a person or entity subject to additional restrictions imposed by any of the following statutes or regulations and executive orders issued thereunder: the Trading with the Enemy Act, the National Emergencies Act, the Antiterrorism and Effective Death Penalty Act of 1996, the International Emergency Economic Powers Act, the United Nations Participation Act, the International Security and Development Cooperation Act, the Nuclear Proliferation Prevention Act of 1994, the Foreign Narcotics Kingpin Designation Act, the Iran and

Libya Sanctions Act of 1996, the Cuban Democracy Act, the Cuban Liberty and Democratic Solidarity Act and the Foreign Operations, Export Financing and Related Programs Appropriations Act or any other law of similar import as to any non-U.S. country, as each such act or law has been or may be amended, adjusted, modified or reviewed from time to time; or

- designated or blocked, associated or involved in terrorism, or subject to restrictions under laws, regulations, or executive orders as may apply in the future similar to those set forth above.

## HOW TO SUBSCRIBE

Prospective investors who meet the suitability standards described above herein may subscribe for Offered Units as follows:

- Review this entire Offering Circular and any appendices, exhibits and supplements accompanying this Offering Circular.
- Complete the execution copy of the Purchaser Questionnaire and Subscription Agreement, or Subscription Agreement. A specimen copy of the Subscription Agreement is included in this Offering Circular as Appendix B. Although not a requirement to invest in this offering, we ask you to provide information in the Subscription Agreement if you would qualify as an "accredited investor" as defined in Regulation D promulgated under the Securities Act of 1933, as amended.
- Deliver your completed and executed Subscription Agreement to our dealer manager at the address set forth in the Subscription Agreement.
- If you are paying the purchase price for your Offered Units via check, deliver your check for the full purchase price to our dealer manager, and if you are paying via wire transfer, transmit your full purchase price to City National Bank, our escrow agent, pursuant to the wiring instructions in your Subscription Agreement.
- Your check should be made payable to "City National Bank, as Escrow Agent for Sail Energy Holdings, LLC." You may also deliver the purchase price of the Offered Units directly to City National Bank, our escrow agent, pursuant to wiring instructions included in the Subscription Agreement

By executing the Subscription Agreement and paying the total purchase price for the Offered Units subscribed for, each investor attests that he or she meets the minimum income and net worth standards we have established.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription, in whole or in part. An approved custodian or trustee must process and forward to us subscriptions made through IRAs, Keogh plans, 401(k) plans and other tax-deferred plans. If we do not accept your subscription, our escrow agent promptly return your check without interest, or promptly refund any purchase price transferred via wire transfer. Any subscription application not accepted within thirty (30) days of receipt shall be deemed rejected. Accepted subscription amounts will be placed in a non-interest-bearing escrow account with City National Bank, as escrow agent, until subscriptions for the full offering amount have been received and accepted by us, at which time the escrow agent will release the proceeds, and any interest earned thereon, to our Company which will use the proceeds for the purposes described in this Offering Circular.

If we do not receive and accept subscriptions for the full offering amount prior to the offering termination date, April 30, 2013, as may be extended to July 31, 2013, the escrow agent will promptly refund subscribers' purchase prices following the termination of the offering.

See the "**WHO MAY INVEST**" and the "**PLAN OF DISTRIBUTION**" sections of this Offering Circular for additional details on how you can subscribe for Offered Units.

**TABLE OF CONTENTS**



**Appendices – All Appendices have been filed with the SEC as exhibits to the Offering Statement of which this offering circular is a part.**

Appendix A –Limited Liability Company Agreement
Appendix B – Form of Purchaser Questionnaire and Subscription Agreement

## SUMMARY OF THE OFFERING CIRCULAR

*This summary of the offering circular highlights material information contained elsewhere in this offering circular. Because it is a summary, it may not contain all of the information that is important to your decision whether to invest in the Offered Units. To understand this offering fully, you should read the entire offering circular carefully, including the "Risk Factors" section. The use of the words "we," "us," "the Company," or "our" refers to Sail Energy Holdings, LLC and our subsidiary, Sail Energy, LLC. The term "operating agreement" refers to our Company's Limited Liability Company Agreement dated as of May 4, 2012.*

### General

We were formed as a Delaware limited liability company on May 4, 2012. We intend to provide investors in the Offered Units the potential for income and growth primarily through the acquisition and operation of businesses involving retail propane and heating oil and, to a lesser extent, refined petroleum products such as kerosene, gasoline and diesel fuels, and related products and services as well as through organic growth. We expect that refined petroleum products, on a *proforma* basis, will represent less than 10% of our gross profits from our initial planned acquisitions. We intend to purchase our initial planned acquisitions, and own and operate our business through our subsidiary, Sail Energy, LLC, a Delaware limited liability company, or Sail Energy. Sail Energy Management, LLC, a Delaware corporation, or Sail Energy Management, will be our manager with control over our planned operations pursuant to the terms and conditions of our Comprehensive Management Agreement, or management agreement, with it.

As the sole member and manager of Sail Energy, we have complete control over any actions taken with respect to it, subject to certain voting rights held by or Members as described below. Further, as the sole member of Sail Energy, we would be entitled to 100% of all cash from planned operations and net proceeds from capital transactions from Sail Energy.

Our Company's three initial acquisition targets are family-owned full service retail energy distributors with significant residential and commercial customer lists. These distributors sell a combination of propane, heating oil and other refined petroleum products, including kerosene, gasoline and diesel fuels, along with related equipment parts and services throughout the Northeast region of the United States. We have letters of intent with each of our three initial acquisition targets; however, there is no guarantee that we will be able to consummate the closing of our initial acquisitions. Our auditor has issued a going concern opinion for our Company because of our need to raise capital to sustain our operations and pay any of our liabilities. We plan to use both the proceeds of this offering and our expected credit facility, which is not yet secured, to pay for all of the acquisition costs associated with our initial acquisitions. We will not be able to proceed with our initial planned acquisitions if we do not raise the maximum aggregate offering amount in this offering and secure our credit facility. *See* **"DESCRIPTION OF OUR BUSINESS," "ESTIMATED USE OF PROCEEDS," "DESCRIPTION OF OUR ACQUISITION TARGETS"** And **"RISK FACTORS – General Risks of an Investment in our Company -We may not be successful in making our initial acquisitions or any other future acquisitions."**

Our manager is Sail Energy Management, LLC, formed in November 2012. Sail Energy Management is responsible for the management of our business and affairs. Our members, including Class A Members, have the right to vote only on certain major decisions. *See* **"MANAGEMENT – Major Decision Rights"** and **"DESCRIPTION OF OFFERED SECURITIES – Description of our Operating Agreement."** Approval of the Members holding a majority of the aggregate outstanding Class A and Class B Units, voting together as a single class, will be required for the following actions:

(i) any amendment of our Company's certificate of formation or our operating agreement;
(ii) any amendment to our management agreement;
(iii) the conversion of our Company to another type of entity organized within or without the State of Delaware;
(iv) the conversion of our Company to another type of entity organized within or without the State of Delaware, including a limited partnership;
(v) a material capital transaction;
(vi) creating or authorizing any new class or series of membership interest or equity, or selling, issuing or

granting any additional membership Units which are senior to the relative rights and preferences of the Class A Units; and

(vii) dissolving our Company.

Approval of the Class A Members and our sole Class B Member, voting as a single class, holding in excess of 80% of the aggregate outstanding Class A Units and Class B Units will be required for the approval or disapproval of any amendment to our operating agreement which alters any of provision of our operating agreement providing for approval, consent or vote of the Class A Members and our sole Class B Member, voting as a single class, holding in excess of 80% of the aggregate outstanding Class A Units and Class B Units. Our manager's Chairman, President and Chief Executive Officer, Dennis O'Brien, holds and has voting control of all of the outstanding 2,143 Class B Units and is currently the sole Class B Member and who we expect will continue to be the sole Class B Member following the closing of this offering. It is not expected that Mr. O'Brien or any of the other managers and executive officers of our manager will purchase any of the Offered Units, although they are permitted to do so. Accordingly, we expect that upon the closing of this offering, Mr. O'Brien will hold 30% of the aggregate outstanding Class A Units and Class B Units and continue to have voting control of the Class B Units. Mr. O'Brien is also our manager's sole executive officer, manager and member.

Further, our manager may create, authorize and issue additional Units and classes of Units upon such terms as it determines in its sole discretion.

**Our Company**

Our Company is a Delaware limited liability company formed on May 4, 2012 pursuant to a Certificate of Formation filed with the Delaware Secretary of State. Purchasers of our Offered Units will become Class A Members in our Company. Our sole remaining member, Dennis O'Brien, our manager's Chairman, President and Chief Executive Officer, is also our sole Class B Member. Investors' executed signature pages to their subscription agreements will also constitute their signatures to our operating agreement attached to this Offering Circular as Appendix A. Our operating agreement governs the various rights and obligations of our members, including the Class A Members.

The following chart summarizes our corporate structure and capitalization following the offering assuming the maximum aggregate offering amount is raised:


Class A
Members
70%
Sole Class B
Member
30%
SAIL ENERGY HOLDINGS, LLC
Our "Company"
SAIL ENERGY
MANAGEMENT, LLC
Our "Manager"
SAIL ENERGY, LLC

**Securities Offered**

The Offered Units are Class A units of membership interests in our Company or Class A Units. The aggregate number of authorized Class A Units is 25,000. Our manager may authorize and issue, in its sole discretion, additional Class A Units or other units of the Company's membership interests. Any such issuance would dilute the interests of an investor in our Company. Class A Members and our sole Class B Member, voting as a single class, will have the right to vote on certain major decisions as well as the right to remove Sail Energy Management as our manager for "good cause" by the vote of the (i) Class A Members holding in excess of 80% of the our aggregate outstanding Class A Units or (ii) Class A Members and our sole Class B Member, voting as a single class, and owning in excess of 80% of our aggregate outstanding Class A Units and Class B Units. Every purchaser of Offered Units will be required to become a Class A Member of our Company and party to our Company's operating agreement. *See* **"DESCRIPTION OF SECURITIES OFFERED – Description of Our Operating Agreement."** Our operating agreement is attached as Appendix A to this Offering Circular.

Purchasers of Offered Units, and the Class A Units generally, are entitled to certain preferences in the distribution of our operating cash flow and our net proceeds from material capital transactions. **These preferences are not a guarantee of any return on an investment in us or the return of your invested capital, each of which depends on both our achievement of positive cash flow and our manager's discretion in declaring distributions.** Subject to the foregoing, purchasers of the Offered Units will be entitled to receive a cumulative preferred return of four percent (4%) per annum for the first twenty four (24) months and six percent (6%) per annum thereafter on their unreturned capital contributions to us. If our manager elects to make distributions of our operating cash flow, such operating cash flow will first be distributed to our Class A Members to the extent of any unpaid cumulative preferred return. Thereafter, and until the dissolution of the Company, distributions of available cash from operating cash flow will be made to all Members, *pro rata,* in accordance with their respective Units. If we engage in a material capital transaction (such as a sale of substantially all of our subsidiary's assets), the net proceeds of such a transaction will first be distributed to the Class A Members, *pro rata*, until each such Class A Member has received aggregate distributions (including prior distributions from operating cash flow and from prior material capital transactions) equal to any remaining unpaid cumulative preferred return. Thereafter, the remaining balance, if any, will be distributed *pro rata* among the Members in accordance with their respective Units. *See* **"DESCRIPTION OF OFFERED SECURITIES."**

Purchasers of Offered Units will become Class A Members in our Company. Our sole remaining member is a Class B Member. The aggregate number of authorized Class B Units is 2,143. Our sole Class B Member will generally have the right to vote on the same matters as the Class A Members and will vote together with the Class A Members as a single class.

**Taxation**

Under applicable Treasury Regulations promulgated under the Internal Revenue Code of 1986, of the Code, an unincorporated association, such as a limited liability company, may elect to be taxed as a partnership or as a corporation. We intend to be taxed as a partnership. If we are treated as a partnership for federal income tax purposes, each member of our Company, including the Class A Members, will be required to include in income his or her distributive share of our income, loss, deductions or credits without regard to whether he or she has received or will receive a distribution from us. If for any reason we are treated as a corporation, rather than a partnership, for federal income tax purposes, then we would be required to pay federal income tax at the corporate tax rates on our taxable income, thereby reducing the amount of cash available for distribution to you. Consequently, items of income, gain, loss, deductions or credits of us would not pass through to each of our members. In addition, each member would be treated as a stockholder for federal income tax purposes and any distribution by us to the members would be taxable to them as dividends, to the extent of current and accumulated earnings and profits, or treated as gain from the sale of their membership interests, to the extent such distributions exceed both current and accumulated earnings and profits of our Company and each member's respective basis in their membership interests.

We would be taxed as a corporation if the Internal Revenue Service, or IRS, were to determine that we were a publicly traded partnership in any taxable year. A publicly traded partnership is one in which the interests in the partnership are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. An established securities market includes a securities exchange, as well as a regular over-the-counter market. We do not anticipate our membership interests being listed or traded on an established securities market. Additionally, pursuant to our operating agreement, our manager must consent to any transfer of our membership interests, and our manager intends to exercise this discretion to ensure that we remain within one of the "safe harbors" promulgated by the IRS and related to our membership interests being readily tradable on a secondary market of substantial equivalent thereof. *See* "**MATERIAL FEDERAL INCOME TAX CONSEQUENCES – Classification as a Partnership.**"

**Plan of Distribution**

We are offering 5,000 Offered Units in this offering for $1,000.00 per Offered Unit. The minimum purchase in this offering is 20 Offered Units, for a minimum purchase price of $20,000; however, we can waive the minimum purchase requirement at our sole discretion. While we do not know each and every circumstance in which we would agree to such a waiver, given the amount of our minimum purchase price and the potential administrative burden associated with such a waiver, we anticipate that any such waiver will be an extraordinary accommodation rather than a routine one. **Accepted subscriptions for the full offering amount must be received, accepted by us and deposited with City National Bank, our escrow agent, before the proceeds of this offering will be released to us. If we have not received and accepted subscriptions for the full offering amount by April 30, 2013, as may be extended to July 31, 2013, then this offering will terminate and the escrow agent will promptly refund all purchase prices paid for Offered Units together with any interest accrued thereon.**

The offers and sales of our Offered Units will be made on a "best efforts" basis by broker-dealers who are members of FINRA. ARI Financial Services, Inc., our dealer-manager, will receive selling commissions equal to 6.5% of the gross proceeds of the offering which it will re-allow and pay to participating broker-dealers, and a non-accountable due diligence, marketing and expense reimbursement fee of 1.0% of the gross proceeds of the offering each of which it may re-allow and pay to participating broker-dealers who are members of the selling group. For acting as managing broker-dealer, our dealer-manager will receive a non-accountable dealer-manager fee of 2.5% of the gross proceeds of the offering. Our dealer-manager will not be required to account for the spending of amounts comprising the dealer-manager fee and the non-accountable due diligence fee. Our dealer-manager may also sell Offered Units as part of the selling group, thereby becoming entitled to selling commissions. The total aggregate amount of all items of compensation from any source payable to underwriters, broker-dealers, or affiliates thereof will not exceed an amount that equals 10.0% of the gross proceeds of the Offering. *See* "**PLAN OF DISTRIBUTION**" and "**ESTIMATED USE OF PROCEEDS.**"

**Interest of Management and Related Parties**

Our manager, Sail Energy Management, will receive a management fee equal to 102% of the aggregate costs and expenses our manager incurs, including compensation, bonuses, withholding taxes, pension contributions, insurance benefits and other perquisites, with respect to any of its employees required to run our business pursuant to the terms and conditions of our management agreement with it. The 2% premium above the actual cost of our manager's payroll expense is to cover administrative and other expenses borne by our manager in providing to us employees to operate our business. *See* "**DESCRIPTION OF OUR BUSINESS – Description of the Comprehensive Management Agreement**" and "**INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST.**"

Sail Energy Management's sole member is Dennis O'Brien, holding 100% of our manager's membership interests. Our manager's board of managers is currently comprised of one manager, Dennis J. O'Brien. Upon the closing of our offering, our manager's board of managers will be comprised of three members, including Dennis J. O'Brien, Brian G. Woodward and Steven Abbate. The board of managers for Sail Energy Management will have complete and exclusive control of the management of our manager's business and affairs. Each manager on our manager's board of managers will have one vote on any matter coming before the board and the affirmative vote of a majority of the managers will be the act of the our manager's board of managers.

Currently, Mr. O'Brien is also the sole executive officer of Sail Energy Management. Upon the closing of our offering, Mr. Woodward has agreed to join Sail Energy Management as an executive officer. Neither Mr. O'Brien nor Mr. Woodward will receive any salary or benefits from us, however, each will receive a salary from our manager and may receive, in our manager's sole discretion, equity compensation pursuant to any equity incentive plan which our Company may implement in the future in return for the services to be performed by them for our Company. See **"MANAGEMENT"** and **"INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST."**

Subject to our profitability and our manager's discretion in making distributions, our sole Class B Member, Mr. O'Brien, will be entitled to pro rata distributions of our operating cash flow alongside our Class A Members, following the Class A Members receipt of their preferred return. They will receive distributions of net proceeds from material capital transactions as described in **"DESCRIPTION OF OFFERED SECURITIES – Distributions"** and **"INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST."**

We expect to purchase substantially all of the assets of Western Maine Propane, a sole proprietorship owned and operated by Ashley O'Brien, the brother of Dennis J. O'Brien, our manager's Chairman, President and Chief Executive Officer. The terms of the purchase of such assets include a cash payment of $325,000, the issuance of a note in the amount of $20,000 with a maturity date of 2017, which terms were not negotiated by Dennis J. O'Brien but rather independently by Steven Abbate, a prospective manager on our manager's board of managers. *See* **"DESCRIPTION OF OUR ACQUISITION TARGETS – Western Maine Propane"** and **"INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST."**

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## CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "outlook," "seek," "anticipate," "estimate," "approximately," "believe," "could," "project," "predict," or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from planned operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to the factors referenced in this Offering Circular, including those set forth under the section captioned "**RISK FACTORS.**"

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Offering Circular. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Offering Circular. The matters summarized under "**RISK FACTORS.**" and elsewhere in this Offering Circular could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this Offering Circular, whether as a result of new information, future events or otherwise.

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## RISK FACTORS

*An investment in our Offered Units is highly speculative and is suitable only for persons who are able to evaluate the risks of the investment. An investment in our Offered Units should be made only by persons able to bear the risk of and to withstand the total loss of their investment. In addition to the factors set forth elsewhere in this Offering Circular and general investment risks, prospective purchasers should consider the following risks before making a decision to purchase our Offered Units.*

### General Risks of an Investment in our Company

**We have a limited operating history. Therefore, you may not be able to adequately evaluate our ability to achieve our investment objectives.**

We were formed on May 4, 2012 and have no prior operating history. For this reason, we have no financial history upon which you may base an investment decision in our Company. As a result, an investment in our Offered Units may entail more risks than the securities of a company with a substantial operating history. You should consider our prospects in light of the risks, uncertainties and difficulties frequently encountered by companies like ours that do not have a substantial operating history, of which many may be beyond our control.

To be successful in this market, our manager must, among other things:

- acquire the initial target acquisitions;
- develop and execute our Company's business model;
- attract, integrate, motivate and retain qualified personnel to manage our day-to-day planned operations; and
- respond to competition with respect to our planned business operations.

We cannot guarantee that we will succeed in achieving these goals, and our failure to do so could cause you to lose all or a portion of your investment in our Offered Units.

***We are dependent on our management to achieve our objective, and our manager's loss of, or inability to obtain, key personnel could delay or hinder implementation of our business and growth strategies, which could adversely affect the value of your investment and our ability to make distributions.***

Our success depends on the diligence, experience and skill of our manager, Sail Energy Management, and its executive officers. In particular, we are dependent on our manager's executive officers, Dennis J. O'Brien, the President and Chief Executive Officer of our manager, and Brian G. Woodward, who has agreed to be the Chief Financial Officer of our manager upon the closing of this offering, to perform their respective duties. Sail Energy Management has entered into an employment agreement with Mr. O'Brien, although there can be no assurance that he will continue in his present capacity with our manager for a particular period of time. Our manager's loss of Mr. O'Brien or Mr. Woodward could harm our business, financial condition, cash flow and results of operations. Further, our manager does not currently have key man life insurance on Mr. O'Brien, however, it does anticipate obtaining such insurance on him in the near future in connection with the closing of our senior credit facility. Furthermore, the loss of Mr. O'Brien will likely be an event of default under our senior credit facility following the execution of the anticipated loan documents associated with it. Any such event would likely result in a material adverse effect on your investment.

***There are limitations regarding pro forma financial statements, projections, and valuations, which are based on assumptions and subject to uncertainty, and there can be no guarantee that the projected results will be achieved.***

The pro forma financial statements found in Part F/S and other projections included in this Offering Circular have been prepared by our management and have been compiled by our independent accountants. Because the pro forma financial statements and the other projections contained in this Offering Circular are based on a number of assumptions, including without limitation assumptions relating to our debt financing, and are subject to significant uncertainties and contingencies, many of which are beyond our control, there are no assurances that the projections set forth on the pro forma financial statements and other projections contained within this Offering Circular will be realized and, as such, actual results may vary significantly from the projections. Our pro forma financial statements and other projections and valuations contained within this Offering Circular should not be regarded as a guarantee or representation that the projections described thereon will be achieved.

***An investment in our Offered Units is a speculative investment, and, therefore, no assurance can be given that you will realize your investment objectives.***

No assurance can be given that investors will realize a return on their investments in us or that they will not lose their entire investment in our Offered Units. For this reason, each prospective subscriber for our Offered Units should carefully read this Offering Circular and all Appendices to this Offering Circular. **ALL SUCH PERSONS OR ENTITIES SHOULD CONSULT WITH THEIR ATTORNEY OR FINANCIAL ADVISOR PRIOR TO MAKING AN INVESTMENT.**

***Weather conditions affect the demand for the products and services we offer.***

Weather conditions have a significant impact on the demand for propane, heating oil and related products and services for heating purposes. Many of our prospective customers rely heavily on propane and heating oil as a heating fuel. Accordingly, the volume of propane and heating oil sold is at its highest during the five-month peak heating season of November through March and is directly affected by the severity of the winter weather. Actual weather conditions can vary substantially from year to year and this will significantly affect Sail's financial performance. There can be no assurance that normal winter weather in our service territory will occur in the future, or that we will be able to successfully hedge against the impact of warm weather.

***The retail propane and heating oil industry is mature and competitive.***

The retail propane and heating oil industry is mature and highly competitive. Generally, competition has intensified in the past few years, in large part due to warmer than normal weather and general economic conditions throughout the Northeast region of the United States. We expect the overall demand for propane to increase only incrementally over the next several years. Further, heating oil sales are expected to contract slightly over the same period, impacted by consumer conservation due to equipment replacement and conversion to gas equipment. Therefore, our ability to grow within the industry is dependent on our ability to acquire other retail distributors and to achieve internal growth through the success of our marketing programs designed to increase targeted customer segments.

We compete with other distributors of propane and heating oil, including several major national and regional companies and several hundred small independent operators. Our ability to compete effectively depends on the reliability of our service, our responsiveness to our anticipated customers and our ability to maintain competitive retail prices.

***The retail propane and heating oil business experiences competition from other energy sources.***

Propane and heating oil are sold in competition with other sources of energy. We will compete for customers against suppliers of electricity and natural gas. Electricity is a major competitor of propane, but propane generally enjoys a substantial competitive price advantage over electricity. Several states have adopted or are considering proposals that would substantially deregulate the generation portion of the electric utility industry and thereby permit retail electric customers to choose their electric supplier. Proponents of electric utility deregulation believe that competition will ultimately reduce the cost of electricity, and a drop in the price of electricity could adversely affect propane's existing competitive price advantage over electricity.

Heating oil is also a major competitor of propane. Furnaces and appliances that burn propane will not operate on heating oil and vice versa, so a conversion from one fuel to the other requires the installation of new equipment. Our anticipated customers generally have an incentive to switch to propane from heating oil as it is generally less expensive and perceived by consumers as more environmentally-friendly and efficient. Except for certain industrial and commercial applications, propane is generally not competitive with natural gas in areas where natural gas pipelines already exist, because natural gas is a significantly less expensive source of energy than propane. The gradual expansion of the nation's natural gas distribution systems has resulted in the availability of natural gas in many areas that previously depended upon another source of energy, including propane and heating oil. In addition, we cannot predict the effect that the development of alternative energy sources might have on our planned operations.

***We are subject to pricing and inventory risk.***

The retail energy business is a "margin-based" business in which gross profits depend on the excess of sales prices over landed product supply costs. Heating oil and propane, the main economic drivers for the industry, are commodities and, as such, are subject to volatile changes in response to changes in supply and demand. We will have no control over these market conditions. Consequently, the unit price of the products we plan to sell can change rapidly over a short period of time. These increases may happen quickly in wholesale costs so that it may not be immediately passed on to consumer, negatively impacting margins in the short term. In such situations, our profitability will be sensitive to changes in wholesale pricing and it is expected that our Company will engage in hedging activities with respect to its liquid product supply requirements as a method for managing this risk. There is no assurance, however, that we will always be able to implement these measures, particularly when product costs rise rapidly.

***We are dependent on our principal suppliers which increases the risk of an interruption in supply.***

Supplies of propane and heating oil from our sources historically have been readily available. We believe that if supplies from these sources were interrupted, we would be able to secure adequate product from other sources without a material disruption of our planned operations; however, the cost of procuring replacement supplies might be materially higher and, at least on a short-term basis, margins could be affected. Additionally, in certain market areas in the future we may have suppliers who provide the vast majority of our heating oil and propane requirements. Disruptions in supply in these areas could also have an adverse impact on our margins.

***We will be subject to operating and litigation risks which may not be covered by insurance.***

Our planned operations will be subject to all of the operating hazards and risks normally incidental to handling, storing, transporting and otherwise providing combustible liquids for use by consumers. As a result, we may sometimes be a defendant in various legal proceedings and litigation which may arise in the ordinary course of business. We will maintain insurance policies with insurers in such amounts and with such coverage and deductibles as we believe are reasonable and prudent. There can be no assurance, however, that such insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage or that such levels of insurance will be available in the future at economical prices.

**Unionization or work stoppages could have an adverse effect on us.**

While it is not currently part of our acquisition strategy, we may have an opportunity to acquire a company with a unionized work force which is otherwise very profitable and meets our primary acquisition criteria as described in this Offering Circular. *See* "**DESCRIPTION OF OUR BUSINESS- Acquisition Strategy.**" If we acquired such a company, such unionization and prevailing wage requirements could adversely affect our company's long term profitability. In addition, a unionized work force could increase the risk of a strike or other work stoppage, which would adversely affect our ability to operate our business.

***We may not be successful in making our initial planned acquisitions or any other future acquisitions.***

Our plan is to expand our business through acquisitions and internal growth. We will be dependent on opportunities for growth through the acquisition of local and regional energy distributors for the foreseeable future, including the current opportunity to acquire each of our initial acquisition targets. We have entered into letters of intent with each of the sellers of our initial planned acquisitions. Each such letter of intent provides us with an exclusive right through January 31, 2013 to negotiate terms associated with a definitive agreement relating to the purchase of each such seller's assets. We plan to either amend such letters of intent to extend the expiration date of the exclusivity period for that period of time which will allow us enter into a definitive agreement with the applicable seller or proceed as quickly as possible with entering into a definitive agreement with the applicable seller. The sellers of these initial planned acquisitions, however, are not yet bound to sell their assets to us pursuant a legally binding definitive agreement. Therefore, there can be no assurance that we will be able to consummate the closing of our initial planned acquisitions.

We will likely finance future acquisitions with a combination of debt and equity. The competition for acquisitions among private and public companies engaged in the energy distribution business has been strong in past years and may be strong again in the future. Although we believe there are numerous potential acquisition candidates in the industry, some of which represent material acquisition opportunities, there can be no assurance that we will find attractive acquisition candidates in the future, that we will be able to acquire such candidates on economically acceptable terms, that any acquisitions will not be dilutive to earnings and distributions or that any additional debt incurred to finance an acquisition will not affect our ability to make distributions.

***We depend on our advisor, US Energy Finance & Capital, LLC and its key personnel for financial advisory services and if USEFC were to cease to be affiliated with our Company our business could suffer.***

Our ability to be successful in executing critical aspects of our business model is dependent upon the performance of our advisor, USEFC, in providing significant financial and mergers and acquisitions services for our Company, including negotiation and analysis of financing terms, identification of, and discussions with, acquisition targets, transaction structuring and financial modeling and negotiation of terms, acquisition due diligence and closing assistance. This relationship allows our Company access to strategic financing relationships and provides us with an in depth knowledge of merger and acquisition opportunities throughout the Northeast and Mid-Atlantic regions of the United States. Further, our success depends to a significant degree upon the continued contributions of USEFC's key personnel who would be very difficult to replace. Our Company has entered into a comprehensive management agreement for financial advisory services with USEFC, although there can be no assurance that it will continue in its present capacity with our manager for a particular period of time. If we were to lose the benefit of our relationship with USEFC, or USEFC were to lose the benefit of its key personnel, our operating results could suffer significantly.

***We may not be able to successfully integrate our planned acquisitions into our business.***

We do not have operational experience with any of our acquisition targets. We have not owned distribution operations in any of the geographic markets in which our acquisition targets operate. In the future, we may acquire or develop other propane and heating oil distribution businesses in geographic regions within the United States in which we have not operated. Accordingly, to the extent we acquire or develop any such businesses, we will not possess the same level of familiarity with them and they may fail to perform in accordance with our expectations, as a result of our inability to operate them successfully, our failure to integrate them successfully into our business or our inability to assess their true value in calculating their pricing or otherwise, which could materially and adversely affect us.

***Energy efficiency and technology trends may affect demand for propane and heating oil as heating fuels.***

Retail customers primarily use propane and heating oil as heating fuels. The national trend toward increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, has slowed the growth of demand for propane and heating oil by individual retail customers. We are not able to predict the effect that future conservation measures or advances in heating, conservation or other devices might have on our planned operations.

***Our results of operations and financial condition may be adversely affected by governmental regulation and associated environmental and regulatory costs.***

Our business is subject to a wide range of federal and state laws and regulations related to environmental and other regulated matters. We intend to implement environmental programs and policies designed to avoid potential liability and costs under applicable environmental laws. It is possible, however, that we will have increased costs with operating or other regulatory permits. New environmental regulations might adversely impact our planned operations, storage and transportation of propane and heating oil. It is possible that material costs and liabilities will be incurred, including those relating to claims for damages to property and persons.

***We may not obtain or maintain the applicable licenses and permits and otherwise may fail to comply with applicable law, and in such case we may be subject to fines or be unable to operate, which would materially and adversely affect us and your investment.***

We will be required to be compliant with the federal and state laws and regulations governing the storage and distribution of our products. If we fail to obtain or maintain the appropriate licenses and permits, we will be unable to operate, which would materially and adversely affect us. Further, if we fail to otherwise comply with applicable law we may be subject to fines and other punishment, which would also materially and adversely affect us.

***Cash distributions are not guaranteed and may fluctuate with our performance.***

We cannot guarantee that we will pay the preferred distribution to our Class A Members, or any distributions to our Members (as described more fully in **"Description of Securities Offered,"** below), each quarter. The actual amount of cash that is available to be distributed each quarter will depend upon numerous factors, including:

- cash flow generated by planned operations;
- weather in our areas of planned operation;
- borrowing capacity under our revolving credit facility;
- required principal and interest payments on our debt and reserves therefor;
- fluctuations in working capital;
- cost of planned acquisitions (including related debt service payments);
- restrictions contained in our debt instruments;
- capital expenditures;
- issuances of debt and equity securities;
- reserves made by the general partner in its discretion;
- prevailing economic and industry conditions; and
- financial, business and other factors, a number of which are beyond our control.

***You will have only limited "major decision" rights regarding our management and it will be difficult to remove our managers, therefore, you will not have the ability to actively influence the day-to-day management of our business and affairs.***

Our manager, Sail Energy Management, has sole power and authority over the management of our Company, subject only to certain rights of our Class A Members and sole Class B Member as a whole to vote on certain major decisions. Furthermore, our manager may only be removed for "good cause" by the vote of either (i) the Class A Members owning in excess of 80% of our aggregate outstanding Class A Units or (ii) the Class A Members and our sole Class B Member, voting together as a single class, holding in excess of 80% of our aggregate outstanding Class A Units and Class B Units. "Good cause" is defined in our operating agreement to mean willful misconduct, bad faith, gross negligence or breach of fiduciary duty, any criminal conviction under federal or state securities law, any conviction of a felony under federal or state law and action or inaction that would constitute "cause under our comprehensive management agreement with our manager. Therefore, you will not have an active role in our Company's management and it would likely be difficult to cause a change in our management. As a result, you will not have the ability to alter our management's path if you feel they have erred.

***We may change our operational policies and business and growth strategies without member consent, which may subject us to different and more significant risks in the future.***

Our manager determines our operational policies and our business and growth strategies. Our manager may make changes to, or approve transactions that deviate from, those policies and strategies without a vote of, or notice to, our members. This could result in us conducting operational matters or pursuing different business or growth strategies than those contemplated in this Offering Circular. Under any of these circumstances, we may expose ourselves to different and more significant risks in the future, which could materially and adversely affect our business and growth.

***We face possible liability for environmental cleanup costs and damages for future or past contamination related to the real property we own, which could substantially increase our costs and reduce our liquidity and cash distributions to you.***

Because we intend to own and operate real estate, we are subject to various federal, state and local environmental laws, ordinances and regulations. Under these laws, ordinances and regulations, a current or previous owner or operator of real estate may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property, and such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. We are not aware of any prior release of hazardous or toxic materials on any initial property we expect to acquire, but there can be no assurance that there was not a prior release, nor can there be any assurances that there will be no future releases on, under or in such property. Further, there can be no assurances that a prior release or future release that occurred or occurs on an adjacent property will not affect our property. The costs of removal or remediation of any such release could be substantial. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including the release of asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real estate for personal injury or property damage associated with exposure to released hazardous substances. In addition, new or more stringent laws or stricter interpretations of existing laws could change the cost of compliance or liabilities and restrictions arising out of such laws. The cost of defending against these claims, complying with environmental regulatory requirements, conducting remediation of any contaminated property, or of paying personal injury claims could be substantial, which would reduce our liquidity and cash available for distribution to you. In addition, the presence of hazardous substances at any of our properties or the failure to meet environmental regulatory requirements may materially impair our ability to use, lease or sell any such properties. Any such event would have a material adverse effect on us and our ability to pay distributions to you and may cause you to lose all or a part of your investment in us.

**Risks Related to Our Financing**

***There is no guarantee we will receive the credit facility we need to fund our planned acquisitions and future operations.***

We are in the process of negotiating a $15.0 million credit facility to assist with funding our planned acquisitions and future operations, however, there is no guarantee we will receive a credit facility until definitive documents are finalized and executed and we close on the financing. The terms of any such definitive documents may differ materially and adversely from the terms described in this Offering Circular. If the Company is unable to close on such credit facility with a lender or find alternative financing, the Company may not be able to make the initial planned acquisitions and proceed with its business plan.

***We will be forced to seek to refinance our credit facility or sell our Company within five years and if we are unable to refinance our credit facility or sell the Company at that time, our lender could foreclose on our assets.***

We anticipate that the term of our credit facility will be limited to three to five years. Therefore, we will likely have to refinance our existing facility or sell our Company at that time in order to pay off our existing credit facility. Market fluctuations in business financings may affect the availability and cost of funds needed for our business the future. In addition, credit availability has been restricted over the past several years and continues to be restricted. There has been recent upheaval in the capital markets that is resulting in increased interest rate volatility and uncertainty for both lenders and borrowers. Restrictions upon the availability of business financing or high interest rates for business loans could adversely affect our Company, including the ability to currently refinance our credit facility and our ability to continue to operate our business and make future acquisitions. If we are unable to refinance our credit facility or, alternatively, sell the Company, before the maturity date of our anticipated credit facility, our lender could foreclose on our assets.

***Our indebtedness may limit our ability to make distributions and may affect our planned operations.***

Our ability to make principal and interest payments depends on future performance, which performance is subject to many factors, some of which will be outside of our control. In addition, most of our indebtedness will likely be secured by substantially all of our assets and will contain restrictive covenants that limit our ability to distribute cash and to incur additional indebtedness. Payment of principal and interest on such indebtedness, as well as compliance with the requirements and covenants of such indebtedness, could limit our ability to make distributions to holders of our Units. Our leverage may also adversely affect our ability to finance future operations and capital needs, limit our ability to pursue other business opportunities and make results of planned operations more susceptible to adverse business conditions.

***We anticipate certain loan representations, covenants and other restrictions in the definitive loan documents for our credit facility which could restrict our ability to take certain actions and restrict our business plan.***

The definitive loan documents for our credit facility will likely contain various representations, covenants (affirmative and negative) among other provisions which could restrict our ability to take certain actions and restrict our business plan. Such restrictions, while relatively common, increase the risks of an investment in our Company beyond that of an investment in a company with no debt. If our Company fails to satisfy such representations, covenants and agreements, the lender may declare the loan in default. If we fail to cure the default, the lender could foreclose on our assets expected to secure the loan. Such action could result in the investors losing their entire investment in our Company.

***The removal or resignation of Sail Energy Management as our manager will likely result in an event of default under our senior loan, which could result in a foreclosure of our senior lender's security interest in our facility.***

Our lender is likely going to require us and Sail Energy to enter into loan documents that, among other conditions, will include an event of default if Sail Energy Management resigns or is removed as our manager. The inclusion of this event of default will likely make it more difficult for us to change management while our credit facility is outstanding.

**Risks Related to the Offering and Lack of Liquidity**

***We do not anticipate a public market developing and the Offered Units are subject to transfer restrictions contained in our operating agreement; therefore, the Offered Units should be considered an illiquid investment.***

We currently do not intend to list our Offered Units on any national securities exchange or include them for quotation through an inter-dealer quotation system of a registered national securities association. Our Offered Units constitute new issues of securities with no established trading market. Furthermore, it is unlikely there will be any regular secondary market following the completion of the offering of our Offered Units in the near future. Additionally, our operating agreement contains restrictions on the transfer of the Offered Units in order to ensure, among other things, that we do not become a "publicly traded partnership" in the view of the IRS. Accordingly, any member of our Company seeking to transfer any of the Offered Units, or any other units, must have the prior written consent of our manager before such a transfer. Therefore, prospective investors should consider the Offered Units an illiquid investment. Accordingly, our Offered Units should be purchased for their projected returns only and not for any resale potential.

***This is a fixed price offering and the fixed offering price may not accurately represent the current value of our assets at any particular time. Therefore, the purchase price you pay for Offered Units may not be supported by the value of our assets at the time of your purchase.***

This is a fixed price offering, which means that the offering price for our Offered Units is fixed and will not vary based on the underlying value of our assets at any time. Our manager has arbitrarily determined the offering price in its sole discretion. The fixed offering price for our Offered Units has not been based on appraisals for any assets we own or may own nor do we intend to obtain such appraisals. Therefore, the fixed offering price established for our Offered Units may not be supported by the current value of our assets at any particular time.

***If investors successfully seek rescission, we would face severe financial demands that we may not be able to meet.***

Our Offered Units have not been registered under the Securities Act and are being offered in reliance upon the exemption provided by Section 3(b)(i) of the Securities Act and Regulation A promulgated thereunder. The Offered Units have been registered under the "Blue Sky" or other state securities laws, and are being offered in reliance upon such registrations as provided by the securities laws of the states in which investors reside. We represent that this Offering Circular does not contain any untrue statements of material fact or omit to state any material fact necessary to make the statements made, in light of all the circumstances under which they are made, not misleading. However, if this representation is inaccurate with respect to a material fact, if this offering fails to qualify for exemption from registration under the federal securities laws pursuant to Regulation A, or if we fail to register the Offered Units or find an exemption under the securities laws of each state in which we offer the Offered Units, each investor may have the right to rescind his, her or its purchase of the Offered Units and to receive back from the Company his, her or its purchase price with interest. Such investors, however, may be unable to collect on any judgment, and the cost of obtaining such judgment may outweigh the benefits. If investors successfully seek rescission, we would face severe financial demands we may not be able to meet and it may adversely affect any nonrescinding investors.

**Tax Risks**

<u>CIRCULAR 230 DISCLAIMER.</u> **THE ADVICE CONTAINED IN THIS OFFERING CIRCULAR IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY YOU, TO AVOID PENALTIES AND IS WRITTEN TO SUPPORT THE MARKETING OF THE SHARES. YOU SHOULD SEEK ADVICE REGARDING THE TAX IMPLICATIONS OF AN INVESTMENT IN OUR OFFERED**

**UNITS FROM AN INDEPENDENT ADVISOR. (THE FOREGOING LEGEND HAS BEEN AFFIXED PURSUANT TO U.S. TREASURY REGULATIONS GOVERNING TAX PRACTICE.)**

***The Internal Revenue Service, or IRS, may audit our tax returns and in connection therewith, the tax returns of our members including you, which could result in the assessment of additional tax against you.***

There is the possibility that we will be audited by the IRS. Any audit of our Company could result in an adjustment of not only our tax returns, but also an audit and adjustment of our members' personal tax returns with respect to items related to our Company and not related to our Company. An audit could result in the assessment of additional taxes against the members including you.

***If we are taxed as corporation rather than a partnership under the tax rules for publicly traded partnerships, all of our income will be subject to an entity-level tax.***

We intend to operate, so that we qualify as a partnership, and not as an association or a publicly traded partnership taxable as a corporation, for U.S. federal income tax purposes. In general, if a partnership is "publicly traded" (as defined in the Internal Revenue Code of 1986, as amended, or the Code), it will be treated as a corporation for U.S. federal income tax purposes. A publicly traded partnership is one in which the interests in the partnership are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. An established securities market includes a securities exchange, as well as a regular over-the-counter market. We do not anticipate and have no plans as of the date of this Offering Circular for our securities to be traded on an established securities market. Pursuant to our operating agreement, our manager must consent to the transfer of a member's membership interest, and our manager only intends to do so if such transfer would not fall outside one of the safe harbors in the Treasury Regulations from being treated as a publicly traded partnership. If we were to be treated as a publicly traded partnership by the IRS, and could not otherwise satisfy an exemption from corporate taxation, we would be treated as a corporation for U.S. federal income tax purposes. In that event, items of income, gain, loss, deduction and credit would not pass through our members and such members would be treated for U.S. federal (and certain state and local) income tax purposes as shareholders in a corporation. We would be required to pay income tax at regular corporate rates on all of our income. In addition, we would likely be liable for state and local income and/or franchise taxes on all of our income. Distributions to our members would constitute ordinary dividend income taxable to such members to the extent of our earnings and profits, and these distributions would not be deductible by us. Thus, if we were treated as a corporation, such treatment would result in a material reduction in cash flow and after-tax returns for our members.

***A member's federal income tax payable based on our taxable income and gain allocable to a member may exceed cash distributions to such member.***

The taxable income and gains allocable to a member, if and when our planned operations become profitable, may exceed cash distributions to the member. While our manager is required to use its commercially reasonable efforts to distribute sufficient cash to cover our Members' tax liability, ultimately, we are under no obligation to distribute sufficient cash to you to cover any tax liability you may have on our taxable income allocable to you. To the extent that a member's tax liability arising from taxable income and gains allocated by us to such member exceed cash distributions from us to such member, such excess would result in net out-of-pocket tax payment by a member to the applicable taxing authority.

***The IRS may challenge the allocations of taxable income, gain, loss, deductions and credits contained in our operating agreement resulting in the assessment of additional taxes against you.***

Allocations of our taxable income, gain, loss, deductions and credits, and corresponding adjustments to our members' capital accounts are intended to be made in accordance with the applicable Treasury Regulations. There can be no assurance, however, that the IRS will not challenge our allocations of taxable income, gain, loss, deductions and credits contained in our operating agreement, or that, if it does, such challenge will not be successful. If these allocations are successfully challenged, our members may be allocated different amounts of taxable income, gain, loss, deductions or credits than initially reported to them. Prior to making a decision to invest in our Offered Units, investors should carefully consider the potential for challenges by the IRS to any future amounts allocated to

them. Any challenge of our allocations could result in the assessment of additional taxes against the members and out-of-pocket tax payments by members.

***A sale or other taxable disposition of a Class Member's Offered Units may result in a taxable gain.***

Upon the sale or other taxable disposition by a Class A Member of all or a portion of his or her Offered Units, such Class A Member will realize taxable income to the extent that his or her share (for federal income tax purposes) of our liabilities, together with the other consideration the member receives upon the sale of his or her Offered Units, exceeds the member's tax basis in such Offered Units. However, such sale may not result in cash proceeds sufficient to pay the tax obligations arising from such sale. As a result, Class A Members may be required to make out-of-pocket payments in connection with such a sale.

***Federal tax laws are subject to change.***

Investors should recognize that the present federal income tax treatment of limited liability companies may be modified by legislative, administrative or judicial action at any time and that any such action may affect investments previously made. Changes in the federal income tax laws have been proposed and made in the past. Further, the rules dealing with federal income taxation are constantly under review by the IRS, resulting in revisions of its regulations and revised interpretations of established concepts.

***We will generate unrelated business taxable income, or UBTI.***

We will generate UBTI from Sail Energy. Tax-exempt entities must consult their own tax counsel regarding the effect of any UBTI. **DUE TO THE LIKELY PRESENCE OF UBTI, AN INVESTMENT IN OUR OFFERED UNITS (I) SHOULD ONLY BE MADE BY AN INDIVIDUAL RETIREMENT ACCOUNT ("IRA") AFTER CAREFUL CONSIDERATION OF THE NEGATIVE TAX EFFECTS TO THE IRA AND THE REQUIREMENTS OF SUCH IRA RECOGNIZING UBTI TO PREPARE AND FILE CERTAIN TAX FORMS WITH THE IRS, AND (II) IS NOT APPROPRIATE FOR A CHARITABLE REMAINDER TRUST.** See "**MATERIAL FEDERAL INCOME TAX CONSEQUENCES - Investment By Qualified Plans and Individual Retirement Accounts.**"

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## DILUTION

Our net tangible book value as of September 30, 2012 was approximately $(63,026). Net tangible book value per Unit is determined by dividing our total tangible assets, less total liabilities, by the membership interests outstanding. Dilution in net tangible book value per Unit represents the difference between the amount per Unit paid by purchasers of the Offered Units in this Offering and the net tangible book value per Unit immediately after this Offering.

After giving effect to the sale of 5,000 Offered Units (representing 70.0% of the Units outstanding) in this Offering at the offering price of $1000 per Unit, and after deducting the estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2012 would have been approximately $$4,301,974, or $602.26 per Unit. This represents an immediate increase in net tangible book value of approximately $1,353,678 to our sole Class B Member, Mr. O'Brien (or approximately $631.37 per Class B Unit) and an immediate decrease in net tangible book value of approximately $1,988,678 (39.77%) to new investors purchasing Offered Units (or approximately $397.74 per Unit.

| | |
|---|---|
| Current Members Equity | $(63,026) |
| Units outstanding prior to offering | 2,143 |
| Book value per Unit | $-29.41 |
| | |
| Proceeds after offering expenses | $4,365,000 |
| Current Members Equity | $ (-63,026) |
| | |
| Adjusted net tangible book value | $4,301,974 |
| | |
| Class A Units Outstanding as of Closing of the Offering | 5,000 |
| Class B Units Outstanding as of Closing of the Offering | 2,143 |
| | |
| Total Units Outstanding as of Closing of the Offering | 7,143 |
| | |
| Book value per Class A Unit | $602.26 |
| Book value per Class B Unit | $602.26 |
| | |
| Book value to the Class A Members | $3,011,322 |
| Book value to the Class B Members | $1,290,592 |
| | |
| Dilution per Class A Unit | $397.74 |
| Increase per Class B Unit | $631.67 |
| | |
| Decrease in book value for Class A | $1,988,678 |
| Increase in book value for Class B | $1,353,678 |

The above discussion and calculations are based on Class B Units representing 100% of the issued and outstanding membership interests of the Company as of the date of this Offering Circular and the Offered Units and Class B Units, respectively, representing 70.0% and 30.0% of the issued and outstanding Units of the Company following the Offering. In order to implement our acquisition strategy we will likely need to raise additional capital. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our Members, including the purchasers of Offered Units.

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## PLAN OF DISTRIBUTION

### Offering Amount

We are offering 5,000 Offered Units in this offering for $1,000.00 per Offered Unit. The minimum purchase in this offering is 20 Offered Units, for a minimum purchase price of $20,000; however, we can waive the minimum purchase requirement at our sole discretion. While we do not know each and every circumstance in which we would agree to such a waiver, given the amount of our minimum purchase price and the potential administrative burden associated with such a waiver, we anticipate that any such waiver will be an extraordinary accommodation rather than a routine one. **Accepted subscriptions for the full offering amount must be received, accepted by us and deposited with City National Bank, our escrow agent before the proceeds of this offering will be released to us.**

### Marketing of Offered Units and Compensation of our Dealer Manager and Participating Broker-Dealers

The offers and sales of our Offered Units will be made on a "best efforts" basis by broker-dealers who are members of FINRA. ARI Financial Services, Inc., our dealer-manager, will receive selling commissions equal to 6.5% of the gross proceeds of the offering, which it will pay to participating broker-dealers who are members of the selling group. For acting as managing broker-dealer, our dealer-manager will receive a non-accountable dealer-manager fee of 2.5% of the gross proceeds of the offering and will receive a non-accountable due diligence fee, marketing and expense reimbursement fee of 1.0% of the gross proceeds of the offering, which it may re-allow and pay any portion of thereof to the selling group members. Our dealer-manager will not be required to account for the spending of amounts comprising the dealer-manager fee and the non-accountable due diligence fee. Our dealer-manager may also sell Offered Units as part of the selling group, thereby becoming entitled to selling commissions. The aggregate amount of all items of compensation from any source payable to underwriters, broker-dealers, or affiliates thereof will not exceed an amount that equals 10.0% of the gross proceeds of the Offering. *See* **"ESTIMATED USE OF PROCEEDS."**

Our Company and our dealer-manager have entered into a managing broker dealer agreement for the sale of our Offered Units. Broker-Dealers desiring to become members of the selling group will be required to execute a participating dealer agreement with our dealer manager either before or after the date of this Offering Circular. The form of participating-dealer agreement is an exhibit to the form of managing broker-dealer agreement.

### Offering Materials

This offering of our Offered Units is made exclusively by this Offering Circular, the Offering Statement of which it is part, and the appendices, exhibits and supplements thereto. In addition to this Offering Circular, we may utilize certain sales material in connection with the offering of our Offered Units, although only when accompanied by or preceded by the delivery of this Offering Circular. In certain jurisdictions, some or all of our sales material may not be permitted and if so, will not be used in those jurisdictions.

The offering of Offered Units is made only by means of this Offering Circular. Although the information contained in our supplemental sales material will not conflict with any of the information contained in this Offering Circular, the supplemental materials do not purport to be complete, and should not be considered a part of this Offering Circular or the Offering Statement of which this Offering Circular is a part.

### Subscription Procedures for Offered Units

Prospective investors who meet the suitability standards described above herein may subscribe for Offered Units as follows:

- Review this entire Offering Circular and any appendices, exhibits and supplements accompanying this Offering Circular.

- Complete the execution copy of the Subscription. A specimen copy of the Subscription Agreement is included in this Offering Circular as Appendix B. Although not a requirement to invest in this offering, we ask you to provide information in the Subscription Agreement if you would qualify as an "accredited investor" as defined in Regulation D promulgated under the Securities Act of 1933, as amended.

- Deliver your completed and executed Subscription Agreement to our dealer manager at the address set forth in the Subscription Agreement.

- If you are paying the purchase price for your Offered Units via check, deliver your check for the full purchase price to our dealer manager, and if you are paying via wire transfer, transmit your full purchase price to City National Bank, our escrow agent, pursuant to the wiring instructions in your Subscription Agreement.

- Your check should be made payable to "City National Bank, as escrow agent for Sail Energy Holdings, LLC." You may also deliver the purchase price of the Offered Units directly to City National Bank, our escrow agent, pursuant to wiring instructions included in the Subscription Agreement.

Investors' respective ownership of the Offered Units will be recorded in our Company's books and records and included on Exhibit A of our operating agreement. Investors will not receive a certificate representing the Units they purchase.

By executing the Subscription Agreement and paying the total purchase price for the Offered Units subscribed for, each investor attests that he or she meets the minimum income and net worth standards we have established. Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription, in whole or in part. An approved custodian or trustee must process and forward to us subscriptions made through IRAs, Keogh plans, 401(k) plans and other tax-deferred plans. If we do not accept your subscription, we will promptly return your check without interest, or promptly refund any purchase price transferred via wire transfer. Any subscription application not accepted within thirty (30) days of receipt shall be deemed rejected.

**Escrow Procedures**

Accepted subscription payments will be placed in a non-interest-bearing escrow account with City National Bank, as escrow agent, until subscriptions for the full offering amount have been received and accepted, at which time the escrow agent will release the proceeds, and any interest earned thereon, to us to be used for the purposes described in this Offering. If we do not receive and accept subscriptions for the full offering amount from non-affiliates on or before April 30, 2013, as may be extended to July 31, 2013, this offering will be terminated and the escrow agent will promptly refund subscribers' purchase prices.

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## ESTIMATED USE OF PROCEEDS

Net proceeds to our Company from this offering are anticipated to be $4,365,000, following the payment of selling commissions, dealer manager fees and other offering costs. Set forth below is a table showing the estimated sources and uses of the proceeds from this offering, assuming this offering closes on or before April 30, 2013, as may be extended to on or before July 31, 2013.

| | Per Offered Unit | | Total Offering | |
|---|---|---|---|---|
| | Dollar Amount | % | Dollar Amount | % |
| **Gross Proceeds** | $1,000 | 100% | $5,000,000 | 100% |
| Offering Expenses[1] | $27 | 2.7% | $135,000 | 2.7% |
| Selling Commissions & Fees[2] | $100 | 10.0% | $500,000 | 10.0% |
| **Net Proceeds** | $873 | 87.3% | $4,365,000 | 87.3% |
| Acquisition Costs[3] | $873 | 100% | $4,365,000 | 100% |
| **Total Use of Proceeds** | $1,000 | 100.0% | $5,000,000 | 100.0% |

[1] Offering expenses include legal, accounting, printing, advertising and other expenses of this offering.

[2] Our dealer manager will receive selling commissions of 6.5% of the offering proceeds, which it will re-allow and pay to participating broker-dealers, who sell Offered Units, and our dealer manager will also receive a non-accountable due diligence, marketing and expense reimbursement fee of 1.0% of the offering proceeds, which it may also re-allow and pay to the participating broker-dealers. In addition, our dealer manager will receive a dealer manager fee equal to 2.5% of the gross proceeds of the offering.

[3] Includes payment of a portion of the purchase price and related expenses for our three initial planned acquisitions. The aggregate acquisition costs for our initial planned acquisitions are approximately $8.4 million, of which amount $7,295,000 is attributable to the aggregate purchase price to be paid for such acquisitions, approximately $827,000 is attributable to fees and expenses associated with consummating such acquisitions, the most material of which are due diligence expenses such as title costs, environmental due diligence, lien searches and real property surveys, merger and acquisition advisory fees, legal fees and expenses and $272,500 is attributable to costs and fees associated with securing the bank financing in connection with such acquisitions. In addition to the net proceeds of this offering, we plan to use approximately $3.75 million of our anticipated $15 million credit facility, which amount includes $500,000 in cash to commence our operations. The remaining aggregate amount of $770,000 will be financed through our issuance of notes to the sellers of our three initial planned acquisitions as part of the respective purchase price we pay for their respective assets.

In the first of our three initial planned acquisitions, we intend to purchase substantially all of the assets of Hanson Fuel Company and Hanson Fuel, Inc., or Hanson, for an aggregate purchase price of $3,450,000 consisting of a cash payment of $3,100,000 and a promissory note in the principal amount of $350,000. The Hanson assets we intend to acquire include its real property, including the corporate offices and bulk storage facilities, as well as its customer lists, supply agreements and certain vehicles, property, plant and equipment.

In the second of our initial planned acquisitions, we intend to purchase substantially all of the assets of South Arm, Inc., d/b/a Murray Oil Co., or Murray, for an aggregate purchase price of $3,500,000, consisting of a cash payment of $3,100,000 and a promissory note in the principal amount of $400,000. The Murray assets we intend to acquire include its real property, including the corporate offices and bulk storage facilities, and a convenience store, as well as its customer lists, certain vehicles property, plant and equipment and its inventory of propane and other refined petroleum products.

In the third of our initial planned acquisitions, we intend to purchase substantially all of the assets of Western Maine Propane for an aggregate purchase price of $345,000, consisting of a cash payment of $325,000 and one promissory note in the principal amount of $20,000. The Western Maine Propane assets we intend to acquire include its customer lists, tanks, vehicles and tools and equipment.

See **"DESCRIPTION OF OUR BUSINESS – Description of Our Expected Revolving Credit and Term Loan Facility"** and "**DESCRIPTION OF OUR ACQUISITION TARGETS.**"

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## DESCRIPTION OF OUR BUSINESS

### General

Our Company was formed as a Delaware limited liability company on May 4, 2012. Our business is the development and operation of a retail distribution network primarily for propane and heating oil and, to a lesser extent, refined petroleum products, such as kerosene, gasoline and diesel fuels and related products and services, initially in the Northeast (New England, Eastern Pennsylvania, New York and Connecticut), and additionally in the Mid-Atlantic, region of the United States. We intend to do so through staged acquisitions of existing energy distribution businesses, coupled with organic growth through our execution of an operational plan focused on efficiency, asset utilization and superior marketing and sales. Refined petroleum products, on a *proforma* basis, will represent less than 10% of our gross profits from our initial planned acquisitions. We intend to purchase our initial planned acquisitions, and own and operate our business through our wholly-owned subsidiary, Sail Energy, LLC, a Delaware limited liability company, or Sail Energy.

Our subsidiary, Sail Energy, was formed on May 4, 2012. We intend to purchase our initial planned acquisitions, and own and operate our business, through Sail Energy.

We have currently identified three existing enterprises as acquisition targets: (i) Hanson Fuel Company, Inc. and Hanson Fuel, Inc., (ii) South Arm, Inc, d/b/a Murray Oil Co., and (iii) Western Maine Propane. We have entered into a letter of intent with each of them, as further described in this Offering Circular, to purchase substantially all of the operating assets of their respective businesses. *See* "**DESCRIPTION OF ACQUISITION TARGETS.**"

To supplement the capital raised from the proceeds of this Offering, we are currently negotiating terms for a $15 million credit facility, as further described below, which will be used to finance, in part, the purchase price of our initial and future acquisitions and for working capital.

### Description of Our Expected Revolving Credit and Term Loan Facility

We have entered into negotiations with Middlesex Savings Bank to obtain a senior credit facility in the anticipated initial aggregate amount of $15,000,000. We anticipate using approximately $3.75 million of this credit facility, which amount includes $500,000 of operating cash to commence operations, to fund a portion of the purchase price of our initial planned acquisitions, and the remainder for follow-on acquisitions and our working capital. We expect to close on our senior credit facility with Middlesex Savings Bank immediately upon the closing of this offering. While our negotiations for this credit facility are progressing, there can be no assurance we will enter into definitive documentation and consummate the borrowing associated with regard to this facility on the terms described below or at all.

We anticipate that our credit facility will be comprised of a three-year $3 million working capital revolving credit facility and a three-year $12 million acquisition line of credit. Approximately $3.75 million will be drawn from the acquisition line of credit in connection with consummation of two of our initial three acquisitions and will be structured as follows: a (i) five-year approximate $1.2 million term loan for the acquisition of the assets of Hanson Fuel Company and Hanson Fuel, Inc., or Hanson; (ii) twenty five-year approximate $520,000 mortgage loan for the acquisition of the Hanson real property; (iii) five-year approximate $1.35 million term loan for the acquisition of the assets of Murray; and (iv) twenty five-year approximate $664,000 mortgage loan for the acquisition of the Murray real property. We anticipate that the collective amounts of our two term loans will include approximately $500,000 in cash which we will use to commence operations related to the Murray and Hanson acquisitions. Additional amounts may be drawn by us from the working capital revolving facility from time to time to meet the working capital needs of our business.

We expect to pay interest only on the outstanding balance of our working capital revolver, payable on a monthly basis with interest set at our lender's prime rate. We also expect that initial advances to fund acquisitions will be made on an interest-only basis. We anticipate that payments of principal and interest will be required over the respective terms of the Hanson term loan, the Hanson mortgage loan, the Murray term loan and the Murray mortgage loan. Interest on our acquisition revolver and the remaining term loans is expected to be based on a leverage covenant calculation made at the end of each fiscal quarter. If our total outstanding senior debt is less than or equal to two times our EBITDA (defined by our lender as net income plus interest, accrued tax, depreciation and amortization expense calculated on a rolling four-quarter basis), then our interest rate will be either prime or LIBOR plus 2.75% with a floor of 4.25%. If our total outstanding senior debt is greater than 2.00, then our interest rate will be either prime plus 0.25% or LIBOR plus 3.00 with a floor of 4.75%. We also expect to be permitted to elect a five year fixed rate of 4.5% at closing or one time during the term of our credit facility.

We anticipate that our loans under the credit facility will be subject to a 2% prepayment penalty if they are prepaid in the first year of the term and a 1% prepayment penalty if they are prepaid in the second year of the term from the proceeds of another lending institution or from the sale of our Company. Our credit facility will be senior to all other debt of our Company and secured by a first lien on all of the Company's assets as well as a pledge of Sail's 100% membership interest in Sail Energy.

We expect that our ability to borrow under this facility will be subject to our ongoing compliance with a number of customary affirmative and negative covenants, including limitations on incurring additional debt other than senior debt as permitted under our credit facility, allowing additional liens to encumber assets securing the credit facility without our lender's consent, using the facility to make additional acquisitions not contemplated by the lender, dispositions of assets securing our facility without payoff of our facility, as well maintaining as certain mandatory leverage financial ratios. We expect that our credit facility will provide for acceleration of payment of all amounts outstanding thereunder upon the occurrence and continuation of an event of default. If a default or event of default occurs and is continuing, we expect that we will be precluded from making distributions to our Members. In addition, we expect the lender will have the ability to foreclose upon our assets collateralizing our credit facility upon the occurrence of and continuation of an event of default.

We expect to be subject to two principal financial covenants that must be either satisfied or waived prior to our making any distributions to our unit holders. Under the first financial covenant, our EBITDA (defined as net income plus interest, accrued tax, depreciation and amortization expense calculated on a rolling four-quarter basis), as adjusted for extraordinary items, must be at least 2.75 times outstanding senior debt under our credit facility at the time of any such distribution. Under the second financial covenant, we will be required to maintain a minimum debt service coverage ratio of 1.2 times. As defined, this covenant is defined as EBITDA (as adjusted for certain capital expenditures and tax distributions) divided by interest and principal payments on all of our outstanding indebtedness and payments on our capital leases

**Industry Overview**

The retail distribution of propane and refined petroleum products and services became significant with the housing boom following World War II and the subsequent introduction of dependable central heating appliances. Based on our research of businesses within our target markets, few value-added services appear to have been developed; marketing is generally focused on delivering core commodities; sales are more closely aligned with order taking.

As a former consultant and one involved in management within the home heating industry for over thirty years, Dennis O'Brien, our manager's Chairman, President and Chief Executive Officer, has first-hand knowledge of industry operating models and the effectiveness of retailer's responses to changes in the marketing environments. Mr. O'Brien believes these changes impact smaller fuel suppliers in particular. In the recent industry study Fuel Oil & LP Gas Dealers Industry Profile, prepared by First Research, small dealers are identified as being at a distinct economic disadvantage. The study notes that fuel dealers generally must invest significantly in storage tanks and delivery vehicles. It further notes that large dealers generally have better access to capital and have been able to use assets more productively than small dealers. The First Research study also highlights that small dealers are also challenged with complying with government requirements regarding fuel transport and storage, various regulations that govern loading, unloading, and fuel storage, and state laws limit the number of hours a worker can drive a delivery vehicle.

Management believes energy markets in the Northeast continue to change rapidly. As the First Research study noted above provides, these changes are caused by the combined effects of volatile energy pricing, evolving environmental and energy policies, increased conservation awareness by the consumer and improvements in equipment efficiency. By way of example, this study notes that the cost of fuel and liquid propane gas depends highly on the fluctuating price of crude and can change by more than 10 percent in a single year. Despite these changes, management believes that there are opportunities to increase the volume of propane sales, particularly in the Northeast. The Propane Education and Research Council's, or PERC's, sponsored report, 2010 Propane Market Outlook, provides examples of such opportunities which include fuel oil to propane conversions and targeting existing propane customers to maximize the number of propane appliances.


Main Space Heating by Source for Northeast
Millions of Housing Units
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0

| | MA | CT, VT, NH, ME | NY | PA | NJ |
|---|---|---|---|---|---|
| Electricity | 0.9 | 0.9 | 1.5 | 2.6 | 0.6 |
| Natural Gas | 1.4 | 0.9 | 4.2 | 2.0 | 2.6 |
| Propane | 0.1 | 0.2 | 0.1 | 0.6 | 0.0 |
| Wood | 0.2 | 0.7 | 0.4 | 0.7 | 0.3 |
| Fuel Oil | 0.8 | 1.7 | 2.2 | 1.0 | 0.3 |

The following data supplied by a 2009 study from the U.S. Energy Information Agency depicts energy use by the number of housing units in the Northeast:

*Source: US Energy Information Agency*

Management believes that all of the following offer opportunities for increasing propane usage in the Northeastern states depicted in the chart:

- According to the U.S. Energy Information Agency, in its 2009 study noted above, fuel oil use in the New England and the Mid-Atlantic represents more than 80% of the nation's usage.
- Conversions from heating oil to propane may offer the highest growth potential in both the residential and commercial sectors according to PERC's 2010 Propane Market Outlook.
- According to the U.S. Energy Information Agency, in its 2011 study, electricity is currently one of the most expensive forms of energy on a dollar per million Btu basis. Management believes this will continue to give propane a competitive advantage in the near future. .
- As noted in both PERC's 2009 Propane Market Outlook and 2010 Propane Market Outlook, we also believe targeting anticipated existing customers to maximize household propane use may be the most effective way to offset increasing equipment efficiency. Management also believes that additional applications such as propane fireplaces, pool heaters, hot water heaters and upscale kitchen appliances are other examples of areas which could provide opportunities for gain in product market share.

- PERC's 2010 Propane Market Outlook notes that propane has become the premium fuel of choice in the largest and most expensive new homes not connected to the natural gas main.
- According to a 2011 study commissioned by PERC entitled "Performance Comparison of Residential Heating Systems: Energy, Economics, and Emissions," propane fueled systems are the lowest cost of competing fuels when considering their high efficiency, reasonable first cost, reasonable energy rates and better carbon emissions.
- As noted in a 2012 National Propane Gas Association presentation by Peter Fasullo entitled "Outlook for U.S. Propane Supplies," propane supplies will continue to grow with the ongoing development of shale gas and consistent refinery production. Another National Propane Gas Association presentation, "Impact of Shale Liquids on Regional Gas Supplies," goes a step further by stating that propane prices will continue to decline relative to crude oil but remain well above natural gas.

**Acquisition Strategy**

Our Company's merger and acquisition strategy is two-pronged. First, we will seek out quality customer service-oriented companies. Specifically, Sail is looking for companies with similar pricing and service philosophies, which are contiguous with Sail's anticipated initial operations or with the significance to operate as a stand-alone operating platform. Secondly, it is part of our Company's strategic acquisition strategy to combine these larger companies with smaller, bolt-on acquisitions that can be purchased at a lower valuation. Bolt-on acquisition refers to a portion of our business plan that focuses on acquiring small energy retailers, then integrating them with our larger platform operations. We anticipate the effect will be to reduce the overall acquired cost while giving the operation larger mass resulting in reduced per unit operating costs.

Specific characteristics critical to our Company's acquisition strategy include:

- *Location.* Characteristics of markets include the number of residential fuel and propane customers within a 50 mile radius, average homeowner income, availability of competing fuels and projected market growth rates. Demographically, initial target companies and anticipated customers are located in suburban/rural areas of the Northeast, such as New England, eastern Pennsylvania, New York and Connecticut, with further subsequent growth into the Mid-Atlantic. Based on our management's experience, we believe it is in these markets that larger, single-family residences exist or are being built and from which a higher margin per gallon is achievable. We plan to look primarily to markets characterized by more service-oriented customers whose principal energy concern is a warm and comfortable residence and/or prompt and efficient service at their residence or place of business. Pricing for the goods and services we plan to provide to these consumers is a secondary issue.
- *Acquisition target size.* Larger propane and heating marketers often see the value of their companies at the high end of market valuations. Mid-sized marketers offering a solid foundation of customers are eligible to become platform companies in these desired markets. Smaller, bolt-on acquisitions with limited assets, but with profitable customer lists, are added at a lower valuation. This strategy gives Sail Energy a larger customer base in a desired market, but with a collective smaller investment.
- *Target Product Line Composition.* Sail's focus is to become a retail distributor of predominantly propane and related products and services. However, in management's experience, being a multiple fuel distributor in the Northeast and Mid-Atlantic regions of the U.S. offers strategic marketplace opportunities because energy consumers prefer to deal with one supplier for their heating fuel and propane requirements and also because there are a greater number of attractive acquisition targets in these regions. The acquisition of heating oil companies or a combination of propane and heating oil companies, not only offers us attractive cash flows, but also provides us with an opportunity to convert heating oil volumes to propane volumes, which strategy is fundamental to our business plan.
- *Fleet.* Vehicles offer a primary marketing tool as well as an essential asset to the delivery of our products and services. Delivery vehicles must be sufficient in size and operating condition to maximize efficiencies to meet our planned operations and objectives.

- *Employees.* The quality of employees is an important consideration in selecting acquisitions. Employees will be fully screened and we generally recognize that companies with union employees are more costly to operate.
- *Customers.* The characteristics of our anticipated customer base impacts projected customer gains and losses, and therefore is critical to the determination of target valuation. Customer base considerations include credit and delivery profile, level of value-added services that have been offered, historic margin performance (otherwise referred to as price sensitivity), past customer gains or losses or attrition and pricing program implementation.

Each of our initial planned acquisition targets were previously known to the Company's management and USEFC through their respective industry participation. Each fits the profile of either a platform or bolt-on acquisition and was selected by us for acquisition because the characteristics described above are attributable to each of them. Each of our initial planned acquisition targets is located in an attractive geographic market and an appropriate size for an initial acquisition. Further, each provides products and services to their respective customer with updated and safe equipment by qualified employees.

**Operating Strategy**

Our Company's operating model is focused on the execution of two core competencies, customer service management and supply chain management. Customer service management refers to Sail Energy's focus on managing all points of contact with consumers, particularly at points of sale and the delivery of products and services. Supply chain management refers to Sail Energy's ability to effectively and efficiently execute the delivery of products and services from point of supply to the customer. Specifically, supply chain management focuses on reliability, inventory management, the delivery of products and services on specification and timely, in a manner consistent with our safety standards and in compliance with regulatory requirements.

As the individual regions grow through our planned acquisitions, we plan for operational control to shift to a regionalized operations center. We plan for our centers to blend highly trained staff which effectively uses technology to deliver higher levels of efficiency and productivity. Our goal will be to achieve a supply chain management process that yields lower cost, yet higher predictability of performance. Certain functions most efficiently performed centrally at our Company's headquarters include accounts payable, accounts receivable collections, payroll processing, human resource oversight, general finance and budgeting functions, sales and marketing coordination along with safety and internal audit. We also intend to enhance customer service with the introduction of customer service centers. These locations will be staffed by sales-focused team members, in an environment that provides today's consumers with an education and awareness of available energy choices.

**Marketing and Sales Strategy**

The creation, development and effective implementation of a full-service, "value-added" customer focused environment is one of the most critical elements of our business plan. We intend to develop a well-defined, multifaceted approach to the marketplace that leverages opportunities in the markets where it competes. Through the offering of a number of programs, ranging from water heater promotions to building and HVAC contractor incentives, we plan to continuously roll out targeted efforts to capture new business and "up-sell" anticipated existing customers. It also will utilize a variety of collateral, public relations or advertising pieces to spread its message and brand deep into the marketplace. New customer welcome packages, budget plan solicitations, mailings, bill stuffers and trade show exhibits all serve to support brand awareness, build equity and generate new sales. We also plan to exploit newer technologies not being used extensively by the industry, such as direct-to-consumer email marketing, tweeter feeds and an interactive web site. By integration of select financial, accounting and database materials into the web-site structure, our information technology effort will enable the site to function at many levels, both externally and internally, as the customer's expectation for timely, accurate information is exceeded. Timely and consistent execution of the plan, with deference to certain local market conditions, will enable Sail to capitalize on growth, capabilities and reputation to develop a leadership position in the industry.

"Value added" or premium customer service programs are generally characterized by: just-in-time delivery service, technical repairs, propane tank and related line installation and service; equipment installation, maintenance and financing. The intention of our management is to exceed this current level by providing energy audits, design and engineering services to assist anticipated larger residential and commercial/industrial customers, educational "seminars" that bring awareness of different energy options (i.e., "whole house propane use", conversion from heating oil or electricity to propane). The objective is to position Sail Energy as the premium, reliable outlet for all of a customer's energy needs.

Although we have not yet commenced operations and there is no guarantee that we will achieve any particular level of sales or sales growth, we believe there is opportunity for dynamic growth in our sales through a number of channels, the most significant of which are identified below.

a) *Whole House Conversion.* As indicated by the PERC study, 2010 Propane Market Outlook, capturing new applications and appliances in the homes of existing propane customers is a priority for our Company since existing propane customers represent a significant potential market for new propane applications. For example, many customers use propane for cooking, water heating or clothes drying but not for space heating. Other customers use propane for space heating but not for water heating or cooking. The study points out than more than 2.5 million existing propane customers could convert to propane heat, including more than 1 million customers in the Northeast who are likely heating with fuel oil.

b) *Builder Referral Program.* Sales teams will actively solicit builders and work to introduce propane as the energy of choice for a greater percentage of homes build beyond the natural gas main. Many builders will still need to be educated about advantages to their clients of using propane instead of electricity. Targeted collateral pieces, involvement in local, state and national builder associations, informative newsletters, seminars and promotional discounts all serve to position our Company as the reliable, authoritative partner for the homebuilding community.

c) *Retail Sales Compensation Plans.* Our Company is in the process of developing a comprehensive retail sales compensation plan that will contain a mix of incentives that carefully balances the selling patterns of the many diverse local markets in which we plan will operate with our strategic earnings goal.

d) *Marketing Information System.* Our Company will develop data-mining and report generation capabilities that will allow its marketing department to quickly extract sales data from its customer databases. In conjunction with feedback from anticipated customers via the website and other sources, our marketers will be able to use this analytical capability to target market sectors, selected demographics and even specific customer with promotions designed to up-sell and build volumes.

e) *Developing an E-Strategy.* Of our three initial planned acquisitions, only one, Murray, has an internet presence. In an increasingly competitive and technologically sophisticated marketplace, we realize that we must establish a more substantial and progressive Internet presence, utilizing data-driven web technologies in order to stand out as a leader in the energy industry. The web site will host an interactive and content rich information system, educating new prospects on all their energy options, answer questions, solicit input through improved interactivity, allow for cost-effective promotion of value-added products, facilitate the quick payment of bills and ordering of goods and services. The goal is to create a more consumer-responsive organization with deeper penetration of brand awareness into the marketplace.

f) *Sail Energy Customer Retention Rewards Program.* Our Company's management is currently developing a customer retention/rewards program for anticipated residential energy customers. This program would provide points on qualifying purchases which can be used as a credit for services such as an equipment service contract, an equipment installation or a propane grill.

**Competition**

The retail energy distribution market is highly competitive, with competition based primarily on price and service. A retailer's largest cost component is the actual liquid product itself, the price of which can change significantly in response to changes in supply or other market conditions over which retailers have no control. As gross profits depend on the excess of retail sales prices over supply costs, the retail energy business is a "margin-based" business. Since heating oil and propane are commodities, price volatility in wholesale markets has a direct impact on the marketer's gross profit margin per gallons sold. In particular, energy retailers may not always be able to efficiently pass on to their customers rapid increases in spot prices and these increases can reduce profits.

In terms of the areas we will initially seek to serve, our Company expects to compete with the major energy distributors, e.g., AmeriGas, Suburban Propane and NGL/Energy Partners. In addition, we will compete with a variety of smaller, independent distributors.

**Summary of Operations over next Twelve Months**

During our initial 12 months of operations we anticipate: (i) closing our initial planned acquisitions using the proceeds of this offering and a portion of the proceeds from our credit facility; (ii) operating our initial planned acquisitions in accordance with our operating strategy described above; and (iii) seeking additional acquisitions in accordance with our acquisition strategy also described above. Additionally, as of the closing of this offering, we expect the remaining members of our management team to begin their duties with our management.

Our primary operational goals during our Company's initial 12 months of operations following our initial planned acquisitions are threefold as follows:

1. *Financial Management & Control.* We intend to implement effective and timely measurement of our financial performance, particularly as it relates to the identification of any inefficiencies in gross profit generation and overall expense control for our acquired businesses. Additionally, we will examine accounts receivable, collection practices, the performance of any fuel pricing programs and regulatory and safety compliance.

2. *Customer Service Management.* We believe that we have the opportunity to add value to our acquired businesses by improving customer service at all points of contact. Specific areas where we believe we can improve the performance of our acquired businesses over the next 12 months include the performance of the sales team and reporting customer gains and losses. We also plan to ensure we have the ability to accommodate propane account acquisitions by planning for and appropriately allocating the necessary service technician and related tanks and equipment resources.

3. *Supply Chain Management.* Over the next 12 months, we will work to improve the efficiency of the supply chains inherited from our planned acquisitions in order increase our profitability. Specifically we intend to (i) seek improved supplier pricing and terms by leveraging the larger size of our anticipated business versus the size of our individual planned acquisitions, (ii) manage the combined fleet of vehicles from our planned acquisitions more efficiently than the acquired companies, and (iii) combine and revise delivery routes to increase route related delivery efficiencies.

Although, we have not yet identified any additional targets beyond our initial planned acquisitions, we intend to make additional acquisitions of propane and heating oil distribution and service companies over the next 12 months. We intend to finance our additional acquisitions through additional equity raises as well as through the use of our anticipated credit facility. Because we have not yet identified additional acquisitions, we cannot specifically identify additional cash needs that will result from planned acquisitions; however our expectation is that we will need to raise additional cash over the next 12 months to execute our acquisition strategy.

**Description of the Comprehensive Management Agreement**

We have entered into a Comprehensive Management Agreement, or our management agreement, with our manager, Sail Energy Management. Pursuant to our management agreement, our manager will hire, retain and provide to us, at its expense, all of the personnel which may be required from time to time to conduct our business, including without limitation the operation of our initial planned acquisitions. Our manager will have control over all aspects of its employment of such personnel, including their compensation, retention and performance, and our manager will be responsible for compliance with all federal, state and local employment laws and regulations with respect to its employees.

In addition to providing the personnel necessary to conduct our business, our manager, pursuant to our management agreement, will be responsible for establishing our, and Sail Energy's, bank accounts, and will be responsible for collecting any revenues due us or Sail Energy. From our and Sail Energy's revenues, our manager will pay all of our and Sail Energy's expenses, including the comprehensive management fee due our manager, as described below.

As consideration for its services to us under our management agreement, we will pay our manager a comprehensive management fee equal to 102% of the aggregate of all costs and expenses our manager incurs in employing its employees on our behalf, including salary, bonuses, withholding taxes, pension contributions, insurance benefits, and other perquisites. The comprehensive management fee is payable at such time and from time to time as our manager deems necessary to pay its aggregate employee costs and expenses. If there are insufficient funds available from our revenues to pay the comprehensive management fee at any time, the unpaid portion will accrue, without interest, and be paid alongside future installments of the comprehensive management fee.

Our management agreement is terminable upon 180 days written notice by either party to the other, and is also terminable for "cause" upon 10 days written notice from us to our manager. In addition, our manager may terminate our management agreement if, subject to the requirement that the comprehensive management fee accumulate if funds are not available to pay it, the comprehensive management fee is not paid in a timely manner and we do not cure such nonpayment within 5 days of receiving notice of the same from our manager. Unless our manager terminates our management agreement for failure to pay the comprehensive manager fee, at our request in the event of termination for any other reason, our manager will be required to continue to fulfill its duties under our management agreement (and be paid the comprehensive management fee) until such time as a successor to our manager's duties under our comprehensive management agreement is selected and commences work.

**Description of Financial Advisory Services Agreement**

We have engaged US Energy Finance & Capital, LLC, a Delaware limited liability company, or USEFC, to perform significant financial and acquisitions advisory services for our Company. This relationship allows us access to strategic financing relationships as well as in depth knowledge of acquisition opportunities throughout the Northeast and Mid-Atlantic regions of the United States. Under the terms of our advisory services agreement, USEFC is engaged as our exclusive financial advisor for transactions involving our capital structure and the financing of our mergers and acquisitions activities. The advisory services agreement has an initial term of five years with two five-year extension options. Either party may elect to extend the term of the Agreement for an additional five year term upon ninety (90) days written notice prior to the expiration of the current term.

The services to be provided by USEFC under the agreement include, among other things, advising and assisting us in the financing of our mergers and acquisition activities, and negotiating with our capital providers on the terms of such financing.

As compensation for its services, USEFC will receive a fee upon the consummation of any debt financing, in the amount of (a) one and one-half percent on the full principal amount if the financing transaction is for senior debt of the Company, whether funded or unfunded, and (b) two and one-half percent on the full principal amount of any financing transaction for subordinated debt of the Company (whether senior to, or subordinated to any other funded or unfunded debt that is subordinate to the Company's or its affiliate's senior debt). Under certain terms and conditions, a higher fee in the amount of three percent or five percent may apply. In addition, USEFC will receive a general financial consulting services fee of $200/hour for its advisory services, invoiced on a monthly basis.

Finally, upon the closing of any mergers and acquisitions transactions, USEFC will receive a fee for services rendered in connection with any such transaction based on the size of the acquisition, ranging from $50,000 for a transaction with aggregate consideration of less than $500,000 to three and three-quarters percent of any transaction with aggregate consideration in excess of $9,000,000. At the closing of any sale of all or substantially all of the assets of Sail or one of our subsidiaries, USEFC will receive an advisory fee equal to 10% of the total consideration we receive in connection with the consummation of such sale transaction.

## DESCRIPTION OF OUR ACQUISITION TARGETS

### General

Our Company's three initial planned acquisition targets are family-owned, full service retail energy distributors serving residential and commercial customers. These distributors sell a combination of propane and refined petroleum products, including heating oil, diesel, gasoline and propane, along with related equipment parts and services throughout Massachusetts and Maine. We have entered into letters of intent with each of the sellers of our initial planned acquisitions. Each such letter of intent provides us with an exclusive right through January 31, 2013 to negotiate terms associated with a definitive agreement relating to the purchase of each such seller's assets. We plan to either amend such letters of intent to extend the expiration date of the exclusivity period for that period of time which will allow us enter into a definitive agreement with the applicable seller or proceed as quickly as possible with entering into a definitive agreement with the applicable seller. The sellers of these initial planned acquisitions, however, are not yet bound to sell their assets to us pursuant a legally binding definitive agreement. Therefore, there can be no assurance that we will be able to consummate the closing of our initial planned acquisitions. Further, we plan to use both the proceeds of this offering and our expected credit facility, which is not yet secured, to pay for all of the acquisition costs associated with our initial acquisitions. We will not be able to proceed with our initial planned acquisitions if we do not raise the maximum aggregate offering amount in this offering and secure our credit facility.

### Hanson Fuel Company and Hanson Fuel, Inc.

Hanson Fuel Company and Hanson Fuel, Inc., or, together, Hanson, is a family-owned business located in Hanson, Massachusetts. Hanson began distributing coal in 1979 and expanded in the 80's and 90's to include fuel oil, kerosene, diesel, and propane gas. In addition to distribution of propane and refined petroleum products to residential and commercial customers, Hanson also provides installation and maintenance services for oil and propane tanks, boilers and heating systems.

Hanson's offices are located at 1158 Main Street in Hanson, Massachusetts and consist of approximately four acres. Hanson has bulk storage on its site, including one 215,000 gallon above ground tank for heating oil and two 1,000 gallon tanks for kerosene and diesel fuel. There is also a permit for the installation of a 30,000 gallon propane storage tank for the facility, a project with an expected completion date of January, 2013. Hanson occupies an approximately 1,100 square foot office building, along with vehicle maintenance and storage building. The entire plant is secured by a seven foot chain link fence to insure proper security of the facility.

The real property we expect to acquire from Hanson is subject to a reservation of rights for the benefit of the Rockland Trust Company and its successors in interest, which grants them the right to use a leaching field located on the southwest corner of the property, and the right to maintain a drainage easement along the lot lines. A portion of the real property has also been designated as wetlands and is subject to an Amended Order of Conditions issued by the Hanson Conservation Commission pursuant to the Town of Hanson Wetlands Protection By-Law. Certain provisions of the Amended Order of Conditions continue in perpetuity, including provisions related to controlling contamination in runoff contained in the catch basins and containment area.

Sail Energy and Hanson Fuel Company entered into a letter of intent dated July 26, 2012 for Sail Energy to acquire selected assets of Hanson, including real estate located at 1158 Main Street, Hanson, Massachusetts, the current customer list and supply agreements, and certain vehicles, property, plant and equipment owned by Hanson Fuel Company in connection with its distribution and services operations. The purchase price for the Hanson assets and real estate will consist of a cash payment of $3,100,000.00 and a five-year subordinated promissory note in the principal amount of $350,000 secured by a second lien (behind the lender of our credit facility) on the real estate at 1158 Main Street, which will be a lien on the realty underneath the improvements only, exclusive of the improvements, fixtures, leases and rents, and personal property. The note bears interest at 4% with interest payments payable annually in arrears and the entire outstanding principal amount of the note due and payable on the maturity date. An amendment to the letter of intent contains a 90-day exclusivity right, which expires on January 31, 2013, to cover the period during which the sale of substantially all of Hanson's assets to us will be consummated.

Hanson Fuel Company had sales in the twelve month period ending September 30, 2012 of approximately $4,000,000 and for the twelve month period ending September 30, 2011 of approximately $5,100,000. Hanson services over 3,500 customers with a fleet of 15 vehicles. It currently has 15 employees.

**South Arm, Inc., d/b/a Murray Oil Co.**

South Arm, Inc., d/b/a Murray Oil Co., or Murray, is a fourth generation, family-owned retail energy supplier located in Turner, Maine. Their history as a full-service distributor to both residential and commercial customers dates back to 1930, beginning with Jon Murray and one truck. Eighty-two years later, Murray provides heating products and complimentary services to customers in 18 communities throughout central Maine. In addition to its core services of distributing heating fuel and propane, Murray also operates a convenience store and full-service truck stop.

Murray's corporate office, along with its bulk distillate and propane storage, is located at 84 General Turner Hill in Turner, Maine. Murray also operates two retail fueling locations: (i) Murray's Mega Mart located at 454 Auburn Road in Turner, Maine, which property is owned by Murray and at which location gasoline, diesel fuel and convenience store items are sold, and (ii) Murray's Truck Stop located at 1365 Auburn Road in Turner, which property is leased to Murray on a year-to-year lease by Northland Holder, Inc.

The General Turner Hill property we expect to acquire from Murray is subject to a well easement benefitting the adjoining land owned by Jonathan and Sarah Murray, which well easement is no longer in use. In connection with the acquisition of Murray's assets, Jonathan and Sarah Murray will seek their mortgage lender's consent to termination of the easement. The General Turner Hill property is also benefitted by a septic easement located on the adjoining property owned by Jonathan and Sarah Murray; however, the use of the septic easement is limited to reasonable use in common with Jonathan and Sarah Murray, and is limited to use by the existing premises owned by each party.

The Mega Mart property we expect to acquire from Murray is subject to a wastewater and disposal system easement and an underground pipeline easement in favor of the adjoining property to the north, located at 464 Auburn Road, or the Seaman Property. The easements were recently amended to provide that the grantee is solely responsible for the repair, maintenance and replacement of the underground pipeline, and to limit grantee's use of the septic easement to the current uses at its existing business. The Mega Mart property is subject to a well easement for the benefit of the Seaman Property. The use of the well is limited to the same amount of water currently used at 464 Auburn Road. The owner of the Mega Mart property is obligated to provide annual sampling and analysis of the well for gasoline and diesel range organics, and to provide a copy of the results to the grantee. In the event that the well becomes contaminated, the owner of the Mega Mart property is obligated to provide an alternate source of potable water.

Sail Energy and Murray entered into a letter of intent dated July 11, 2012 for Sail Energy to acquire selected assets of Murray, including the convenience store, customer lists, vehicles, property, plant and equipment, and Murray's inventory of propane and other refined petroleum products for a cash payment of $3,100,000.00 and a five-year $400,000 subordinated promissory note, secured by a second lien (behind the lender of our credit facility) on the Murray realty underneath the improvements only, exclusive of the improvements, fixtures, leases and rents, and personal property. The note bears interest at 4% with equal payments of principal plus applicable interest payable annually in arrears. An amendment to the letter of intent contains a 90-day exclusivity right, which expires on January 31, 2013, to cover the period during which the sale of substantially all of Hanson's assets to us will be consummated. The purchase price for Murray's assets is subject to adjustment if sales subsequent to the date of acquisition do not fall within a certain target range based on pre-closing margins

Murray had sales for the twelve month period ending September 30, 2012 of approximately $20,600,000 and for the twelve month period ending September 30, 2011 of approximately $22,900,000 through direct to consumer, convenience store and truck stop distribution channels. Murray services over 4,200 customers with a fleet of 19 vehicles. It currently has 52 employees.

### Acquisition of Western Maine Propane Assets

The purchase of Western Maine Propane represents Sail Energy's first bolt-on acquisition. Western Maine Propane, a sole proprietorship owned and operated by Ashley O'Brien, the brother of Dennis J. O'Brien, our manager's Chairman, President and Chief Executive Officer, is currently located in Livermore Falls, Maine. Upon completion of the transaction, its customers, assets and approximately $400,000 in annual sales will be fully integrated into the Murray operation. No additional real estate, employees or fleet is required to service the additional 600 Western Maine Propane customers other than what is being currently utilized by Murray.

Sail Energy and Western Maine Propane entered into a letter of intent dated August 6, 2012 for Sail Energy to acquire all of the operating assets of Western Maine Propane, including its customer lists, tanks, vehicles and tools and equipment, for a cash payment of $325,000 and the issuance of a five-year subordinated promissory note in the amount of $20,000 . The five year note bears interest at 4% with interest payments payable annually in arrears and the entire outstanding principal amount of the note due and payable on the maturity date. An amendment to the letter of intent contains a 90-day exclusivity right, which expires on January 31, 2013, to cover the period during which the sale of substantially all of Hanson's assets to us will be consummated.

Western Maine Propane had sales for the twelve month period ending September 30, 2012 of approximately $395,000 and for the twelve month period ending September 30, 2011 of approximately $427,000.

## MANAGEMENT

### Management

Our Company is a manager-managed limited liability company, therefore, we do not have a board of directors or executive officers. Rather, our day-to-day business affairs are controlled by our manager, Sail Energy Management. Sail Energy Management has the sole power to manage our Company's day-to-day affairs and may bind our Company to contracts. *See* "**DESCRIPTION OF SECURITIES OFFERING – Description of our Operating Agreement.**" Our manager unilaterally controls our management, subject to the rights of the Class A Members and our sole Class B Member, voting as a single class, to consent to certain major decisions, as more fully described below in "**Major Decision Rights.**" Sail Energy Management receives compensation for acting as our manager pursuant to the terms of our comprehensive management agreement with Sail Energy Management. The business address of Sail Energy Management is 80 Daniel Street, #242, Portsmouth, New Hampshire 03802-0242.

The board of managers for Sail Energy Management will have complete and exclusive control of the management of our manager's business and affairs. Each manager on our manager's board of managers will have one vote on any matter coming before the board and the affirmative vote of a majority of the managers will be the act of the our manager's board of managers. Our manager's board of managers may delegate to any one or more managers, officers or committees of the board, acting alone, the authority to make decisions or to take actions specified by the board. Notwithstanding any such delegation of authority, our manager's board of managers will be required to approve or disapprove of certain actions with respect to our manager, including, among other things, an amendment of our manager's operating agreement and most other material transactions involving either us our manager. Dennis J. O'Brien is currently our manager's sole member, executive officer and manager and he is also our sole Class B Member. Brian G. Woodward has agreed to become our manager's Chief Financial Officer and a manager on its board of managers upon the closing of our offering. Steven Abbate has also agreed to become a manager on our manager's board of managers upon the closing of our offering, which board will be comprised of three managers at that time.

### *Biographical Information*

Biographical information regarding our manager's executive officers and managers, both existing and prospective, is set forth below.

| Name | Age | Title |
|---|---|---|
| | | |
| Dennis J. O'Brien | 57 | Chairman, Chief Executive Officer and President |
| | | |
| Brian G. Woodward | 51 | Chief Financial Officer and manager nominee |
| | | |
| Steven Abbate | 52 | Manager nominee |

**Dennis J. O'Brien** serves as our manager's Chairman of the board of managers and President and Chief Executive Officer and as President and Chief Executive Officer of our manager. Mr. O'Brien directs strategic planning for us and oversees senior management, planned operations, planned acquisitions and financings. He holds a degree in Business Administration from the Peter Paul College of Business and Economics at the University of New Hampshire and is currently enrolled in the MBA program at the University of Phoenix with a concentration in Energy Management. Mr. O'Brien has been involved in the industry for over 32 years. He began his career in 1980 as a General Manager with Hodgdon Energy, Inc., a petroleum distributor in Berlin, New Hampshire. In 1988, Mr. O'Brien became a District Manager at Dead River Company, a regional petroleum distributor in Waterville, Maine where he continued to work until 2000. Subsequently, Mr. O'Brien joined Irving Oil Company, a Canadian-based oil and natural gas refining/distribution enterprise headquartered in Portsmouth, New Hampshire with a New England business unit in Portsmouth, New Hampshire. He served as Irving Oil Company's New England Operations manager until 2004. In August 2004, Mr. O'Brien founded Seacoast Energy Consulting, a consulting company focused on delivering value to ownership and senior management for New England companies providing retail energy services. Seacoast Energy Consulting has provided energy companies throughout the Northeast with guidance on strategic planning, training in leadership, management and sales, operational consulting, enterprise valuations and merger and acquisition assistance. Mr. O'Brien has been winding down the operations of Seacoast Energy Consulting since early 2012 and it has now completely ceased operations.

**Brian G. Woodward** has agreed to serve as our manager's Chief Financial Officer and as a member of our manager's board of managers upon the closing of our offering. Mr. Woodward will be responsible for all corporate finance, treasury, accounting and financial reporting functions in addition to investor relations, oversight of the tax, audit administration, risk management, information systems, human resources, purchasing and administrative functions. Mr. Woodward holds a Bachelor of Business Administration from Acadia University. Mr. Woodward began his career in 1983 as a field auditor with Ernst and Young and subsequently worked as a controller and dealer principal with Lake City Honda from 1987 through 1993. In 1993, Mr. Woodward began working within the Irving family of companies as a Controller in the Atlantic Speedy Division of Propane Irving Oil Limited, moving to the same position within the Maritime Tire division a year later where he remained through 1997. After becoming the General Manager of the Maritime Tire Division for approximately one year, Mr. Woodward subsequently assumed responsibility as the Chief Financial Officer of Irving Oil Corporation for two years beginning in 1998. In 2000, Mr. Woodward became the Director of Knowledge and Information, a position he held for the next four years until becoming the Business Development Manager for Irving Oil Corporation. Mr. Woodward remained in the this position at Irving Oil Corporation until 2008 when he founded Management Matters, a consulting firm to family owned petroleum businesses, which he continues to operate in his capacity as President until joining our Company. Management Matters focuses primarily on introducing professional management practices including strategic planning, controls, measurement and relevant stakeholder communications to businesses going through transition. Services provided by Management Matters include accounting, change management, business restructuring, business acquisition and integration.

**Steven Abbate** has agreed to serve as a member of our manager's board of managers upon the closing of our offering. Mr. Abbate is currently the president of Cetane Associates, a consulting company focusing primarily on the retail energy industry. Mr. Abbate will continue in his capacity as President of Cetane

Associates after joining our board of managers. As a 20 year veteran of the industry, Mr. Abbate has been involved in the acquisition and sale of more than 50 retail fuel marketers. Such businesses provided several consumer products, including fuel oil, propane, gasoline, diesel fuel and the sale and servicing of HVAC equipment. Mr. Abbate, through his company, Cetane Associates, has performed financial and operational valuations of hundreds of businesses throughout the eastern part of the United States from Maine to North Carolina utilizing valuation methodologies including multiples of cash flow, internal rate of return, distributable cash flow, rate of return, and return on equity. Cetane Associates LLC was also appointed as an appraiser of fuel oil companies by the U.S. Bankruptcy Court in April 2010. Mr. Abbate holds a Bachelor of Science degree in Business Administration from Towson University.

**Employment Agreements**

Our manager has entered into a three-year employment agreement with Dennis J. O'Brien as its President and Chief Executive Officer. Mr. O'Brien is also serves as the Chairman of our manager's board of managers. The employment agreement provides for an initial base salary of $125,000, which will be increased to a base salary of $185,000 when revenues from companies acquired by Sail Energy generate sufficient revenues to support Mr. O'Brien's increased compensation as determined by our manager's board of managers. Although Mr. O'Brien's initial compensation was determined solely by him, all subsequent adjustments to his salary will be determined by our manager's board of managers, excluding Mr. O'Brien who will recuse himself from any decision involving his compensation, using independent industry bench marking studies for positions with similar scope and responsibility as a guide. Mr. O'Brien's employment agreement also provides that Mr. O'Brien shall be eligible for the payment of an annual cash bonus in accordance with the bonus plan established by our manager, which is based upon Sail Energy's actual performance relative to our Company's budgeted performance. Our manager may, in its sole discretion, permit Mr. O'Brien to elect to have some or all of any bonus paid in incentive equity of our Company. The employment agreement also provides that Mr. O'Brien shall be eligible to participate in any incentive unit ownership or equity incentive plan implemented by our Company in amounts determined by our manager in its sole discretion.

If Mr. O'Brien's employment is terminated our manager for "cause," the executive will be entitled to:

- accrued but unpaid salary and vacation; and
- any vested but unpaid benefits.

If the Mr. O'Brien's employment is terminated by our manager without "cause," which may be done at any time upon thirty days prior notice, Mr. O'Brien will be entitled to receive:

- accrued but unpaid salary payable to the last day of the month in which notice is given
- all accrued and unused vacation pay;
- a pro rata bonus for the year in which the termination occurs;
- continuation of medical benefits for a period of twenty four months following the termination date; and
- severance pay payable monthly for a period of twenty four months following the termination date.

In the event of the Mr. O'Brien's death or disability, Mr. O'Brien will be entitled to:

- accrued but unpaid salary and vacation through the date of death or for a period of thirty days after disability (as defined in the employment agreement).

The employment agreement also contains confidentiality provisions that apply indefinitely and non-solicitation and non-competition provisions that will apply during the term of Mr. O'Brien's employment and for a period of four years after the date of any termination of Mr. O'Brien's employment.

**Remuneration of Executive Officers and Directors of Sail Energy Management**

| Name | Capacity | Remuneration |
|---|---|---|
| Dennis J. O'Brien | Chairman, Chief Executive Officer and President | Salary $125,000[1] |
| Brian G. Woodward | Chief Financial Officer and Manager Nominee | Signing Bonus $10,000[2]<br>Salary $150,000<br>Incentive equity[3] |
| Steven Abbate | Manager nominee | Incentive equity[3] |

[1]Our manager's employment agreement with Mr. O'Brien provides him with an initial base salary of $125,000, which will be increased to a base salary of $185,000 when revenues from any companies we acquire generate sufficient revenues to support Mr. O'Brien's increased compensation. Mr. O'Brien's employment agreement also provides that he will be eligible for the payment of an annual cash bonus in accordance with any bonus plan established by our manager, which is based upon our actual performance relative to our budgeted performance. Our manager may, in its sole discretion, permit Mr. O'Brien to elect to have some or all of any bonus paid in our Company's incentive equity plan. Our manager's employment agreement with Mr. O'Brien also provides that he will be eligible to participate in any equity incentive plan implemented by Sail Energy in amounts determined by our manager.

[2] Cash payment is payable upon the closing of our offering and our initial planned acquisitions.

[3]Mr. Woodward and Mr. Abbate may receive, in our manager's sole discretion, equity compensation pursuant to any equity incentive plan which our Company may implement in the future in return for the services to be performed by them for our Company

**Major Decision Rights**

Although our manager will have the sole authority to manage our business and to bind our Company, the Class A Members, and our sole Class B Member, collectively, will have the right to consent to certain actions. Approval of the Class A Members and our sole Class B Member, voting as a single class, holding in excess of 50% of the aggregate outstanding Class A Units and Class B Units will be required for the following actions:

(i) any amendment to our Company's certificate of formation or our operating agreement
(ii) any amendment to our management agreement;
(iii) the conversion of our Company to another type of entity organized within or without the State of Delaware;
(iv) the merger, equity interest exchange, business combination or consolidation with any person, except one of our wholly-owned subsidiaries;
(v) creating or authorizing any new class or series of membership interest or equity, or selling, issuing or granting any additional membership interests which are senior to the relative rights and preferences of the Class A Units;
(vi) the sale, exchange or other disposition of all or substantially all of our Company's assets;
(vii) dissolving our Company.

Approval of the Class A Members and our sole Class B Member, voting as a single class, holding in excess of 80% of the aggregate outstanding Class A Units and Class B Units will be required for the approval or disapproval of any amendment to our operating agreement which alters any of provision of our operating agreement providing for approval, consent or vote of the Class A Members and our sole Class B Member, voting as a single class, holding in excess of 80% of the aggregate outstanding Class A Units and Class B Units.

**Fiduciary Duties and Indemnification**

Our manager shall owe fiduciary duties to our Company and our members in the manner prescribed in the Delaware Limited Liability Company Act and applicable case law.

Each manager or officer of our Company and our manager who was or is made a party to any proceeding in his capacity as a manager or officer of our Company or our manager will be indemnified and held harmless by our Company s unless our Company or manager is prohibited from doing so under the Delaware Limited Liability Company Act.

Insofar as the foregoing provisions permit indemnification or exculpation of our managers or other persons controlling us from liability arising under the Securities Act, we have been informed that in the opinion of the SEC this indemnification and exculpation is against public policy as expressed in the Securities Act and is therefore unenforceable.

**Management of Sail Energy**

The day-to-day affairs of our subsidiary, Sail Energy, will be managed by our manager, Sail Energy Management pursuant to our management agreement. Our manager will be compensated for managing Sail Energy pursuant to the terms of our management agreement with Sail Energy Management. See "**DESCRIPTION OF OUR BUSINESS – Description of Our Comprehensive Management Agreement.**"

Employment history, education and certain other information regarding Messrs. O'Brien, Woodward and Abbate is set forth above. *See* "-**Management-*Remuneration of Executive Officers and Directors*.**"

**Employees**

We currently have no employees and anticipate continuing to have no employees upon the closing of our initial planned acquisitions as our manager will provide all necessary personnel to operate our Company. Our Company's manager currently has one employee, Dennis J. O'Brien, and anticipates having approximately 70 employees upon the closing of our initial planned acquisitions, all of whom, with the exception of Mr. Woodward, will have been former employees of our initial planned acquisitions.

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## CAPITALIZATION AND SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Our Company has two classes of membership interests: (i) Class A (denominated as the Offered Units, or Class A Units), of which there are 25,000 Class A Units authorized; and (ii) Class B (denominated as Class B Units), of which there are 2,143 Class B Units authorized.

### Capitalization

A table setting forth the projected aggregate ownership of each class of our membership interests following the closing of this offering is set forth below. Prior to the closing of the offering, Mr. O'Brien will be our sole member.

| | Class A | | Class B | | Total | |
|---|---|---|---|---|---|---|
| Owner | Number of Units | Percent Of Class | Number of Units | Percent of Class | Number of Units | Percent of Total Units |
| Investors | 5,000 | 100% | 0 | 0 | 5,000 | 70% |
| Dennis J. O'Brien | 0 | 0% | 2,143 | 100% | 2,143 | 30% |
| TOTAL | 5,000 | 100% | 2,143 | 100% | 7,143 | 100% |

### Beneficial Ownership

The following table sets forth the pro forma beneficial ownership of our membership interests by the managers and executive officers of our manager as will be in place following the closing of this offering. Our manager's Chairman, President and Chief Executive Officer, Dennis O'Brien, was issued 2,143 Class B Units of our membership interest on May 4, 2012, and will be our sole member until the closing of this offering. While it is not expected that our manager and the managers and executive officers of our manager will purchase Offered Units, and no such purchases are reflected on the table below, they are permitted to do so. Our manager will have sole control over our affairs (subject to certain major decision rights), and therefore its executive officers and managers are fulfilling the functions our own executive officers and managers would fulfill, if we had any.

| | Class A | | Class B | |
|---|---|---|---|---|
| Name | Number of Units | Percent of Class | Number of Units | Percent of Class |
| Dennis J. O'Brien1 | 0 | 0 | 2,143 | 100% |
| | | | | |
| Brian G. Woodward | 0 | 0 | 0 | 0 |
| | | | | |
| Steven Abbate | 0 | 0 | 0 | 0 |
| | | | | |
| All managers (3) and executive officers (2) of our manager as a group (1 person) | 0 | 0 | 2,143 | 100% |

## INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST

### Comprehensive Management Agreement

Our Company has entered into our management agreement with our manager, Sail Energy Management. Among other terms, our management agreement provides that our manager will receive a management fee equal to 102% of all costs and expense, including compensation, bonuses, withholding taxes, pension contributions, insurance benefits and perquisites of every kind, which our manager incurs with respect to any of its employees required to run our business. The 2% premium above the actual cost of our manager's payroll expense is to cover administrative and other expenses borne by our manager in providing to us employees to operate our business. Two of the anticipated members of our manager's board of managers, Messrs. O'Brien and Woodward, will be employees of our manager and their compensation will be determined by our manager's board and, ultimately, paid by us pursuant to our management agreement. Therefore, a conflict of interest may exist in our manager's determination by the board of managers of our manager of the compensation of Messrs. O'Brien and Woodward. *See* "**DESCRIPTION OF OUR BUSINESS – Description of the Comprehensive Management Agreement.**"

Dennis J. O'Brien, our sole Class B Member, also owns 100% of the issued and outstanding membership interests in our manager and is the Chairman of our manager's board of managers, and President and Chief Executive Officer of our manager. Mr. O'Brien will be paid a salary by our manager pursuant to the terms and conditions of his employment agreement with it, and will benefit from the management fees paid by us to our manager.

### Discretion of Distributions of Cash Flow of Sail Energy

As the manager of our subsidiary, Sail Energy, Sail Energy Management will have discretion to make distributions of cash flow from Sail Energy to our Company. Our Company's only assets will be its membership interest in Sail Energy. Therefore, if Sail Energy Management, in its capacity as the manager of Sail Energy, were to elect not to make distributions from Sail Energy to our Company, we would have no operating cash flow or net proceeds from material capital transactions available to distribute to you. However, we do not believe there exists any conflict of interest between Sail Energy Management, or its officers and directors, on the one hand, or us on the other hand, that would cause Sail Energy Management to withhold distributions to us. *See* "**DESCRIPTION OF OFFERED SECURITIES – Distributions.**"

### Acquisition of Western Maine Propane

We expect to purchase substantially all of the assets of Western Maine Propane, a sole proprietorship owned and operated by Ashley O'Brien, the brother of Dennis J. O'Brien, our manager's Chairman, President and Chief Executive Officer. The terms of the purchase of such assets include a cash payment of $325,000, and the issuance of a note in the amount of $20,000 with a maturity date of 2017, which terms were not negotiated by Dennis J. O'Brien but rather independently by Steven Abbate, a prospective manager on our manager's board of managers. USEFC as well as our management believes the terms are fair and appropriate for the assets purchased and we do not believe Ashley O'Brien will unduly benefit from the transaction. *See* "**DESCRIPTION OF OUR ACQUISITION TARGETS – Western Maine Propane.**"

### Steven Abbate

We expect that Steven Abbate will continue in his role as the president of Cetane Associates, a consulting company focusing primarily on the retail energy industry, after joining the board of managers of our manager. There may be instances in the future when we elect to pursue the acquisition of a company represented by Mr. Abbate and the possibility exists that conflicts of interest could arise between Mr. Abbate's duties as the president of Cetane Association and his duties as member of our managers board of managers. Should such a conflict arise, Mr. Abbate will recuse himself from any decision relating to such a transaction as a member of our manager's board of managers. *See* "**Management – Biographical Information - Steven Abbatte.**"

## DESCRIPTION OF OFFERED SECURITIES

### General

The Offered Units are Class A units of membership interests in our Company. As preferred units, the Offered Units are entitled to a preference, as described below and elsewhere herein, in the distribution of both our operating cash flow and distributable net proceeds from material capital transactions. **While Class A Members are entitled to a preferred return, it is merely a preference as to distributions and not a guaranteed return. The receipt of this preferred return is predicated on our Company having sufficient cash flow, in the sole judgment of our manager, to make distributions. There is no guarantee that the Class A Members will receive any or all of their preferred return.**

The Offered Units are also participating units because owners of the Offered Units will continue to receive distributions from our operating cash flow and distributable net proceeds from material capital transactions after having receiving their cumulative preferred return. Class A Members will have the right, along with our sole Class B Member, to consent, via majority vote of the Class A Members in the aggregate, to certain major decisions and will also have the right to remove our manager for "good cause" by the vote of either the ( i) Class A Members holding in excess of 80% of the our aggregate outstanding Class A Units or (ii) Class A Members and our sole Class B Member, voting as a single class, and owning in excess of 80% of our aggregate outstanding Class A Units and Class B Units.

Every purchaser of Offered Units will be required to become a Class A Member of our Company and party to our Company's operating agreement. Your executed subscription agreement will constitute your acceptance of the terms of our operating agreement and will act as your counterpart signature page to our operating agreement. *See* – **"Description of Our Operating Agreement"** below for a detailed summary of terms of our operating agreement. Our operating agreement is attached as Appendix A to this Offering Circular.

### Distributions

No distributions to purchasers of our Offered Units are assured, nor is any return on, or of, a purchaser's investment guaranteed. Distributions are subject to our ability to generate positive cash flow, whether from planned operations or capital transactions. All distributions are further subject to the discretion of our manager. It is possible that we may have cash available for distribution, but our manager, whether by its control over us, or our subsidiary, Sail Energy, could determine that the reservation, and not distribution, of such cash by our Company or our subsidiary would be in our best interest.

#### *Operating Cash Flow*

We define "cash flow" as our Company's profits and losses, *plus* depreciation, amortization and other non-cash charges and, as the Manager determines, reductions in reserves, and *less*, principal payments on indebtedness, increases in working capital, capital, maintenance and contingency reserves as our manager determines, payments for capital expenditures and fees, interest payments on our indebtedness and other expenses to the extent paid or accrued by our Company but not reflected in the computation of profits and losses. We define "material capital transaction" as the (i) sale, exchange, or other disposition of all, or substantially all of our Company's assets, other than to a wholly-owned subsidiary of our Company; (ii) sale, exchange or other disposition of all, or substantially all of the assets of a subsidiary of our Company, if such assets, if owned by our Company, would constitute all or substantially all of the assets of our Company or (iii) any merger, equity interest exchange, business combination or consolidation with any other Person, excepting a wholly-owned subsidiary, that would result in a change of control of our Company. "Whether cash flow constitutes operating cash flow, capital cash flow or terminating cash flow depends on whether our manager determines that the revenue that creates the cash flow came from normal planned operations or a material capital transaction.

Our manager, in its sole and absolute discretion, may determine from time to time that we have received sufficient operating cash flow to make a distribution. If such a distribution is made, then the cash distributed shall be distributed in the following order and manner:

Distributions of operating cash flow will be made by our manager as follows:

(i) First, to our Class A Members, pro rata, in accordance with their percentage interests until each such member receives a cumulative preferred return of four percent (4%) per annum for the first twenty four months and six percent (6%) per annum thereafter on such Class A Members unreturned capital contributions; and

(ii) The balance to our Class A Members and Class B Members, pro rata, in accordance with their percentage interests.

***Proceeds from Material Capital Transactions***

Distributable capital cash flow, net of payment of, or adequate provision for, debts of our Company and reserves, will be distributed by our manager as follows:

(i) First, to our Class A Members, pro rata, in accordance with their percentage interests, to the extent of any unpaid cumulative preferred return; and

(ii) Second, to our Class A Members and Class B Member, pro rata, in accordance with their percentage interests.

***Terminating Capital Transactions***

Upon the dissolution of our Company, our manager will convert all of our property to cash, determine the final capital accounts of our members in accordance with the allocation provisions of our operating agreement, and then make the following distributions of terminating cash flow, net of payment of, or adequate provision for, debts of our Company and any reserves, as follows:

(i) First, to the satisfaction of all our outstanding debts and other obligations in the priority required by law;

(ii) The balance, to our Members, in the same manner as distributable capital cash flow is distributed by our manager as set forth above.

***Basis for Distributions***

Our Company's, and our manager's, decisions to make, distributions to our members will be based upon the consolidated operating results of our Company and our subsidiary. Although our manager has discretion over whether to make distributions to us, our manager does not intend, and has no reason to withhold distributions from our Company, except as may be necessary to fund reserves for our subsidiary as deemed appropriate by our manager or required by any financing arrangements we may enter into.

**Restrictions on Transfer**

Our Offered Units are subject to certain restrictions on transfer set forth in our operating agreement. Should a Class A Member desire to transfer his Offered Units, he must first give notice to our manager of his intent to do so, which notice includes including a description of the proposed transferee (including the name and address of the proposed transferee). Our manager must then approve the transfer of the Offered Units, provided, that, our manager may not withhold its approval unless, in the opinion of the manager or its counsel, the proposed transfer of Offered Units would (i) will cause a termination of our Company under the Internal Revenue Code; (ii) violate any law, rule or regulation application to our Company or the transferred Units, including federal or state securities law, (iii) cause us to be treated as a "publicly traded partnership" by the IRS, or (iv) cause our assets to be considered "plan assets" as such term is defined in ERISA. *See* "**MATERIAL FEDERAL INCOME TAX CONSEQUENCES – Classification as a Partnership**" and "**ERISA CONSIDERATIONS**."

**Description of Our Operating Agreement**

*The following summary describes material provisions of our operating agreement, but it is not a complete description of our operating agreement, a copy of our operating agreement is enclosed with this Offering Circular as Appendix A.*

***Purpose***

The purpose of our Company is to transact any lawful business not required to be stated specifically in our operating agreement and for which limited liability companies may be formed under the Delaware Limited Liability Company Act, (Title 6, Subtitle II, Chapter 18) as amended from time to time, or the Act.

***Management***

Subject to our members rights to vote to consent to certain transactions as described below, the business and affairs of our Company will be managed by, and all powers shall be exercised by our sole manager, Sail Energy Management. Our manager may only be removed for "good cause" by the vote of the ( i) Class A Members holding in excess of 80% of the our aggregate outstanding Class A Units or (ii) Class A Members and our sole Class B Member, voting as a single class, and owning in excess of 80% of our aggregate outstanding Class A Units and Class B Units. We define "good cause" as willful misconduct, bad faith, gross negligence or breach of fiduciary duty by our manager in the performance of its duties, our manager's criminal conviction under federal or state securities law, or any other criminal wrong-doing of our manager.

Our manager will be indemnified by us and held harmless from liability to us or any member unless prohibited from doing so by the Act.

*Members' Voting Rights*

The Class A Members and our sole Class B Member, voting together as a single class, will have the right to consent to the transactions described above in "**MANAGEMENT – Major Decision Rights**." In addition, our manager may be removed for "good cause" by the vote of the (i) Class A Members holding in excess of 80% of our aggregate outstanding Class A Units or (ii) the Class A Members and our sole Class B Member, voting as a single class, holding in excess of 80% of our aggregate outstanding Class A Units and Class B Units.

***Capital Contributions and Accounts***

*Capital Contributions*

Our members capital contributions, number and class of units of membership interest held, and percentage interest in our Company (by class and in total) will be reflected on Exhibit A to our operating agreement. If you purchase Offered Units in this offering, you will make a cash capital contribution of $1,000 per Offered Unit purchased and you will become a Class A Member of our Company.

*Capital Accounts*

Each member's capital account will be maintained consistently with Section 1.704-1(b) of the regulations promulgated by the Department of the Treasury under the Code, or the regulations, and will be interpreted and applied in a manner consistent with such regulations.

***Allocations***

The allocation provisions in our operating agreement are designed to meet the alternative test for economic effect and contain a qualified income offset. This structure attempts to prevent any member from having a negative (debit) balance in his adjusted capital account (as defined in our operating agreement) and may result in the allocation of income to a member under a qualified income offset. Besides these allocation and other allocations for proper maintenance of capital accounts, the allocation of profits and losses in our operating agreement are designed to target the distributions contemplated for the members in their priorities.

***Distributions***

For a detailed description of the distribution provisions contained in our operating agreement, *see* "- **Distributions**" above.

***Restrictions on Transfer***

For a detailed description of the restrictions on the transfer of our membership interests contained in our operating agreement, *see* "**- Restrictions on Transfer**" above.

***Amendment***

Subject to the ability of our manager to unilaterally amend our operating agreement to give effect to the authorization of a new class of our Units, our operating agreement may be amended only upon the affirmative vote of the Class A Members and our sole Class B Member, voting as a single class, holding a majority of the aggregate outstanding Class A Units and Class B Units.

Further, approval of the Class A Members and our sole Class B Member, voting as a single class, holding in excess of 80% of the aggregate outstanding Class A Units and Class B Units will be required for the approval or disapproval of any amendment to our operating agreement which alters any of provision of our operating agreement providing for approval, consent or vote of the Class A Members and our sole Class B Member, voting as a single class, holding in excess of 80% of the aggregate outstanding Class A Units and Class B Units.

## MATERIAL FEDERAL INCOME TAX CONSEQUENCES

THIS SECTION DISCUSSES THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES FOR AN INDIVIDUAL INVESTOR WHO IS A U.S. CITIZEN OR RESIDENT. MOREOVER, THIS SUMMARY DOES NOT DEAL WITH ALL TAX MATTERS THAT MAY BE RELEVANT TO YOU, AS A PARTICULAR PROSPECTIVE INVESTOR, IN LIGHT OF YOUR PERSONAL CIRCUMSTANCES. THE TAX CONSEQUENCES OF INVESTING IN THE OFFERED UNITS WILL NOT BE THE SAME FOR ALL INVESTORS. A CAREFUL ANALYSIS OF YOUR PARTICULAR TAX SITUATION IS REQUIRED TO EVALUATE THIS INVESTMENT PROPERLY. THEREFORE, WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR.

**CIRCULAR 230 DISCLAIMER. THE ADVICE CONTAINED IN THIS OFFERING CIRCULAR IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY YOU, TO AVOID PENALTIES AND IS WRITTEN TO SUPPORT THE MARKETING OF OUR OFFERED UNITS. YOU SHOULD SEEK ADVICE REGARDING THE TAX IMPLICATIONS OF AN INVESTMENT IN OUR OFFERED UNITS FROM AN INDEPENDENT ADVISOR. (THE FOREGOING LEGEND HAS BEEN AFFIXED PURSUANT TO U.S. TREASURY REGULATIONS GOVERNING TAX PRACTICE.)**

The following summary discusses the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Offered Units that may be relevant to you. Kaplan Voekler Cunningham & Frank, PLC has acted as our tax counsel and is of the opinion we have been and will be treated, for U.S. federal income tax purposes, as a partnership. Any legal conclusions contained in this section, unless otherwise noted, are the opinion of Kaplan Voekler Cunningham & Frank, PLC. You should be aware that Kaplan Voekler Cunningham & Frank, PLC's opinion is based upon customary assumptions, is conditioned upon certain representations made by us as to factual matters (including representations regarding the conduct of our business), is not binding upon the IRS, or any court, and speaks as of the date issued. In addition, Kaplan Voekler Cunningham & Frank, PLC's opinion is based on existing federal income tax law, which is subject to change either prospectively or retroactively.

The discussion contained herein is based upon the Internal Revenue Code of 1986, or the Code, as amended, rules and regulations published thereunder and published rulings and court decisions, as each exists on the date of this Offering Circular. This summary assumes our Offered Units will be held as capital assets for U.S. federal income tax purposes, which generally means property held for investment. The discussion could be significantly affected by statutory, regulatory or interpretive changes, including changes in the ruling policy of the Internal Revenue Service, or the IRS, or by future court decisions. Any of these changes may or may not be retroactively applied to transactions entered into or completed prior to the change. This discussion necessarily condenses or eliminates details that might adversely affect some prospective investors significantly as a consequence of specific factual circumstances affecting the investor. This summary is not intended to be a complete description of all of the U.S. federal income tax consequences to any particular member of the acquisition, ownership and disposition of our Offered Units because a member's personal circumstances may affect his or her particular tax consequences.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to members who are subject to special treatment under U.S. federal income tax laws. Tax treatment for other investors–such as trusts, corporations, tax-exempt organizations and employee benefit plans –are likely to differ significantly from the principal tax consequences outlined in this section. Those other investors should consult with their tax advisors. *See* "**–Investment by Employee Benefit Plans and Other Tax-Exempt Organizations.**" State and local tax consequences may differ from the federal income tax consequences described below. *See* "**–State and Local Taxes.**"

**Classification as a Partnership**

In order to be classified as a partnership for federal income tax purposes, our Company must not be classified as a corporation under the Code or elect to be classified as a corporation under the Code. Our Company is organized as a Delaware limited liability company and intends to be classified as a partnership for federal income tax purposes. Under the applicable Treasury Regulations known as the Check-the-Box-Regulations, an unincorporated entity, such as a limited liability company, with at least two members may elect to be classified either as an association taxable as a corporation or a partnership. If such entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. We have not elected to be treated as an association taxable as a corporation under the Check-the-Box-Regulations, and, as such, shall be treated as a partnership for federal income tax purposes.

As a partnership for federal income tax purposes, each member of our Company, including the Class A Members, will be required to include in income his or her distributive share of our income, gain, loss, deductions or credits without regard to whether he or she has received or will receive a distribution from us. See "**-Federal Income Taxation of our Members.**" If for any reason in the future we are treated as a corporation, rather than a partnership, for federal income tax purposes, then we would be required to pay federal income tax at the corporate tax rates on our taxable income, thereby reducing the amount of cash available for distribution to our members. Consequently, items of income, gain, loss, deductions or credits of us would not pass through to each of our members. In addition, each member would be treated as a stockholder for federal income tax purposes and any distribution by us to the members would be taxable to them as dividends, to the extent of current and accumulated earnings and profits, or treated as gain from the sale of their membership interests, to the extent such distributions exceed both current and accumulated earnings and profits of our Company and each member's respective basis in their membership interests.

Code Section 7704 provides that a "publicly traded partnership" may be treated as a corporation for federal income tax purposes. A publicly traded partnership is one in which the interests in the partnership are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. An established securities market includes a securities exchange, as well as a regular over-the-counter market. Treasury Regulations under Code Section 7704, known as the PTP Regulations, state that interests in a partnership are readily tradable on a secondary market or the substantial equivalent thereof if (1) interests in the entity are regularly quoted by any person making a market in the interests; (2) any person regularly makes available to the public bid or offer quotes and stands ready to effect buy or sell transactions at the quoted prices for itself or on behalf of others; (3) the holder of the interest has a readily available, regular and ongoing opportunity to sell the interest through a public means of obtaining or providing information; or (4) prospective buyers and sellers otherwise have the opportunity to buy, sell or exchange interests in the partnership in a time frame and with the regularity and continuity that is comparable to the foregoing. Further, in order to be a publicly traded partnership, the partnership must participate in the market or recognize the transfers made on the market. A partnership will be considered as participating in public trading where trading in its interests is in fact taking place and the partnership's governing documents impose no limitation on the holders' ability to readily transfer their interests. A partnership's right to refuse to recognize transfers is not a limitation unless the right is actually exercised.

The PTP Regulations provide several safe-harbors which a partnership may use in order to avoid its interests being considered as readily tradable on a secondary market or the substantial equivalent thereof. One of the safe-harbors which is available is the so-called "2.0% safe-harbor," which provides that interests in a partnership are not readily tradable on a secondary market or the substantial equivalent thereof if the sum of the percentage interests in partnership capital or profits that are sold or otherwise transferred during a tax year does not exceed 2.0% of the total interests in capital or profits. Another safe-harbor applies to transfers through a "qualified matching service" that do not exceed 10.0% of the total interests in capital and profits, reduced in certain cases by the percentage transferred outside the qualified matching service. The PTP Regulations impose significant limitations on qualified matching services including the requirements that a sale cannot be closed any sooner than 45 days after the interest was first listed for sale and that interest may not be listed for more than 120 days before being delisted for a period of at least 60 days.

Whether the Offered Units will become readily tradable on a secondary market or the substantial equivalent thereof cannot be predicted with certainty. While we do not anticipate a secondary market developing for the Offered Units, we have no control over an independent third person establishing a secondary market in our Offered Units. Our operating agreement requires that a member obtain the consent of our manager prior to any transfer of his or her membership interest. Our manager intends to exercise its discretion by withholding its consent to transfers that do not fall within the parameters of any safe harbor discussed above. Since we comply with the safe harbor provisions of the PTP Regulations, we should not be considered a publicly traded partnership.

In the event we fail to continue to qualify for one of the limited safe-harbors under the PTP Regulations then our Company will be considered a publicly traded partnership for federal income tax purposes. If our Company is considered a publicly traded partnership for federal income tax purposes, we will be treated as a corporation for federal income tax purposes unless at least 90% of our gross income for each taxable year consists of "qualifying income." Qualifying income includes interest, dividends, real property rents, gain from the disposition of real property and income and gains from certain mineral and natural resource mining and production.

If our Company is considered a publicly traded partnership but not taxed for federal income tax purposes as a corporation due to our satisfying the "qualifying income" test set forth above, then our Company and its members will be subject to additional federal income tax rules. Specifically, the net income from publicly traded partnerships that are not taxed as corporations will not be treated as passive income for purposes of the passive loss rules. Therefore, each of our members may not offset his share of the net income from us against his net losses from any other publicly traded partnership and/or his net losses from passive activities. Additionally, each member's share of the net losses of from us may not offset his other income but are instead suspended and carried forward. Our net losses if any, can be applied against our net income in the next tax year (or the next succeeding tax year in which the member has net income us). Upon a complete disposition (within the meaning of the passive loss rules) of a member's entire membership interest in us, any remaining suspended losses are allowed.

If we do not qualify, or fail to continue to qualify, for one of the limited safe-harbors under the PTP Regulations or the "qualifying income" test, then our Company will be characterized as a publicly traded partnership and treated as a corporation for federal income tax purposes. If we were treated for federal income tax purposes as a corporation in any year, (i) we would be required to pay federal income taxes upon our taxable income; (ii) state and local income taxes could be imposed on us; (iii) our losses would not be reportable by the members on their personal income tax returns; (iv) any distributions would be taxable to a member as (a) ordinary income to the extent of current or accumulated earnings and profits, and (b) gain from the sale of a member's membership interest to the extent any distribution exceeded the earnings and profits and the tax basis of the membership interest; and (v) distributions would be classified as portfolio income which would not be available to offset passive activity losses. *See* "**–Limitation on Losses and Credits from Passive Activities**." Also, a change in status from a partnership to a corporation could result in taxable income to each member. The amount of taxable income would equal his share of our liabilities over the adjusted basis of his shares. Any of the foregoing would substantially reduce the effective yield on an investment in our Offered Units.

The remainder of this discussion is based on the opinion of Kaplan, Voekler, Cunningham & Frank, PLC that we will be treated as a partnership for federal income tax purposes.

**Partnership Allocations**

In general, a partner's distributive share of partnership income, gain, deduction or loss will be determined in accordance with the partnership agreement. However, if the allocations do not have substantial economic effect, the partner's distributive share will be determined in accordance with the partners' interests in the partnership. Therefore, a member's share of any item of our income, gain, loss, deductions, or credits is determined by our operating agreement unless the allocations do not have substantial economic effect. *See* "**DESCRIPTION OF THE SECURITIES OFFERED – Description of our Operating Agreement** – ***Allocations.***"

An allocation has economic effect under the Treasury Regulations if: (i) each partner's share of partnership items is reflected by an increase or decrease in the partner's capital account; (ii) liquidation proceeds are distributed in accordance with capital account balances; and (iii) any partner with a capital account deficit following the distribution of liquidation proceeds is required to restore such deficit. Even if a partner is not required to restore a deficit in his capital account, the allocations will still have economic effect if the partnership agreement contains a qualified income offset provision. A qualified income offset provision requires allocation of income or gain to a partner when a partner unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4)-(16) in an amount and manner sufficient to eliminate such deficit balance as quickly as possible.

The economic effect of a partnership's allocations also must be "substantial." Under Section 1.704-1(b)(2)(iii) of the Treasury Regulations, the economic effect of an allocation is substantial if there is a reasonable possibility that the allocation will affect substantially the dollar amounts to be received by the partners from the partnership, independent of tax consequences. Notwithstanding the foregoing, the economic effect is not substantial if, at the time that the allocation becomes part of the partnership agreement, (i) the after-tax economic consequences of at least one partner may, in present value terms, be enhanced compared to such consequences if the allocation were not contained in the partnership agreement, and (ii) there is a strong likelihood that the after-tax economic consequences of no partner will, in present value terms, be substantially diminished compared to such consequences if the allocations were not contained in the partnership agreement. The Treasury Regulations include a presumption that the book value of depreciable partnership property is presumed to be its fair market value, and adjustments to book value will be presumed to be matched by corresponding changes in fair market value.

It cannot be determined whether the economic effect of the allocations in our operating agreement is substantial because the individual tax situations of purchasers of the Offered Units are unknown; however, because the allocations do not vary from year to year or member to member, we believe that the allocations will be deemed to be substantial. However, no assurance can be given that the IRS will not disagree. If the IRS were successful in challenging our allocations, each member' share of tax loss could decrease or their share of taxable income could increase.

**Federal Taxation of Our Members**

As long as our Company is treated as a partnership for federal income tax purposes, it will not be subject to any federal income taxes. Nonetheless, we will file federal partnership information tax returns for each calendar year.

Each member will be required to report on his own federal income tax return his share of our Company's items of income, gain, loss, deduction or credit. A member will be subject to tax on his distributive share of our income whether or not any distribution is made to him.

Initially, a Class A Member's tax basis for his Offered Units will be equal to the price paid for the Offered Units. Each member will increase the tax basis for his Offered Units by (i) his allocable share of our taxable income, and (ii) any increase in his share of our liabilities, and will decrease the tax basis for his Offered Units by:

- his allocable share of our tax loss;
- the amount of any distributions; and
- any reduction in his share of our liabilities.

If the amount of a cash distribution to a member for any year exceeds the member's share of our taxable income for the year, the excess will constitute a return of capital. A return of capital will be applied first to reduce the tax basis of a Class A Member's Offered Units. Any amounts in excess of the tax basis generally will be taxable as a gain from the sale of a capital asset if the Offered Units are held by a Class A Member as a capital asset.

THE TAXATION OF MEMBERS OF A LIMITED LIABILITY COMPANY IS HIGHLY COMPLEX AND DEPENDENT ON EACH INDIVIDUAL MEMBERS TAX SITUATION. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISER CONCERNING THE IMPACT OF THE TAX CONSEQUENCES OF AN INVESTMENT IN US ON HIS OR HER OWN PERSONAL FEDERAL INCOME TAX SITUATION.

**Partnership Distributions**

Due to potential timing differences between income recognition for federal income tax purposes and actual cash distributions, it is possible that a member may incur federal income tax liabilities in excess of actual cash distributions made prior to the date that the liability arises or that the tax is due. To the extent cash is available, the we intend to make distributions to the members (except to the extent such distributions would constitute a violation of the Delaware Limited Liability Company Act or other applicable law), and in an amount that is deemed by our manager to be sufficient, to allow the timely payment of the combined estimated federal and state income taxes of the members attributable to allocations of our income, gain, loss, and deduction to the members.

**Limitation of Deductibility of Capital Losses**

If you are an individual, any capital losses generated by us (or upon a disposition of our Offered Units) generally will be deductible only to the extent of your capital gains for the taxable year plus up to $3,000 of ordinary income ($1,500 in the case of a married individual filing a separate return). Excess capital losses may be carried forward by individuals indefinitely. If you are a corporation, any capital losses generated by us (or upon a disposition of shares) generally will be deductible to the extent of your capital gains for the taxable year. Corporations generally may carry capital losses back three years and forward five years. You should consult your tax advisors regarding the deductibility of capital losses.

**Limitation on Losses and Credits from Passive Activities**

Code Section 469 limits the amount of losses that individuals and certain other taxpayers may claim from an activity in which the taxpayer does not materially participate. Under this limitation, net losses from a passive activity may only be deducted against net income from passive activities. Passive activity losses may not be used to offset compensation income or other forms of active income. Also, passive activity losses may not be used to offset interest, dividends and other forms of portfolio income. On the other hand, passive activity income may be offset by passive losses from other rental activities or activities in which such taxpayer also does not materially participate. Additionally, in the event we are characterized as a publicly traded partnership taxable as a partnership pursuant to the "qualifying income" test described above, the passive loss rules will be subject to the modification. *See* "- **Classification as a Partnership.**"

Most members should only be able to deduct their share of our passive activity losses to the extent they have passive income from other sources. Any excess passive activity losses should be suspended and carried forward indefinitely. Suspended passive activity losses may be used to offset passive activity income in future years. Suspended passive activity losses also may be claimed in full against all types of income if a member disposes of his entire interest in the activity in a fully taxable transaction to an unrelated person.

We may have portfolio income to the extent that we receive interest income earned from the investment of our working capital or other investment by us. Portfolio income is not considered as income from a passive activity. Therefore, members may be required to recognize taxable portfolio income and pay tax thereon in years in which they also are allocated passive losses which cannot be used by them.

**Sale or Other Disposition of Our Property**

Generally, any gain realized by our Company on the sale of property held for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by us upon the disposition of a property acquired by us for cash will be allocated among the members in accordance with the allocation provisions of our operating agreement.

Each member's allocable share of any gain realized by us on the sale of any property held by us as inventory or other property held primarily for sale to anticipated customers in the ordinary course of our trade or business will be treated as ordinary income. We do not currently intend to acquire or hold or allow any property that represents inventory or other property held primarily for sale to anticipated customers in the ordinary course of our trade or business.

**Transfers of Offered Units**

In general, gain or loss is recognized on the sale or exchange of the Offered Units based on the difference between (i) the amount realized, which includes cash, the fair market value of other property received and the member's share of our liabilities, if any, with respect to the Offered Unit(s) transferred and (ii) the transferor's tax basis in the Offered Unit(s) transferred. The gain or loss recognized on a sale or exchange of Offered Units will generally be taxable as capital gain or loss, except that the gain may be characterized as unrecaptured Section 1250 gain or as ordinary income to the extent attributable to the transferring member's allocable share of certain ordinary income assets of our Company.

Our manager will allocate, in conformity with our operating agreement and relevant federal income tax rules, our items of income, gain, loss, deduction, and credit for the tax year of a transfer between the transferor and transferee. Members considering transfers are urged to consult their own tax advisors regarding the federal income tax consequences of such transfer.

**Alternative Minimum Tax**

In certain circumstances, individuals, corporations and other taxpayers may be subject to an alternative minimum tax in addition to regular tax. Your potential alternative minimum tax liability may be affected by reason of an investment in our Offered Units in determining the alternative minimum tax liability of a U.S. holder. The extent, if any, to which the alternative minimum tax applies will depend on your particular circumstances for each taxable year.

**Liquidation of our Company**

Our operating agreement provides that our assets will be sold upon our liquidation. The sale proceeds will be distributed pursuant to the terms of our operating agreement. Each member will realize his share of the gain or loss on the sale of our assets. In addition, each member will recognize gain or loss measured by the difference between the cash he receives in liquidation and the adjusted tax basis of his membership interest. The cash a member receives will include the cash constructively received as a result of relief of liabilities. Gain or loss recognized generally will constitute capital gain or loss. However, gain attributable to any property held by our Company as inventory or other property held primarily for sale to anticipated customers in the ordinary course of our trade or business will be treated as ordinary income.

**Investment by Employee Benefit Plans and Other Tax-Exempt Organizations; UBTI**

Employee benefit plans, such as qualified pension and profit sharing plans, Keogh plans and IRAs are generally exempt from federal income tax. However, the amount of any unrelated business taxable income, or UBTI, less directly connected allowable deductions, that exceeds a specific deduction of $1,000 in any taxable year is subject to an unrelated business tax. Other charitable and tax-exempt organizations in addition to those listed above may also be subject to tax. UBTI includes gross income derived from a business not substantially related to the purpose which forms the basis for the entity's tax-exempt status, less the deductions allowed which are directly connected with the carrying on of the business. UBTI generally excludes dividends, interest and gains from the sale of property and all deductions directly connected with that income unless they are derived from debt-financed property. All or virtually all of our income will constitute UBTI.

Notwithstanding the preceding, a charitable remainder trust that recognizes UBTI will be subject to an excise tax equal to 100% of that income. Any tax due should be paid directly from the tax-exempt entity. Payment of the tax by the beneficiary could have other adverse tax consequences.

ALL TAX-EXEMPT ENTITIES ARE URGED TO OBTAIN THE ADVICE OF A QUALIFIED TAX ADVISOR ON THE EFFECT OF AN INVESTMENT IN THE OFFERED UNITS.

**Section 754 Election**

Our manager likely will elect under Section 754 of the Code to adjust the tax basis in all or a portion of our assets in the event of a distribution of property to a holder or in the event of a transfer of an interest in us, including our Offered Units, by sale or exchange or as a result of the death of a holder. We would also be required to reduce the tax basis in our assets in connection with certain redemptions and dispositions of our membership interests. If we make an election under Section 754 of the Code, each of our members would have an initial tax basis in our assets that reflects the fair market value of our assets at the time of the purchase. Because our members are treated as having differing tax bases in our assets, a sale of an asset by us may cause our members to recognize different amounts of gain or loss or may cause some members to recognize a gain and others to recognize a loss. Depending on when a member purchases its membership interest and the fair market value of our assets at that time, the member may recognize gain for U.S. federal income tax purposes from the sale of certain of our assets even though the sale would cause us to recognize a loss for financial accounting purposes. An election under Section 754 of the Code, if made, can be revoked only with the consent of the IRS.

The calculations under Section 754 of the Code are complex. If we make an election under Section 754, to help reduce the complexity of those calculations and the resulting administrative costs to us, we will apply certain conventions in determining and allocating basis adjustments. It is possible that the IRS will successfully assert that the conventions we intend to use do not satisfy the technical requirements of the Code or Treasury Regulations and, thus, will require different basis adjustments to be made. Such different basis adjustments could adversely affect the manner in which our income, gain, loss, deduction and credit is allocated to certain of our members.

**Tax Returns**

We will file an information return on IRS Form 1065 and will provide information on Schedule K-1 to each member following the close of our tax year. We intend to use reasonable efforts to furnish to you tax information (including IRS Schedule K-1) as promptly as possible after the end of each taxable year, which describes your allocable share of our income, gain, loss, deduction and credit for the preceding taxable year. In preparing this information, we will use various accounting and reporting conventions to determine your allocable share of income, gain, loss, deduction and credit. If we are delayed in providing you with this information, it is possible that, in any taxable year, you will need to apply for extensions of time to file your tax returns. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to your income or loss. If you are a non-U.S. holder, there can be no assurance that this information will meet your jurisdiction's tax compliance requirements.

It is possible that we may engage in transactions that subject us and, potentially, our members to other information reporting requirements with respect to an investment in us. You may be subject to substantial penalties if you fail to comply with such information reporting requirements. You should consult with your tax advisors regarding such information reporting requirements.

**Nominee Reporting**

Persons who hold our membership interests as nominees for another person are required to furnish to us (i) the name, address and taxpayer identification number of the beneficial owner and the nominee; (ii) whether the beneficial owner is (1) a person that is not a U.S. person, (2) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (3) a tax-exempt entity; (iii) the amount and description of shares held, acquired or transferred for the beneficial owner; and (iv) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition costs for purchases, as well as the amount of net proceeds from sales. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Code for failure to report that information to us.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on shares they acquire, hold or transfer for their own account. The nominee is required to supply the beneficial owner of our membership interests with the information furnished to us.

**Taxable Year**

A partnership is required to have a tax year that is the same tax year as any partner, or group of partners, that owns a majority interest (more than 50%) in the partnership. Our taxable year is currently the calendar year. A partnership also is required to change its tax year every time a group of partners with a different tax year end acquires a majority interest, unless the partnership has been forced to change its tax year during the preceding two year period. In the event the majority interest in us changes to a group of members with a different tax year and we have not been forced to change our tax year during the preceding two year period, we would be required to change our tax year to the tax year of that group of members.

**Treatment of Amounts Withheld**

If we are required to withhold any U.S. tax on distributions made to any member, we will pay such withheld amount to the IRS. That payment, if made, will be treated as a distribution of cash to the member with respect to whom the payment was made and will reduce the amount of cash to which such member would otherwise be entitled.

**Tax Shelter Regulations**

In certain circumstances, a member who disposes of our membership interests resulting in the recognition by such member of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction, or a "reportable transaction," in accordance with regulations governing tax shelters and other potentially tax-motivated transactions, or the "Tax Shelter Regulations." In addition, an investment in us may be considered a "reportable transaction" if, for example, we recognize certain significant losses in the future. You should consult with your tax advisors concerning any possible disclosure obligation under the Tax Shelter Regulations with respect to the disposition of your Offered Units or your allocable share of certain losses incurred by us.

**Backup Withholding**

We will be required in certain circumstances to backup withhold on certain payments paid to noncorporate members who do not furnish us with their correct taxpayer identification number (or, in the case of individuals, their social security number) and certain certifications, or who are otherwise subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments made to you may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

### New Legislation or Administrative or Judicial Action

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process, the IRS and the Treasury, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations. No assurance can be given as to whether, or in what form, any proposals affecting us or our members will be enacted. The IRS pays close attention to the proper application of tax laws to partnerships. The present U.S. federal income tax treatment of an investment in our Offered Units may be modified by administrative, legislative or judicial interpretation at any time, and any such action may affect investments and commitments previously made. We and our members could be adversely affected by any such change in, or any new, tax law, regulation or interpretation.

### State and Local Taxes

Our members may be subject to various state and local. taxes and tax filing requirements. You are urged to consult your tax advisors with respect to the state and local tax consequences of acquiring, owning and disposing of your Offered Units, including potential state tax filing requirements.

### Audit of Tax Returns

The IRS could audit our tax information returns. Any audit could result in the audit of a member's tax return. An audit of a member's return could result in adjustments to items related to our Company as well as items not related to us.

The Code treats a partnership as a separate entity for purposes of audit, settlement and judicial review. Thus, the IRS may audit and make a single determination of the propriety of a partnership's treatment of partnership tax items at the partnership level. In general, a partnership's tax matters partner represents the partnership and its partners in the event of an audit of the partnership's tax returns. Our manager is our tax matters partner. All partners are nevertheless entitled to participate in an audit and each partner may enter into a settlement agreement on his own behalf with the IRS.

If the IRS proposes any adjustments to the tax returns filed by us or a member, substantial legal and accounting expenses and deficiency interest and penalties may be incurred. We will not bear any expense that may be incurred by a member in connection with the adjustments or audit of the member's returns.

Our manager has the authority to conduct, on our behalf and on behalf of our members, all examinations by tax authorities relating to our Company at our expense. A tax controversy could result in substantial legal and accounting expenses being charged to us, even if the outcome is favorable.

## ERISA CONSIDERATIONS

### General

The following section sets forth certain consequences under ERISA and the Code, which a fiduciary of an "employee benefit plan" as defined in, and subject to the fiduciary responsibility provisions of, ERISA or of a "plan" as defined in and subject to Section 4975 of the Code who has investment discretion should consider before deciding to invest the plan's assets in us (such "employee benefit plans" and "plans" being referred to herein as "Benefit Plans," and such fiduciaries with investment discretion being referred to herein as "Plan Fiduciaries"). The following summary is not intended to be complete, but only to address certain questions under ERISA and the Code which are likely to be raised by the Plan Fiduciary's own counsel.

In general, the terms "employee benefit plan" as defined in ERISA and "plan" as defined in Section 4975 of the Code together refer to any plan or account of various types that provides retirement benefits or welfare benefits to an individual or to an employer's employees and their beneficiaries. Such plans and accounts include, but are not limited to, corporate pension and profit sharing plans, "simplified employee pension plans", Keogh plans for self-employed individuals (including members), individual retirement accounts described in Section 408 of the Code and medical benefit plans.

Each Plan Fiduciary must give appropriate consideration to the facts and circumstances that are relevant to an investment in us, including the role an investment in us plays in the Benefit Plan's investment portfolio. Each Plan Fiduciary, before deciding to invest in us, must be satisfied that investment in us is a prudent investment for the Benefit Plan, that the investments of the Benefit Plan, including the investment in us, are diversified so as to minimize the risks of large losses and that an investment in us complies with the documents of the Benefit Plan and related trust.

EACH PLAN FIDUCIARY CONSIDERING ACQUIRING OFFERED UNITS MUST CONSULT ITS OWN LEGAL AND TAX ADVISERS BEFORE DOING SO.

**Restrictions on Investments by Benefit Plan Investors**

ERISA and a regulation issued thereunder contain rules for determining when an investment by a Benefit Plan in a partnership will result in the underlying assets of the partnership being assets of the Benefit Plan for purposes of ERISA and Section 4975 of the Code (i.e., "plan assets"). Those rules provide that assets of a partnership will not be plan assets of a Benefit Plan which purchases an interest therein if the investment by all "benefit plan investors" is not "significant" or certain other exceptions apply. The term "benefit plan investors" includes all Plans (i.e., all "employee benefit plans" as defined in and subject to the fiduciary responsibility provisions or ERISA and all "plans" as defined in and subject to Section 4975 of the Code), and all entities that hold "plan assets" (each a "Plan Assets Entity") due to investments made in such entities by already described benefit plan investors. ERISA provides that a Benefit Plan is considered to hold plan assets only to the extent of the percentage of the Benefit Plan's equity interests held by benefit plan investors. In addition, all or a portion of an investment made by an insurance company using assets from its general account may be treated as a benefit plan investor. Investments by Benefit Plan Investors will be deemed not significant if benefit plan investors own, in the aggregate, less than 25% of the total value of each class of equity interests of the partnership (determined by not including the investments of persons with discretionary authority or control over the assets of such partnership, of any person who provides investment advice for a fee (direct or indirect) with respect to such assets, and affiliates of such persons; provided, however that under no circumstances are investments by benefit plan investors excluded from such calculation).

In order to avoid causing our assets to be "plan assets," our manager intends to restrict the aggregate investment by benefit plan investors to under 25% of the total value of each class of membership interests in us, as of any given time (not including the investments of any person who provides investment advice for a fee (direct or indirect) with respect to our assets, and any entity (other than a benefit plan investor) that is directly or indirectly through one or more intermediaries controlling, controlled by or under common control with any of such entities (including a company or other entity for which our manager is the managing member, general partner, investment advisor or provides investment advice), and each of the principals, officers and employees of any of the foregoing entities who has the power to exercise a controlling influence over the management or policies of such entity or of our Company). Furthermore, because the 25% test is ongoing, additional investments by benefit plan investors may be restricted.

***Ineligible Purchasers***

In general, Offered Units may not be purchased with the assets of a Benefit Plan if our manager, any broker-dealer, any of their respective affiliates or any of their respective employees either: (a) has investment discretion with respect to the investment of such plan assets; (b) has authority or responsibility to give or regularly gives investment advice with respect to such plan assets, for a fee, and pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions with respect to such plan assets and that such advice will be based on the particular investment needs of the Benefit Plan; or (c) is an employer maintaining or contributing to such Benefit Plan. A party that is described in clause (a) or (b) of the preceding sentence is a fiduciary under ERISA and the Code with respect to the Benefit Plan, and any such purchase might result in a "prohibited transaction" under ERISA and the Code.

Except as otherwise set forth, the foregoing statements regarding the consequences under ERISA and the Code of an investment in us are based on the provisions of the Code and ERISA as currently in effect, and the existing administrative and judicial interpretations thereunder. No assurance can be given that administrative, judicial, or legislative changes will not occur that may make the foregoing statements incorrect or incomplete.

**ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF PLANS IS IN NO RESPECT A REPRESENTATION BY OUR MANAGER OR ANY OTHER PARTY RELATED TO US THAT THIS INVESTMENT MEETS THE RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN OR THAT THIS INVESTMENT IS APPROPRIATE FOR ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF AN INVESTMENT IN US IN LIGHT OF THE CIRCUMSTANCES OF THE PARTICULAR PLAN.**

## REPORTS

We will furnish the following reports, statements, and tax information to each Class A Member:

**No Membership Certificates.** We will not issue membership certificates representing Offered Units purchased in this offering to the Class A Members. The number of Offered Units held by each Class A Member, and each Class A Member's percentage of our aggregate outstanding Units, will be maintained by us as an exhibit to our operating agreement.

**Notification of Closing**. We will notify all investors whose subscriptions have been accepted for the purchase of the Offered Units of the closing of this offering and the release of the proceeds therefrom from escrow either (a) via email within 48-hours of the closing if you have provided us with an email address, which email will be followed by notification via United States mail or (b) via United States mail sent within five (5) business days if you did not provide an email address to us in your completed subscription agreement.

**Tax Information.** Within 90 days after the end of each fiscal year, which is currently the calendar year, (i) we will send to each Class A Member such tax information as shall be necessary for the preparation of federal income tax returns and state income and other tax returns with regard to the applicable jurisdictions and (ii) we will send or make available to each Class A Member our annual report containing audited financial statements of our Company for the past fiscal year including balance sheet and statement of operations, our equity and cash flows. Our manager will be deemed to have made such reports available to each Class A Member if it has either filed the report with the SEC via its Electronic Data Gathering, Analysis and Retrieval system and such report is made publicly available or has made such report available on any website maintained by the Company and available for viewing the Class A Members.

## INDEPENDENT AUDITORS

Our financial statements as of September 30, 2012 and for the period from our inception and appearing in Part F/S of this Offering Circular, have been audited by Gray, Gray & Gray, LLP, independent certified public accountants, or G,G &G, as set forth in their report thereon in Part F/S. The financial statements for each of Hanson Fuel Company and Hanson Fuel, Inc., South Arm, Inc., d/b/a Murray Oil Co. and Western Maine Propane appearing in Part F/S as of September 30, 2012 and 2011 have not been audited or reviewed by GG&G or any other independent accountants. Our pro forma financial statements as of September 30, 2012 and set forth in Part F/S, showing the effects of our acquisition transactions and the closing of this offering as if they had occurred on September 30, 2012, have not been audited or reviewed by G,G & G or any other independent accountant.

## ADDITIONAL INFORMATION AND DOCUMENTS

We have filed with the SEC an Offering Statement under Regulation A of the 1933 Act with respect to the Offered Units. This Offering Circular does not contain all the information set forth in the Offering Statement and the exhibits and schedules thereto. For further information with respect to our Company and the Offered Units, reference is hereby made to the exhibits and schedules thereto. The Offering Statement can be inspected without charge at the office of the SEC at Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20459 and copies may be obtained at prescribed rates from the Public Reference Section of the Commission in Washington, D.C. Further, if you would like a copy of any of the documents referred to in this Offering Circular as exhibits to the Offering Statement and not already included as Appendices to this Offering Circular, please contact us at:

Sail Energy Holdings, LLC
80 Daniel Street, #242
Portsmouth, New Hampshire 03802-0242
Telephone: 855-455-9001

Fax: 855-455-9001
Email: Dennis.Obrien@sailenergy.net
Attn: Dennis J. O'Brien

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

# Index to Financial Statements

**SAIL ENERGY HOLDINGS, LLC**
(A Development Stage Company)

AUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2012

**SAIL ENERGY HOLDINGS, LLC**
(A Development Stage Company)

AUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2012

**INDEPENDENT ACCOUNTANTS' REPORT**

To the Managing Member
**Sail Energy Holdings, LLC**

We have audited the accompanying balance sheet of **Sail Energy Holdings, LLC** (A Development Stage Company) as of September 30, 2012, and the related statements of operations and member's deficit, and cash flows – indirect method for the period May 4, 2012 (inception) through September 30, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Sail Energy Holdings, LLC** (A Development Stage Company) as of September 30, 2012, and the results of its operations and its cash flows for the period May 4, 2012 (inception) through September 30, 2012 in conformity with accounting principles generally accepted in the United States of America.

The financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company's ability to sustain operations and to pay its liabilities is dependent on the raising of capital. This factor raises substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are also described in Note 2.

GRAY, GRAY & GRAY, LLP

November 15, 2012

**SAIL ENERGY HOLDINGS, LLC**
(A Development Stage Company)
BALANCE SHEET

SEPTEMBER 30, 2012

**ASSETS**

| | |
|---|---|
| **TOTAL ASSETS** | $ - |

**LIABILITIES AND MEMBER'S DEFICIT**

| | |
|---|---|
| **CURRENT LIABILITIES** | |
| Accrued expenses | $ 31,961 |
| Accrued wages | 31,245 |
| **TOTAL CURRENT LIABILITIES** | 63,206 |
| **MEMBER'S DEFICIT,** including deficit accumulated during development stage | (63,206) |
| **TOTAL LIABILITIES AND MEMBER'S DEFICIT** | $ - |

The accompanying notes are an integral part of these financial statements.

**SAIL ENERGY HOLDINGS, LLC**
(A Development Stage Company)

STATEMENT OF OPERATIONS

FOR THE PERIOD MAY 4, 2012 (INCEPTION) THROUGH SEPTEMBER 30, 2012

| | |
|---|---|
| **REVENUES** | $ - |
| **OPERATING EXPENSES** | 63,206 |
| **NET LOSS** | $ (63,206) |
| **WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING** | 2,143 |
| **NET LOSS PER WEIGHTED AVERAGE UNIT** | (29.49) |

The accompanying notes are an integral part of these financial statements.

**SAIL ENERGY HOLDINGS, LLC**
(A Development Stage Company)

STATEMENT OF MEMBER'S DEFICIT

FOR THE PERIOD MAY 4, 2012 (INCEPTION) THROUGH SEPTEMBER 30, 2012

| | Accumulated Deficit | Class A Value | Shares | Class B Value | Shares | Subscription Receivable | Total Member's Deficit |
|---|---|---|---|---|---|---|---|
| **MEMBER'S DEFICIT AT INCEPTION** | $ - | $ - | - | $ - | - | $ - | $ - |
| ISSUANCE OF MEMBERSHIP INTERESTS | - | - | - | 100 | 2,143 | (100) | - |
| NET LOSS | (63,206) | - | - | - | - | - | (63,206) |
| **MEMBER'S DEFICIT DEFICIT AT END OF YEAR** | $ (63,206) | $ - | - | $ 100 | 2,143 | $ (100) | $ (63,206) |

The accompanying notes are an integral part of these financial statements.

**SAIL ENERGY HOLDINGS, LLC**
(A Development Stage Company)

STATEMENT OF CASH FLOWS-INDIRECT METHOD

FOR THE PERIOD MAY 4, 2012 (INCEPTION) THROUGH SEPTEMBER 30, 2012

| | | |
|---|---|---|
| **CASH FROM OPERATING ACTIVITIES** | | |
| Net loss | $ | (63,206) |
| Adjustments to reconcile net loss to net cash provided (used) by operating activities: | | |
| Increase in liabilities: | | |
| Accrued expenses | | 31,961 |
| Accrued wages | | 31,245 |
| **NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES** | | - |
| **NET INCREASE (DECREASE) IN CASH** | | - |
| **CASH AT BEGINNING OF YEAR** | | - |
| **CASH AT END OF YEAR** | $ | - |
| **NON-CASH FINANCING ACTIVITIES** | | |
| Issuance of subscription receivable | $ | 100 |

The accompanying notes are an integral part of these financial statements.

**SAIL ENERGY HOLDINGS, LLC**
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2012

## NOTE 1 – BUSINESS

**Principal Business Activity** – Sail Energy Holdings (the "Company"), a Delaware Limited Liability Company, is a start-up investment Company which is in the business of acquiring oil and propane companies in the New England area.

## NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

**Use of Estimates** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Concentrations of Credit Risk** – The Company will maintain its cash in financial institutions, which could at times exceed federally insured limits.

**Going Concern** – The Company is a start-up investment holding company with no assets and no revenues as of September 30, 2012. The Company plans to raise capital of $5,000,000 through a public, as well as, obtain bank financing of approximately $10,000,000 in order to acquire multiple fuel retail companies. Through this funding the management believes it will generate the revenues needed to sustain operations.

**Terms of LLC Operating Agreement** – The Company will continue indefinitely, unless its existence is terminated pursuant to its operating agreement. The Company has an operating agreement which states that no member shall be personally liable for any obligation of the Company in excess of his, her, or its requisite contribution.

**Income Taxes** – Sail Energy Holdings LLC is organized as a Limited Liability Company (LLC) and its members have elected to have the Company treated as a partnership for income tax reporting purposes. All taxable income or loss is passed through to the members. No provision for income taxes has been provided in these financial statements.

The Company is required to recognize the financial statement impact of a tax position unless it is more likely than not that the position will be sustained upon examination. Any interest and penalties recognized associated with a tax position would be classified as current in the Company's financial statements.

**NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

**Development Stage Operations** – The Company is considered to be in the development stage as defined in FASB ASC 260-10. It has yet to commence full-scale operations and it continues to develop its planned principle operations. Operations are devoted primarily to the purchase of operating retail fuel companies. The Company is subject to a number of risks, including: the need to raise capital through equity and/or debt financings.

Successful completion of the Company's acquisition goals and its transition to attaining profitable operations is dependent upon obtaining the equity and debt financing needed to purchase the target companies; accordingly, the accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company does not anticipate having significant commercial operations until fiscal year 2012.

Based on the evaluation of the Company's tax positions, management believes all positions taken would be upheld under an examination. Therefore, no provision for the effects of uncertain tax positions has been recorded for the period May 4, 2012 (inception) through September 30, 2012.

**NOTE 3 – MEMBER INTERESTS**

**Class A Interest** – Class A members will be entitled to voting rights and a share in profit, losses and distributions of cash flow. Class A Interests are denominated as units of the Company's Membership Interests termed "Class A Units." The aggregate number of authorized Class A Units is 25,000. Class A members are entitled to a cumulative preferred return for the first twenty-four months of four percent per year on the adjusted capital contribution of a Class A member and six percent thereafter. Members purchasing Class A Units shall make Capital Contributions of $1,000 per Class A Unit purchased. Class A members receive first priority for cash flow distributions based on a pro rata amount in accordance with their interests, for their respective unpaid return.

**Class B Interest** – Class B members are entitled to voting rights and a share in profit, losses and distributions of cash flow. Class B Interests are denominated as units of the Company's Membership Interests termed "Class B Units." The aggregate number of authorized Class B Units is 2,143. Class B members receive cash flow distributions based on a pro rata amount in accordance with their interests, to the extent of their respective unpaid return after distributions have been paid to Class A members.

**Limitation on Liability** – The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, shall be solely the debts, obligations, and liabilities of the Company and no member shall be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member.

**NOTE 4 – SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through November 15, 2012, the date which the financial statements were available to be issued.

In November 2012, the company plans to file Form 1-A under the Securities Act of 1933 in order to raise $5,000,000 capital from the public. The Company is also in negotiations with a bank to obtain financing in the amount of approximately $10,000,000.

On November 13, 2012 the company entered a management agreement with Sail Energy Management, LLC wholly owned by Dennis J. O'Brien. This agreement provides for a fee that is equal to 102% of the gross employment cost for operations. This agreement supersedes the existing employment agreement. See Note 3.

# SAIL ENERGY HOLDINGS, LLC

COMBINED PRO FORMA FINANCIAL STATEMENTS
(Unaudited)

SEPTEMBER 30, 2012

**SAIL ENERGY HOLDINGS, LLC**

UNAUDITED COMBINED PRO FORMA FINANCIAL STATEMENTS

SEPTEMBER 30, 2012

**SAIL ENERGY HOLDINGS, LLC**

COMBINING PRO FORMA BALANCE SHEET

SEPTEMBER 30, 2012

(Unaudited)

**ASSETS**

| | Sail Energy Holdings, LLC | South Arm, Inc., d/b/a Murray Oil Co. | Western Maine Propane | Hanson Fuel Inc. | (A) Eliminated assets | Adjusted balance sheet prior to offering | (B) Debt Financing | (C) Equity Offering | (D) Business Combination | (F) Combined Total |
|---|---|---|---|---|---|---|---|---|---|---|
| **CURRENT ASSETS** | | | | | | | | | | |
| Cash | $ - | $ 711,195 | $ 12,035 | $ 392,130 | $ (1,115,360) | $ - | $ 3,487,125 | $ 4,365,000 | $ (7,352,125) | $ 500,000 |
| Accounts receivable, less allowance for doubtful accounts | - | 473,664 | 38,726 | 303,157 | (815,547) | - | - | - | - | - |
| Investment in subsidiaries | - | - | - | - | - | - | - | - | - | - |
| Inventories | - | 350,357 | 3,500 | 35,393 | (389,250) | - | - | - | - | - |
| Prepaid expenses and other current assets | - | 16,841 | - | - | (16,841) | - | - | - | - | - |
| Due from affiliate | - | - | - | - | - | - | - | - | - | - |
| **TOTAL CURRENT ASSETS** | - | 1,552,057 | 54,261 | 730,680 | (2,336,998) | - | 3,487,125 | 4,365,000 | (7,352,125) | 500,000 |
| **PROPERTY AND EQUIPMENT,** net of accumulated depreciation and amortization | - | 582,640 | 31,767 | 348,351 | - | 962,758 | - | - | 3,547,904 | 4,510,662 |
| **OTHER ASSETS** | | | | | | | | | | |
| Due from affiliate | - | 555,128 | - | - | (555,128) | - | - | - | - | - |
| Cash surrender value of life insurance | | 376,646 | - | - | (376,646) | - | - | - | - | - |
| Goodwill | - | - | - | - | - | - | - | - | 1,392,169 | 1,392,169 |
| Deferred financing costs, net of accumulated amortization | - | - | - | - | - | - | 272,500 | - | - | 272,500 |
| Intangible assets, net of accumulated amortization | - | - | - | 34,018 | (34,018) | - | - | - | 1,392,169 | 1,392,169 |
| Other assets | - | 36,000 | - | - | (36,000) | - | - | - | - | - |
| **TOTAL OTHER ASSETS** | - | 967,774 | - | 34,018 | (1,001,792) | - | 272,500 | - | 2,784,338 | 3,056,838 |
| **TOTAL ASSETS** | $ - | $ 3,102,471 | $ 86,028 | $ 1,113,049 | $ (3,338,790) | $ 962,758 | $ 3,759,625 | $ 4,365,000 | $ (1,019,883) | $ 8,067,500 |

## LIABILITIES AND MEMBERS'/STOCKHOLDERS' EQUITY

| | Sail Energy Holdings, LLC | South Arm, Inc., d/b/a Murray Oil Co. | Western Maine Propane | Hanson Fuel Inc. | (A) Eliminated liabilities/equity | Adjusted balance sheet prior to offering | (B) Debt Financing | (C) Equity Offering | (D) Business Combination | (F) Combined Total |
|---|---|---|---|---|---|---|---|---|---|---|
| **CURRENT LIABILITIES** | | | | | | | | | | |
| Accounts payable | $ - | $ 546,242 | $ 3,146 | $ 146,056 | $ (695,444) | $ - | $ - | $ - | $ - | $ - |
| Accrued expenses | 63,206 | 655,341 | - | 6,035 | (661,376) | 63,206 | - | - | - | 63,206 |
| Accrued income taxes | - | 31,917 | - | - | (31,917) | - | - | - | - | - |
| Note payable, current portion | - | 41,721 | - | - | (41,721) | - | - | - | - | - |
| **TOTAL CURRENT LIABILITIES** | 63,206 | 1,275,221 | 3,146 | 152,091 | (1,430,458) | 63,206 | - | - | - | 63,206 |
| **LONG-TERM LIABILITIES** | | | | | | | | | | |
| Long-term debt, net of current portion | - | 220,821 | - | - | (220,821) | - | 3,759,625 | - | - | 3,759,625 |
| Due to sellers | - | - | - | - | - | - | - | - | 770,000 | 770,000 |
| Deferred taxes - state | - | 4,700 | - | - | (4,700) | - | - | - | - | - |
| Deferred taxes - federal | - | 99,000 | - | - | (99,000) | - | - | - | - | - |
| Loan payable - officer | - | 228,032 | - | | (228,032) | | - | - | - | - |
| Loan from stockholder | - | - | - | 21,620 | (21,620) | - | - | - | - | - |
| **TOTAL LONG-TERM LIABILITIES** | - | 552,553 | - | 21,620 | (574,173) | - | 3,759,625 | - | 770,000 | 4,529,625 |
| **MEMBERS'/STOCKHOLDERS' EQUITY** | | | | | | | | | | |
| Common stock | - | 10,000 | - | 500 | (10,500) | - | - | - | - | - |
| Members' interest in Series A, 5000 units issued, authorized, and outstanding | - | - | - | - | - | - | - | 5,000,000 | - | 5,000,000 |
| Acquisition and stock issuance costs | - | - | - | - | - | - | - | (635,000) | (827,125) | (1,462,125) |
| Member's interest in Series B, 2143 units issued, authorized, and outstanding | 100 | - | - | - | - | - | - | - | - | 100 |
| Subscription Receivable | (100) | - | - | - | - | - | - | - | - | (100) |
| Retained earnings | - | 1,254,897 | 82,882 | 938,838 | (1,313,859) | 962,758 | - | - | (962,758) | - |
| Adjustment for pro forma presentation | | | | | | | | | | - |
| Sail Energy FY 2012 Loss | (63,206) | - | - | - | - | (63,206) | - | - | - | (63,206) |
| Other comprehensive income | - | 9,800 | - | - | (9,800) | - | - | - | - | - |
| **TOTAL MEMBERS'/STOCKHOLDERS' EQUITY** | (63,206) | 1,274,697 | 82,882 | 939,338 | (1,334,159) | 899,552 | - | 4,365,000 | (1,789,883) | 3,474,669 |
| **TOTAL LIABILITIES AND MEMBERS'/STOCKHOLDERS' EQUITY** | $ - | $ 3,102,471 | $ 86,028 | $ 1,113,049 | $ (3,338,790) | $ 962,758 | $ 3,759,625 | $ 4,365,000 | $ (1,019,883) | $ 8,067,500 |

**SAIL ENERGY HOLDINGS, LLC**

COMBINING PRO FORMA STATEMENT OF OPERATIONS

YEAR ENDED SEPTEMBER 30, 2012

(Unaudited)

| | Sail Energy Holdings, LLC | South Arm, Inc., d/b/a Murray Oil Co. | Western Maine Propane | Hanson Fuel Inc. | Adjusted statement of operations prior to offering | (B) Debt Financing | (C) Equity Offering | (D) Business Combination | (E) Proforma adjustments | (F) Combined Total |
|---|---|---|---|---|---|---|---|---|---|---|
| **SALES** | $ - | $ 20,610,633 | $ 395,101 | $ 4,008,801 | $ 25,014,535 | $ - | $ - | $ - | $ - | $ 25,014,535 |
| **COST OF SALES** | - | 18,565,716 | 234,424 | 3,393,062 | 22,193,202 | - | - | - | - | 22,193,202 |
| **GROSS PROFIT** | - | 2,044,917 | 160,677 | 615,739 | 2,821,333 | - | - | - | - | 2,821,333 |
| **OPERATING EXPENSES** | 63,206 | 1,982,375 | 76,531 | 408,116 | 2,530,228 | - | - | - | 605,027 | 3,135,255 |
| **INCOME (LOSS) FROM OPERATIONS** | (63,206) | 62,542 | 84,146 | 207,623 | 291,105 | - | - | - | (605,027) | (313,922) |
| **OTHER EXPENSES AND (INCOME)** | | | | | | | | | | |
| Interest income | - | (8,820) | - | - | (8,820) | - | - | - | - | (8,820) |
| Other income | - | (33,335) | - | - | (33,335) | - | - | - | - | (33,335) |
| Interest expense | - | 35,756 | - | - | 35,756 | - | - | - | 149,738 | 185,494 |
| **TOTAL OTHER EXPENSES AND (INCOME)** | - | (6,399) | - | - | (6,399) | - | - | - | 149,738 | 143,339 |
| **INCOME (LOSS) BEFORE TAXES** | (63,206) | 68,941 | 84,146 | 207,623 | 297,504 | - | - | - | (754,765) | (457,261) |
| **INCOME TAX EXPENSE** | - | (13,024) | - | - | (13,024) | - | - | - | - | (13,024) |
| **NET INCOME (LOSS)** | (63,206) | 55,917 | 84,146 | 207,623 | 284,480 | - | - | - | (754,765) | (470,285) |
| CUMULATIVE PREFERRED RETURN ON SERIES A UNITS | | | | | | | | | (200,000) | (200,000) |
| ADJUSTED LOSS TO UNIT HOLDERS | | | | | | | | | | (670,285) |
| **NET LOSS PER UNIT - SERIES A** | | | | | | | | | | $ (53.84) |
| **NET LOSS PER UNIT - SERIES B** | | | | | | | | | | $ (93.84) |

**SAIL ENERGY HOLDINGS LLC**

PRO FORMA ASSUMPTIONS AND SIGNIFICANT ACCOUNTING POLICIES

SEPTEMBER 30, 2012

(Unaudited)

## ASSUMPTIONS

Sail Energy Holdings, LLC is assumed to have acquired the property, equipment, and customers of South Arm, Inc., d/b/a Murray Oil Co., Western Maine Propane, and Hanson Fuel Inc. The Company plans to complete these acquisitions from an equity offering as well as debt financing from a bank. The Pro Forma statements presented show the assets and liabilities as of September 30, 2012 and the operations of the acquirer and the acquired entities for the year ended September 30, 2012. The assets and liabilities that would not be assumed as part of the acquisition are then eliminated in column (A). Column (B) shows the effect of the debt financing round as well as the deferred financing costs as part of the transaction. Column (C) shows the effects of cash raised through the equity offering of $5,000,000 less stock issuance costs. Column (D) shows the effect of the cash used to purchase the assets of the acquired companies (excludes purchase of on-hand inventory from the sellers) and the effects of annual interest, depreciation, and amortization expense had the transaction occurred one year prior to the balance sheet date. Column (F) shows the effect of the combined pro forma entity after acquisition of Sail Energy Holdings, LLC.

The column titled pro forma adjustments (E) reflect expenses that are required to be reported however no adjustments have been made to reflect any cost savings or operating efficiencies as a result of the acquisition. The transactions represent necessary adjustments to present operations assuming the transaction occurred at the beginning of the fiscal year.

- The acquisition was recorded as if acquired on September 30, 2012.
- The assumptions are management's best estimate, are preliminary and subject to change, and changes could be material.

### Debt Financing

- $3,759,625 in estimated debt financing to cover the remaining cost of the asset purchase, the total transaction costs and the remaining operating cash.
- $272,500 of deferred financing costs to be amortized over 5 years (term per the note agreement) with amortization of $54,500 for the first year.
- The company will have $500,000 of operating cash after the transaction is completed.

| | |
|---|---|
| Total cost of acquisitions | $ 7,295,000 |
| Total financing fees | 272,500 |
| Total stock issuance costs | 635,000 |
| Total transaction costs | 827,125 |
| Operating cash | 500,000 |
| | 9,529,625 |
| Amount financed by equity | 5,000,000 |
| Amount financed by seller | 770,000 |
| | 5,770,000 |
| Debt financing needed | $ 3,759,625 |

**SAIL ENERGY HOLDINGS LLC**

PRO FORMA ASSUMPTIONS AND SIGNIFICANT ACCOUNTING POLICIES

SEPTEMBER 30, 2012

(Unaudited)

**Equity Offering**

- $5,000,000 of capital in the form of Members Interest Series A units will be raised from the public (5000 units x $1000/unit as per the signed operating agreement)

**Business Combination**

- Acquisition price of $7,295,000 was estimated by the sole manager and member of Sail Energy Holdings, LLC based on all available information to include future cash flows and an internal valuation of fair values of fixed assets which were valued at $4,510,662 ($3,547,904 increase to the book value)

- Based on the sole manager's estimate of identifiable assets the purchase price will be as follows,

| | |
|---|---|
| Total cost of acquisitions | $ 7,295,000 |
| FMV of Identifiable fixed assets | 4,510,662 |
| Excess of purchase price of identifiable assets | $ 2,784,338 |

- The allocation of the excess is as follows:

| | |
|---|---|
| Goodwill | $ 1,392,169 |
| Customer List | 1,392,169 |
| | $ 2,784,338 |

- $770,000 of the financing will be provided in the form of a seller note

**Pro Forma Adjustments**

- Annual depreciation expense adjustment due to adjustment for FMV of acquired assets based on the table below

| Fixed Asset | FMV | Expected Life | Yearly Depreciation expense |
|---|---|---|---|
| Propane Tanks | $ 1,833,027 | 5 years | $ 366,605 |
| Vehicles | 1,287,705 | 5 years | 257,541 |
| Land | 329,000 | N/A | - |
| Equipment | 533,000 | 5 years | 106,600 |
| Building | 527,930 | 39 years | 13,537 |
| | $ 4,510,662 | | $ 744,283 |

- The customer list will be amortized over 15 years with current year amortization totaling $92,811. The goodwill is not subject to amortization

**SAIL ENERGY HOLDINGS LLC**

PRO FORMA ASSUMPTIONS AND SIGNIFICANT ACCOUNTING POLICIES

SEPTEMBER 30, 2012

(Unaudited)

**Pro Forma Adjustments (Continued)**

- $827,125 in estimated transactions costs shown as a reduction in equity and $635,000 of stock issuance costs related to the Series A units. The reconciliation of sources and uses of cash is as follows:

| | |
|---|---|
| Sources of cash: | |
| Total cash from debt related to acquisition | $ 3,487,125 |
| Total cash from Equity | 5,000,000 |
| Total cash prior to acquisition | 8,487,125 |
| | |
| Uses of cash: | |
| Less: Purchase price of companies | (7,295,000) |
| add: seller note | 770,000 |
| Less: Stock issuance costs | (635,000) |
| Less: Transaction costs | (827,125) |
| | |
| | $ (7,987,125) |

- The reconciliation of the pro forma adjustment to operating expenses is as follows:

| | |
|---|---|
| Yearly depreciation expense on FMV of Fixed Assets | $ 744,283 |
| Depreciation expense recognized in FY 2012 income acquired companies | (286,567) |
| Yearly amortization of intangible assets | 92,811 |
| Yearly amortization of deferred financing fees | 54,500 |
| | $ 605,027 |

- There are no direct, incremental costs of the acquisitions reflected in the historical financial statements or the historical financial statements of the targets.

- The reconciliation of the pro forma adjustment for cumulative preferred returns impacting Net Loss Per Unit is as follows:

| | |
|---|---|
| Amount of Series A investment | 5,000,000 |
| Cumulative Preferred Dividend Rate | 4% |
| Required adjustment | $ (200,000) |

**SAIL ENERGY HOLDINGS LLC**

PRO FORMA ASSUMPTIONS AND SIGNIFICANT ACCOUNTING POLICIES

SEPTEMBER 30, 2012

(Unaudited)

**Pro Forma Adjustments (Continued)**

- The reconciliation of Net Loss Per Unit is as follows:

| | Series A Units | Series B Units |
|---|---|---|
| Net loss | $ (470,285) | $ (470,285) |
| Cumulative preferred return on Series A Units | (200,000) | (200,000) |
| Adjusted net loss to unit holders before allocation | (670,285) | (670,285) |
| Allocation of loss to unit holders based on % ownership* | 70% | 30% |
| Adjusted net loss to unit holders after allocation | (469,190) | (201,095) |
| Cumulative preferred return on Series A Units | 200,000 | n/a |
| Adjusted net loss to unit holders | (269,190) | (201,095) |
| Weighted average units outstanding | 5,000 | 2,143 |
| Net loss per unit | $ (53.84) | $ (93.84) |

** - Series A (5,000 units / 7,143 total units = 70%), Series B (2,143 units / 7,143 total units = 30%)*

- Additional interest expense of $149,738 based on interest rates on term note and sellers' notes provided by client based on documents. Calculation below shows amount plus the effect on income of a 1/8% change in the interest rates.

| | Balance | Rate | Interest expense |
|---|---|---|---|
| Term note | $ 3,659,625 | 3.25% | $ 118,938 |
| Seller note | $ 770,000 | 4% | 30,800 |
| | | | $ 149,738 |

| | Balance | rate | Interest expense |
|---|---|---|---|
| Term note | $ 3,659,625 | 3.38% | $ 123,512 |
| Seller note | $ 770,000 | 4.13% | 31,763 |
| | | | $ 155,275 |
| | Change in income | | $ 5,537 |

**SAIL ENERGY HOLDINGS LLC**

PRO FORMA ASSUMPTIONS AND SIGNIFICANT ACCOUNTING POLICIES

SEPTEMBER 30, 2012

(Unaudited)

**SIGNIFICANT ACCOUNTING POLICIES**

**Cash** – For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

**Inventories** – Inventories are stated at the lower of cost or market value, with cost generally determined on the first-in, first-out method.

**Property and Equipment** – Property and equipment is stated at cost, less accumulated depreciation. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets.

**Use of Estimates** – The presentation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Advertising** – The Company expenses advertising as incurred.

**Customer Accounts Receivable** – Customer accounts receivables are reported at the amount management expects to collect on balances outstanding at year end. Management closely monitors outstanding balances and writes off, as of year end, all balances that have been deemed not collectible at the time the financial statements are issued.

**Sales Tax** – The Company collects sales tax. The amount received is credited to a liability account and as payments are made, this account is charged. At any point in time, this account represents that net amount owed to the tax authority for amounts collected but not yet remitted.

**Income Taxes**

**Hanson** - The Company has elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of corporate income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. As a result there is no provision for income taxes.

The Company has evaluated its tax positions taken for all open tax years. The company files its tax return based on a December 31 year end. Currently, the 2008, 2009, and 2010 tax years are open and subject to examination by the Internal Revenue Service and various state agencies. However, the Company is not currently under audit nor has the Company been contacted by any of these jurisdictions. Any interest and penalties associated with a tax position would be classified as current in the Company's financial statements.

Based on the evaluation of the Company's tax positions, management believes all positions taken would be upheld under an examination. Therefore, no provision for the effects of uncertain tax positions has been recorded for the year end September 30, 2012.

**Western Maine Propane** - The Company is an un-incorporated entity for income tax purposes, therefore, the net income (loss) is passed through to the owner on his individual tax return. No provision for income taxes has been provided in these financial statements.

**SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

**South Arm, Inc. d/b/a Murray Oil Co.** - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes related primarily to differences between the financial and tax basis of assets. The deferred taxes represent the future tax return consequences of those differences, which will be taxable when the assets are recovered.

The basis of property and equipment for financial reporting exceeds their tax basis by the cumulative amount that accelerated depreciation exceeds straight-line depreciation. The excess will be taxable in future periods reduced depreciation deductions for tax purposes.

The Company also has a net operating loss carryforward that will be used to offset future state of Maine taxable income. The future benefit of this carryforward is included when determining the Company's deferred taxes. This carryforward is scheduled to expire on September 30, 2033.

The Company has evaluated its tax positions taken for all open tax years. The company files its tax return based on a December 31 year end. Currently, the 2009, 2010, and 2011 tax years are open and subject to examination by the Internal Revenue Service and various state agencies. However, the Company is not currently under audit nor has the Company been contacted by any of these jurisdictions. Any interest and penalties associated with a tax position would be classified as current in the Company's financial statements.

**Sail Energy Holdings, LLC -** Sail Energy Holdings LLC is organized as a Limited Liability Company (LLC) and its members have elected to have the Company treated as a partnership for income tax reporting purposes. All taxable income or loss is passed through to the members. No provision for income taxes has been provided in these financial statements.

The Company is required to recognize the financial statement impact of a tax position unless it is more likely than not that the position will be sustained upon examination. Any interest and penalties recognized associated with a tax position would be classified as current in the Company's financial statements.

Currently, the 2011 tax year is open and subject to examination by the Internal Revenue Service and various state agencies. However, the Company is not currently under audit nor has the Company been contacted by any of these agencies.

Based on the evaluation of the Company's tax positions, management believes all positions taken would be upheld under an examination. Therefore, no provision for the effects of uncertain tax positions has been recorded for the period May 4, 2012 (inception) through September 30, 2012.

**HANSON FUEL COMPANY, INC. AND SUBSIDIARY**

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

SEPTEMBER 30, 2012

**HANSON FUEL COMPANY INC. AND SUBSIDIARY**

CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2012

**HANSON FUEL COMPANY, INC. AND SUBSIDIARY**

CONSOLIDATED BALANCE SHEETS

(Unaudited)

**ASSETS**

| | September 30, 2012 | September 30, 2011 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash | $ 392,130 | $ 439,693 |
| Accounts receivable, net of allowance for doubtful accounts of 65,000 in 2012 and 2011 | 303,157 | 328,176 |
| Inventory | 35,393 | 24,402 |
| **TOTAL CURRENT ASSETS** | 730,680 | 792,271 |
| **PROPERTY AND EQUIPMENT,** net of accumulated depreciation and amortization | 348,351 | 464,627 |
| **NONCURRENT ASSETS** | | |
| Intangible assets, net of amortization | 34,018 | 37,162 |
| **TOTAL ASSETS** | $ 1,113,049 | $ 1,294,060 |

The accompanying notes are an integral part of these financial statements.

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | September 30, 2012 | September 30, 2011 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable | $ 146,056 | $ 86,806 |
| Accrued expenses | 6,035 | 7,312 |
| **TOTAL CURRENT LIABILITIES** | 152,091 | 94,118 |
| **LONG-TERM LIABILITIES** | | |
| Loan from stockholders | 21,620 | 21,620 |
| **TOTAL LONG-TERM LIABILITIES** | 21,620 | 21,620 |
| **STOCKHOLDER'S EQUITY** | | |
| Common stock | 500 | 500 |
| Retained earnings | 938,838 | 1,177,822 |
| **TOTAL STOCKHOLDER'S EQUITY** | 939,338 | 1,178,322 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 1,113,049 | $ 1,294,060 |

The accompanying notes are an integral part of these financial statements.

**HANSON FUEL COMPANY, INC. AND SUBSIDIARY**

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

| | Year Ended September 30, | |
|---|---|---|
| | 2012 | 2011 |
| **SALES, LESS RETURNS AND ALLOWANCES** | $ 4,008,801 | $ 5,148,233 |
| **COST OF GOODS SOLD** | 3,393,062 | 4,392,400 |
| **GROSS PROFIT** | $ 615,739 | $ 755,833 |
| **OPERATING EXPENSES** | 408,116 | 491,679 |
| **NET INCOME** | $ 207,623 | $ 264,154 |
| **WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING-BASIC** | 300 | 300 |
| **NET INCOME PER WEIGHTED AVERAGE COMMON SHARE-BASIC** | 692.08 | 880.51 |

The accompanying notes are an integral part of these financial statements.

**HANSON FUEL COMPANY, INC. AND SUBSIDIARY**

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY AND COMPREHENSIVE INCOME

YEARS ENDED SEPTEMBER 30, 2012 AND 2011

(Unaudited)

| | Total | Common | Retained |
|---|---|---|---|
| **BALANCE AT SEPTEMBER 30, 2010** | $ 984,372 | $ 500 | $ 983,872 |
| DISTRIBUTIONS | (70,204) | - | (70,204) |
| NET INCOME | 264,154 | - | 264,154 |
| **BALANCE AT SEPTEMBER 30, 2011** | 1,178,322 | 500 | 1,177,822 |
| DISTRIBUTIONS | (446,607) | - | (446,607) |
| NET INCOME | 207,623 | - | 207,623 |
| **BALANCE AT SEPTEMBER 30, 2012** | $ 939,338 | $ 500 | $ 938,838 |

The accompanying notes are an integral part of these financial statements.

**HANSON FUEL COMPANY, INC. AND SUBSIDIARY**

CONSOLIDATED STATEMENTS OF CASH FLOWS-INDIRECT METHOD

(Unaudited)

| | Year Ended September 30, | |
|---|---|---|
| | 2012 | 2011 |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net income | $ 207,623 | $ 264,154 |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | | |
| Depreciation and amortization | 119,420 | 129,156 |
| (Increase) decrease in assets: | | |
| Accounts receivable | 25,019 | 32,246 |
| Inventory | (10,991) | (20,987) |
| Increase (decrease) in liabilities: | | |
| Accounts payable | 59,250 | 25,805 |
| Accrued expenses | (1,277) | 20,507 |
| **NET CASH PROVIDED BY OPERATING ACTIVITIES** | 399,044 | 450,881 |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | |
| Purchase of property and equipment | - | (195,499) |
| **NET CASH (USED) BY INVESTING ACTIVITIES** | - | (195,499) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Distributions | (446,607) | (70,204) |
| **NET CASH (USED) BY FINANCING ACTIVITIES** | (446,607) | (70,204) |
| **NET INCREASE (DECREASE) IN CASH** | (47,563) | 185,178 |
| **CASH AT BEGINNING OF YEAR** | 439,693 | 254,515 |
| **CASH AT END OF YEAR** | $ 392,130 | $ 439,693 |

The accompanying notes are an integral part of these financial statements.

**HANSON FUEL COMPANY, INC. AND SUBSIDIARY**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2012

(Unaudited)

## NOTE 1 – BUSINESS

**Principal Business Activity** – Hanson Fuel Company, Inc. (the "Company"), a Maine Corporation, sells fuel and propane products and related parts and supplies to the general public, and business. These activities account for 100% of the Company's business. The Company conducts its business principally in Maine. The Company has an established policy for the extension of credit to its customers and requires no collateral from its customers. HF Entities maintains the property and equipment used by Hanson Fuel Inc.

The Company's operations are subject to seasonal fluctuations with a majority of the Company's business occurring in the late fall and winter months with most of the Company's revenues earned and received from October through March, and the overwhelming majority of such revenues are derived from the sale of home heating fuel.

## NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

**Principles of Consolidation** – The consolidated financial statements include the accounts of Hanson Fuel Company Inc. and its wholly-owned subsidiary HF Entities. All significant inter-entity transactions have been eliminated.

**Use of Estimates** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash** – The cash balances may fluctuate during the year and can exceed the Federal Deposit Insurance Corporation's (FDIC) coverage limit of $250,000. However, all funds in noninterest-bearing accounts are temporarily insured in full by the FDIC through December 31, 2012.

**Accounts Receivable** – The specific write-off method is used to adjust for uncollectible accounts. Accounts are charged to bad debt expense as they are deemed uncollectible based upon a periodic review of the accounts and managements' evaluation of outstanding accounts receivable at each year end.

**Inventory** – Inventories are stated at the lower of cost or market value, with cost generally determined on the first-in, first-out method.

## NOTE 2 – SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

**Property and Equipment** – Property and equipment is stated at cost, less accumulated depreciation. Depreciation and amortization are computed using straight line method over the estimated useful lives of the assets.

| | 2012 | 2011 | Estimated Useful Lives |
|---|---|---|---|
| Building improvements | $ 209,282 | $ 209,282 | 5 - 39 Years |
| Office equipment | 12,803 | 12,803 | 5-7 Years |
| Motor vehicles and equipment | 1,360,030 | 1,360,030 | 5-7 Years |
| | 1,582,115 | 1,582,115 | |
| Less accumulated depreciation and amortization | 1,233,764 | 1,117,488 | |
| | $ 348,351 | $ 464,627 | |

Depreciation and amortization expense on the above assets amounted to $116,276 and $126,012 for the years ended September 30, 2012 and 2011, respectively.

**Concentrations of Credit Risk** – Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables.

Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base. The Company has no significant concentrations of credit risk.

**Advertising** – The Company expenses advertising costs as they are incurred. Expenses for the year ended September 30, 2012 and 2011 was $10,213 and $10,478, respectively.

**Income Taxes** – The Company has elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of corporate income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. As a result there is no provision for income taxes.

The Company has evaluated its tax positions taken for all open tax years. The company files its tax return based on a December 31 year end. Currently, the 2008, 2009, and 2010 tax years are open and subject to examination by the Internal Revenue Service and various state agencies. However, the Company is not currently under audit nor has the Company been contacted by any of these jurisdictions. Any interest and penalties associated with a tax position would be classified as current in the Company's financial statements.

## NOTE 2 – SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Based on the evaluation of the Company's tax positions, management believes all positions taken would be upheld under an examination. Therefore, no provision for the effects of uncertain tax positions has been recorded for the year end September 30, 2012.

## NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist of the following as of September 30:

| | 2012 | | 2011 | | |
|---|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Gross Carrying Amount | Accumulated Amortization | Estimated Useful Lives |
| Customer relationships | $ 68,162 | $ 34,144 | $ 68,162 | $ 31,000 | 15 years |

Amortization expense for the years ended September 30, 2012 and 2011 was $3,144.

Amortization expense for each of the next five years is as follows:

| Year Ended September 30, | |
|---|---|
| 2013 | $ 3,144 |
| 2014 | $ 3,144 |
| 2015 | $ 3,144 |
| 2016 | $ 3,144 |
| 2017 | $ 3,144 |
| Thereafter | $ 21,442 |

## NOTE 4 – RELATED PARTY TRANSACTIONS

**Loan from stockholder** – This advance represents a balance due to the stockholder. The liability bears interest at prevailing rates and is due on demand. The stockholder does not expect to demand repayment during the next operating cycle and therefore has been classified as long-term on the balance sheet. Interest expense was $5,930 and $8,944 at September 30, 2012 and 2011, respectively.

## NOTE 5 – RETIREMENT PLAN

The Company has a profit-sharing 401(k) retirement plan. The profit sharing contribution for the years ended September 30, 2012 and 2011 was $5,930 and $12,080 respectively.

## NOTE 6 – SUBSEQUENT EVENTS

The date to which events occurring after September 30, 2012, the date of the most recent statement of financial position, has been evaluated for possible adjustment to the financial statements or disclosure is November 14, 2012, which is the date the financial statements were available to be issued.

**SOUTH ARM, INC., D/B/A MURRAY OIL CO.**

FINANCIAL STATEMENTS
(Unaudited)

SEPTEMBER 30, 2012

**SOUTH ARM, INC., D/B/A MURRAY OIL CO.**

UNAUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2012

**SOUTH ARM, INC., D/B/A MURRAY OIL CO.**

BALANCE SHEETS

(Unaudited)

## ASSETS

| | September 30, 2012 (As Restated) | September 30, 2011 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash | $ 711,195 | $ 693,641 |
| Accounts receivable | 473,664 | 608,753 |
| Inventories | 350,357 | 406,926 |
| Prepaid expenses | 16,841 | 48,235 |
| **TOTAL CURRENT ASSETS** | 1,552,057 | 1,757,555 |
| **PROPERTY AND EQUIPMENT,** net of accumulated depreciation and amortization | 582,640 | 734,041 |
| **OTHER ASSETS** | | |
| Cash value of life insurance | 376,646 | 361,114 |
| Due from affiliates | 555,128 | 551,438 |
| Marketable securities - market value | 36,000 | 42,000 |
| **TOTAL OTHER ASSETS** | 967,774 | 954,552 |
| **TOTAL ASSETS** | $ 3,102,471 | $ 3,446,148 |

The accompanying notes are an integral part of these financial statements.

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | September 30, 2012 (As Restated) | September 30, 2011 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable | $ 546,242 | $ 635,703 |
| Note payable, current portion | 41,721 | 89,371 |
| Customer deposits | 565,897 | 372,922 |
| Line of credit | - | 399,054 |
| Accrued income taxes | 31,917 | 19,365 |
| Accrued expenses | 89,444 | 60,674 |
| **TOTAL CURRENT LIABILITIES** | 1,275,221 | 1,577,089 |
| **LONG-TERM LIABILITIES** | | |
| Long-term debt, net of current portion | 220,821 | 269,061 |
| Loan payable - officer | 228,032 | 233,225 |
| Deferred taxes - state | 4,700 | 8,575 |
| Deferred taxes - federal | 99,000 | 135,218 |
| **TOTAL LONG-TERM LIABILITIES** | 552,553 | 646,079 |
| **STOCKHOLDER'S EQUITY** | | |
| Common stock - no par value: | | |
| Authorized 500 shares, issued and outstanding 296 shares | 10,000 | 10,000 |
| Retained earnings | 1,254,897 | 1,198,980 |
| Accumulated other comprehensive income | 9,800 | 14,000 |
| **TOTAL STOCKHOLDER'S EQUITY** | 1,274,697 | 1,222,980 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 3,102,471 | $ 3,446,148 |

The accompanying notes are an integral part of these financial statements.

**SOUTH ARM, INC., D/B/A MURRAY OIL CO.**

STATEMENTS OF OPERATIONS

(Unaudited)

| | Year Ended September 30, | |
|---|---|---|
| | 2012 (As Restated) | 2011 |
| **REVENUES** | $ 20,666,119 | $ 22,970,461 |
| Less: discounts | 55,486 | 64,130 |
| **TOTAL REVENUES** | 20,610,633 | 22,906,331 |
| **COST OF SALES** | | |
| Purchases | 17,779,789 | 19,989,169 |
| Freight-in | 7,109 | 9,441 |
| Wages-direct | 778,818 | 784,836 |
| **TOTAL COST OF SALES** | 18,565,716 | 20,783,446 |
| **GROSS PROFIT** | 2,044,917 | 2,122,885 |
| General and administrative expenses | (1,996,743) | (2,082,643) |
| Gain on sale of assets | 14,368 | 27,058 |
| **INCOME FROM OPERATIONS** | 62,542 | 67,300 |
| **OTHER EXPENSES AND (INCOME)** | | |
| Gain on sale of assets | | |
| Interest income | (8,820) | (17,127) |
| Other income | (33,335) | (21,682) |
| Interest expense | 35,756 | 49,460 |
| Dividend income | - | (640) |
| **TOTAL OTHER EXPENSES AND (INCOME)** | (6,399) | 10,011 |
| **INCOME BEFORE INCOME TAXES** | 68,941 | 57,289 |
| **INCOME TAXES** | (13,024) | (14,942) |
| **NET INCOME** | $ 55,917 | $ 42,347 |
| WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING-BASIC | 296 | 296 |
| **NET INCOME PER WEIGHTED AVERAGE COMMON SHARE-BASIC** | $ 188.91 | $ 143.06 |

The accompanying notes are an integral part of these financial statements.

**SOUTH ARM, INC., D/B/A MURRAY OIL CO.**

STATEMENTS OF STOCKHOLDER'S EQUITY AND COMPREHENSIVE INCOME

YEARS ENDED SEPTEMBER 30, 2012 AND 2011

(Unaudited)

| | Total | Common Stock | Retained Earnings | Accumulated Other Comprehensive Income | Comprehensive Income |
|---|---|---|---|---|---|
| **BALANCE AT SEPTEMBER 30, 2010** | $ 1,180,633 | $ 10,000 | $ 1,156,633 | $ 14,000 | $ - |
| NET INCOME | 42,347 | - | 42,347 | - | 42,347 |
| **BALANCE AT SEPTEMBER 30, 2011 (AS RESTATED)** | 1,222,980 | 10,000 | 1,198,980 | 14,000 | $ 42,347 |
| UNREALIZED LOSS ON SECURITIES, NET OF TAX OF $1,800 | (4,200) | - | - | (4,200) | (4,200) |
| NET INCOME | 55,917 | - | 55,917 | - | $ 55,917 |
| **BALANCE AT SEPTEMBER 30, 2012 (AS RESTATED)** | $ 1,274,697 | $ 10,000 | $ 1,254,897 | $ 9,800 | $ 51,717 |

The accompanying notes are an integral part of these financial statements.

**SOUTH ARM, INC., D/B/A MURRAY OIL CO.**

STATEMENTS OF CASH FLOWS- INDIRECT METHOD

(Unaudited)

| | Year Ended September 30, | |
|---|---|---|
| | 2012 (As Restated) | 2011 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ 55,917 | $ 42,347 |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | | |
| Depreciation and amortization | 150,591 | 157,403 |
| Deferred taxes | (38,293) | (5,571) |
| Life insurance premiums paid net of increase in cash surrender value | 8,958 | 10,281 |
| Gain on sale of fixed assets | (14,368) | (27,058) |
| (Increase) decrease in assets: | | |
| Accounts receivable | 135,089 | 41,112 |
| Inventory | 56,569 | (27,451) |
| Prepaid expenses | 31,393 | 33,340 |
| Increase (decrease) in liabilities: | | |
| Accounts payable | (89,461) | 82,965 |
| Accrued income taxes | 12,552 | (43,714) |
| Accrued expenses | 28,770 | 1,305 |
| Customer deposits | 192,975 | (362,692) |
| **NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES** | 530,692 | (97,733) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Officers' life insurance | (24,490) | (25,726) |
| Proceeds from sale of fixed assets | 39,000 | 31,237 |
| Intercompany accounts | (3,690) | (43,666) |
| Capital expenditures | (23,821) | (73,446) |
| **NET CASH (USED) BY INVESTING ACTIVITIES** | (13,001) | (111,601) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Change in line of credit | (399,054) | 399,054 |
| Proceeds from long term debt | 92,802 | - |
| Net transactions officer's loan | (5,193) | (10,296) |
| Principal payments on long-term debt | (188,692) | (104,552) |
| **NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES** | (500,137) | 284,206 |
| **NET INCREASE IN CASH** | 17,554 | 74,872 |
| **CASH AT BEGINNING OF YEAR** | 693,641 | 618,769 |
| **CASH AT END OF YEAR** | $ 711,195 | $ 693,641 |
| **SUPPLEMENTAL FOOTNOTE DISCLOSURES** | | |
| Interest paid | $ 30,781 | $ 41,099 |
| Income taxes paid | $ 31,531 | $ 63,079 |

The accompanying notes are an integral part of these financial statements.

**SOUTH ARM, INC., D/B/A MURRAY OIL CO.**

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2012

(Unaudited)

**NOTE 1 – BUSINESS**

**Principal Business Activity** – South Arm, Inc., d/b/a Murray Oil Co. (the "Company") is a heating oil and LP gas distributor in Turner, Maine and surrounding areas. In addition, the Company has two retail gas outlets on Route 4 in Turner, Maine. The Company grants credit to customers, substantially all of whom are located within Androscoggin and Oxford Counties of Maine. Consequently, the Company's ability to collect amounts due is dependent on economic fluctuations in these regions.

**NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES**

**Restatement of financial statements-** Based on procedures performed by the Company after the issuance of previously issued unaudited financials, the financials as of and for the year ended September 30, 2012 have been restated to adjust for the updated information. As a result of the procedures, the Company also made an adjustment to decrease opening equity by $6,000 for the reclassification of accumulated other comprehensive income to deferred taxes as of September 30, 2011. The previously issued 2012 financial statements have been restated to adjust for the updated information as indicated in the accompanying schedules from amounts previously reported:

**SOUTH ARM, INC., D/B/A MURRAY OIL CO.**

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2012

(Unaudited)

| | Balance Sheet As of September 30, 2012 | | |
|---|---|---|---|
| | As Previously Reported | Adjustment | As Restated |
| Cash | 711,196 | (1) | 711,195 |
| Accounts receivable | 473,664 | - | 473,664 |
| Inventories | 398,888 | (48,531) | 350,357 |
| Prepaid expenses | 36,192 | (19,351) | 16,841 |
| Total current assets | 1,619,940 | (67,883) | 1,552,057 |
| Property and equipment | 605,625 | (22,985) | 582,640 |
| Cash surrender value of life life insurance | 376,849 | (203) | 376,646 |
| Due from affiliates | 555,129 | (1) | 555,128 |
| Marketable securities - market value | 42,000 | (6,000) | 36,000 |
| Total other assets | 1,579,603 | (29,189) | 1,550,414 |
| Total assets | 3,199,543 | (97,072) | 3,102,471 |
| Accounts payable | 546,242 | - | 546,242 |
| Note payable, current portion | 42,285 | (564) | 41,721 |
| Customer deposits | 565,897 | - | 565,897 |
| Line of credit | - | - | - |
| Accrued income taxes | 63,136 | (31,219) | 31,917 |
| Accrued expenses | 80,989 | | 93,644 |
| Total current liabilities | 1,298,549 | (19,128) | 1,279,421 |
| Long term debt, net of current portion | 220,257 | 564 | 220,821 |
| Loan payable - officer | 223,058 | 4,974 | 228,032 |
| Deferred taxes - state | 2,295 | (1,795) | 500 |
| Deferred taxes - federal | 116,098 | (17,098) | 99,000 |
| Total long-term liabilities | 561,708 | (13,355) | 548,353 |
| Total liabilities | 1,860,257 | (32,483) | 1,827,774 |
| Common Stock | 10,000 | - | 10,000 |
| Retained Earnings | 1,309,286 | (54,389) | 1,254,897 |
| Other comprehensive income | 20,000 | (10,200) | 9,800 |
| Total stockholders' equity | 1,339,286 | (64,589) | 1,274,697 |
| Total liabilities stockholders' equity | 3,199,543 | (97,072) | 3,102,471 |

**SOUTH ARM, INC., D/B/A MURRAY OIL CO.**

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2012

(Unaudited)

## NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

| | Statement of Operations For the Year Ended September 30, 2012 | | |
|---|---|---|---|
| | As previously reported | Adjustment | As Restated |
| Revenues | 20,610,633 | - | 20,610,633 |
| Cost of Sales | 18,498,471 | 67,245 | 18,565,716 |
| Gross Profit | 2,112,162 | (67,245) | 2,044,917 |
| Gain on sale of assets | 39,000 | (24,632) | 14,368 |
| General and Administrative Expenses | 2,007,626 | (10,883) | 1,996,743 |
| Income from operations | 143,536 | (102,760) | 62,542 |
| Other expenses and (income): | | | |
| Interest income | (8,820) | - | (8,820) |
| Other income | (32,467) | (868) | (33,335) |
| Interest expense | 30,781 | 4,975 | 35,756 |
| Total other expenses and (income) | (10,506) | 4,107 | (6,399) |
| Income before income taxes | 154,042 | (85,101) | 68,941 |
| Income taxes | (43,736) | 30,712 | (13,024) |
| Net income | 110,306 | (54,389) | 55,917 |

**SOUTH ARM, INC., D/B/A MURRAY OIL CO.**

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2012

(Unaudited)

| | Statement of Stockholder's Equity and Comprehensive Income For the Year Ended September 30, 2012 | | |
|---|---|---|---|
| | As Previously Reported | Adjustment | As Restated |
| Common Stock | 10,000 | - | 10,000 |
| Retained Earnings | 1,309,286 | (54,389) | 1,254,897 |
| Accumulated Other Comprehensive Income | 20,000 | (10,200) | 9,800 |
| Total | 1,339,286 | (64,589) | 1,274,697 |
| Net income | 110,306 | (54,389) | 55,917 |
| Unrealized loss on securities, net of tax | - | (4,200) | (4,200) |
| Comprehensive Income | 110,306 | (58,589) | 51,717 |

**SOUTH ARM, INC., D/B/A MURRAY OIL CO.**

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2012

(Unaudited)

| | Statement of Cash Flows-Indirect Method For the Year Ended September 30, 2012 | | |
|---|---|---|---|
| | As Previously Reported | Adjustment | As Restated |
| CASH FLOWS FROM OPERATING ACTIVITIES | | | |
| Net income | 110,306 | (54,389) | 55,917 |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | | | |
| Depreciation and amortization | 153,004 | (2,413) | 150,591 |
| Bad debt | 13,114 | (13,114) | - |
| Deferred taxes | (19,400) | (18,893) | (38,293) |
| Gain on sale of fixed assets | (39,000) | 24,632 | (14,368) |
| Life insurance premiums | - | 8,958 | 8,958 |
| (Increase) decrease in assets: | | | |
| Accounts receivable | 121,975 | 13,114 | 135,089 |
| Inventory | 8,038 | 48,531 | 56,569 |
| Prepaid expenses | 12,043 | 19,350 | 31,393 |
| Increase (decrease) in liabilities: | | | |
| Accounts payable | (89,461) | - | (89,461) |
| Accrued income taxes | 43,771 | (31,219) | 12,552 |
| Accrued expenses | 20,315 | 8,455 | 28,770 |
| Customer deposits | 192,975 | - | 192,975 |
| NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES | 527,680 | 3,012 | 530,692 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | | |
| Officers' life insurance | (15,735) | (8,755) | (24,490) |
| Proceeds from sale of fixed assets | 39,000 | - | 39,000 |
| Intercompany accounts | (3,691) | 1 | (3,690) |
| Capital expenditures | (24,588) | 767 | (23,821) |
| NET CASH (USED) BY INVESTING ACTIVITIES | (5,014) | (7,987) | (13,001) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | | |
| Change in line of credit | (399,054) | - | (399,054) |
| Proceeds from long term debt | - | 92,802 | 92,802 |
| Net transactions officer's loan | (10,167) | 4,974 | (5,193) |
| Principal payments on long-term debt | (95,890) | (92,802) | (188,692) |
| NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES | (505,111) | 4,974 | (500,137) |
| NET INCREASE IN CASH | 17,555 | (1) | 17,554 |
| CASH AT BEGINNING OF YEAR | 693,641 | - | 693,641 |
| CASH AT END OF YEAR | 711,196 | (1) | 711,195 |

**Cash** – For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

**Inventories** – Inventories are stated at the lower of cost or market value, with cost generally determined on the first-in, first-out method.

**Property and Equipment** – Property and equipment is stated at cost, less accumulated depreciation. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets.

**Income Taxes** – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes related primarily to differences between the financial and tax basis of assets. The deferred taxes represent the future tax return consequences of those differences, which will be taxable when the assets are recovered.

The basis of property and equipment for financial reporting exceeds their tax basis by the cumulative amount that accelerated depreciation exceeds straight-line depreciation. The excess will be taxable in future periods reduced depreciation deductions for tax purposes.

The Company also has a net operating loss carryforward that will be used to offset future state of Maine taxable income. The future benefit of this carryforward is included when determining the Company's deferred taxes. This carryforward is scheduled to expire on September 30, 2033.

The Company files income tax returns in the U.S. federal jurisdiction, and state of Maine. The Company is no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for years before 2009. The Company follows the provisions of FASB ASC 740-10, *Accounting for Income Taxes.* The Company records a liability for uncertain tax position when it is probable that a loss has been incurred and the amount can be reasonably estimated. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. Based on the evaluation of the Company's tax positions, management believes all positions taken would be upheld under an examination. Therefore, no provision for the effects of uncertain tax positions has been recorded for the year end September 30, 2012.

The Company will account for interest and penalties related to uncertain tax positions, if any, as part of income tax expense. As of September 30, 2012 and 2011, the Company has not incurred any interest or penalties.

**Use of Estimates** – The presentation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Advertising** – The Company expenses advertising as incurred. Advertising expense was $51,958 and $70,017 for the years ended September 30, 2012 and 2011, respectively.

**Customer Accounts Receivable** – Customer accounts receivables are reported at the amount management expects to collect on balances outstanding at year end. Management closely monitors outstanding balances and writes off, as of year end, all balances that have been deemed not collectible at the time the financial statements are issued.

**Sales Tax** – The Company collects sales tax. The amount received is credited to a liability account and as payments are made, this account is charged. At any point in time, this account represents that net amount owed to the tax authority for amounts collected but not yet remitted.

## NOTE 3 – CASH

The Company maintains cash balances in various financial institutions located in Maine. The Federal Depositors Insurance Corporation insures balances up to $250,000. However, all funds in non-interest bearing accounts are temporarily insured by the FDIC through December 31, 2012.

## NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of September 30:

| | 2012 | 2011 | Estimated Useful Lives |
|---|---|---|---|
| Oil equipment assets | $ 886,904 | $ 886,904 | 5 - 7 Years |
| LP tank | 1,121,771 | 1,097,949 | 5 - 7 Years |
| Service vehicles | 141,052 | 141,052 | 5 - 7 Years |
| Mega Mart equipment and buildings | 660,018 | 660,018 | 5 - 7 Years |
| Trucks | 116,504 | 116,504 | 5 - 7 Years |
| Truck garage equipment | 41,778 | 41,778 | 5 - 7 Years |
| General equipment | 460,340 | 505,815 | 5 - 7 Years |
| | 3,428,367 | 3,450,020 | |
| Less accumulated depreciation | 2,845,727 | 2,715,979 | |
| | $ 582,640 | $ 734,041 | |

Depreciation expense for the years ended September 30 2012 and 2011 amount to $150,591 and $157,403, respectively.

## NOTE 5 – FAIR VALUE MEASUREMENT

Marketable equity securities are stated at their fair value. Fair value is defined as the price at which an asset could be exchanged or a liability transferred (an exit price) in an orderly transaction between knowledgeable, willing parties in the principal or most advantageous market for the asset or liability. When available, fair value is based on observable market prices or parameters or derived from such prices or parameters. When observable inputs are not available, valuation models are applied.

Financial assets recorded at fair value in the accompanying financial statements are categorized based upon the level of judgment associated with the inputs used to measure the fair value. Hierarchical level, defined by Financial Accounting Standards Board ("FASB") ASC 820-10, *Fair Value Measurement*, and directly related amounts of subjectivity associated with the inputs to fair valuation of these assets and liabilities are as follows:

Level 1 – inputs unadjusted, quoted prices in active markets for identical assets at the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – inputs are other than quoted prices included in Level 1, which are either, directly or indirectly observable for the asset or liability through correlation with market data at the reporting date and for the duration of the instruments anticipated life.

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities and which reflect management's best estimate of what market participants would use in pricing the asset or liability at the reporting date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Assets at fair value on a recurring basis are summarized below. These fair value measurements are in the Level 2 category:

Marketable securities consist of the following as of September 30:

| | 2012 | | 2011 | |
|---|---|---|---|---|
| | Cost | Market Value | Cost | Market Value |
| Oxford Telephone & Telegraph | $ 22,000 | $ 36,000 | $ 22,000 | $ 42,000 |

An allowance for unrealized gains and losses has been established for any increase or decrease in market value over the aggregate cost of the securities held. Cost on security sales are determined by the specific securities sold.

As of September 30, 2012 and 2011, there was $14,000 and $20,000, of gross unrealized gains representing the excess of aggregate market value of securities over cost.

## NOTE 6 – DEMAND NOTE

The Company has a line of credit available at Northeast Bank with an interest rate currently at 4%. It is secured by all business assets and the total funds available are $1,000,000. There was an outstanding balance of $0 and $399,054 as of September 30, 2012 and 2011, respectively.

## NOTE 7 – LONG-TERM DEBT

Long-term debt consists of the following as of September 30:

| | 2012 | 2011 |
|---|---|---|
| Northeast Bank, installment note, interest fixed at 6.5% per annum, payments of $1,948 per month, including interest, secured by equipment, matures July 2023. | $ 174,736 | $ 186,120 |
| Note payable equipment revolver, part of refinancing with new bank, includes vehicle notes payable that were not due in the current year. Interest at 3.97% with monthly payments of $2,740, due in July 2015. | 87,806 | - |
| Northeast Bank, installment note, interest fixed at 6.5% per annum, payments of $1,543 per month, including interest, secured by a truck, matured January 2012. | - | 13,552 |
| Northeast Bank, installment note, interest fixed at 5.49% per annum, payments of $884 per month, including interest, secured by a truck, due in 2014 but was paid in full as part of refinancing during 2012. | - | 25,474 |
| Northeast Bank, installment note, interest variable, currently at 3.75% per annum, payments of $765.34 per month, including interest, secured by equipment, matured September 2012 | - | 8,999 |
| Northeast Bank, installment note, interest variable, currently at 3.75% per annum, payments of $514.83 per month, including interest, secured by a vehicle, maturing October 2012 but was paid in full as part of the refinancing during 2012. | - | 6,547 |

**SOUTH ARM, INC., D/B/A MURRAY OIL CO.**

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2012

(Unaudited)

## NOTE 7 – LONG-TERM DEBT (CONTINUED)

| | | |
|---|---|---|
| Balance forward | $ 262,542 | $ 240,692 |
| Northeast bank, installment note, interest fixed at 5.84% per annum, payments of $1,345 per month, including interest, secured by a vehicle, maturing May 2014 but was paid in full as part of refinancing during 2012. | - | 39,713 |
| Northeast Bank, installment note, interest fixed at 6.22% per annum, payments of $2,450 per month, including interest, secured by a vehicle, maturing August 2014. | - | 78,027 |
| | 262,542 | 358,432 |
| Less current portion | 41,721 | 89,371 |
| | $ 220,821 | $ 269,061 |

Future maturities of long-term debt as of September 30 are as follows:

| Year Ended September 30, | |
|---|---|
| 2013 | $ 41,721 |
| 2014 | 43,750 |
| 2015 | 40,264 |
| 2016 | 14,297 |
| 2017 | 15,172 |
| Thereafter | 107,338 |
| | $ 262,542 |

**SOUTH ARM, INC., D/B/A MURRAY OIL CO.**

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2012

(Unaudited)

## NOTE 8 – INCOME TAXES

The components of income taxes from continuing operations are as follows:

| | 2012 | 2011 |
|---|---|---|
| **Current** | | |
| Federal | $ 42,131 | $ 14,266 |
| State | 9,186 | 6,247 |
| | 51,317 | 20,513 |
| **Deferred** | | |
| Federal | (30,218) | (4,324) |
| State | (8,075) | (1,247) |
| | (38,293) | (5,571) |
| | $ 13,024 | $ 14,942 |

The Company's deferred tax liability consists of the following:

| | 2012 | | 2011 | |
|---|---|---|---|---|
| | Current | Noncurrent | Current | Noncurrent |
| Federal | $ - | $ 99,000 | $ - | $ 135,218 |
| State | - | 4,700 | - | 8,575 |
| | $ - | $ 103,700 | $ - | $ 137,793 |

**SOUTH ARM, INC., D/B/A MURRAY OIL CO.**

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2012

(Unaudited)

**NOTE 8 – INCOME TAXES (CONTINUED)**

A reconciliation of the federal and state statutory rate to the Company is as follows:

| | 2012 | 2011 |
|---|---|---|
| Income before income taxes | $ 68,941 | $ 57,289 |
| Tax at 35% | 24,129 | 20,051 |
| State income taxes, net of federal benefit | 2,297 | 1,562 |
| Non-deductible expenses | 2,006 | 4,083 |
| Reduction of taxes to actual federal corporate rate of 18% | (11,720) | (9,739) |
| Contribution carryover | (3,392) | (718) |
| Other | (295) | (297) |
| | $ 13,024 | $ 14,942 |
| Effective income tax rate | 18.89% | 26.08% |

The effective tax rate for the year ended September 30, 2012, differs from the statutory rate of 35% primarily due to the fact that the company pays corporate taxes in a lower bracket. The benefit is predominantly due to contribution carryovers from prior periods. The effective tax rate for the year ended September 30, 2011 results predominantly from the company paying taxes in a lower bracket and non-deductible expenses for tax purposes.

**NOTE 9 – PROFIT SHARING**

The Company has a 401(k) profit sharing plan (the "Plan"). The Plan covers employees, 21 years of age and older, with one year of service. Employees must also have 1,000 hours of service per year to allow for eligibility and vesting. Participants are entitled to a salary reduction at their discretion with maximum contributions of $16,500 ($22,000 for employees who have attained the age of 50) in 2012. The employer may match 100% of an employee's first 3% of compensation deferrals and 50% of the next 2% of compensation contributed to the Plan. All employee 401(k) deferral accounts and new match accounts are 100% vested.

The Company did not contribute to the Plan for September 30, 2012 and 2011.

**NOTE 10 – RELATED PARTY**

The Company has a loan payable due to Randall Murray, its sole stockholder. The balance was $228,032 and $233,225 at September 30, 2012 and 2011, respectively. There is no stated interest rate or payment schedule; however, interest is accrued at the end of each year using a variable interest rate based on the IRS prescribed rated on the average balance of the note during the year. The Company accrued interest on the loan in the amount of $4,973and $8,361 for the year ended September 30, 2012 and 2011, respectively.

The Company has funded two LLC's that are owned by related parties. These LLC's currently only own land and are not generating income. The Company regularly makes monthly payments on the debt for this land that is owned by the LLC. The aggregate amount of these intercompany transactions is listed on the balance sheet as due from affiliates.

**NOTE 11 – RENT**

The Company rents two of its buildings from an unrelated party as a tenant-at-will. Rent expense was $54,396 per year for the years ended September 30, 2012 and 2011.

**NOTE 12 – SUBSEQUENT EVENTS**

The date to which events occurring after September 30, 2012, the date of the most recent statement of financial position, has been evaluated for possible adjustment to the financial statements or disclosure is November 5, 2012, which is the date the financial statements were available to be issued.

**WESTERN MAINE PROPANE**

FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2012

**WESTERN MAINE PROPANE**

UNAUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2012

**WESTERN MAINE PROPANE**

BALANCE SHEETS

(Unaudited)

**ASSETS**

| | September 30, 2012 | September 30, 2011 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash | $ 12,035 | $ 14,985 |
| Accounts receivable | 38,726 | 36,444 |
| Inventory | 3,500 | 3,500 |
| **TOTAL CURRENT ASSETS** | 54,261 | 54,929 |
| **PROPERTY AND EQUIPMENT,** net of accumulated depreciation of $126,297 in 2012 and $106,507 in 2011 | 31,767 | 51,467 |
| **TOTAL ASSETS** | $ 86,028 | $ 106,396 |

The accompanying notes are an integral part of these financial statements.

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | September 30, 2012 | September 30, 2011 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable | $ 3,146 | $ 4,737 |
| **TOTAL CURRENT LIABILITIES** | 3,146 | 4,737 |
| **STOCKHOLDER'S EQUITY** | | |
| Retained earnings | 82,882 | 101,659 |
| **TOTAL STOCKHOLDER'S EQUITY** | 82,882 | 101,659 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 86,028 | $ 106,396 |

The accompanying notes are an integral part of these financial statements.

**WESTERN MAINE PROPANE**

STATEMENTS OF OPERATIONS

(Unaudited)

| | Year Ended September 30, | |
|---|---|---|
| | 2012 | 2011 |
| **REVENUES** | $ 395,101 | $ 426,839 |
| **COST OF GOODS SOLD** | 234,424 | 255,537 |
| **GROSS PROFIT** | 160,677 | 171,302 |
| **OPERATING EXPENSES** | 76,531 | 73,864 |
| **NET INCOME** | $ 84,146 | $ 97,438 |

*as this company is a sole proprietorship, earnings per share data not applicable

The accompanying notes are an integral part of these financial statements.

**WESTERN MAINE PROPANE**

STATEMENTS OF STOCKHOLDER'S EQUITY

(Unaudited)

| | Year Ended September 30, | |
|---|---|---|
| | 2012 | 2011 |
| **STOCKHOLDER'S EQUITY AT BEGINNING OF YEAR** | $ 101,659 | $ 85,514 |
| DISTRIBUTIONS | (102,923) | (81,293) |
| NET INCOME | 84,146 | 97,438 |
| **STOCKHOLDER'S EQUITY AT END OF YEAR** | $ 82,882 | $ 101,659 |

The accompanying notes are an integral part of these financial statements.

**WESTERN MAINE PROPANE**

STATEMENTS OF CASH FLOWS - INDIRECT METHOD

(Unaudited)

| | Year Ended September 30, | |
|---|---|---|
| | 2012 | 2011 |
| **CASH FLOWS PROVIDED BY OPERATING ACTIVITIES** | | |
| Net income | $ 84,146 | $ 97,438 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation expense | 19,700 | 17,969 |
| (Increase) decrease in assets: | | |
| Accounts receivable | (2,282) | 6,280 |
| Increase (decrease) in liabilities: | | |
| Accounts payable | (1,591) | 959 |
| **NET CASH PROVIDED BY OPERATING ACTIVITIES** | 99,973 | 122,646 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of property and equipment | - | (37,189) |
| **NET CASH (USED) BY INVESTING ACTIVITIES** | - | (37,189) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Distributions | (102,923) | (81,293) |
| **NET CASH (USED) BY FINANCING ACTIVITIES** | (102,923) | (81,293) |
| **NET INCREASE (DECREASE) IN CASH** | (2,950) | 4,164 |
| **CASH AT BEGINNING OF YEAR** | 14,985 | 10,821 |
| **CASH AT END OF YEAR** | $ 12,035 | $ 14,985 |

The accompanying notes are an integral part of these financial statements.

**WESTERN MAINE PROPANE**

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2012

(Unaudited)

**NOTE 1 – BUSINESS**

**Principal Business Activity** – Ashley O'Brien, a sole proprietor d/b/a Western Maine Propane (the "Company"), sells propane related parts and supplies to both the general public, and businesses. The Company conducts its business principally in Maine.

The Company's operations are subject to seasonal fluctuations with a majority of the Company's business occurring in the late fall and winter months with most of the Company's revenues earned and received from October through March, and the overwhelming majority of such revenues are derived from the sale of propane.

**NOTE 2 – SUMMARY OF ACCOUNTING POLICIES**

**Use of Estimates** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash** – The cash balances may fluctuate during the year and can exceed the Federal Deposit Insurance Corporation's (FDIC) coverage limit of $250,000. However, all funds in noninterest-bearing accounts are temporarily insured in full by the FDIC through December 31, 2012.

**Accounts Receivable** – Accounts are charged to bad debt expense as they are deemed uncollectible based upon a periodic review of the accounts and the members evaluation of outstanding accounts receivable at each year end. Management has determined no allowance for doubtful accounts was required at September 30, 2012 and 2011.

**Inventory** – Inventories are stated at the lower of cost or market value, with cost generally determined on the first-in, first-out method.

## NOTE 2 – SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

**Property and Equipment** – Property and equipment is stated at cost, less accumulated depreciation. Depreciation and amortization are computed using the straight line method over the estimated useful lives rather than the estimated useful lives of the assets.

| | Estimated Useful Lives |
|---|---|
| Vehicle | 5 Years |
| Tanks | 7 Years |
| Tractor | 5 Years |

Depreciation and amortization expense on the above assets amounted to $19,700 and $17,969 for the years ended September 30, 2012 and 2011, respectively.

**Concentrations of Credit Risk** – Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables.

Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base. The Company has no significant concentrations of credit risk.

**Significant Suppliers** – One vendor accounted for 100% of all propane purchases for the years ended September 30, 2012 and 2011. These purchases are considered significant as a whole; however, since similar products are available from other suppliers, the loss of these suppliers would not have a long-term material adverse effect on the Company's business.

**Income Taxes** – The Company is an un-incorporated entity for income tax purposes, therefore, the net income (loss) is passed through to the owner on his individual tax return. No provision for income taxes has been provided in these financial statements.

## NOTE 3 – SUBSEQUENT EVENTS

The date to which events occurring after September 30, 2012 the date of the most recent statement of financial position, has been evaluated for possible adjustment to the financial statements or disclosure is November 5, 2012, which is the date the financial statements were available to be issued.

12. The revised financial information reflects the removal of the word draft.

13. We have amended the presentation and disclosure to reflect the pro forma balance sheet assuming the transactions were consummated on September 30, 2012. Further, we have added narrative indicating the pro forma income statement assumes the transaction occurred at the beginning of the fiscal year.

14. We have classified separately the costs of the equity offering ($635,000) and those related to the business combination ($827,125).

15. Based on #13 above, we have eliminated column E in the pro forma balance sheet presentation and also removed the related disclosures.

16. In accordance with ASC 260-10-45-59A through 70, we have reduced the earnings by the Class A contractual preferred return (unpaid dividends calculated as 4% of the Class A Investment totaling $5,000,000) of $200,000. Per paragraph 60B, we have allocated the remaining earnings to Class A and B members as they share equally in the earnings.

17. We have added to Page 5 the assumptions are management's best estimate, are preliminary and subject to change, and changes could be material. We also corrected the disclosure on cost of acquisitions to reflect $7,295,000.

18. Based on the restated information, we have included the requirements under ASC 220-10-45-11 and have marked "As Restated".

19. We account for the income tax expense or benefit allocated to unrealized gains and losses on available-for-sale securities by recording a deferred tax asset or liability. The net of tax amount is recorded in accumulated other comprehensive income and in accordance with ASC 220-10-45-11 we present this amount on one line net of related tax effects which are also disclosed on the face of the statement.

20. The amount has been disclosed in comprehensive income for the amounts allocated to comprehensive income (the available-sale-securities are excluded assets from the transaction and are not considered material based on this fact). Based on the guidance in ASC 740-10-50-15, we have further amended the policy footnote for "Income Taxes".

## APPENDICES

**All Appendices are set forth below.**

**APPENDIX A**

**LIMITED LIABILITY COMPANY AGREEMENT**

**Execution Version**

# LIMITED LIABILITY COMPANY AGREEMENT OF SAIL ENERGY HOLDINGS, LLC, A DELAWARE LIMITED LIABILITY COMPANY

This Limited Liability Company Agreement, is made and entered into effective as of the 4th day of May, 2012, by and among Sail Energy Holdings, LLC, a Delaware limited liability company (the "Company"), and the Members set forth on Exhibit A, attached hereto and as amended from time to time.

## AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises of the parties, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Members agree as follows:

## SECTION I DEFINITIONS

1.1 **Act** means Delaware Limited Liability Company Act (Title 6, Subtitle II, Chapter 18), as amended from time to time.

1.2 **Accountant** means the certified public accounting firm selected by the Manager to provide accounting services to the Company and its Affiliates generally.

1.3 **Adjusted Capital Contribution** means the Capital Contributions of a Member, reduced by any distributions to such Member from Capital Cash Flow that the Manager, in its reasonable discretion, deems to be a return of capital.

1.4 **Affiliate** means any Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a Person specified. The term "control" (including the terms "controlling," "controlled by," and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of at least 50% of the voting securities, by contract or otherwise.

1.5 **Agreement** means this Amended and Restated Operating Agreement, as it may be amended from time to time, which the parties intend to constitute an operating agreement within the meaning of the Act, and is further intended to be the sole document to serve as such operating agreement.

1.6 **Capital Account** shall have the meaning set forth in Section 1.2 of Exhibit 9.

1.7 **Capital Contribution** means the amount of money or other property that each Member contributes to the Company from time to time.

1.8 **Capital Cash Flow** shall have the meaning set forth in Section 8.2.

1.9 **Cash Flow** shall have the meaning set forth in Section 8.2.

1.10 **Certificate of Formation** means the Company's Certificate of Formation, as filed with the State, as the same may be amended from time to time.

1.11 **Change of Control** means, with respect to the Company, a change in the beneficial ownership of more than 50% of the voting Units of the Company's membership interest pursuant to any transaction or series of transactions.

1.12 **Class A Unit** means a Unit entitling the owner of such Unit to the respective rights, benefits and preferences of a Class A Member in the Company; subject to such owner's admission as a Member of the Company with respect to all rights other than the right to receive its share of Profits, Losses and distributions of Cash Flow as provided in this Agreement. The aggregate number of authorized Class A Units is 25,000.

1.14 **Class A Member** means any holder of Class A Units who is admitted to the Company as a Class A Member.

1.15 **Class A Cumulative Preferred Return** means a cumulative, non-compounding preferred return equal to: (i) for the first twenty-four (24) months following the Initial Closing, four (4) percent per annum on the Adjusted Capital Contribution of a Class A Member; and (ii) thereafter, six (6) percent per annum on the Adjusted Capital Contribution of a Class A Member.

1.16 **Class B Unit** means a Unit entitling the owner of such Unit to the respective rights, benefits and preferences of a Class B Member in the Company; subject to such owner's admission as a Member of the Company with respect to all rights other than the right to receive its share of Profits, Losses and distributions of Cash Flow as provided in this Agreement. The aggregate number of authorized Class B Units is 2,143.

1.17 **Class B Member** means any holder of Class B Units who is admitted to the Company as a Class B Member.

1.18 **Code** means the Internal Revenue Code of 1986, as amended.

1.19 **Commission** means the United States Securities and Exchange Commission.

1.20 **Company** has the meaning set forth in the introductory paragraph above.

1.21 **Comprehensive Management Agreement** has the meaning set forth in Section 5.6.

1.22 **Event of Bankruptcy,** as to any Person, means the adjudication of such Person as insolvent, or the entry of any order of relief with respect to the Person, under any applicable insolvency or bankruptcy laws, or the filing of an involuntary petition in bankruptcy against the Person (which is not dismissed within 90 days) or the filing against the Person of a petition for reorganization under the Federal Bankruptcy Code or any state statute (which is not dismissed within 90 days), or a general assignment by the Person for the benefit of creditors, or the voluntary claim (by the Person) that it is insolvent or entitled to relief under any provisions of the Federal Bankruptcy Code (or any state insolvency statute), or the appointment for the Person of a temporary or permanent receiver, trustee, custodian or sequestrator if such receiver, trustee, custodian, or sequestrator is not dismissed within 90 days.

1.23 **Initial Closing** means the initial closing upon the sale of Class A Units pursuant to the Initial Offering.

1.24 **Initial Offering** means the offering of up to $5,000,000 of the Company's Class A Units (comprising 5,000 total Class A Units) for sale to the public, in such states as the Manager may determine, pursuant to the exemption from registration under the Securities Act found in Section 3(b)(1) of the Securities Act and Regulation A promulgated by the Commission.

1.36 **Liquidating Representative** shall have the meaning set forth in Section 2.6.

1.37 **Losses** shall have the meaning set forth in Section 1.11 of Exhibit 9.

1.38 **Majority** means, with respect to the Members as a whole or a specific class of Members, the vote or consent of Members owning more than 50% of the Interests then held by all Members of the Company or of such class, entitled to vote or consent on such matter.

1.39 **Manager** means any Person who is duly elected to serve as the manager of the Company pursuant to Section 5.1; *provided, however,* that for purposes of Section 5.4, the term "Manager" shall include any former manager of the Company.

1.40 **Material Capital Transaction** means the (i) sale, exchange, or other disposition of all, or substantially all, of the assets of the Company, other than to a wholly-owned subsidiary of the Company, (ii) the sale, exchange or other disposition of all, or substantially all, of the assets of a subsidiary of the Company, if such assets, if owned by the Company, would constitute all or substantially all of the assets of the Company; or (iii) any merger, equity interest exchange, business combination or consolidation with any other Person, excepting a wholly-owned subsidiary, that would result in a Change of Control.

1.41 **Members** are those Persons set forth on Exhibit A. Additional Members may be admitted as provided in this Agreement and will be designated as such on Exhibit A.

1.42 **Notice** shall have the meaning set forth in Section 11.7.

1.43 **Offering** means any public offering of the Company's Units or other securities pursuant to the registration of such securities under the Securities Act or pursuant to any exemption from registration under the Securities Act permitting the public solicitation of offerees, including without limitation any exemption from registration pursuant to Section 3(b) of the Securities Act and Commission regulations promulgated thereunder.

1.44 **Officer or Officers** shall have the meaning set forth in Section 5.10(a).

1.45 **Operating Cash Flow** shall have the meaning set forth in Section 8.2.

1.46 **Percentage Interest** means, as applicable, the interest of a Member in the Company, or in any class or classes of the Company's Units, at any particular time, expressed as a percentage and calculated by dividing the total number of Units owned by the Member in the Company, or in the class of Units in question, by the total number of Units of the Company, or such applicable class, as are issued and outstanding as of the date of calculation and then multiplying the quotient by 100. The Percentage Interest of each Member in the Company as a whole shall be set forth on Exhibit A as shall be updated from time to time by the Manager.

1.47 **Person** means and includes an individual, proprietorship, trust, estate, partnership, joint venture, association, company, corporation, limited liability company or other entity, regardless of the form of organization and whether organized for profit or otherwise.

1.48 **Profits** shall have the meaning set forth in Section 1.11 of Exhibit 9.

1.49 **Proceeding** means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal.

1.50 **Regulations** means the Treasury Regulations issued under the Code, (whether temporary, proposed, or final) as amended from time to time. Reference to any particular provision of the Regulations shall mean that provision of the Regulations on the date of this Agreement and any succeeding provision of the Regulations.

1.51 **Securities Act** means the Securities Act of 1933, as amended.

1.52 **Service** means the Internal Revenue Service.

1.53 **State** means the State of Delaware.

1.54 **Supermajority** means with respect to the Members as a whole or a specific class of Members, the vote or consent of Members owning more than 80% of the Units then held by all Members of the Company or of such class, entitled to vote or consent on such matter.

1.55 **Tax Matters Partner** shall have the meaning set forth in Section 11.6.

1.56 **TCA** shall have the meaning set forth in Section IX of this Agreement.

1.57 **Terminating Cash Flow** shall have the meaning set forth in Section 8.2.

1.58 **Terminating Capital Transaction** means the sale, exchange or other disposition of all or substantially all of the assets of the Company with the intent to liquidate the Company.

1.59 **Transfer** shall have the meaning set forth in Section 10.1.

1.60 **Transferee** means a Person to whom or which a Unit is Transferred in accordance with this Agreement.

1.61 **Unit** means a unit of the Company's membership interest.

1.62 **Unpaid Return** means, the Class A Members, the excess, if any, of such Member's Class A Cumulative Preferred Return over the cumulative distributions made to such Member under Section 8.3 or 8.4 or deemed made pursuant to Section 8.1.

## SECTION II
## FORMATION, NAME AND TERM

2.1 **Formation.** The Members acknowledge the formation of the Company as a Delaware limited liability company pursuant to the filing of the Certificate of Formation with the Secretary of State of the State on May 4, 2012.

2.2 **Name, Office and Registered Agent**. The name of the Company shall be "Sail Energy Holdings, LLC." The principal office and place of business of the Company shall be 80 Daniel Street, Portsmouth, New Hampshire 03802. The name of the registered agent and the registered office of the Company, for purposes of the Act is Corporation Service Corporation, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19801. The Manager may at any time change the location of the principal office or the registered agent, provided the Manager gives notice to all Members of any such change.

2.3 **Governing Law**. This Agreement and all questions with respect to the rights and obligations of the Members, its construction, enforcement, and interpretation, and the formation, administration, and termination of the Company shall be governed by the provisions of the Act and other applicable laws of the State without regard to conflicts of law rules.

2.4 **Term**. The term of the Company commenced on May 4, 2012 and shall continue perpetually, unless sooner terminated as provided in Section 2.5.

2.5 **Events of Dissolution**. The Company shall be dissolved upon the occurrence of the following events:

(a) The determination in writing of the Manager and a Majority of the Members to dissolve the Company;

(b) (i) a Terminating Capital Transaction; or

(ii) as otherwise required by the Act.

2.6 **Conclusion of Affairs**. Upon the dissolution of the Company for any reason, if the Company is not continued as permitted by this Agreement, the Manager shall proceed promptly to wind up the affairs of the Company. Except as otherwise provided in this Agreement, the Members and their successors in interest shall continue to share distributions and allocations during the period of winding up in the same manner as before the dissolution. The Manager, or alternatively, a representative appointed by the Manager (the "Liquidating Representative"), which the Company shall compensate and indemnify as the Manager determines, shall determine the time, manner, and terms of any sale or sales of Company property pursuant to such winding up.

2.7 **Termination**. Within a reasonable time following the completion of the winding up of the Company, the Manager or the Liquidating Representative, as the case may be, shall supply to each Member a statement, which shall set forth the assets and the liabilities of the Company as of the date of completion of the winding up and each Member's portion of the distributions pursuant to this Agreement. Upon completion of the winding up of the Company and the distribution of all Company assets, the Company shall terminate, and the Members shall execute and record a Certificate of Cancellation of the Company, as well as any and all other documents required to effectuate the dissolution and termination of the Company.

## SECTION III
## BUSINESS OF THE COMPANY

The Company is formed to transact any lawful business not required to be stated specifically in this Agreement and for which limited liability companies may be formed under the Act.

## SECTION IV
## RIGHTS AND OBLIGATIONS OF MEMBERS

4.1 **Members**. The Members of the Company are those Persons listed on the attached Exhibit A, and the notice address of each such Member is set forth on Exhibit A. The Manager will amend Exhibit A whenever necessary to reflect the names of each Member, the Units held by each Member and the Percentage Interests thereof.

4.2 **Management Rights.** Except as otherwise provided in this Agreement or the Act, or as otherwise required by law, voting power shall be vested jointly in the Members each of whom shall be entitled to a vote equal to its Percentage Interest. The Members (other than those Members who are Managers) neither shall take part in the management of the Company, nor transact any business for the Company in their capacity as Members; neither shall they have power to sign for, or to bind, the Company; *provided, however*, that the Members shall have the right as provided in this Agreement to approve or consent to certain matters.

4.3 **No Right to Withdraw**. Except as set forth in this Agreement or in an agreement between the Member and the Company, no Member shall have any right to withdraw voluntarily from the Company without the written consent of the Manager and a Majority of the Members.

4.4 **Places of Meetings**. All meetings of the Members shall be held at such place, either within or without the State, as from time to time may be fixed by the Manager.

4.5 **Annual Meetings**. The annual meeting of the Members, for the transaction of such business as may come before the meeting, shall be held in each year within one hundred twenty (120) days after the close of the immediately preceding fiscal year of the Company for the purpose of conducting such business as properly may come before the meeting.

4.6 **Special Meetings**. A special meeting of the Members for any purpose or purposes may be called at any time by the Manager. At a special meeting no business shall be transacted, and no action shall be taken other than that stated in the notice of the meeting

4.7 **Notice of Meetings.**

(a) When calling a meeting the Manager shall provide all Members with at least ten (10) calendar days and at most sixty (60) calendar days notice before the date of the meeting to each Member entitled to vote at the meeting, which notice may be waived in writing by any Member.

(b) Any notice of a meeting of the Members shall be given either personally or by mail, charges prepaid, addressed to the Member at the address of the Member appearing on Exhibit A or given by the Member to the Company for the purpose of notice, or, if no address appears or is given at the place where the principal place of business of the Company is located. Any notice shall be deemed given at the time when delivered personally, or deposited in the mail.

4.8 **Voting and Form of Proxy.** Except as otherwise provided in the Act:

(a) At any meeting, whether annual or special, of the Members, each Member entitled to vote on any matter coming before the meeting shall, as to such matter, have a vote, in person or by proxy, equal to its Percentage Interest, recorded as stated in its name on Exhibit A on a date not more than sixty (60) days and not less than ten (10) days before such meeting, fixed by the Manager as the record date for the purpose of determining Members entitled to vote. Every proxy shall be in writing, in form specified by the Manager, dated and signed by the Member entitled to vote or its duly authorized attorney-in-fact. If a Member is an entity or if a Member's proxy is granted to an entity, the Member's vote shall be cast by an individual designated in writing by such entity as its representative for such purposes.

(b) The affirmative vote of a Majority of the Members represented at a meeting and entitled to vote shall be the act of the Members, unless a greater or lesser vote is required by the Act or this Agreement.

(c) Except as otherwise provided in this Agreement, a Majority of the Class A and Class B Members, voting together as a single class, shall be required approve or disapprove of the following actions with respect to the Company:

(i) Amendment to the Certificate of Formation;

(ii) Subject to Sections 4.9(d), 8.6 and 11.19, Amendment of this Agreement;

(iii) Amendment of the Comprehensive Management Agreement;

(iv) The conversion of the Company to another type of entity organized within or without the State, including without limitation a limited partnership;

(v) A Material Capital Transaction;

(vi) Creating or authorizing any new class or series of Units or equity, or selling, issuing or granting additional Units which are senior to the relative rights and preferences of Class A Units under this Agreement; and

(vii) Dissolution.

(d) Upon approval by the Manager and recommendation to the Members a Supermajority of the Members shall be required to approve or disapprove of any amendment to this Agreement which alters any provision of this Agreement providing for approval, consent or vote of a Supermajority of the Members, including without limitation this Section 4.9(d).

(e) For the absence of doubt, subject to the limitations set forth in Sections 4.9(c)(vi) and to the provisions of Section VI, the Manager may create, authorize, and issue additional Units and classes of Units upon such terms as the Manager determines, in its sole discretion.

4.9 **Action Without a Meeting.** Upon at least 30 days written notice to the Manager (which notice may be waived by the Manager), any action required to be taken at a meeting of the Members, or any action which may be taken at a meeting of the Members, may be taken without a meeting with a written consent. Such consent shall set forth the action so taken with the signature of the requisite Members required to act, whether before or after such action. Such consent shall have the same force and effect as a requisite vote of the Members, and the Manager may so describe it as such in any article or document filed with the Secretary of State of the State or otherwise. The Manager shall be promptly provided with a copy of any written consent of the Members and shall keep such written consent in the books and records of the Company.

4.10 **Preemptive Rights.** No Member shall have any preemptive, participation, first refusal, option, or other right to subscribe to, or acquire, any Units or other securities, authorized, sold and issued by the Company after the date of this Agreement. To the extent such a waiver is required by the Act or any law, each Member waives any such right by becoming bound by this Agreement.

## SECTION V
## MANAGEMENT

5.1 **Power and Authority of the Manager.** Except for those matters specifically requiring approval of the Members as set forth in Section 4.9(c), the Company shall be managed by a sole Manager. The sole Manager shall have complete and exclusive control of the management of the Company's business and affairs (including tax and accounting elections), and the Members shall have no right to participate in the management or the conduct of the Company's business and affairs nor any power or authority to act for, or on behalf of, the Company in any respect whatsoever. Except as otherwise specifically provided in the Certificate of Formation, this Agreement or the Act, the Manager shall have the right, power, and authority on behalf of the Company and in its name to exercise all of the rights, powers, and authority of the Company under the Act, subject only to any express limitations set forth in this Agreement. The Manager shall act in good faith and in a manner that the Manager reasonably believes to be in the best interests of the Company. In addition to, and not as a limitation upon Section 5.4, but subject to Section 18-1101 of the Act, any loss or damage incurred by any Manager by reason of any act or omission performed or omitted by him in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority granted to him by this Agreement and in the best interests of the Company (but not, in any event, any loss or damage incurred by any Manager by reason of gross negligence, willful misconduct, fraud or any breach of his fiduciary duty as the Manager with respect to such acts or omissions) shall be paid from Company assets to the extent available (but no Member shall have any personal liability to any Manager under any circumstances on account of any such loss or damage incurred by such Manager or on account of the payment thereof). To the extent that the Act allows this Agreement to define the fiduciary standard of the Manager, that standard shall be met unless the error or omission of the Manager constituted gross negligence, willful misconduct, or fraud.

5.2 **Number of Managers; Qualification; Election and Removal.**

(a) The authorized number of Managers shall be one (1). The Members hereby elect Dennis J. O'Brien as the initial Manager of the Company; *provided, however,* that as of November 13, 2012, Dennis J. O'Brien shall be deemed to have resigned as the Manager of the Company, and that the Members hereby elect Sail Energy Management, LLC as Manager of the Company to replace Mr. O'Brien as of such date.

(b) The Manager need not be a Member of the Company.

(c) *Removal; Resignation and Election.*

(i) Removal. The Manager may be removed for "Good Cause" by the vote of a Supermajority of the Class A Members or by a Supermajority of the Class A Members and Class B Members, voting together as a single class. For purposes of this Section 5.2(c), "Good Cause" means willful misconduct, bad faith, gross negligence or breach of fiduciary duty by a Manager in the performance of its duties to the Company, any criminal conviction under federal or state securities law, any conviction of a felony under federal or state law, or any action or inaction which would constitute "Cause" pursuant to the Section 4.3(i) of the Comprehensive Management Agreement. No removal of a Manager shall be effective until such time as a replacement Manager has been elected pursuant to this Section 5.2(c).

(ii) Resignation. The Manager may resign upon the earlier of 180 days written notice to the Company or upon the election of a replacement Manager.

(iii) Election. Upon the removal or resignation of a replacement Manager shall be elected by a Majority of the Members at the annual meeting or a special meeting called for such purpose.

(d) Notwithstanding anything to the contrary contained in this Agreement, this Section 5.2, and the provisions contained herein, may be amended solely with the approval of a Supermajority of the Class A Members and Class B Members, voting together as a single class.

**5.3 Action By the Manager**. Any significant action required to, or that may, be taken by the Manager shall be taken by written consent setting forth the action so taken, which consent shall be signed before or after such action by the Manager. Such consent shall have the same force and effect as a vote of the Manager and may be stated as such in any article or document filed with the State or otherwise. There shall be no annual or special meetings of the Manager unless otherwise required under the Act.

**5.4 Indemnification.**

(a) **Nature of Indemnity**. Subject to Section 5.1, each Manager, or any officer, director, manager, general partner, employee, agent or Affiliate of a Manager (an "Indemnified Party") who was or is made a party (or is threatened to be made a party) to or is involved in any Proceeding by reason of the fact that he, or a Person of whom he is the legal representative, is or was, or has agreed to be, an Indemnified Party, or is or was serving at the request of the Company or any subsidiary thereof as a manager, officer, employee, trustee, fiduciary, or agent of, or in any other capacity with another Person, including without limitation any Affiliate of the Company, shall be indemnified and held harmless by the Company, unless prohibited from doing so by the Act (but, in the case of any amendment of the Act, only to the extent that such amendment permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment) from and against all expense, liability and loss (including attorneys' fees actually and reasonably incurred by such Indemnified Party in connection with such Proceeding) and such indemnification shall inure to the benefit of his heirs, legatees, devisees, executors, administrators, trustees, personal representatives, successors and assigns; *provided however*, that, except as provided in Section 5.4(b), the Company shall indemnify any such Indemnified Party seeking indemnification in connection with a Proceeding initiated by such Indemnified Party only if such Proceeding was authorized by the Manager. The right to indemnification conferred in this Section 5.4(a), subject to Sections 5.4(b) and (e), shall include the right to be paid by the Company the expenses incurred in defending any such Proceeding in advance of its final disposition. The Company may, by action of its Manager, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of Indemnified Parties.

(b) **Procedure for Indemnification of Indemnified Parties.** Any indemnification of an Indemnified Party under Section 5.4(a) or advance of expenses under Section 5.4(e) shall be made promptly, and in any event within thirty (30) days, upon the written request of the Indemnified Party. If a determination by the Company that the Indemnified Party is entitled to indemnification pursuant to this Section 5.4 is required under the terms of this Agreement, and the Company fails to make such determination within sixty (60) days from receipt by the Company of a written request from the Indemnified Party seeking indemnification, the Company shall be deemed to have approved the request. If the Company denies a written request for indemnification or the advancement of expenses, in whole or in part, or if payment in full pursuant to such request is not made within thirty (30) days from the receipt of the request or such approval (whether approved or deemed to have been approved), as the case may be, the right to indemnification or advances as granted by this Section 5.4 shall be enforceable by the Indemnified Party in any court of competent jurisdiction. Such Indemnified Party's costs and expenses incurred in connection with successfully establishing his right to indemnification, in whole or part, in any such action also shall be indemnified by the Company. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any Proceeding in advance of its final disposition where the undertaking required by Section 5.4(e), if any, has been tendered to the Company) that the claimant has not met the standards of conduct which make it permissible under this Agreement for the Company to indemnify the claimant for the amount claimed, but the burden of proving by a preponderance of the evidence that such defense is available to the Company shall be on the Company. Neither the failure of the Company (including its Manager or its independent legal counsel) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in this Agreement, nor an actual determination by the Company (including its Manager or independent legal counsel) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(c) **Section Not Exclusive.** The rights to indemnification and the payment of expenses incurred in defending a Proceeding in advance of its final disposition conferred in this Section 5.4 shall not be exclusive of any other right which any Indemnified Party may have or hereafter acquire under the Act or other applicable law, provisions of the Certificate of Formation, this Agreement, vote of the Class B Members or disinterested Managers or otherwise.

(d) **Insurance.** The Company may purchase and maintain insurance on its own behalf and behalf of any Person who is or was a Manager or any officer, director, manager, employee, fiduciary, or agent of the Manager or was serving at the request of the Company, any subsidiary or other Affiliate thereof as a manager, director, general partner, officer, employee or agent of another corporation, partnership, joint venture, limited liability company, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, whether or not the Company would have the power to indemnify such Person against such liability under this Section 5.4.

(e) **Expenses**. Expenses incurred by any Indemnified Party described in Section 5.4(a) in defending a Proceeding shall be paid by the Company in advance of such Proceeding's final disposition unless otherwise determined by the Manager in the specific case upon receipt of a written undertaking by or on behalf of the Indemnified Party to repay such amount if ultimately it shall be determined that he or she is not entitled to be indemnified by the Company. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Manager deems appropriate.

(f) **Contract Rights**. The provisions of this Section 5.4 shall be deemed to be a contract right between the Company and each Indemnified Part (or any other Person entitled to indemnification under the terms contained in, and in accordance with, this Section 5.4), who serves in any such capacity at any time while this Section 5.4 and the relevant provisions of Act, the Certificate of Formation, or other applicable law are in effect, and any repeal or modification of this Section 5.4 or any such law shall not affect any rights or obligations then existing with respect to any state of facts or Proceeding then existing.

(h) **Merger or Consolidation**. For purposes of this Section 5.4, references to "the Company" shall include, in addition to the resulting Company, any constituent company (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, managers, officers, and employees or agents, so that any Person, who is or was a director, manager, officer, employee or agent of such constituent company, or is or was serving at the request of such constituent company as a director, manager, officer, employee or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Section 5.4 with respect to the resulting or surviving Company as he or she would have had with respect to such constituent company, if its separate existence had continued.

**5.5 Transactions with Managers and Affiliates**. The Manager may appoint, employ, contract, or otherwise deal with any Person, including without limitation Affiliates of any Manager, and with Persons, who or which have a financial interest in any Manager or in which any Manager has a financial interest, for transacting the Company's or any of its subsidiaries' or other Affiliates' businesses.

**5.6 Comprehensive Management Agreement**. As of the date on which Sail Energy Management, LLC becomes the Manager of the Company, November 13, 2012, the Company and the Manager are entering into the Comprehensive Management Agreement in the form attached hereto as Exhibit 5.6 (the "Comprehensive Management Agreement"), to provide, among other things, all human resources necessary to conduct the business of the Company and its subsidiaries.

## SECTION VI
## EQUITY-BASED INCENTIVES

The Manager may cause the Company to provide the Manager and officers, directors, employees, agents and consultants of the Manager, its subsidiaries and Affiliates, and such other Persons as the Manager may designate, Units with, subject to Section 4.8(c), such rights, benefits and preferences as the Manager may designate, as incentive equity compensation. The Manager may adopt a plan of equity incentive compensation or may issue such equity incentive compensation outside of any plan. The aggregate Units issued as equity compensation, shall not exceed ten percent (10%) of the total issued and outstanding Units of the Company, on a fully diluted basis, without the approval of a Majority of the Members. The Manager is authorized to amend this Agreement to effect the issuance of Units pursuant to this Section VI.

## SECTION VII
## CAPITAL CONTRIBUTIONS, MEMBERSHIP INTERESTS AND FINANCIAL OBLIGATIONS OF MEMBERS

**7.1 Capital Contributions.** Members purchasing Class A Units in the Initial Offering shall make Capital Contributions of $1,000 per Class A Unit purchased. The Class B Members shall make such Capital Contributions as set forth beside their names on Exhibit A hereto. In any subsequent Offering of Units, the Manager shall determine the amount of Capital Contributions.

**7.2 No Interest on Contributions.** Except as provided in this Agreement, no Member shall be entitled to interest on his or its Capital Contribution.

**7.3 Return of Capital Contributions.** No Member shall be entitled to withdraw any part of his or its Capital Contribution or Capital Account or to receive any distribution from the Company, except as specifically provided in this Agreement. Except as otherwise provided in this Agreement, there shall be no obligation to return to any Member or withdrawn Member any part of such Member's Capital Contribution for so long as the Company continues in existence.

**7.4 No Liability.** Notwithstanding anything to the contrary contained in this Agreement, no Member, as such, shall be liable for any of the debts of the Company or be required to contribute any additional capital to the Company, each Member's liability being limited to its Capital Contribution.

## SECTION VIII
## DISTRIBUTIONS

**8.1 Tax Distributions.** The Manager will use its commercially reasonable efforts to cause the Company to distribute cash or cash equivalents, if available from Operating Cash Flow, to the Members by March 31st of each calendar year in proportion to the taxable income allocated to such Members for the prior calendar year in an amount equal to the highest marginal income tax rate applicable to such taxable income. Any distribution under the preceding sentence shall offset amounts otherwise distributable to the Members under this Section VIII as the Manager determines in its sole discretion, provided that such determination is consistent with the terms of this Section VIII. Any offset shall be of like nature so that, for example, a distribution related to an allocation of taxable income, which allocation in turn relates to the Class A Cumulative Preferred Return shall be deemed to offset amounts distributable under Section 8.3. In addition, the Manager may elect to pay state income taxes or their equivalent directly to the state on behalf of Members, in which case such payment shall be deemed a distribution to the Members and shall offset any amounts otherwise payable under this Section VIII.

**8.2 Determination of Operating Cash Flow, Capital Cash Flow and Terminating Cash Flow.** For purposes of this Agreement, the term "Cash Flow" for a fiscal year of the Company shall mean the Profits and Losses of the Company (after all guaranteed payments to Members) but subject to the following adjustments:

(a) In determining Cash Flow for any year, there shall be added depreciation, amortization, and other non-cash charges and, as the Manager determines, reductions in cash reserves.

(b) In determining Cash Flow for any year, there shall be subtracted the following amounts:

(i) Principal payments on Company indebtedness, including indebtedness to a Member;

(ii) Increases in working capital, capital, maintenance, and contingency reserves as the Manager determines;

(iii) Payments for capital expenditures; and

(iv) Fees, interest payments on the Company's indebtedness, and other expenses to the extent paid or accrued by the Company in such year, but not reflected in the computation of Profits and Losses.

Whether Cash Flow constitutes Operating Cash Flow, Capital Cash Flow, or Terminating Cash Flow depends upon whether the Manager determines that the revenue that creates the Cash Flow came from normal operations ("Operating Cash Flow"), a Material Capital Transaction (other than from a Terminating Capital Transaction) ("Capital Cash Flow"), or a Terminating Capital Transaction ("Terminating Cash Flow"), respectively.

**8.3 Operating Cash Flow.** The Manager shall cause the Company to distribute Operating Cash Flow of the Company for a fiscal year or other period on a quarterly basis or at such longer or shorter intervals as the Manager shall determine, in its sole and absolute discretion, to the Members in the following order of priority:

(a) First, to the Class A Members pro rata in accordance with their Percentage Interests, to the extent of their respective Unpaid Return; and

(b) The balance to the Class A Members and Class B Members, in accordance with their Percentage Interests.

**8.4 Capital Cash Flow.** The Manager shall cause the Company to distribute Capital Cash Flow, net of payment of, or adequate provision for, debts of the Company and any Company reserves to the Members in the following order of priority:

(a) First, to the Class A Members pro rata in accordance with their Percentage Interests, to the extent of their respective Unpaid Return; and

(b) The balance to the Class A Member and Class B Members pro rata, in accordance with their Percentage Interests.

**8.5 Terminating Cash Flow.** The Manager shall cause the Company to distribute Terminating Cash Flow, net of payment of, or adequate provision for, debts of the Company and any Company reserves to the Members in the following order of priority:

(a) First, towards the satisfaction of all outstanding debts and other obligations of the Company (including to Members) in the priority required by law; and

(b) The balance to the Members in accordance with Section 8.4.

Any distributions pursuant to this Section 8.5 shall be made by the end of the taxable year in which the liquidation occurs (or, if later, within 90 days after the date of the liquidation). The Profits and Losses incurred in the winding up of the affairs of the Company will be credited or charged to the Members' Capital Accounts in accordance with Section 1.3 of Exhibit 9. The Manager may determine whether and to whom properties should be distributed in kind rather than liquidated. The value of property distributed in kind shall be determined by the Manager in its reasonable discretion. Any property distributed in kind shall be treated as though the property was sold for its value at the time of distribution and the cash proceeds were distributed. The difference between the value of property distributed in kind and its previous value shall be treated as Profits or Losses on sale of the property and shall be credited or charged to the Members' Capital Accounts in accordance with their interests in such Profits or Losses pursuant to Section 1.3 of Exhibit 9. The Manager may determine that it would not be prudent to distribute assets in co-tenancy. If so, the Company will assign such assets to a trustee who shall collect all sums that may become due and payable with respect to such assets and who shall have full power to vote and dispose of such assets in such manner as it deems in its sole good faith business judgment is in the best interest of the Members receiving the proceeds of the dissolution.

**8.5 Amounts Withheld.** All amounts withheld pursuant to the Code or any provisions of any state or local tax law and Section 11.7 with respect to any allocation, payment or distribution the Members or Transferees shall be treated as amounts distributed to the Members or Transferees, as the case may be, pursuant to Section 8.3 for all purposes of this Agreement.

**8.6 Revisions to Reflect Authorization and Issuance of Units.** If the Company creates, authorizes and/or issues any new securities that are Units, the Manager shall amend this Agreement to make such revisions to this Agreement, including without limitation revisions to Section VIII, Exhibit A, and the TCA, and shall revise the books and records of the Company all as it deems necessary to reflect the terms, including without limitation the rights and preferences of such additional Units relative to all other Units, as well as the issuance of such additional Units, all without the consent or approval of any Member.

## SECTION IX
## TAX COMPLIANCE ADDENDUM

Certain provisions and definitions regarding and allocations of the Company's income, as well as other tax-related matters, are set forth in the Tax Compliance Addendum ("TCA") attached as Exhibit 9. The provisions of the TCA are hereby incorporated in their entirety into this Agreement. Section references in the TCA shall be to Sections of the TCA unless specified otherwise therein.

## SECTION X
## TRANSFERS AND THE ADDITION, SUBSTITUTION AND WITHDRAWAL OF MEMBERS

### 10.1 Restrictions on Transfer; General Provisions Respecting Transfers.

(a) Units in whole or in part, only may be, directly or indirectly, sold, pledged, encumbered, mortgaged, donated, bequeathed, assigned or otherwise transferred (whether voluntarily or by operation of law) (each a "Transfer") in the instance of voluntary Transfers, with the prior written consent of the Manager and otherwise in accordance with the terms of this Agreement, including without limitation this Section X. A Member seeking to Transfer a Unit(s) shall provide the Manager (at the Company's principal place of business) with notice of its intent to Transfer, including without limitation a description of the proposed Transferee. The Manager shall have five (5) Business Days to object to the Transfer. If the Manager has not responded to a request to Transfer within five (5) Business Days, then the Manager shall be deemed to have consented to such Transfer. The Manager shall not withhold its consent to a Transfer unless the Manager believes in good faith that the Transfer: (i) will cause the assets of the Company to become "plan assets" under ERISA, (ii) cause the Company to become a "publicly traded partnership" within the meaning of Section 7704 of the Code and the Treasury Regulations promulgated thereunder, (iii) will cause a termination of the Company within the meaning of Code

Section 708(b)(1)(B), or (iv) will cause the Company to violate any law, rule or regulation applicable to the Company or the to-be-Transferred Unit(s), including without limitation the federal securities laws or the securities laws of any state. A Transfer shall not include the acquisition of Units by exercise, exchange or conversion of options or warrants to purchase, or other securities convertible into, or exchangeable for, Units. Any Transfer or attempted Transfer of all or any portion of a Unit in violation of, or without full compliance, as applicable, with, this Agreement shall be absolutely void *ab initio* and without legal effect other than to give rise to a cause of action against the purported transferor. The Members acknowledge the reasonableness of the restrictions on Transfer imposed by this Agreement.

(b) Each Transferee (i) shall be admitted to the Company as a Member with respect to the Unit(s) so Transferred to such Person when any such Transfer is reflected in the books and records of the Company and such Member becomes the record holder of the Unit(s) so Transferred, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) represents that it has the capacity, power and authority to enter into this Agreement and (iv) makes the consents, acknowledgements and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. A Person may become a Member without the consent or approval of any of the other Members. A Person may not become a Member without acquiring Units and until such Person is reflected in the books and records of the Company as the record holder of such Units.

(c) Any Member who has Transferred his Units shall cease to be a Member upon Transfer of all of the Member's Units and thereafter shall have no further powers, rights, and privileges as a Member hereunder but shall, unless otherwise relieved of such obligations by written agreement of the Manager or by operation of law, remain liable for all obligations and duties incurred as a Member and be subject to any rights to redeem its Units;

(d) A Transferee who becomes a substitute Member is liable for any obligations of its transferor to make or retain capital contributions as provided in this Agreement or in the Act; *provided, however*, that such Transferee shall not be obligated for liabilities of its transferor unknown to it at the time it became a Member;

(e) No Person shall have a lien on, or security interest in, any Unit(s) (or any part thereof) unless the creation of such security interest is in accordance with the provisions of this Agreement and the Company has actual notice of such security interest and has been provided a copy of all documentation with respect thereto, including financing statements, before execution and filing; and

(f) Any Transfer not in accordance with this Agreement while void, as herein provided, shall nevertheless give rise to a cause of action on the part of the Company and/or the other Members against the purported transferor for breach of this Agreement.

**10.2 Additional Members.**

(a) Additional Membership Generally. Additional Units may be offered and issued pursuant to a determination of the Manager to do so. A new Member's admission to the Company will cause a pro rata reduction in each Member's Percentage Interest unless the Manager determines otherwise. No new Members shall be entitled to any retroactive allocation of income, losses, or expense deductions the Company incurs. The Manager may, at its option, at the time a new Member is admitted, close the Company's books (as though the Company's tax year had ended) or make pro rata allocations of income, loss, and expense deductions to a new Member for that portion of the Company's tax year in which the new Member was admitted in accordance with the provisions of Code Section 706(d) and its Regulations.

(b) Subscription Agreements. In addition to, and not as a limitation upon, any other provision of this Agreement, as a further condition to becoming a Member, each Person subscribing for additional Units, shall have executed and delivered a subscription agreement in form and substance acceptable to the Manager and pursuant to such subscription agreement shall be deemed bound by this Agreement.

## SECTION XI
## MISCELLANEOUS

**11.1 Fiscal Year.** The fiscal year of the Company shall be the calendar year.

**11.2 Tax Information.** Not less frequently than annually, the Manager, within 90 days after the end of each calendar year, shall furnish to each Member his IRS Schedule K-1. Each Member is a "partner" for income tax purposes and not an employee of the Company. The tax information (including any information necessary for unrelated business tax income calculations) reasonably required by Members for federal and state income tax reporting purposes with respect to a taxable period shall be furnished to them within 90 days of the close of the calendar year in which the Company's taxable period ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

**11.3 Reports.** As soon as practicable, but in no event later than 90 days after the close of each fiscal year of the Company, the Manager shall cause to be mailed or made available, by any reasonable means, to each Member as of a date selected by the Manager, an annual report containing financial statements of the Company for such fiscal year of the Company, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Company equity and cash flows, such statements to be audited by the Accountant selected by the Manager. The Manager shall be deemed to have made a report available to each Member as required by this Section 11.3 if it has either (i) filed such report with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such report is publicly available on such system or (ii) made such report available on any website maintained by the Company and available for viewing by the Members.

**11.4 Bank Accounts: Checks, Notes and Drafts.**

(a) The Manager will select an account or accounts of a type, form, and name and in a bank(s) or other financial institution(s), which are participants in federal insurance programs in which to deposit funds of the Company. The Manager shall arrange for the appropriate maintenance of such accounts. Funds may be withdrawn from such accounts only for Company purposes and may from time to time be invested in such short-term securities, money market funds, certificates of deposit, or other liquid assets as the Manager deems appropriate in the exercise of its discretion.

(b) The Members acknowledge that the Manager may maintain Company funds in accounts, money market funds, certificates of deposit, other liquid assets in excess of the insurance provided by such federal insurance programs, and that the Manager shall not be accountable or liable for any loss of such funds resulting from failure or insolvency of a depository institution.

(c) Checks, notes, drafts and other orders for the payment of money shall be signed by such Officers or other Persons as the Manager from time to time may authorize. When the Manager so authorizes, however, the signature of any such Officer or other Person may be a facsimile.

**11.5 Books and Records.** At all times during the term of the Company, the Manager shall keep, or cause to be kept, full and accurate books of account, records and supporting documents, which shall reflect, completely, accurately and in reasonable detail, each transaction of the Company. The books of account shall be maintained, and tax returns shall be prepared and filed, utilizing the method of accounting determined by the Manager in the exercise of its discretion. The books of account, records, and all documents and other writings of the Company shall be kept and maintained at the principal office of the Company. Each Member or its designated representative shall have access to, and the right to review the information set forth in romanettes (i)-(v) below, *provided that,* any such Member has provided the Manager a written request for such access and review, setting forth in reasonable detail the reasons therefor, and *provided further* that the Manager may deny such request, if in good faith it finds that the reasons for such access and review are not in the best interest of the Company.

(i) a current list of the full name and last known business address of each Member, in alphabetical order;

(ii) a copy of the Certificate of Formation and amendments thereto;

(iii) copies of the Company's federal, state, and local income tax returns and reports, if any, for the three most recent years; and

(iv) copies of this Agreement, as amended from time to time, and

(v) financial statements of the Company for the three most recent years, or the period of the Company's existence if less than three years.

Each Member acknowledges that this provision regarding access and review of financial books, records and documents are reasonable and in accordance with the provisions of § 18-305(9) of the Act. Each Member acknowledges that any information it receives from the Company pursuant to this Section 11.5, including without limitation any list of the Members names or addresses, is confidential and proprietary information of the Company, unless such information be available publicly prior to the date of the requesting Member's receipt thereof. No Member shall share or divulge such confidential information with any third party, other than as expressly consented to in writing by the Manager, or as otherwise required by law or court order.

**11.6 Tax Matters Member**. For as long as he is a Member, Dennis O'Brien shall be the "Tax Matters Partner" within the meaning of such term as set forth in Section 6231(a)(7) of the Code, if such section applies to the Company. If the Tax Matters Partner must act in such capacity, he shall have the right to take all actions on behalf of the Company, which the Code authorizes or requires for a Tax Matters Partner. The Manager has the right to replace the Tax Matters Partner at any time provided any such replacement is a Member.

**11.7 Withholding**. Each Member hereby authorizes the Company to withhold from or pay on behalf of or with respect to such Member any amount of U.S. federal, state, local, or foreign taxes that the Manager determines that the Company is required to withhold or pay with respect to any cash or property distributable, allocable or otherwise transferred to such Member pursuant to this Agreement, including, without limitation, any taxes required to be withheld or paid by the Company pursuant to Section 1441, 1442, 1445, or 1446 of the Code. Any amount paid on behalf of or with respect to a Member shall constitute a loan by the Company, to such Member, which loan shall be repaid by such Member within fifteen (15) days after notice from the Manager that such payment must be made unless (i) the Company withholds such payment from a distribution which would otherwise be made to the Member or (ii) the Manager determines, in its sole and absolute discretion, that such payment may be satisfied out of the available funds of the Company which would, but for such payment, be distributed to the Member. Any amounts withheld pursuant to the foregoing clauses (i) or (ii) shall be treated as having been distributed or otherwise paid to such Member.

**11.8 Notices**. Unless otherwise set forth in this Agreement, any notice required under this Agreement ("Notice") shall be given in writing, either personally or by mail or other means of written communication, including facsimile, charges prepaid, addressed to the Member at the address of the Member appearing on the books of the Company or given by the Member to the Company for the purpose of notice or to the Company at its principal place of business. Any Member may designate a different address for notice by a Notice to the Company in accordance with the provisions of this Section 11.8. The Company (in care of its Manager), if it is not the party to which Notice is being given, shall be sent a copy of all Notices related to this Agreement by any method permitted by this Section 11.8 for the giving of Notice. Any Notice shall be deemed given at the time when delivered personally, or deposited in the mail or sent by other means of written communication, including facsimile.

**11.9 Binding Effect**. Subject in all respects to the limitations concerning the Transfer of Interests in the Company contained in this Agreement, and except as otherwise herein expressly provided, the provisions of this Agreement shall be binding upon and inure to the benefit of the Company, the Members, and their respective heirs, legatees, devisees, executors, trustees, administrators, personal representatives and successors and assigns. This Agreement shall not be construed to provide any rights to third parties, including without limitation the creditors of the Company or of the Members, it being the intent of the parties to this Agreement that there shall be no third party beneficiaries of this Agreement.

**11.10 Counterparts**. This Agreement may be executed in any number of counterparts, each of which shall for all purposes constitute one agreement, which is binding on the Company and all of the Members. This Agreement also may be executed by the use of counterpart signature pages.

**11.11 Section Headings**. Section titles or captions contained in this Agreement are inserted as a matter of convenience and for reference only and shall not be construed in any way to define, limit, or extend or describe the scope of this Agreement or the intention of its provisions.

**11.12 Exhibits**. The terms of the Exhibits to this Agreement are made a part of this Agreement by reference as though such Exhibits were fully set forth in this Agreement.

**11.13 Variation in Pronouns**. All pronouns shall be deemed to refer to masculine, feminine, neuter, singular or plural, as the identity of the Person or Persons to which they refer may require.

**11.14 Severability**. Each provision of this Agreement is intended to be severable, and the invalidity or illegality of any portion of this Agreement shall not affect the validity or legality of the remainder.

**11.15 Qualification in Other States**. If the business of the Company is carried on or conducted in states in addition to Delaware, then the Members severally agree to execute such other and further documents as may be required or requested by the Manager to qualify the Company in such states.

**11.16 Entire Agreement**. This Agreement constitutes the entire agreement of the parties concerning the matters set forth in this Agreement and supersedes any understanding or agreement, oral or written, made before this Agreement.

**11.17 Applicable Law**. This Agreement shall be governed by, and construed in accordance with, the laws of the State without regard to conflicts of law rules of the State.

**11.18 Forum**. Any action by one or more Members against the Company, its Manager, its Officers or any of their respective Affiliates or by the Company, its Manager, its Officers or any of their respective Affiliates against one or more Members or their respective Affiliates, which arises under, or in any way relates to this Agreement, the sale of the Membership Interests or actions taken or failed to be taken or determinations made or failed to be made by the Company, the Manager, the Officers, the Members or their respective Affiliates or otherwise relating to the Company or the products or services that it or its Affiliates provide or joint activities or other transactions in which it engages with third parties, including without limitation transactions permitted hereunder, or otherwise related in any way to the Company, the Manager, the Officers, the Members or the Affiliates of any of them, shall be brought only in the United States District Court sitting in Wilmington, Delaware or in the courts of record of the State sitting in Wilmington, Delaware, and each party hereto hereby irrevocably waives any right that it may have to challenge such jurisdiction or the laying of venue in any such courts or the right to assert any inconvenience of the forum in connection with any such proceeding. **EACH PARTY HERETO ALSO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN CONNECTION WITH ANY SUCH ACTION.**

**11.19 Amendments.** This Agreement may not be amended except with the consent of a Majority of the Members; *provided, however*, that no Member shall be required without his prior written consent to make any Capital Contribution in excess of the amount set forth in this Agreement; *provided further, however*, that without the consent of a Majority of the Members, the Manager may amend this Agreement to reflect changes validly made in the membership of the Company (including without limitation amendments to Exhibit A hereto) and in Capital Contributions. All amendments made in accordance with this Section 11.19 shall be evidenced by a writing executed by the Chief Executive Officer, President, or Chairman of the Manager, any of whom may act, in his capacity as such and as attorney-in-fact for the Members and a copy of such written amendments shall be kept at the principal place of business of the Company. Notwithstanding anything to the contrary contained herein any revision or amendment to Exhibit A by the Manager pursuant to a valid issuance of Membership Interests pursuant to an Offering or any Transfer consented to by the Manager shall not constitute an amendment to this Agreement.

**11.20 Deemed Execution.** A Person purchasing Units in an Offering, including any Person purchasing Class A Units in the Initial Offering, shall be deemed bound by this Agreement as of the closing of such Person's purchase of Units.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been executed as of the date first above written.

**SAIL ENERGY HOLDINGS, LLC**
a Delaware limited liability company



By: ______________________
Dennis J. O'Brien
Its: Manager

**CLASS B MEMBER:**



Dennis O'Brien

**SAIL ENERGY HOLDINGS, LLC**

**LIMITED LIABILITY COMPANY AGREEMENT**

**DATED AS OF ___________, ___________**

**COUNTERPART SIGNATURE PAGE FOR CLASS __ MEMBER:**

| ______________________________ | ______________________________ | ______________ |
|---|---|---|
| Individual | Social Security Number | Date |

______________________________
(Print Name)

| ______________________________ | ______________________________ | ______________ |
|---|---|---|

______________________________

# EXHIBIT A

## Status as of May 4, 2012

| Members<br>Name and Address | Class A<br>Units | Class B<br>Units | Capital<br>Contribution | Total<br>Units | Total<br>Percentage<br>Interest |
|---|---|---|---|---|---|
| Dennis J. O'Brien 80<br>Daniel Street<br>Portsmouth, NH 03802 | 0 | 2,143 | $100 | 2,143 | 100% |
| Total: | | 2,143 | $100 | 2,143 | 100% |

**EXHIBIT 5.6**

**COMPREHENSIVE MANAGEMENT AGREEMENT**

**COMPREHENSIVE MANAGEMENT AGREEMENT**

This COMPREHENSIVE MANAGEMENT AGREEMENT (the "Agreement") made as of November 13, 2012, by and between Sail Energy Holdings, LLC, a Delaware limited liability company (the "Owner"), and Sail Energy Management, LLC, a Delaware limited liability company ("Manager").

**RECITALS**

A. The Owner owns Sail Energy, LLC, a Delaware limited liability company (the "Operating Company").

B. The Operating Company operates a propane and refined petroleum products and services business in the Northeast states (the "Business"), which Business may expand to additional regions of the United States or other countries.

B. That certain Limited Liability Company Agreement, dated as of May 4, 2012, as amended (the "LLC Agreement") currently governs the Owner. In addition to other terms defined herein, capitalized terms used herein shall have the same meaning when used herein as they have in the LLC Agreement; and

C. The Owner desires to engage the Manager to provide comprehensive management services to the Owner and the Operating Company, including without limitation all of the personnel necessary to operate the Owner and the Operating Company and to conduct the Business, and to act as the sole manager of the Owner under the LLC Agreement, and the Manager desires to accept such engagement upon the terms and conditions in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

ARTICLE 1 - STANDARDS FOR SERVICES

1.1 Job Description. The Manager shall: (i) represent the Owner and use its good faith and best efforts at all times in directing and managing the Owner and the Operating Company in an efficient and businesslike manner; (ii) collect all Revenues (as defined in Section 2.1) due to the Owner and the Operating Company and handle all Revenue as provided under this Agreement; (iii) develop short-term and long-term goals and strategy for the operation of the Business and the maintenance of the tangible business assets of, and capital improvements for, the Owner and the Operating Company; and (iv) perform such other duties and responsibilities, in addition to those described herein, as are reasonably within the general scope of such services and responsibilities or as the Owner designates from time to time.

1.2 Professional Management Standards. The Manager agrees to use its good faith and best efforts at all times to furnish the services required to be performed under this Agreement and to exercise that degree of professional expertise in managing the operations of the Owner and the Operating Company as is intended to maximize the economic return to the Owner that is consistent with the reasonable management of the operations and assets of the Owner and the Operating Company; *provided, however*, that in performing its duties hereunder the Manager shall not assume the benefits and burdens of ownership and shall not be required to expose itself to economic risks greater than those required to perform its duties under this Agreement.

1.3 Personnel. The Manager shall hire and retain at its expense and as employees of the Manager, and not as employees of the Owner or the Operating Company, such personnel as from time to time may be required to conduct the Business, including the business of the Owner (each an "Employee" and ,collectively, the "Employees"). The Manager shall control the compensation, retention, supervision, and performance of the Employees, and the Manager shall be responsible for complying with all federal, state or local laws and regulations affecting the employment of the Employees, including without limitation the provision of any benefits required by statute or contract. Nothing contained herein, however, shall be interpreted or construed as requiring the Manager to provide, or continue to provide, any benefits to any of the Employees that lie within the discretion of the Manager as an employer, and notwithstanding anything to the contrary contained herein, no Employee shall have, or be construed to have any rights, enforceable or otherwise, under this Agreement.

1.4 Continuing Standards. The parties to this Agreement will comply with their respective rights and obligations, if any, under the LLC Agreement, as the same may be amended from time to time; *provided that* in the event the parties rights and obligations hereunder conflict with their respective rights and obligations under the LLC Agreement, then the LLC Agreement shall control.

1.5 Other Activities. Nothing contained in this Agreement shall be interpreted or construed as limiting the right of the Manager to conduct any and all other business activities that it chooses from time to time to undertake in addition to the performance of its duties under this Agreement, so long as any such business activities do not conflict with the performance of the Manager's duties hereunder or are competitive with the Business.

ARTICLE 2 - REVENUE COLLECTION AND COMPENSATION

2.1 Revenue Collection. The Manager shall establish one or more bank accounts under the name and employer identification number of each of the Owner and the Operating Company (the "Cash Management Account"). The Manager will collect on behalf of the Owner and the Operating Company, all revenue related to the Owner and the Operating Company ("Revenues").

From the Revenues, the Manager shall pay all expenses of the Owner and the Operating Company, including without limitation the expenses incurred in the operation of the Business and other expenditures other than the Comprehensive Management Fee (hereinafter defined) and reimbursements provided for in Section 2.2. The Manager will withhold the Comprehensive Management Fee and reimbursements described in Section 2.2 and will deposit the same in the Manager's own operating account. At the time of such deposit, the funds representing the Comprehensive Management Fee and such reimbursements shall be deemed to be, and shall be, the separate funds of the Manager to which neither the Owner nor the Operating Company shall have any right or claim. The Revenues, net of the Comprehensive Management Fee and such reimbursements, shall remain in the Cash Management Account until used by the Manager to pay the operating expenses of the Owner and the Operating Company, including without limitation , accounts payable, payments (both interest and principal) as they become due in respect of the funded indebtedness of the Owner or the Operating Company, lease payments, irrespective of whether in respect of operating leases or capitalized leases, insurance premiums and any and all other obligations of the Owner or the Operating Company, as well as all other disbursements of the Owner and the Operating Company in connection with the Business or for distributions to the Members.

2.2 Comprehensive Management Fee. The Owner shall pay the Manager in current funds for the performance of its services rendered under this Agreement an amount (the "Comprehensive Management Fee") that is equal to 102% of the Gross Employment Cost (hereinafter defined), the payment of Comprehensive Management Fee to be made at such time and from time to time as is necessary to enable the Manager to pay salary and other compensation, if any, to its employees, including without limitation the Employees, in accordance with the Manager's payroll practices, as they exist from time to time. "Gross Employment Cost" shall mean all cost and expenses that the Manager incurs with respect to its employees, including the Employees, and agents, including without limitation all compensation, bonuses, withholding taxes, pension contributions, insurance benefits, and perquisites of every kind and nature related to the performance of the Manager of its duties hereunder and the performance of the Employees' duties in respect of the Operating Company, the Owner and the Business. The Manager shall account to the Owner for the Comprehensive Management Fee through deposits as provided in Section 2.1. To the extent that cash flow is unavailable because, for example, payments are required under indebtedness (funded or otherwise) of the Owner and/or the Operating Company, which precludes the payment of the Comprehensive Management Fee in full as the same becomes due and payable, then and in such event the unpaid portion of the Comprehensive Management Fee will be cumulated with subsequent installments of the Comprehensive Management Fee, and the cumulative amount without interest shall then be payable from the first available cash flow of the Owner or the Operating Company. If the Manager does not in any one or more instances insist upon the due and punctual payment of the Comprehensive Management Fee in accordance with the terms hereof, it shall constitute a forbearance and not a waiver of the Manager's right to be made whole in respect of the forborne portion of the Comprehensive Management Fee in accordance with this Section 2.2.

ARTICLE 3 - INDEMNIFICATION

In addition to, and not as a limitation upon, Section 5.4 of the LLC Agreement, the Owner and the Operating Company hereby agree to jointly indemnify, defend, and hold harmless the Manager, its officers, directors, managers, members, stockholders and employees, including without limitation, the Employees, from and against any and all claims, demands, losses, liabilities, actions, lawsuits, and other Proceedings, judgments, and awards, costs, and expenses, including reasonable attorneys' fees and costs incurred by any of them (collectively, "Damages") arising directly or indirectly, in whole or in part, out of any acts or omissions of the Manager, taken or omitted in good faith within the scope of its duties hereunder, excluding only such Damages that result from any such Persons having engaged in gross negligence, willful misconduct, or a knowing violation of the criminal law or any federal or state securities law.

ARTICLE 4 - DURATION, TERMINATION, AND DEFAULT

4.1 Duration. This Agreement shall remain in effect until the earlier of: (a) a date that is 180 days after the Manager delivers a Management Notice (as hereinafter defined) of its decision to terminate this Agreement; (b) a date that is 180 days after the Owner delivers a Management Notice of its decision to terminate this Agreement; or (c) that date which is the tenth ($10^{th}$) day after the Manager receives a Management Notice from the Owner that it is terminating this Agreement for "Cause" (as defined in Section 4.3), such Notice to specify in reasonable detail the Cause.

4.2 Default. If the Owner fails, or fails to cause the Operating Company, to provide prompt reimbursement under this Agreement or, subject to the provisions of Section 2.2, timely payment of the Comprehensive Management Fee, then and in any such event the Manager shall provide a Management Notice to the Owner, and thereafter the Owner will be in default under this Agreement, and the Manager may terminate this Agreement, if such default is not cured within five (5) days after receipt of such Management Notice; *provided, however*, that any such termination shall not be deemed to relieve the Owner of its obligation to pay to the Manager all accrued but unpaid Comprehensive Management Fees and reimbursable amounts.

4.3 Cause. For purposes of this Agreement, "Cause" shall mean, except as excused under Section 5.7, (i) the Manager's breach of this Agreement or default in the performance of any material portion of its obligations hereunder, which breach or default is not cured or remedied within 30 days after a Management Notice is delivered to the Manager, specifying the nature of such breach or default; *provided, however*, that if such breach or default cannot reasonably be cured within 30 days, then the time for effectuating the cure or remedy shall be extended so long as the Manager commences the cure or remedy within such thirty (30) days and thereafter pursues the same diligently to conclusion; or (ii) the Manager acting or omitting to act in the performance of its obligations hereunder in a manner that constitutes gross negligence or willful misconduct, (iii) a knowing violation by the Manager of the criminal law or any federal or state securities law in a manner related to this Agreement or to the Owner and which may have a material adverse impact on the Owner or its assets, or (iv) the removal (but not resignation) of the Manager as the sole manager of the Owner.

4.4 Compensation. Upon termination of this Agreement pursuant to this Section 4, the Comprehensive Management Fee shall not be subject to forfeiture, anything to the contrary contained herein notwithstanding.

4.5 Transition. If this Agreement is terminated for any reason other than pursuant to Section 4.2, the Manager shall, at the written request of the Owner, continue to serve hereunder until a successor is selected and commences work or until such earlier date as the Owner shall specify in writing; *provided, however*, that the Manager shall be paid the Comprehensive Management Fee for its services hereunder during any such transition period.

4.6 Actions on Termination. Upon termination of this Agreement for any reason, the Manager agrees that it will provide, or cause to be provided, to the Owner all property or records of the Owner or the Operating Company in its possession or control.

## ARTICLE 5 - MISCELLANEOUS

5.1 Independent Contractor. In performing its services hereunder the Manager shall be deemed to be an independent contractor and not an employee or agent of the Owner or the Operating Company.

5.2 Assignability. Neither party may assign their rights or obligations under this Agreement without the prior written consent of the other party; *provided, however*, that the Manager may assign this Agreement without the consent of the Owner to an entity controlled by, controlling or under common control with, the Manager.

5.3 Governing Law. This Agreement shall be governed by the laws of the State of Delaware without regard to the conflicts of law principles of such State.

5.4 Notices. Any notice required under this Agreement (a "Management Notice") shall be sent: (1) via certified, first class mail, postage prepaid and return receipt requested or reputable overnight carrier, which shall be directed to obtain a receipt for delivery; (2) via facsimile; or (3) via electronic transmission, addressed of the party to whom the Management Notice is to be given at the appropriate address set forth opposite its signature to this Agreement or at such other address as any party hereafter may designate to the other party in accordance with the provisions of this Section 5.4. If a Management Notice is sent under (1), it shall be deemed effective when delivered, as evidenced by the return receipt or courier's receipt. If a Management Notice is sent under (2) or (3), it shall be deemed delivered the next business day.

5.5 Severability. Each provision of this Agreement is intended to be severable. If any term or provision hereof shall be determined by a court of competent jurisdiction to be illegal or invalid for any reason whatsoever, such provision shall be severed from this Agreement and shall not affect the validity of the remainder of this Agreement.

5.6 Waiver and Consents. No consent or waiver, express or implied, by either party to or of any breach or default by the other party in the performance by the other of its obligations hereunder shall be valid unless in writing, and no such consent or waiver shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other party of the same or any other obligations of such party hereunder. Failure on the part of either party to complain of any act or failure to act of the other party or to declare the other party in default, regardless of how long such failure continues, shall not constitute a waiver by such party of its rights hereunder. The granting of any consent or approval in any one instance by or on behalf of the Manager or the Owner shall not be construed to waive or limit the need for such consent in any other or subsequent instance.

5.7 Force Majeure. A delay in, or failure of, performance by either party, other than the payment of money, shall not constitute a default, nor shall the Owner or the Manager, as the case may be, be held liable for loss or damage, if and to the extent that such delay, failure, loss, or damage is caused by occurrence beyond the reasonable control of such party or its agents, employees, contractors, subcontractors, and consultants, including but not limited to, Acts of God or the public enemy, expropriation, or confiscation of facilities, compliance with any order of request of any governmental authority or Person purporting to act therefor, acts of declared or undeclared war, terrorism, public disorders, rebellion, sabotage, revolution, earthquake, floods, riots, strikes, labor or employment difficulties, delays in transportation, inability of a party to obtain necessary materials or equipment or permits due to existing or future laws, rules, or regulations of governmental authorities or any other causes, whether direct or indirect, and whether or not of the same class or kind as those specifically above named, not within the reasonable control of such party, or its agents, employees, contractors, subcontractors or consultants, and which by the exercise of reasonable diligence said party is unable to prevent.

5.8 Modification of Agreement. This Agreement constitutes the entire agreement between the parties and supersedes any and all other agreements or understandings, whether oral or written, regarding the within contained subject matter, and it may not be amended or modified, except in writing, signed by both the Manager and the Owner.

5.9 Headings. The headings of the Sections of this Agreement are inserted for convenience of reference only and shall not in any manner affect the construction or meaning of anything herein contained or govern the rights or liabilities of the parties.

5.10 Interpretation. Whenever the context requires, all words used in the singular number shall be deemed to include the plural and vice versa, and each gender shall include any other gender. The use herein of the word "including", when following any general statement, term or matter, shall not be construed to limit such statement, term or matter, to the specific items or matters set forth immediately following such word or to similar items or matters set forth immediately following such word or to similar items or matters, whether or not limiting language (such as "without limitation", or "but not limited to", or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest scope of such general statement, term or matter.

5.11 Benefit and Burden. Subject to Section 5.2, the terms and conditions of this Agreement, shall be binding upon, and injure to the benefit of, the parties and their respective successors, permitted assigns and legal representatives.

IN WITNESS WHEREOF, the parties have executed and sealed this Agreement as of the day and year first written above.

SAIL ENERGY MANAGEMENT, LLC

By: ______________________________
Name: Dennis J. O'Brien
Its: Manager

Notice Address:

c/o Dennis J. O'Brien
80 Daniel Street
Portsmouth, New Hampshire 03802

SAIL ENERGY HOLDINGS, LLC
a Delaware limited liability company

By: Sail Energy Management, LLC

By:______________________________
Name: Dennis J. O'Brien
Its: Manager

Notice Address:

c/o Sail Energy Management, LLC
80 Daniel Street
Portsmouth, New Hampshire 03802

## EXHIBIT 9

## TAX COMPLIANCE ADDENDUM

### 1.1 Definitions.

**Adjusted Capital Account** means the Capital Account maintained for each Member as of the end of each fiscal year or other period (i) increased by any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5) and (ii) decreased by the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

**Adjusted Property** means any property the Carrying Value of which has been adjusted pursuant to this Exhibit 9.

**Agreed Value** means (i) in the case of any Contributed Property, the Section 704(c) Value of such property as of the time of its contribution to the Company, reduced by any liabilities either assumed by the Company upon such contribution or to which such property is subject when contributed as determined under Section 752 of the Code and the Regulations thereunder; and (ii) in the case of any property distributed to a Member by the Company, the Company's Carrying Value of such property at the time such property is distributed, reduced by any indebtedness either assumed by such Member upon such distribution or to which such property is subject at the time of distribution.

**Carrying Value** means (i) with respect to a Contributed Property or Adjusted Property, the Section 704(c) Value of such property reduced (but not below zero) by all Depreciation with respect to such Contributed Property or Adjusted Property, as the case may be, charged to the Members' Capital Accounts and (ii) with respect to any other Company property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with this Exhibit 9, and to reflect changes, additions (including capital improvements thereto) or other adjustments to the Carrying Value for dispositions and acquisitions of Company properties, as deemed appropriate by the Manager.

**Company Minimum Gain** has the meaning set forth in Regulations Section 1.704-2(b)(2), and the amount of Company Minimum Gain, as well as any net increase or decrease in Company Minimum Gain, for a fiscal year or other period shall be determined in accordance with the rules of Regulations Section 1.704-2(d).

**Contributed Property** means each property or other asset contributed to the Company, in such form as may be permitted by the Act, but excluding cash contributed or deemed contributed to the Company. Once the Carrying Value of a Contributed Property is adjusted pursuant to this Exhibit 9, such property shall no longer constitute a Contributed Property for purposes of this Exhibit 9, but shall be deemed an Adjusted Property for such purposes.

**Depreciation** means, for each fiscal year or other period, an amount equal to the U.S. federal income tax depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such year, except that if the Carrying Value of an asset differs from its adjusted basis for U.S. federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Carrying Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such year bears to such beginning adjusted tax basis; *provided, however*, that if the U.S. federal income tax depreciation, amortization, or other cost recovery deduction for such year is zero, Depreciation shall be determined with reference to such beginning Carrying Value using any reasonable method selected by the Manager.

**Member Minimum Gain** means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).

**Member Nonrecourse Debt** has the meaning set forth in Regulations Section 1.704-2(b)(4).

**Member Nonrecourse Deductions** has the meaning set forth in Regulations Section 1.704-2(i), and the amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt for a Fiscal Year shall be determined in accordance with the rules of Regulations Section 1.704-2(i)(2).

**Nonrecourse Deductions** has the meaning set forth in Regulations Section 1.704-2(b)(1), and the amount of Nonrecourse Deductions for a fiscal year or other period shall be determined in accordance with the rules of Regulations Section 1.704-2(c).

**Nonrecourse Liability** has the meaning set forth in Regulations Section 1.752-1(a)(2).

**Regulatory Allocations** shall have the meaning set forth in Section 1.4 hereof.

**Section 704(c) Value** of any Contributed Property means the fair market value of such property at the time of contribution as determined by the Manager using such reasonable method of valuation as it may adopt; *provided, however*, the Manager shall, in its sole and absolute discretion, use such method as it deems reasonable and appropriate to allocate the aggregate of the Section 704(c) Value of Contributed Properties in a single or integrated transaction among each separate property on a basis proportional to its fair market value.

**Unrealized Gain** attributable to any item of Company property means, as of any date of determination, the excess, if any, of (i) the fair market value of such property as of such date, over (ii) the Carrying Value of such property (prior to any adjustment to be made pursuant to this Exhibit 9) as of such date.

**Unrealized Loss** attributable to any item of Company property means, as of any date of determination, the excess, if any, of (i) the Carrying Value of such property (prior to any adjustment to be made pursuant to this Exhibit 9) as of such date, over (ii) the fair market value of such property as of such date.

All terms not defined in this Exhibit 9 shall have the meanings of those terms as provided in the Agreement.

**1.2 Capital Accounts.**

(a) The Company shall maintain for each Member a separate capital account ("**Capital Account**") in accordance with the rules of Regulations Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions and any other deemed contributions made by such Member to the Company pursuant to this Agreement and (ii) all Profits and items of Company income and gain (including income and gain exempt from tax) computed in accordance with Section 1.11 hereof and allocated to such Member pursuant to Section 1.3 hereof, and decreased by (x) the amount of cash or Agreed Value of property actually distributed or deemed to be distributed to such Member pursuant to this Agreement and (y) all Losses and items of Company deduction and loss computed in accordance with Section 1.11 hereof and allocated to such Member pursuant to Section 1.3 hereof.

(b) A Transferee of a Membership Interest shall succeed to a pro rata portion of the Capital Account of the transferor in accordance with Regulations Section 1.704-1(b)(2)(iv)(1).

(c) (i) Consistent with the provisions of Regulations Section 1.704-1(b)(2)(iv)(f), and as provided in Section 1.2(c)(ii) hereof, the Carrying Values of all Company assets shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Company property, as of the times of the adjustments provided in Section 1.2(c)(ii) hereof, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property and allocated pursuant to Section 1.3 hereof.

(ii) Such adjustments shall be made as of the following times: (a) immediately prior to the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (b) immediately prior to the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an interest in the Company; (c) immediately prior to the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); and (d) the Company grants a Membership Interest (other than a de minimis Membership Interest) as consideration for the provision of services to or for the benefit of the Company to an existing Member acting in a Member capacity, or to a new Member acting in a Member capacity or in anticipation of being a Member, *provided, however*, that adjustments pursuant to clauses (a) and (b) above shall be made only if the Manager determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company.

(iii) In accordance with Regulations Section 1.704- 1(b)(2)(iv)(e), the Carrying Value of Company assets distributed in kind shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Company property, as of the time any such asset is distributed.

(iv) In determining Unrealized Gain or Unrealized Loss for purposes of this Exhibit 9, the aggregate cash amount and fair market value of all Company assets (including cash or cash equivalents) shall he determined by the Manager using such reasonable method of valuation as it may adopt, or in the case of a liquidating distribution pursuant to Section 8.5 of the Agreement, shall be determined and allocated by the Liquidating Representative using such reasonable methods of valuation as it may adopt. The Manager, or the Liquidating Representative, as the case may be, shall allocate such aggregate fair market value among the assets of the Company in such manner as determines in its sole and absolute discretion to arrive at a fair market value for individual properties.

(d) The provisions of the Agreement (including this Exhibit 9 and the other Exhibits to the Agreement) relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Manager shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Company or the Members) are computed in order to comply with such Regulations, the Manager may make such modification without regard to Section 11.19 of the Agreement, provided that it is not likely to have a material effect on the amounts distributable to any Person pursuant to Section 8.5 of the Agreement upon the dissolution of the Company. The Manager also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Regulations Section 1.704-1(b)(2)(iv)(q), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Section 1.704-1(b).

**1.3 Allocation of Profits and Losses.**

(a) (a) Except as otherwise provided in this Exhibit 9, Profits shall be allocated as follows:

(i) First, to the Members in an amount equal to the Losses allocated to them under Section 1.3(b)(ii) to the extent not previously offset by Profits allocated under this Section 1.3(a)(i);

(ii) Second, to the Class A Members, pro rata, to the extent that the Class A Members have been distributed Operating Cash Flow under Section 8.3(a) of the Agreement and Capital Cash Flow under Section 8.4(a) of the Agreement; and

(iii) The balance, to the Class A Members and Class B Members in accordance with their respective Percentage Interests.

(b) Except as otherwise provided in this Exhibit 9, Losses shall be allocated as follows:

(i) First, to the Members in an amount equal to the Profits allocated to them: first, under Section 1.3(a)(iii); and second, under Section 1.3(a)(ii), to the extent not previously offset by Losses allocated under this Section 1.3(b)(i); and

(ii) The balance, to the Class A Members and Class B Members in accordance with their respective Percentage Interests.

(c) If a net decrease occurs in Company Minimum Gain during any Company fiscal year or other period, each Member shall be allocated items of income and gain for such fiscal year or other period to the extent, in the manner, and at the time required under Section 1.704-2(f) of the Regulations. This Section is intended to comply with the minimum gain chargeback requirements under Section 1.704-2(f) of the Regulations and shall be interpreted consistently with such intent.

(d) If a net decrease occurs in Member Minimum Gain attributable to a Member Nonrecourse Debt pursuant to Section 1.704-2(i)(4) of the Regulations, then any Member with a share in such Member Minimum Gain shall be allocated items of Company income and gain for such fiscal year or other period or, if necessary, for the next fiscal years or periods to the extent required under Section 1.704-2(i) of the Regulations. This Section is intended to comply with requirements regarding Member Nonrecourse Debt in Section 1.704-2(i) of the Regulations and shall be interpreted consistently with such intent.

(e) If any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(*d*)(*4*), (*5*), or (*6*), then the

Company shall specially allocate to such Member items of Company income and gain in an amount and manner sufficient to eliminate, to the extent required by such Treasury Regulations, such Member's deficit in his Adjusted Capital Account as quickly as possible. This Section is intended to constitute a "qualified income offset" within the meaning of Section 1.704-1(b)(2)(ii)(*d*) of the Regulations and shall be interpreted consistently with such intent.

(f) Nonrecourse Deductions for any fiscal year or other period shall be allocated to the Members in accordance with their respective Membership Interests. If the Manager determines in its good faith discretion that the Company's Nonrecourse Deductions must be allocated in a different ratio to satisfy the safe harbor requirements of the Regulations promulgated under Section 704(b) of the Code, the Manager is authorized, upon notice to the Members, to revise the prescribed ratio for such fiscal year or other period to the numerically closest ratio which would satisfy such requirements.

(g) Any Member Nonrecourse Deductions for any fiscal year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Sections 1.704-2(b)(4) and 1.704-2(i).

(h) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or 743(h) of the Code is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Member in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

**1.4 Compliance with the Regulations**. The allocations set forth in Section 1.3(c), (d), (e), (f), (g) and (h) of this Agreement (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations including Sections 1.704-1(b) and 1.704-2. The Regulatory Allocations may not be consistent with the manner in which the Members intend to divide Company distributions. Accordingly, the Manager is authorized to cause the Company to allocate future Profits, Losses, and other items among the Members so as to prevent the Regulatory Allocations from distorting the manner in which Company distributions will be divided among the Members pursuant to this Agreement to the extent permitted under the Regulations. The allocations and distributions provided for in this Agreement are intended to result in the Capital Account of each Member immediately prior to the distribution of the Company's assets pursuant to Section 8.5 being equal to the amount distributable to such Member pursuant to Section 8.5, and the Manager is authorized to make allocations of Profits, Losses, gains, and any items contained therein to the Members to make the Capital Accounts of the Members equal such amounts.

**1.5 Proration of Allocations**. If additional Members are admitted to the Company on different dates during any fiscal year or other period, the Profits or Losses allocated to the Members for such fiscal year or other period shall be allocated during such fiscal year in accordance with Section 706 of the Code using a proration method unless the Manager determines another permitted convention would give materially more equitable results.

**1.6 Accrual of Items**. For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any other items shall be determined on a daily, monthly, or other basis, as the Manager shall determine using any permissible method under Section 706 of the Code and its Regulations.

**1.7 Separate Items**. Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction, and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share Profits or Losses, as the case may be, for the fiscal year or other period.

**1.8 Recapture and Other Section 751 Items**. Once Profits are allocated pursuant to the other provisions of this Exhibit 9, the character of such Profits as ordinary income or capital gain shall be determined by allocating the recapture of capital cost recovery deductions required by Section 751, 1245, or 1250 of the Code, and any other items required by Section 751 of the Code to be recaptured as ordinary income, to the Members to the extent and in chronological order based upon the allocations of the tax items giving rise to the recapture or other items.

**1.9 Installment Sales**. If the Company sells any asset for an installment obligation (other than a *de minimis* obligation) and the Manager determines to retain and collect the obligation in the Company, the Company shall account for obligations as if it distributed out the present value of the obligation as the Manager determines. Any interest on such obligation shall be allocated to the Members in accordance with their share received in the deemed distribution. Thus, if such sale occurs in conjunction with the dissolution of the Company, the note shall be treated as Terminating Cash Flow, and the principal and interest payments with respect to it shall be distributed in accordance with Section 8.5 of the Agreement based on such computed present value.

**1.10 Section 704(c) Allocations**. Income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Carrying Value. If the Carrying Value of any Company asset is adjusted pursuant to that Section, later allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted tax basis of such asset for federal income tax purposes and its Carrying Value in the same manner as under Section 704(c) of the Code and the Regulations under Sections 704(c) and 704(b) of the Code. The Manager shall make any elections or other decisions relating to such allocations in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or his share of Profits, Losses, or distributions pursuant to any provision of this Agreement. Except as otherwise set forth in this Agreement or required by the Code or the Regulations, tax items shall be allocated in the same manner as book items.

**1.11 Definitions of Profits and Losses.** "Profits and Losses" shall mean, for each fiscal year or other period of the Company, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Section 703(a) of the Code including the deduction for the guaranteed payments under Section 5 of the Agreement (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this Section shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Section 705(a)(2)(B) of the Code or which are deemed expenditures under such Section pursuant to Section 1.704-1(b)(2)(iv)(*i*) of the Regulations and not otherwise taken into account in computing Profits or Losses pursuant to this Section shall be deducted in computing Profits or Losses;

(c) If the Carrying Value of any Company asset is adjusted pursuant to Section 1.2(c), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(d) Gain or loss resulting from any disposition of Company assets with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Carrying Value of such Company assets, notwithstanding that the adjusted tax basis of such property differs from its Carrying Value;

(e) In lieu of the depreciation, amortization, and other cost recovery deductions, if any, taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year or other period; and

(f) Notwithstanding any other provision of this Section, any items that are specially allocated pursuant to the Regulatory Allocations shall not be taken into account in computing Profits or Losses.

**1.12 Tax Elections.**

(a) All elections required or permitted to be made by the Company under the Code or any applicable state or local tax law shall be made by the Manager in its sole and absolute discretion.

(b) In the event of a transfer of all or any part of the Membership Interest of any Member, the Company, at the option of the Manager, may elect pursuant to Section 754 of the Code to adjust the basis of the Company's properties. Notwithstanding anything contained in this Exhibit 9, any adjustments made pursuant to Section 754 shall affect only the successor in interest to the transferring Member and in no event shall be taken into account in establishing, maintaining or computing Capital Accounts for the other Members for any purpose under this Agreement. Each Member shall furnish the Company with all information necessary to give effect to such election.

(c) The Members, intending to be legally bound, hereby authorize the Company to make an election (the "Safe Harbor Election") to have the "liquidation value" safe harbor provided in Proposed Treasury Regulation § 1.83-3(l) and the Proposed Revenue Procedure set forth in Internal Revenue Service Notice 2005-43, as such safe harbor may be modified when such proposed guidance is issued in final form or as amended by subsequently issued guidance (the "Safe Harbor"), apply to any interest in the Company transferred to a service provider while the Safe Harbor Election remains effective, to the extent such interest meets the Safe Harbor requirements (collectively, such interests are referred to as "Safe Harbor Interests"). The Tax Matters Partner is authorized and directed to execute and file the Safe Harbor Election on behalf of the Company and the Members. The Company and the Members (including any person to whom an interest in the Company is transferred in connection with the performance of services) hereby agree to comply with all requirements of the Safe Harbor (including forfeiture allocations) with respect to all Safe Harbor Interests and to prepare and file all U.S. federal income tax returns reporting the tax consequences of the issuance and vesting of Safe Harbor Interests consistent with such final Safe Harbor guidance. The Company is also authorized to take such actions as are necessary to achieve, under the Safe Harbor, the effect that the election and compliance with all requirements of the Safe Harbor referred to above would be intended to achieve under Proposed Treasury Regulation § 1.83-3, including amending this Agreement.

We endeavor at all times to provide helpful and cost effective services. I appreciate the confidence you have shown in me and my firm, and I look forward to working with you.

Very truly yours,

KAPLAN VOEKLER CUNNINGHAM & FRANK, PLC

By: 
Pamela Catania

**ACCEPTED AND AGREED:**

By:  02/14/13
Name: Muhammad S. Khan

## APPENDIX B

## PURCHASER QUESTIONNAIRE AND SUBSCRIPTION AGREEMENT

## PURCHASER QUESTIONNAIRE AND SUBSCRIPTION AGREEMENT

**Class A Units of Membership Interest**
**In**
**Sail Energy Holdings, LLC**

Please read carefully the Offering Circular (the "Circular") for the sale of Class A Units of Membership Interests (the "Offered Units") in Sail Energy Holdings, LLC, a Delaware limited liability company (the "Company"), dated ____________, 2013, and all exhibits and supplements thereto, before deciding to invest.

AS A PROSPECTIVE INVESTOR IN THE OFFERED UNITS YOU SHOULD EXAMINE THE SUITABILITY OF THIS TYPE OF INVESTMENT IN THE CONTEXT OF YOUR OWN NEEDS, INVESTMENT OBJECTIVES AND FINANCIAL CAPABILITIES, AND YOU SHOULD MAKE YOUR OWN INDEPENDENT INVESTIGATION AND DECISION AS TO SUITABILITY AND AS TO THE RISK AND POTENTIAL GAIN INVOLVED. ALSO, AS A PROSPECTIVE INVESTOR IN THE OFFERED UNITS YOU ARE ENCOURAGED TO CONSULT WITH YOUR ATTORNEY, ACCOUNTANT, FINANCIAL CONSULTANT OR OTHER BUSINESS OR TAX ADVISOR REGARDING THE RISKS AND MERITS OF THE PROPOSED INVESTMENT.

This offering is limited to investors who certify that they meet all of the suitability requirements set forth in the Circular for the purchase of the Offered Units.

If you meet these qualifications and desire to purchase Offered Units, please complete, sign and deliver this Purchaser Questionnaire and Subscription Agreement ("Subscription Agreement") to ARI Financial Services, Inc. ("ARI") at the address set forth below, and deliver your check, payable to "City National Bank, as Escrow Agent for Sail Energy Holdings, LLC," in the amount of the purchase price for your Offered Units to ARI at the address below. You may also submit your purchase price to City National Bank, as escrow agent (the "Escrow Agent") via wire transfer pursuant to the wiring instructions set forth below. If you submit your purchase price via wire transfer, please attach a copy of the completed wire instructions regarding your transfer to this Subscription Agreement.

**ARI Financial Services, Inc.**

ARI Financial Services, Inc.
4745 W. 136th Street
Leawood, Kansas 66224
Attention: Wm. Brian Candler
Telephone: (816) 699-1204
Facsimile: (816) 817-1110

**Wiring Instructions**

City National Bank
Los Angeles ABA # 122 016 066
c/o City National Investments #101281469
Attention: Sue Behning
For Further Credit to:
Account Name: SAIL ENERGY HOLDINGS, LLC
Account Number: ESC12735

The Company will cause ARI to transmit checks received in accordance with the foregoing instructions to the Escrow Agent pursuant to the following procedures:

(i) Where, pursuant to ARI's internal supervisory procedures, internal supervisory review is conducted at the same location at which subscription documents and checks are received from subscribers, checks will be transmitted by noon of the next business day following receipt by ARI to the Escrow Agent for deposit with the Escrow Agent.

(ii) Where, pursuant to a ARI's internal supervisory procedures, final internal supervisory review is conducted at a different location, checks will be transmitted by 5:00 pm of the next business day following receipt by ARI to the office of ARI conducting such final internal supervisory review (the "Final Review Office"). The Final Review Office will in turn transmit by noon of the next business day following receipt at a different location by the Final Review Office such checks to the Escrow Agent for deposit directly with the Escrow Agent.

Upon receipt of the signed Subscription Agreement, verification of your investment qualifications, and acceptance by the Company, the Company will notify you of receipt and acceptance of your subscription. Until subscriptions for the entire offering amount of $5,000,000 are received, all subscription proceeds for Offered Units will be held in an escrow account as described in the Circular. The Company reserves the right, in its sole discretion, to accept or reject your subscription, in whole or in part, for any reason whatsoever. Any subscription application not accepted within 30 days of receipt shall be deemed rejected. If your subscription is rejected in whole, your subscription payment will be returned to you in full, and this Subscription Agreement shall be terminated and of no further effect. If we accept only a portion of your subscription, we will return the balance of your subscription payment. Any questions about subscriptions should be directed to Wm. Brian Candler at the contact information shown above.

**Important Note: The person or entity actually making the decision to invest in the Offered Units should complete and execute this Subscription Agreement.**

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

**PURCHASER QUESTIONNAIRE AND SUBSCRIPTION AGREEMENT**

**Class A Units of Membership Interest**
**In**
**Sail Energy Holdings, LLC**

This Subscription Agreement relates to my agreement to purchase ____ Class A Units of Membership Interest (the "Offered Units") to be issued by Sail Energy Holdings, LLC, a Delaware limited liability company (the "Company"), for a purchase price of $1,000.00 per Offered Unit ($20,000 (20 Offered Units) minimum purchase), for a total purchase price of $____________ ("Subscription Price"), subject to the terms, conditions, acknowledgments, representations and warranties stated herein and in the Offering Circular for the sale of the Offered Units, dated February___, 2013, and all exhibits and supplements thereto (collectively, the "Circular"). Simultaneously with the execution and delivery hereof, I am either (i) transmitting a check for my Subscription Price payable to the order of "City National Bank, as Escrow Agent for Sail Energy Holdings, LLC," to ARI Financial Services, Inc., who will forward the check to the City National Bank, as escrow agent for the Company in accordance with the procedures set forth above, or (ii) making a wire transfer (pursuant to the instructions set forth above) in the amount of my Subscription Price and attaching my completed wiring instructions for my transfer to this Subscription Agreement. I understand that if I wish to purchase Offered Units, I must complete this Subscription Agreement and submit the applicable Subscription Price.

In order to induce the Company to accept this Subscription Agreement for the Offered Units and as further consideration for such acceptance, I hereby make, adopt, confirm and agree to all of the following covenants, acknowledgments, representations and warranties with the full knowledge that the Company and its affiliates will expressly rely thereon in making a decision to accept or reject this Subscription Agreement:

1. My primary state of residence/business is: ______________________________ .

2. My date of birth is: ________________________________ (Individuals only).

3. PLEASE INITIAL ANY ONE OR MORE CATEGORIES WHICH APPLY:

______ I have a net worth (excluding the value of my home, furnishings and automobiles) of at least $500,000; or

______ I have a gross annual income of at least $150,000 and a net worth (excluding the value of my home, furnishings and automobiles) of at least $250,000.

______ In the case of sales to fiduciary accounts (such as an IRA, Keogh Plan, or pension or profit sharing plan), the beneficiary, the fiduciary account or the person who directly or indirectly supplied the funds for the purchase of our Offered Units (if that person is the fiduciary) meets one of the foregoing standards.

4. IN ADDITION, SOLELY FOR CALIFORNIA INVESTORS:

______ My investment in the Company does not exceed 10% of my net worth.

5. IN ADDITION, SOLELY FOR ARIZONA INVESTORS:

______ My investment in the Company does not exceed 10% of my net worth.

______ I have a gross income in excess of $150,000 individually, or $200,000 jointly with a spouse, and have a reasonable expectation that I will have such income in the current year.

6. IN ADDITION, PLEASE INITIAL ANY ONE OR MORE OF THE CATEGORIES WHICH APPLY (NOT REQUIRED TO PURCHASE) :

If a natural person, I hereby represent and warrant that I am an "*accredited investor*" as defined in Regulation D promulgated under the Securities Act of 1933, as amended (initial as appropriate):

_____ (a) That I have an individual net worth, or joint net worth with my spouse, ***excluding***

_____ *primary residence* (see Memorandum, "WHO MAY INVEST") but including home furnishings and personal automobiles of more than $1,000,000; or

(b) That I have individual income in excess of $200,000 or joint income with my spouse in excess of $300,000, in each of the two most recent years and I have a reasonable expectation of reaching the same income level in the current year.
_____

If other than a natural person, such entity represents and warrants that (check as appropriate):

_____ it is an "*accredited investor*" as defined in Regulation D promulgated under the Securities Act of 1933, as amended, which includes:

- any corporation, Massachusetts or similar business trust, partnership, or organization described in Code Section 501(c)(3), not formed for the specific purpose of acquiring Interests, with total assets over $5,000,000;
- any trust, with total assets over $5,000,000, not formed for the specific purpose of acquiring Interests and whose purchase is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of an investment in the Interests as described in Rule 506(b)(2)(ii) under the Securities Act;
- any broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended;
- any investment company registered under the Investment Company Act or a business development company (as defined in Section 2(a)(48) of the Investment Company Act);
- any small business investment company licensed by the Small Business Administration under Section 301(c) or (d) or the Small Business Investment Act of 1958, as amended;
- any employee benefit plan within the meaning of ERISA, if the investment decision is made by a plan fiduciary (as defined in Section 3(21) of ERISA), which is either a bank, savings and loan association, insurance company, or registered investment advisor, or if such employee benefit plan has total assets over $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons who are accredited investors;
- any private business development company (as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended);
- any bank as defined in Section 3(a)(2) of the Securities Act, any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity, or any insurance company as defined in Section 2(13) of the Securities Act;
- any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets of more than $5,000,000;
- any executive officer of the Signatory Trustee or, if applicable, its manager; or,
- any entity in which all of the equity owners are accredited investors.

5. Please initial next to the appropriate statement.

________ The Offered Units are not being purchased by or on behalf of:

(a) an employee benefit plan (as defined in Section 3(3) of the Employment Retirement Insurance Security Act of 1974 ("ERISA")), whether or not it is subject to Title I of ERISA;

(b) a plan described in Section 4975 of the Internal Revenue Code of 1986 (the "Code");

(c) an entity whose underlying assets include plan assets by reason of a plan's investment in such entity (including but not limited to an insurance company general account); or

(d) an entity that otherwise constitutes a "benefit plan investor" within the meaning of the Department of Labor Regulations Section 2510.3-101 (29 C.F.R. Section 2510.3-101) (categories (a) through (d) collectively, an "ERISA Entity").

_______ The Offered Units are being purchased by or on behalf of an ERISA Entity and I:

(a) further represent and warrant that its purchase and holding of Offered Units either does not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or is eligible for coverage under one or more statutory or administrative exemptions from the prohibited transaction rules of ERISA and the Code; and

(b) agree to provide to the Company, promptly upon request, all additional information that the Company determines to be reasonably necessary in order to determine whether the undersigned meets the suitability standards for ownership of the Offered Units.

7. Under penalties of perjury, I certify:

   (a) that the number shown on this form is my correct taxpayer identification number/social security number, and

   (b) that I am not subject to backup withholding because (initial one):

   _______ I have not been notified that I am subject to backup withholding as a result of a failure to report all interest or dividends; or

   _______ The Internal Revenue Service has notified me that I am no longer subject to backup withholding.

8. I understand that the Company reserves the right to, in its sole discretion, accept or reject this subscription, in whole or in part, for any reason whatsoever. In the event this subscription is rejected in whole by the Company, the funds transmitted herewith shall be returned to the undersigned in full, and this Subscription Agreement shall be terminated and of no further effect. In the event the Company accepts only a portion of this subscription, the funds not accepted will be returned to the undersigned.

9. My overall commitment to investments that are not readily marketable is not disproportionate to my individual net worth, and my investment in the Offered Units will not cause such overall commitment to become excessive. I have adequate means of providing for my financial requirements, both current and anticipated, and have no need for liquidity in this investment. I can bear and am willing to accept the economic risk of losing my entire investment in the Offered Units.

10. All information that I have provided to the Company herein concerning my suitability to invest in the Offered Units is complete, accurate and correct as of the date of my signature on the last page of this Subscription Agreement. I hereby agree to notify the Company immediately of any material change in any such information occurring prior to the acceptance of this Subscription Agreement, including any information about changes concerning my net worth and financial position.

11. I am purchasing the Offered Units for my own account and for investment purposes only and have no present intention, understanding or arrangement for the distribution, transfer, assignment, resale or subdivision of the Offered Units. I understand that, due to the lack of any resale market existing or anticipated to exist for the Offered Units, my investment in the Company may be illiquid and may have to be held indefinitely

12. I have reviewed the Limited Liability Company Agreement of Sail Energy Holdings, LLC (the "LLC Agreement") attached to the Circular (as well as all other exhibits attached thereto) and agree to be bound as a member of the Company by the terms of such agreement. I understand that if my subscription is accepted and the Offered Units are issued to me, then my executed signature page to this Subscription Agreement shall be deemed my executed signature page to the LLC Agreement.

15. This Subscription Agreement shall be construed in accordance with and governed by the laws of the State of Delaware without regard to its choice of law provisions, except as to the type of registration of ownership of Offered Units, which shall be construed in accordance with the state of principal residence of the subscribing investor.

16. I hereby covenant and agree that any dispute, claim or controversy arising out of or related to this Subscription Agreement, the breach hereof, the termination, enforcement, interpretation or validity hereof, or an investment in the Offered Units shall be settled by arbitration in Wilmington, Delaware, or Boston, Massachusetts, in accordance with the rules of The American Arbitration Association, and judgment entered upon the award rendered may be enforced by appropriate judicial action. I hereby submit to the *in personam* jurisdiction of such tribunal and waive any objection that such forum is inconvenient or otherwise improper. The arbitration panel shall consist of one member, which shall be the mediator if mediation has occurred or, if there was no mediation, shall be a person agreed to by each party to the dispute within 30 days following notice by one party that he desires that a matter be arbitrated. If there was no mediation and the parties are unable within such 30-day period to agree upon an arbitrator, then the panel shall be one arbitrator selected by the Wilmington, Delaware or Boston, Massachusetts office of the American Arbitration Association which arbitrator shall be experienced in the area of securities and knowledgeable with respect to the subject matter area of the dispute. The non-prevailing party shall bear any fees and expenses of the arbitrator, other tribunal fees and expenses, reasonable attorneys' fees of both parties, any costs of producing witnesses and any other reasonable costs or expenses incurred by him or the prevailing party. The arbitration panel shall render a decision within 30 days following the close of presentation by the parties of their cases and any rebuttal. The parties shall agree within 30 days following selection of the arbitrator to any prehearing procedures or further procedures necessary for the arbitration to proceed, including interrogatories or other discovery.

BY EXECUTING THIS SUBSCRIPTION AGREEMENT YOU ARE AGREEING TO HAVE CERTAIN DISPUTES DECIDED BY NEUTRAL ARBITRATION, AND YOU ARE GIVING UP ANY RIGHTS YOU MIGHT POSSESS TO HAVE SUCH DISPUTES LITIGATED IN A COURT OR JURY TRIAL. BY EXECUTING THIS AGREEMENT YOU ARE GIVING UP YOUR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL. IF YOU REFUSE TO SUBMIT TO ARBITRATION AFTER AGREEING TO THIS PROVISION, YOU MAY BE COMPELLED TO ARBITRATE. YOUR AGREEMENT TO THIS ARBITRATION PROVISION IS VOLUNTARY.

17. I hereby agree to indemnify, defend and hold harmless the Company, its affiliates and all of their directors, partners, members, managers, shareholders, officers, employees, affiliates and advisors, from any and all damages, losses, liabilities, costs and expenses (including reasonable attorneys' fees and costs) that they may incur by reason of my failure to fulfill all of the terms and conditions of this Subscription Agreement or by reason of the untruth or inaccuracy of any of the representations, warranties or agreements contained herein or in any other documents I have furnished to any of the foregoing in connection with this transaction. This indemnification includes, but is not limited to, any damages, losses, liabilities, costs and expenses (including reasonable attorneys' fees and costs) incurred by the Company, its affiliates or any of their directors, partners, members, managers, shareholders, officers, employees, affiliates or advisors, defending against any alleged violation of federal or state securities laws which is based upon or related to any untruth or inaccuracy of any of the representations, warranties or agreements contained herein or in any other documents I have furnished in connection with this transaction.

18. I hereby acknowledge and agree that: (a) I may not transfer or assign this Subscription Agreement, or an interest herein, and any purported transfer shall be void; (b) except as specifically described herein, I am not entitled to cancel, terminate or revoke this Subscription Agreement and that this Subscription Agreement will be binding on my heirs, successors and personal representatives; provided, however, that if the Company rejects this Subscription Agreement, this Subscription Agreement shall be automatically canceled, terminated and revoked; (c) this Subscription Agreement constitutes the entire agreement among the parties hereto with respect to the sale of the Offered Units and may be amended, modified or terminated only by a writing executed by all parties (except as provided herein with respect to rejection of this Subscription Agreement by the Company); (d) within two days after receipt of a written request from the Company, I agree to

provide such information and to execute and deliver such documents as may be necessary to comply with any and all laws and regulations to which the Company is subject; and (e) my representations and warranties set forth herein shall survive the sale of the Offered Units pursuant to this Subscription Agreement.

19. I am not making this investment in any manner as a representative of a charitable remainder unitrust or a charitable remainder trust.

20. The undersigned acknowledges that City National Bank is acting solely as escrow holder in connection with the offering of the Offered Units and makes no recommendation with respect thereto. City National Bank has made no investigation regarding the offering, the Company, the Manager or any other person or entity involved in the offering.

21. I (we) wish to own my (our) Offered Units as follows (initial one).

(a) _______ Separate or individual property. (In community property states, if the Purchaser is married, his (her) spouse must submit written consent if community funds will be used to purchase the Offered Units.)

(b) _______ Husband and Wife as community property. (Community property states only. Husband and Wife should both sign all required documents unless advised by their attorney that one signature is sufficient.)

(c) _______ Husband and Wife as community property with right of survivorship. (Community property states only. Husband and Wife should both sign all required documents unless advised by their attorney that one signature is sufficient.)

(d) _______ Joint Tenants with right of survivorship. (Both parties must sign all required documents unless advised by their attorney that one signature is sufficient.)

(e) _______ Tenants in Common. (All parties must sign all required documents.)

(f) _______ Trust. (Attach copy of trust instrument and include name of trust, name of trustee, and date trust was formed.)

(g) _______ Corporation, Partnership or Limited Liability Company. (Attach copy of certificate of organization or certificate of limited partnership, if any, and partnership agreement or operating agreement and include evidence of authority for person who executes required documents.)

(h) Other (indicate):

______________________________________________________________

______________________________________________________________

*(SPECIAL INSTRUCTIONS: In all cases, the person/entity making the investment decision to purchase the Offered Units must complete and sign this Subscription Agreement. Investors must list their principal place of residence rather than their office or other address on the signature page so that the Company can confirm compliance with appropriate securities laws. If you wish correspondence sent to some address other than your principal residence, please provide a mailing address in the blank provided below.)*

REGISTRATION INFORMATION

Please print the exact title (registration) you desire on the account, in the case of a corporation, trust or other entity, you should use the full name of such entity:

______________________________

______________________________

______________________________

Mailing address:

______________________________

______________________________

E-mail address: ______________________________

| | | |
|---|---|---|
| Entity (if applicable) | Federal Employer ID Number | State of Formation |
| Individuals (if applicable) | Social Security Number | State of Legal Residence |
| Joint Owner (if applicable) | Social Security Number of Joint Owner | State of Legal Residence |

DISTRIBUTIONS

Distribution Address: Please indicate to whom distributions should be sent, if not to the address set forth above. **If you desire your distributions made via direct deposit, please complete the attached Authorization Agreement for Direct Deposit (ACH Credits).**

Name: ______________________________

Address: ______________________________

______________________________

RETURN OF CAPITAL DISTRIBUTIONS

Do you want return of capital distributions sent to the person(s) or entity listed above under Registration Information ____________ or Distribution/Dividends ______________
(Initial one)

INVESTOR INFORMATION

Please send all Investor correspondence to the following:

Name: ______________________________

Address: ______________________________

______________________________

Work: ( ) ______________ Home: ( ) ______________
Fax: ( ) ______________ Cell: ( ) ______________

Primary State of Residence: ______________________________

Federal Tax ID Number/Social Security Number. ______________________________

E-Mail Address: ______________________________

| | |
|---|---|
| EXECUTION | THE UNDERSIGNED HAS THE AUTHORITY TO ENTER INTO THIS SUBSCRIPTION AGREEMENT ON BEHALF OF THE PERSON(S) OR ENTITY REGISTERED ABOVE. |

Executed this ___ day of_____________ 20 __ .

X __ ____________________________________________

Signature (Investor, or authorized signatory)

Title:____________________________________________

X __ ____________________________________________

Signature (Investor, or authorized signatory)

Title:____________________________________________

| | |
|---|---|
| SUBSCRIPTION ACCEPTED | SAIL ENERGY HOLDINGS, LLC<br>a Delaware limited liability company |

By: SAIL ENERGY MANAGEMENT, LLC
Its: Manager

By: ________________________
Name: Dennis J. O'Brien
Its: President and Chief Executive Officer

Dated: ____________________

## BROKER/DEALER REPRESENTATIONS AND WARRANTIES

Standards of suitability have been established by Sail Energy Holdings, LLC and fully disclosed in the section of the Circular entitled "WHO MAY INVEST." Prior to recommending purchase of the Offered Units, we have reasonable grounds to believe, on the basis of information supplied by the investor concerning his or her investment objectives, other investments, financial situation and needs, and other pertinent information that: (i) the investor meets the suitability standards established by the Circular for the investor's state of residence; (ii) the investor resides in a state where the Offering has been registered or is exempt from registration; (iii) the investor has a net worth and income sufficient to sustain the risks inherent in the Offered Units, including loss of the entire investment and lack of liquidity; and (iv) the Offered Units are otherwise a suitable investment for the investor. We will maintain in our files documents disclosing the basis upon which the suitability of this investor was determined.

We verify that the above subscription either does not involve a discretionary account or, if so, that we have made the investor aware, prior to subscribing for the Offered Units, of the risks entailed in investing in the Offered Units.

Broker/Dealer Firm Name:______________________________________________

Registered Representative:______________________________________________
(Please Print)

______________________________________________
Registered Representative's BRANCH ADDRESS, City, State, Zip

Branch Phone Number: ( ______) ______________________________

E-mail address: ______________________________________________

I hereby certify that I am registered in ____________________ , the state of sale.

______________________________________________
Signature of Registered Representative

AUTHORIZATION AGREEMENT FOR DIRECT DEPOSIT (ACH CREDITS)

Individual/Trust/Entity Name:______________________________________________

Individual/Trust/Entity Tax ID Number:______________________________________

I (we) hereby authorize Sail Energy Holdings, LLC, or its designee, hereinafter called the Company, to initiate credit entries to my ~ Checking Account/ ~ Savings Account/ ~ IRA Account (select one) at the depository financial institution named below, hereinafter called DEPOSITORY and to credit my (our) distributions to such account. I (we) acknowledge that the origination of ACH transactions to my (our) account must comply with the provisions of U.S. law.

Depository Name:______________________________ Branch:______________________________

City:______________________________ State:______________ Zip:__________

Routing Number:______________________________ Account Number:______________________________

This authorization is to remain in full force and effect until the Company has received written notification from me (or either of us) of its termination in such time and in such manner as to afford the Company and DEPOSITORY a reasonable opportunity to act on it.

Name:______________________________ Tax ID Number/ Social Security Number:____________________

Signature:______________________________ Date:______________, 20____

Joint Owner (if applicable):

Name:______________________________ Tax ID Number/ Social Security Number:____________________

Signature:______________________________ Date:______________, 20____

**If you are authorizing a direct ACH credit, please attach a voided check for the account listed above.**

## PART III – EXHIBITS

## EXHIBIT INDEX

| Exhibit Number | Exhibit Description |
|---|---|
| (1) | Dealer Manager Agreement by and between ARI Financial Services, Inc. and us.*** |
| (1)(a) | First Amendment to Dealer Management Agreement by and between ARI Financial Services, Inc. and us.*** |
| (1)(b) | Second Amendment to Dealer Management Agreement by and between ARI Financial Services, Inc. and us.*** |
| (2)(a) | Certificate of Formation of the issuer.*** |
| 2(b) | Limited Liability Company Agreement of the issuer.* |
| (4) | Form of Purchaser Questionnaire and Subscription Agreement.** |
| (6)(a) | Declaration of Operation with Sail Energy, LLC.*** |
| (6)(b) | Financial Advisory Services Agreement with US Energy Finance & Capital, LLC.*** |
| (6)(c) | Comprehensive Management Agreement with Sail Energy Management, LLC.*** |
| (8)(a) | Letter of Intent with Hanson Fuel Company*** |
| (8)(b) | Letter of Intent with Murray Oil Company*** |
| (8)(c) | Letter of Intent with Western Maine Propane*** |
| (9) | Escrow Agreement by and between City National Bank and us. |
| (10)(a) | Consent of ARI Financial Services, Inc. as underwriter.*** |
| (10)(b) | Consent of Gray, Gray & Gray, LLP. |
| (11) | Opinion of Kaplan Voekler Cunningham & Frank, PLC regarding legality of the Offered Units.*** |
| (12) | Sales Materials. |
| (15)(a) | Opinion of Kaplan Voekler Cunningham & Frank, PLC regarding certain tax matters.*** |

* Set forth in the Offering Circular as Appendix A
** Set forth in the Offering Circular as Appendix B
*** Previously Filed.

**EXHIBIT 1**

**DEALER MANAGER AGREEMENT BY AND BETWEEN ARI FINANCIAL SERVICES, INC. AND US**

(Previously filed)

**EXHIBIT 1(a)**

**FIRST AMENDMENT TO DEALER MANAGER AGREEMENT BY AND BETWEEN ARI FINANCIAL SERVICES, INC. AND US**

(Previously filed)

**EXHIBIT 1(b)**

**SECOND AMENDMENT TO DEALER MANAGER AGREEMENT BY AND BETWEEN ARI FINANCIAL SERVICES, INC. AND US**

(Previously filed)

**EXHIBIT 2(a)**

**CERTIFICATE OF FORMATION OF THE ISSUER**

(Previously filed)

**EXHIBIT 2(b)**

**LIMITED LIABILITY COMPANY AGREEMENT OF THE ISSUER**

(Previously filed)

## EXHIBIT 4

## FORM OF PURCHASER QUESTIONNAIRE AND SUBSCRIPTION AGREEMENT

(Previously filed)

**EXHIBIT 6(a)**

**DECLARATION OF OPERATION WITH SAIL ENERGY, LLC**

(Previously filed)

**EXHIBIT 6(b)**

**FINANCIAL ADVISORY SERVICES AGREEMENT WITH US ENERGY FINANCE &CAPITAL, LLC**

(Previously filed)

**EXHIBIT 6(c)**

**COMPREHENSIVE MANAGEMENT AGREEMENT WITH SAIL ENERGY MANAGEMENT, LLC**

(Previously filed)

**EXHIBIT 8(a)**

**LETTER OF INTENT WITH HANSON FUEL COMPANY**

(Previously filed)

**EXHIBIT 8(b)**

**LETTER OF INTENT WITH SOUTH ARM, INC., d/b/a MURRAY OIL CO.**

(Previously filed)

**EXHIBIT 8(c)**

**LETTER OF INTENT WITH WESTERN MAINE PROPANE**

(Previously filed)

**EXHIBIT 9**
**ESCROW AGREEMENT BY AND BETWEEN CITY NATIONAL BANK AND US**

**ESCROW INSTRUCTIONS**

These Escrow Instructions are given by Sail Energy Holdings, LLC, a Delaware limited liability company (the "Company"), and ARI Financial Services, Inc. ("Managing Broker-Dealer") to City National Bank, a national banking association ("Escrow Bank").

1. **OFFERING:** The Company desires to offer (the "Offering") to subscribers, through one or more registered broker-dealers (the "Selling Group"), up to $5,000,000 of Class A Units of Limited Liability Company Interest ("Units") for a purchase price of $1,000 per Unit, as more particularly set forth in the Sail Energy Holdings, LLC Offering Statement on Form 1-A, filed with the Securities and Exchange Commission on November 19, 2012, as the same may be amended from time to time, a copy of which has been delivered to Escrow Bank (the "Offering Statement"). Escrow Bank is not to be concerned with the Offering Statement, except as specifically set forth below.

The Managing Broker-Dealer intends to sell the Units as the Company's agent on an all-or-none basis and the Company and the Managing Broker-Dealer desire to establish an escrow account in which funds received from subscribers will be deposited pending completion of the escrow period. City National Bank agrees to serve as Escrow Bank in accordance with the terms and conditions set forth herein.

All members of the Selling Group shall be bound by these Escrow Instructions. However, for purposes of communications and directives with respect to the Selling Group, the Escrow Bank need only accept those signed by the Managing Broker-Dealer.

2. **ESTABLISHMENT OF THE ESCROW:**

2.1 Escrow Bank will open one (1) non-interest bearing escrow account (the "Escrow"), and the Managing Broker-Dealer, or applicable Selling Group member, will promptly deliver to Escrow Bank for deposit into the Escrow the full amount of each payment received from each subscriber (the "Subscription Price"), together with a full copy of the Subscription Agreement executed by such subscriber, showing the name, address, and taxpayer identification number of such subscriber, the purchase price for the Units subscribed for, the method of payment (check or wire), and an I.R.S. Form W-9 completed and executed by each subscriber. Escrow Bank shall have no obligation to accept monies, documents, or instructions from any party other than the Company or, in the case of funds, the Managing Broker-Dealer or applicable Selling Group member, with respect to the Escrow. All monies so deposited will be in the form either (i) a subscriber's personal check in favor of "City National Bank as Escrow Bank for Sail Energy Holdings, LLC"; or (ii) a wire pursuant to instructions to be provided by the Escrow Bank and set forth in the Subscription Agreement. Subscription Price in the form of cash or its equivalent, including wired funds, shall be deemed deposited in the Escrow when delivered to the Escrow Bank. Subscription Price deposited in the form of a check, draft or similar instrument shall be deemed deposited when the collectability thereof has been confirmed. Should any such check be returned to Escrow Bank as uncollectable for any reason, Escrow Bank will charge the amount of such unpaid check to the Escrow, notify the Company of the amount of such return check, the name of the subscriber and the reason for return, and hold such check subject to further instructions from the Company. Escrow Bank will hold all monies and other property in the Escrow free from any lien, claim, or offset, except as set forth herein, and such monies and other property shall not become the property of the Company or any other entity, nor subject to the debts thereof, unless the conditions set forth in these instructions to disbursement of such monies to the Company have been fully satisfied.

2.2 Those persons who pay their Subscription Price by check will be instructed by the applicable Selling Group member to make their checks payable to the Escrow Bank. Any Selling Group member receiving a check not conforming to the foregoing instructions shall return such check directly to such subscriber not later than noon of the next business day following its receipt. The members of the Selling Group shall transmit each check for a Subscription Price it receives to the Escrow Bank pursuant to the following procedures:

2.2.1 where, pursuant to the Selling Group member's internal supervisory procedures, internal supervisory review is conducted at the same location at which subscription documents and checks are received from subscribers, checks will be transmitted by noon of the next business day following receipt by the Selling Group member to the Escrow Bank for deposit in the Escrow; or

2.2.2 where, pursuant to the Selling Group member's internal supervisory procedures, final internal supervisory review is conducted at a different location, checks will be transmitted by 5:00 pm of the next business day following receipt by the Selling Group member to the office of the Selling Group member conducting such final internal supervisory review (the "Final Review Office"). The Final Review Office will in turn transmit by noon of the next business day following receipt at a different location by the Final Review Office such checks to the Escrow Bank for deposit directly into the Escrow.

3. **INVESTMENT:** The Escrow will not be invested. All funds will be held by the Escrow Bank in a non-interest bearing account.

4. **CANCELLATION BY THE COMPANY:** The Company may reject or cancel any subscription in whole or in part. If the Subscription Price for such rejected or cancelled subscription has been delivered to Escrow Bank, the Company will inform Escrow Bank of the rejection or cancellation, and Escrow Bank upon receiving such notice will refund to the subscriber the Subscription Price. If the Company rejects or cancels any subscription for which the Escrow Bank has not yet collected funds but has submitted the subscriber's check for collection, the Escrow Bank shall promptly issue a check in the amount of the subscriber's check to the rejected subscriber after the Escrow Bank has cleared such funds. If the Escrow Bank has not yet submitted a rejected subscriber's check for collection, the Escrow Bank shall promptly remit the subscriber's check directly to the subscriber.

5. **CANCELLATION BY SUBSCRIBERS:** All Subscriptions are irrevocable, and no subscriber will have any right to cancel or rescind the subscription, except as described in the Offering Statement or otherwise required under the law of any jurisdiction in which the Units are sold.

6. **CLOSING:**

6.1 The Escrow will remain open (and funds deposited therein shall not be disbursed to the Company) until the earliest to occur of the following: (i) Receipt by Escrow Bank of the Subscription Price for at least $5,000,000 of Units (the "Minimum Offering Amount"), together with a written instruction to the Escrow Bank that the Escrow be closed; (ii) 5:00 p.m. on April 30, 2013, as may be extended by the Company to not later than July 31, 2013 by written notice to the Escrow Bank from the Company and the Managing-Broker Dealer (the "Closing Date"); or (iii) the date upon which a determination is made by the Company and the Managing Broker-Dealer to terminate the Offering prior to the sale of the Minimum Offering Amount and notice thereof is delivered to the Escrow Bank.

6.2 If, prior to or upon the Closing Date, Escrow Bank has received (i) the Minimum Offering Amount and (ii) confirming instructions from the Managing Broker Dealer, Escrow Bank shall transfer by wire transfer or other suitable means all monies, instruments, and other documents in the Escrow to the Company as soon as such monies have been collected in good funds. Thereafter, the Escrow will close.

6.3 In the event the Escrow Bank does not receive the Minimum Offering Amount prior to the termination of the period set forth in Section 6.1(ii), or if at any time prior to the distribution of funds in accordance with Section 6.2 the Company gives notice to Escrow Bank terminating the Offering, the Escrow Bank shall promptly refund to each subscriber the amount received from such subscriber, and the Escrow Bank shall notify the Company and the Managing Broker-Dealer of its distribution of the funds.

6.4 In the event a determination is made by the Company and the Managing Broker-Dealer pursuant to Section 6.1(iii), Escrow Bank shall promptly refund to each subscriber the amount received from such subscriber without further notice to the Company. Under no circumstances will Escrow Bank be required to disburse any monies until the check therefor has been collected in good funds.

7. **INSTRUCTIONS AND AMENDMENTS:** All notices and instructions to Escrow Bank must be in writing and may be delivered personally or mailed, certified or registered mail, return receipt requested, addressed to **City National Bank, 555 South Flower Street, 12th Floor, Los Angeles, CA 90071 Attention: Sue Behning/VP, Trust Officer/Wealth Management Services – TRUST DEPARTMENT** All such notices and

instructions will be deemed given when received by Escrow Bank, as shown on the receipt therefor. All instructions from the Company will be signed by Dennis J.O'Brien as President and Chief Executive Officer of Sail Energy Management, LLC, the Manager of the Company, or by another duly authorized officer of Sail Energy Management, LLC, likewise all instructions from the Managing Broker Dealer will be signed by Brian Candler as President of ARI Financial Services, LLC the Managing Broker Dealer. Unless otherwise provided herein, these instructions may be amended or further instructions given only to the extent that such amendments or instructions are consistent with, and do not add materially to, the description of the Escrow contained in the circular, unless consented to in writing by all subscribers whose Subscription Prices have been received by Escrow Bank therefore and unless disclosed to all subscribers thereafter.

8. **FEES:** Escrow Bank shall be entitled to an initial, non-refundable, set-up fee of $2,000.00 payable concurrently with its acceptance, and upon opening of this Escrow, plus actual expenses incurred in performing its duties hereunder. The Company will pay Escrow Bank's fees and expenses provided that upon the close of the Escrow, Escrow Bank may withhold from any amounts disbursed to the Company the amount of its then earned but unpaid fees and expenses. Fees will be charged pursuant to the fee schedule attached hereto and incorporated herein by reference.

9. **EXCULPATION:** Escrow Bank will not be liable for:

9.1 The genuineness, sufficiency, correctness as to form, manner of execution, or validity of any instrument deposited in the Escrow, nor the identity, authority, or rights of any person executing the same.

9.2 Any misrepresentation or omission in the Offering Statement or any failure to keep or comply with any of the provisions of any agreement, contract, or other instrument referred to therein; or

9.3 The failure of the Company or Managing Broker-Dealer to transmit, or any delay in transmitting any subscriber's Subscription Price to Escrow Bank. Escrow Bank's duties hereunder shall be limited to the safekeeping of monies, instruments, or other documents received by the Escrow Bank into the Escrow, and for the disposition of same in accordance with this Escrow Agreement and any further instructions pursuant to this Escrow Agreement.

10. **INTERPLEADER:** In the event conflicting demands are made or notices served upon Escrow Bank with respect to the Escrow, Escrow Bank shall have the absolute right at its election to do either or both of the following:

10.1 Withhold and stop all further proceedings in, and performance of, this Escrow; or

10.2 File a suit in interpleader and obtain an order from the court requiring the parties to litigate their several claims and rights among themselves. In the event such interpleader suit is brought, Escrow Bank shall be fully released from any obligation to perform any further duties imposed upon it hereunder, and the Company shall pay Escrow Bank all costs, expenses, and reasonable attorney's fees expended or incurred by Escrow Bank, (or allocable to its in-house counsel), the amount thereof to be fixed and a judgment thereof to be rendered by the court in such suit.

11. **INDEMNITY:** The Company further agrees to pay on demand, and to indemnify and hold Escrow Bank harmless from and against, all cost, damages, judgments, reasonable attorney's fees, expenses, obligations, and liabilities of any kind or nature which, in good faith, Escrow Bank may incur or sustain in connection with or arising out of the Escrow, and Escrow Bank is hereby given a lien upon all the rights, titles, and interest of the Company in monies and other property deposited in the Escrow, to protect Escrow Bank's rights and to indemnify and reimburse Escrow Bank under these Escrow Instructions.

12. **RESIGNATION OF ESCROW BANK:** Escrow Bank may resign herefrom upon thirty (30) days' written notice to the Company and shall thereupon be fully released from any obligation to perform any further duties imposed upon it hereunder. Escrow Bank will transfer all files, records and funds relating to the Escrow to any successor escrow holder upon receipt of a copy of executed escrow instructions designating such successor.

13. **FACSIMILE:** The Company agrees that Escrow Bank may, but need not, honor and follow instructions, amendments or other orders ("orders") which shall be provided by electronic transmission ("e-mail") or by telephone facsimile transmission ("faxed") to Escrow Bank in connection with this Escrow and may act thereon without further inquiry and regardless of by whom or by what means the actual or purported signature of the Company may have been affixed thereto if such signature in Escrow Bank's sole judgment resembles the signature of the Company. The Company indemnifies and holds Escrow Bank free and harmless from any and all liability, suits, claims, or causes of action which may arise from loss or claim of loss resulting from any forged, improper, wrongful, or unauthorized e-mail or faxed order. The Company agrees to pay all reasonable attorney fees and cost incurred by Escrow Bank (or allocable to its in-house counsel), in connection with said claim(s).

14. **OTHER:**

14.1 Time is of the essence of these and all additional or changed instructions.

14.2 These Escrow Instructions may be executed in counterparts, each of which so executed shall, irrespective of the date of its execution and delivery, be deemed an original, and said counterparts together shall constitute one and the same instrument.

14.3 These Escrow Instructions shall be governed by, and shall be construed according to, the laws of the State of California.

14.4 The Company will not make any reference to City National Bank in connection with the Offering except with respect to its role as Escrow Bank hereunder, and in no event will the Company state or imply the Escrow Bank has investigated or endorsed the Offering in any manner whatsoever.

14.5 **Important Information About Procedures for Opening a New Account.** To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means for the Company is that upon opening an account, City National Bank will ask for the Company's name, address, and other information that will allow City National Bank to identify the Company. City National Bank may also ask to see the Company's identifying documents.

[Signatures on following page]

**IN WITNESS WHEREOF**, The parties have executed these Escrow Instructions as of the date set forth besides such parties' signature below.

"COMPANY" Sail Energy Holdings, LLC, a Delaware limited liability company

By Sail Energy Management, LLC
Its Manager



By. Dennis J. O'Brien
Its: President and Chief Executive Officer
Date Feb 19, 2013

Notice Address Sail Energy Holdings LLC
80 Daniel Street
Portsmouth, New Hampshire 03802
Attention: Dennis J. O'Brien
Fax (855) 455-9001

"ESCROW BANK" CITY NATIONAL BANK, a national banking association

(signature)



By Sue Behning
Its: Vice President
Date 2/15/13
A/C # ESC12735
Notice Address: As set forth in Section 7

"MANAGING BROKER DEALER" ARI FINANCIAL SERVICES, INC, a Missouri corporation

(signature)

By: Brian Candler
Its: President, CEO
Date:

Notice Address: ARI Financial Services, Inc.
4745 West 136th Street Suite 91
Leawood, Kansas 66224
Attention. Brian Candler
Fax (816) 817-1110

**IN WITNESS WHEREOF**, The parties have executed these Escrow Instructions as of the date set forth besides such parties' signature below.

"COMPANY" Sail Energy Holdings, LLC, a Delaware limited liability company

By: Sail Energy Management, LLC
Its: Manager

By: Dennis J. O'Brien
Its: President and Chief Executive Officer

Date:

Notice Address: Sail Energy Holdings, LLC
80 Daniel Street
Portsmouth, New Hampshire 03802
Attention: Dennis J. O'Brien
Fax: (855) 435-9001

"ESCROW BANK" CITY NATIONAL BANK, a national banking association

(signature)

By.
Its:
Date

Notice Address: As set forth in Section 7.

"MANAGING BROKER DEALER" ARI FINANCIAL SERVICES, INC, a Missouri corporation



(signature)

By. Brian Candler
Its: President, CEO
Date: 2/14/13

Notice Address: ARI Financial Services, Inc.
4745 West 136th Street Suite 91
Leawood, Kansas 66224
Attention: Brian Candler
Fax: (816) 817-1110

## EXHIBIT 10(a)

## CONSENT OF ARI FINANCIAL SERVICES, INC. AS UNDERWRITER

(Previously filed)

**EXHIBIT 10(b)**

**CONSENT OF GRAY, GRAY & GRAY, LLP**

34 SOUTHWEST PARK
WESTWOOD, MA 02090
TEL: 781-407-0300
FAX: 781-407-0303


GRAY GRAY & GRAY, LLP

CERTIFIED PUBLIC ACCOUNTANTS
VISION • DIRECTION • SUCCESS
WWW.GGGCPAS.COM

**CONSENT OF INDEPENDENT ACCOUNTANTS AND AUDITORS**

The Members of
Sail Energy Holdings, LLC
Portsmouth, New Hampshire

Gray, Gray & Gray, LLP consents to the use in the Offering Circular constituting a part of this Offering Statement on Form 1-A, as it may be amended, of: our independent accountants' auditors report dated November 15, 2012 relating to the financial statements of Sail Energy Holdings, LLC as of September 30, 2012, and for the period from inception (May 4, 2012) to September 30, 2012.

GRAY, GRAY & GRAY, LLP

*Gray, Gray & Gray, LLP*

Westwood, Massachusetts
February 26, 2013

{00370071.1 }

## EXHIBIT 11

## OPINION OF KAPLAN VOEKLER CUNNINGHAM & FRANK, PLC REGARDING LEGALITY OF THE OFFERED UNITS

(Previously filed)

# EXHIBIT 12

## SALES MATERIALS

The issuer does not intend to use any sales materials other than the Offering Circular.

## EXHIBIT 15(a)

## OPINION OF KAPLAN VOEKLER CUNNINGHAM & FRANK, PLC REGARDING CERTAIN TAX MATTERS

(Previously filed)

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of NEWBURYPORT, State of MASSACHUSETTS on February26, 2013.

SAIL ENERGY HOLDINGS, LLC,
a Delaware limited liability company

By: SAIL ENERGY MANAGEMENT, LLC,
a Delaware corporation

Its: Manager



By: ____________________

Name: Dennis J. O'Brien

Its: President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

**THE SOLE MANAGER ON THE BOARD OF MANAGERS OF SAIL ENERGY MANAGEMENT, LLC, THE SOLE MANAGER OF THE ISSUER:**



____________________

Dennis J. O'Brien

Date: Feb 26, 2013

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, DC 20549**

**AMENDMENT NO. ~~2~~3**
**TO**
**FORM 1-A**

**REGULATION A OFFERING STATEMENT**
**UNDER THE SECURITIES ACT OF 1933**

**Sail Energy Holdings, LLC**

---

(Exact name of issuer as specified in its charter)

**Delaware**

---

(State or other jurisdiction of incorporation or organization)

**80 Daniel Street, #242**
**Portsmouth, New Hampshire 03802-0242**
**877-455-9001**

---

(Name, address, including zip code, and telephone number,
including area code, of issuer's principal executive office)

**c/o Dennis O'Brien**
**Sail Energy Management, LLC**
**President and Chief Executive Officer**
**80 Daniel Street, #242**
**Portsmouth, New Hampshire 03802-0242**
**855-455-9001**

---

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

| 5983 | 46-1052363 |
|---|---|
| (Primary standard Industrial Classification Code Number) | (I.R.S. Employer Identification Number) |

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

## PART I
## NOTIFICATION

**Item 1.** **Significant Parties**

(a) As a limited liability company, the issuer has a manager rather than directors. The issuer's manager is:

| Name | | Address |
|---|---|---|
| Sail Energy Management, LLC | Business: | 80 Daniel Street, #242<br>Portsmouth, NH 03802-0242 |
| | Residential: | Not applicable as the manager is an entity and not an individual |

As a limited liability company, the manager has managers rather than directors. The manager's managers are:

| | | |
|---|---|---|
| Dennis J. O'Brien | Business: | 80 Daniel Street<br>Portsmouth, NH 03802-0242 |
| | Residential: | 33 Warren Street<br>Newburyport, MA 01950 |
| Brian G. Woodward | Business: | 4745 W. 136th Street<br>Leawood, Kansas 66224 |
| | Residential: | 54 Grandview Drive<br>Dover, NH 03820 |
| Steven Abbate | Business: | 4504 Stonecrest Drive<br>Ellicott City, MD 21043 |
| | Residential: | 4504 Stonecrest Drive<br>Elicott City, MD 21043 |

(b) The issuer has no officers.

The issuer's manager's officers are:

| Name | | Address |
|---|---|---|
| Dennis J. O'Brien,<br>President and<br>Chief Executive Officer | Business: | 80 Daniel Street<br>Portsmouth, NH 03802-0242 |
| | Residential: | 33 Warren Street<br>Newburyport, MA 01950 |
| Brian G. Woodward,<br>Chief Financial Officer | Business: | 80 Daniel Street<br>Portsmouth, NH 03802-0242 |
| | Residential: | 54 Grandview Drive<br>Dover, NH 03820 |

(c) Not applicable with respect to the issuer as the issuer is a limited liability company and has a manager rather than a general partner.

Not applicable with respect to the issuer's manager as the manager is a limited liability company and has managers rather than a general partner.

(d) The record owners of 5% or more of the membership interests of the issuer are:

| Name | | Address |
|---|---|---|
| Dennis J. O'Brien<br>(Sole member) | Business: | 80 Daniel Street, #242<br>Portsmouth, NH 03802-0242 |
| | Residential: | 33 Warren Street<br>Newburyport, MA 01950 |

The record owners of 5% or more of the membership interests of the issuer's manager are:

| Name | | Address |
|---|---|---|
| Dennis J. O'Brien<br>(Sole member) | Business: | 80 Daniel Street, #242<br>Portsmouth, NH 03802-0242 |
| | Residential: | 33 Warren Street<br>Newburyport, MA 01950 |

(e) The beneficial owners of greater than 5% of the membership interests of the issuer are:

| Name | | Address |
|---|---|---|
| Dennis J. O'Brien | Business: | 80 Daniel Street, #242<br>Portsmouth, NH 03802-0242 |
| | Residential: | 33 Warren Street<br>Newburyport, MA 01950 |

The beneficial owners of greater than 5% of the membership interests of the issuer's manager are:

| Name | | Address |
|---|---|---|
| Dennis J. O'Brien | Business: | 80 Daniel Street, #242<br>Portsmouth, NH 03802-0242 |
| | Residential: | 33 Warren Street<br>Newburyport, MA 01950 |

(f) The promoters of the issuer are:

| Name | | Address |
|---|---|---|
| Dennis J. O'Brien | Business: | 80 Daniel Street, #242<br>Portsmouth, NH 03802-0242 |
| | Residential: | 33 Warren Street<br>Newburyport, MA 01950 |

(g) The affiliates of the issuer are:

| Name | | Address |
|---|---|---|
| Sail Energy, LLC | Business: | 80 Daniel Street, #242<br>Portsmouth, NH 03802-0242 |
| | Residential: | Not applicable as Sail Energy, LLC is an entity rather than an individual. |
| Sail Energy Management, LLC | Business: | 80 Daniel Street, #242<br>Portsmouth, NH 03802-0242 |

| | | |
|---|---|---|
| | Residential: | Not applicable as Sail Energy Management, LLC is an entity rather than an individual. |
| Seacoast Energy Consulting, LLC | Business: | 33 Warren Street<br>Newburyport, MA 01950 |
| | Residential: | Not applicable as Seacoast Energy Consulting, LLC is an entity rather than an individual. |

(h) Counsel to the issuer with respect to the proposed offering is:

| **Name** | | **Address** |
|---|---|---|
| Kaplan Voekler Cunningham & Frank, PLC | Business: | 7 East 2nd Street<br>Richmond, Virginia 23224 |
| | Residential: | Not applicable as Kaplan Voekler Cunningham & Frank, PLC is an entity rather than an individual. |

(i) The underwriter with respect to the proposed offering is:

| **Name** | | **Address** |
|---|---|---|
| ARI Financial Services, Inc., a Missouri corporation | Business: | 4745 W. 136th Street<br>Suite 91<br>Leawood, Kansas 66224 |
| | Residential: | Not applicable as ARI Financial Services, Inc. is an entity rather than an individual. |

(j) The underwriter's directors are:

| **Name** | | **Address** |
|---|---|---|
| Brian Candler | Business: | 4745 W. 136th Street<br>Suite 91<br>Leawood, Kansas 66224 |

| | Residential: | 5204 W. $128^{th}$ Street<br>Leawood, Kansas 66209 |
|---|---|---|

(k) The underwriter's officers are:

| **Name** | | **Address** |
|---|---|---|
| Brian Candler | Business: | 4745 W. $136^{th}$ Street<br>Suite 91<br>Leawood, Kansas 66224 |
| | Residential: | 5204 W. $128^{th}$ Street<br>Leawood, Kansas 66209 |

(l) The underwriter has no general partners.

(m) Counsel to the underwriter is:

| **Name** | | **Address** |
|---|---|---|
| Kaplan Voekler Cunningham & Frank, PLC, solely with respect to obtaining a no-objection letter from the Financial Industry Regulatory Authority on behalf of the underwriter | Business: | 7 East $2^{nd}$ Street<br>Richmond, Virginia 23224 |
| | Residential: | Not applicable as Kaplan Voekler Cunningham & Frank, PLC is an entity rather than an individual. |

**Item 2. Application of Rule 262**

(a) None of the persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable as none of the persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

**Item 3. Affiliate Sales**

Not applicable as no part of the proposed offering involves the resale of securities by affiliates of the issuer.

**Item 4. Jurisdictions in Which Securities are to be Offered**

(a) The securities will be offered by the underwriter in the following states: Arizona, California, Florida, Massachusetts, Texas and Washington. The issuer intends to register the securities in each of California, Florida, Massachusetts, Texas and Washington. In Arizona, the securities will be offered pursuant to the suitability exemption contained in Arizona Administrative Code Section R14-4-144.

(b) Not applicable as none of the securities will be offered by persons other than the underwriter, dealers or salesmen.

**Item 5. Unregistered Securities Issued or Sold Within One Year**

On May 4, 2012, the issuer was formed and issued 2,143 Class B Units to Dennis O'Brien, as the issuer's initial member for nominal cash consideration.

The issuer relied on the private placement exemption found in Section 4(2) of the Securities Act of 1933 (the "Securities Act") for the issuance of its initial membership interest to Dennis J. O'Brien. As Mr. O'Brien is the founding member of the issuer, there was no public solicitation with respect to this initial issuance. Further, Dennis J. O'Brien is currently the Chairman, President and Chief Executive Officer of the manager of the issuer and therefore controls the issuer's business decisions and has access to all information regarding the issuer. The issuer has no predecessors.

On May 4, 2012, the issuer's sole subsidiary, Sail Energy, LLC, was formed and issued 100% of its membership interest to the issuer for nominal cash consideration. Sail Energy, LLC relied on the private placement exemption found in Section 4(2) of the Securities Act for the issuance of its initial membership interest to Sail Energy Holdings, LLC. As Sail Energy Holdings, LLC is the founding member of Sail Energy, LLC, there was no public solicitation with respect to this initial issuance.

On November 13, 2012, the issuer's affiliate, Sail Energy Management, LLC, was formed and issued 100% of its membership interest to Dennis J. O'Brien for nominal cash consideration. Sail Energy Management, LLC relied on the private placement exemption found in Section 4(2) of the Securities Act for the issuance of its initial membership interest to Dennis J. O'Brien. As Mr. O'Brien is the founding member of Sail Energy Management, LLC, there was no public solicitation with respect to this initial issuance. Further, Dennis J. O'Brien is currently the Chairman, President and Chief Executive Officer of Sail Energy Management, LLC and therefore controls the its business decisions and has access to all information regarding it.

**Item 6. Other Present or Proposed Offerings**

Neither the issuer nor any of its affiliates are currently offering contemplating the offering of any securities in addition to those covered by this Form 1-A.

**Item 7. Marketing Arrangements**

(a) Not applicable. There is no arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold any underwriter or dealer responsible for the distribution of its participation.

(b) Not applicable. The underwriter does not intend to confirm sales to any accounts over which it exercises discretionary authority.

**Item 8. Relationship with Issuer of Experts Named in Offering Statement**

No expert named in the Offering Statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its parents or subsidiaries as a promoter, underwriter, voting trustee, director, officer, or employee.

**Item 9. Use of a Solicitation of Interest Document**

No publication authorized by Rule 254 was used prior to the filing of this notification.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

# Sail Energy Holdings, LLC

**80 Daniel Street, #242**
**Portsmouth, New Hampshire 03802-0242**
**855-455-9001**

## Class A Units of Membership Interest

**$5,000,000 Maximum Aggregate Offering Amount (5,000 Units)**

Sail Energy Holdings, LLC, a Delaware limited liability company, is offering an aggregate of $5,000,000 of Class A units of our membership interests, or the Offered Units, in accordance with the terms described in this Offering Circular. The purchase price per Offered Unit is $1,000 and the minimum purchase requirement is twenty (20) Offered Units ($20,000), however, we can waive the minimum purchase requirement at our sole discretion. We must sell the total offering amount of 5,000 Offered Units ($5,000,000) before we may receive any proceeds from this offering. We anticipate an initial closing date on or before ~~January~~March 31, 2013, but in any event no later than ~~February 28~~April 30 2013, and this offering shall terminate on ~~February 28~~April 30, 2013, subject to an extension of such termination date to ~~May~~July 31, 2013 by a qualified amendment of the Offering Statement of which this Offering Circular is a part. Proceeds from this offering will be held in escrow with City National Bank, as escrow agent, until we have sold the entire offering amount. If we do not receive and accept subscriptions for the full offering amount prior to the offering termination date, ~~February 28~~April 30, 2013, as may be extended, the escrow agent will promptly refund subscribers' purchase prices, together with any interest accrued thereon. The Offered Units are being offered only in the states of Arizona, California, Florida, Massachusetts, Texas and Washington and solely to persons who meet the suitability standards set forth herein, provided, however we may not consummate sales in Florida, Massachusetts, Texas and Washington until the registration of the Offered Units in the applicable state is declared effective. There is no public market for our Offered Units and we do not anticipate that one will develop. In addition, our Offered Units are subject to transfer restrictions contained in our operating agreement, which requires that our manager, Sail Energy Management, LLC, consent to any proposed transfer. *See* "**WHO MAY INVEST.**" Purchasers of the Offered Units may be referred to herein as "Class A Members of our Company" or "Class A Members."

**An investment in the Offered Units is subject to several risks. Prospective investors should carefully review the RISK FACTORS beginning on page 7.**

The economic, voting and other rights of purchasers of Offered Units are set forth in our operating agreement, in the form attached to this Offering Circular as Appendix A and to which investors will become party upon the acceptance of their subscriptions and the release of the proceeds from this offering to us. Purchasers of Offered Units are entitled to certain preferences in the distribution of our operating cash flow and our net proceeds from capital transactions. **These preferences are not a guarantee of any return on an investment in us or the return of your invested capital, each of which depends on both our achievement of positive cash flow and our manager's discretion in declaring distributions**. Subject to the foregoing, purchasers of the Offered Units will be entitled to receive a cumulative preferred return of four percent (4%) per annum for the first twenty four (24) months and six percent (6%) per annum thereafter on their unreturned capital contributions to us. If our manager elects to make distributions of our operating cash flow, such operating cash flow will first be distributed to our Class A Members to the extent of any unpaid cumulative preferred return. Thereafter, and until the dissolution of the Company, distributions of available cash from operating cash flow will be made to all Members, *pro rata*, in accordance with their respective percentage interests in our Company. If we engage in a material capital transaction (such as a sale of substantially all of our subsidiaries' assets), the net proceeds of such a transaction will first be distributed to the Class A Members, *pro rata*, until each such Class A Member has received aggregate distributions (including prior distributions from operating cash flow and from prior material capital transactions) equal to any remaining unpaid cumulative preferred return. Thereafter, the remaining balance, if any, will be distributed *pro rata* among the Members in accordance with their respective percentage interests in our Company. *See* "**DESCRIPTION OF OFFERED SECURITIES.**"

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

**Preliminary Offering Circular**
**Subject to Completion, Dated ~~January 29~~February 26, 2013**

**THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.**

| | Price to Public | Underwriting Discounts and Commissions | Proceeds to Company |
|---|---|---|---|
| Per Offered Unit: | $1,000 | $100 | $900 |
| Total: | $5,000,000 | $500,000 | $4,500,000 |

The Offered Units will be offered to prospective investors on a best efforts basis by ARI Financial Services, Inc., or our dealer manager, a member firm of the Financial Industry Regulatory Authority, or FINRA. Our dealer manager may engage other FINRA member firms as participating broker-dealers who will receive commissions on the sale of the Offered Units. Our dealer manager will receive selling commissions of 6.5% of the offering proceeds, which it will re-allow and pay to participating broker-dealers, who sell Offered Units, and our dealer manager will also receive a non-accountable due diligence, marketing and expense reimbursement fee of 1.0% of the offering proceeds, which it may also re-allow and pay to the participating broker-dealers. In addition, our dealer manager will receive a dealer manager fee equal to 2.5% of the gross proceeds of the offering.

No dealer, broker, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Offering Circular and, if given or made, such other information should not be relied upon as having been authorized by our Company or our dealer manager. This Offering Circular constitutes an offer to sell or a solicitation of an offer to buy the Offered Units solely in the states of Arizona, California, Florida, Massachusetts, Texas and Washington. If you are a resident of a state other than the foregoing and have received this Offering Circular, please return the Offering Circular to our Company or our dealer manager, keeping no copies thereof. Notwithstanding the foregoing, sales in Florida, Massachusetts, Texas and Washington may not be completed until the registration of the Offered Units in the applicable state has been declared effective. Neither the delivery of this Offering Circular, any sale made hereunder, nor the filing or other use of this Offering Circular shall create an implication that there has been no change in the affairs of the Company since the date hereof or imply that any information herein is accurate or complete as of any later date. If you have a received a Preliminary Offering Circular, however, we are required to provide you with a revised Preliminary Offering Circular or a complete Offering Circular if our Preliminary Offering Circular is inaccurate or inadequate in any material respect.

## WHO MAY INVEST

### General

An investment in the Offered Units involves significant risk and is only suitable for persons who have adequate financial means, desire a relatively long-term investment and who will not need immediate liquidity from their investment. There is no public market for our Offered Units and we do not anticipate that one will develop, which means that it may be difficult for you to sell your Offered Units. This investment is not suitable for persons who require immediate liquidity or guaranteed income, who seek a short-term investment, or who cannot bear the loss of their entire investment.

In consideration of these factors, we have established general suitability standards for purchasers of the Offered Units in this offering. These suitability standards require that a purchaser of our Offered Units have, excluding the value of a purchaser's home, furnishings and automobiles, either:

a net worth of at least $500,000; or

a gross annual income of at least $150,000 and a net worth of at least $250,000.

In addition, in California and Arizona, an investor's investment in our company cannot exceed 10% of such investor's net worth. In Arizona an investor's gross annual income must exceed $150,000, individually, or $200,000 jointly with a spouse and such investors must have a reasonable expectation that they will have such income in the current year. In the case of sales to fiduciary accounts (such as an IRA, Keogh Plan, or pension or profit sharing plan), these suitability standards must be met by the beneficiary, the fiduciary account or by the person who directly or indirectly supplied the funds for the purchase of our Offered Units if that person is the fiduciary. In the case of gifts to minors, the suitability standards must be met by the custodian account or by the donor.

These suitability standards are intended to help ensure that, given the long-term nature of an investment in our Offered Units, our investment objectives and the relative illiquidity of the Offered Units, an investment in the Offered Units is an appropriate investment for those who become Class A Members.

Our operating agreement provides that in order to transfer a membership interest in us, a member must first give our manager, Sail Energy Management, LLC, at least five business days notice of the member's intent to assign any of its Units. Our manager must consent to the transfer before the member may transfer its membership interest to a third party, and our manager may withhold such consent if the proposed transfer would cause us to violate any law, rule or regulation applicable to us or the membership interest to be transferred. With respect to our suitability standards, our manager may withhold its consent to a proposed transfer if the proposed transferee resides in a state which requires the Company to apply suitability standards to subsequent transferees of securities and such proposed transferee does not meet our suitability standards. Additionally, our manager intends to withhold its consent if necessary to ensure our Company remains within a safe harbor from treatment as a publicly traded partnership. *See* "**MATERIAL FEDERAL TAX CONSEQUENCES – Classification as a Partnership.**"

### Broker-Dealer Requirements

Each of the participating broker-dealers, authorized registered representatives or any other person selling Offered Units on our behalf is required to:

- make every reasonable effort to determine that the purchase of Offered Units is a suitable and appropriate investment for each investor based on information provided by such investor to the broker-dealer, including such investor's age, investment objectives, income, net worth, financial situation and other investments held by such investor; and
- maintain, for at least six years, records of the information used to determine that an investment in our Offered Units is suitable and appropriate for each investor.

In making this determination, your participating broker-dealer, authorized registered representative or other person selling Offered Units on our behalf will, based on a review of the information provided by you, consider whether you:

- meet the minimum income and net worth standards established in your state;
- can reasonably benefit from an investment in our Offered Units based on your overall investment objectives and portfolio structure;
- are able to bear the economic risk of the investment based on your overall financial situation; and
- have an apparent understanding of:
  - the fundamental risks of an investment in the Offered Units;
  - the risk that you may lose your entire investment;
  - the lack of liquidity of the Offered Units;
  - the restrictions on transferability of the Offered Units;
  - the background and qualifications of our management; and
  - our business.

In addition, by signing your Purchaser Questionnaire and Subscription Agreement, you represent and warrant to us that you have received a copy of this Offering Circular and that you meet the net worth and annual gross income requirements described above and applicable in your state. These representations and warranties help us to ensure that you are fully informed about an investment in us and that we adhere to our suitability standards. In the event you or another Class A Member or a regulatory authority attempted to hold us liable because Class A Members did not receive copies of this Offering Circular or because we failed to adhere to each state's investor suitability requirements, we will assert these representations and warranties made by you in any proceeding in which such potential liability is disputed in an attempt to avoid any such liability. By making these representations, you will not waive any rights that you may have under federal or state securities laws.

**Restrictions Imposed by the USA PATRIOT Act and Related Acts**

In accordance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, the securities offered hereby may not be offered, sold, transferred or delivered, directly or indirectly, to any "unacceptable investor," which means anyone who is:

- a "designated national," "specially designated national," "specially designated terrorist," "specially designated global terrorist," "foreign terrorist organization," or "blocked person" within the definitions set forth in the Foreign Assets Control Regulations of the United States, or U.S., Treasury Department;
- acting on behalf of, or an entity owned or controlled by, any government against whom the U.S. maintains economic sanctions or embargoes under the Regulations of the U.S. Treasury Department;
- within the scope of Executive Order 13224 — Blocking Property and Prohibiting Transactions with Persons who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001;
- a person or entity subject to additional restrictions imposed by any of the following statutes or regulations and executive orders issued thereunder: the Trading with the Enemy Act, the National Emergencies Act, the Antiterrorism and Effective Death Penalty Act of 1996, the International Emergency Economic Powers Act, the United Nations Participation Act, the International Security and Development Cooperation Act, the Nuclear Proliferation Prevention Act of 1994, the Foreign Narcotics Kingpin Designation Act, the Iran and

Libya Sanctions Act of 1996, the Cuban Democracy Act, the Cuban Liberty and Democratic Solidarity Act and the Foreign Operations, Export Financing and Related Programs Appropriations Act or any other law of similar import as to any non-U.S. country, as each such act or law has been or may be amended, adjusted, modified or reviewed from time to time; or

- designated or blocked, associated or involved in terrorism, or subject to restrictions under laws, regulations, or executive orders as may apply in the future similar to those set forth above.

## HOW TO SUBSCRIBE

Prospective investors who meet the suitability standards described above herein may subscribe for Offered Units as follows:

- Review this entire Offering Circular and any appendices, exhibits and supplements accompanying this Offering Circular.

- Complete the execution copy of the Purchaser Questionnaire and Subscription Agreement, or Subscription Agreement. A specimen copy of the Subscription Agreement is included in this Offering Circular as Appendix B. Although not a requirement to invest in this offering, we ask you to provide information in the Subscription Agreement if you would qualify as an "accredited investor" as defined in Regulation D promulgated under the Securities Act of 1933, as amended.

- Deliver your completed and executed Subscription Agreement to our dealer manager at the address set forth in the Subscription Agreement.

- If you are paying the purchase price for your Offered Units via check, deliver your check for the full purchase price to our dealer manager, and if you are paying via wire transfer, transmit your full purchase price to City National Bank, our escrow agent, pursuant to the wiring instructions in your Subscription Agreement.

- Your check should be made payable to "City National Bank, as Escrow Agent for Sail Energy Holdings, LLC." You may also deliver the purchase price of the Offered Units directly to City National Bank, our escrow agent, pursuant to wiring instructions included in the Subscription Agreement

By executing the Subscription Agreement and paying the total purchase price for the Offered Units subscribed for, each investor attests that he or she meets the minimum income and net worth standards we have established.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription, in whole or in part. An approved custodian or trustee must process and forward to us subscriptions made through IRAs, Keogh plans, 401(k) plans and other tax-deferred plans. If we do not accept your subscription, our escrow agent promptly return your check without interest, or promptly refund any purchase price transferred via wire transfer. Any subscription application not accepted within thirty (30) days of receipt shall be deemed rejected. Accepted subscription amounts will be placed in a non-interest-bearing escrow account with City National Bank, as escrow agent, until subscriptions for the full offering amount have been received and accepted by us, at which time the escrow agent will release the proceeds, and any interest earned thereon, to our Company which will use the proceeds for the purposes described in this Offering Circular.

If we do not receive and accept subscriptions for the full offering amount prior to the offering termination date, ~~February~~ 28April 30, 2013, as may be extended to ~~May~~July ______ 31, 2013, the escrow agent will promptly refund subscribers' purchase prices following the termination of the offering.

See the "**WHO MAY INVEST**" and the "**PLAN OF DISTRIBUTION**" sections of this Offering Circular for additional details on how you can subscribe for Offered Units.

TABLE OF CONTENTS



**Appendices – All Appendices have been filed with the SEC as exhibits to the Offering Statement of which this offering circular is a part.**

Appendix A –Limited Liability Company Agreement
Appendix B – Form of Purchaser Questionnaire and Subscription Agreement

## SUMMARY OF THE OFFERING CIRCULAR

*This summary of the offering circular highlights material information contained elsewhere in this offering circular. Because it is a summary, it may not contain all of the information that is important to your decision whether to invest in the Offered Units. To understand this offering fully, you should read the entire offering circular carefully, including the "Risk Factors" section. The use of the words "we," "us," "the Company," or "our" refers to Sail Energy Holdings, LLC and our subsidiary, Sail Energy, LLC. The term "operating agreement" refers to our Company's Limited Liability Company Agreement dated as of May 4, 2012.*

### General

We were formed as a Delaware limited liability company on May 4, 2012. We intend to provide investors in the Offered Units the potential for income and growth primarily through the acquisition and operation of businesses involving retail propane and heating oil and, to a lesser extent, refined petroleum products such as kerosene, gasoline and diesel fuels, and related products and services as well as through organic growth. We expect that refined petroleum products, on a *proforma* basis, will represent less than 10% of our gross profits from our initial planned acquisitions. We intend to purchase our initial planned acquisitions, and own and operate our business through our subsidiary, Sail Energy, LLC, a Delaware limited liability company, or Sail Energy. Sail Energy Management, LLC, a Delaware corporation, or Sail Energy Management, will be our manager with control over our planned operations pursuant to the terms and conditions of our Comprehensive Management Agreement, or management agreement, with it.

As the sole member and manager of Sail Energy, we have complete control over any actions taken with respect to it, subject to certain voting rights held by or Members as described below. Further, as the sole member of Sail Energy, we would be entitled to 100% of all cash from planned operations and net proceeds from capital transactions from Sail Energy.

Our Company's three initial acquisition targets are family-owned full service retail energy distributors with significant residential and commercial customer lists. These distributors sell a combination of propane, heating oil and other refined petroleum products, including kerosene, gasoline and diesel fuels, along with related equipment parts and services throughout the Northeast region of the United States. We have letters of intent with each of our three initial acquisition targets; however, there is no guarantee that we will be able to consummate the closing of our initial acquisitions. Our auditor has issued a going concern opinion for our Company because of our need to raise capital to sustain our operations and pay any of our liabilities. We plan to use both the proceeds of this offering and our expected credit facility, which is not yet secured, to pay for all of the acquisition costs associated with our initial acquisitions. We will not be able to proceed with our initial planned acquisitions if we do not raise the maximum aggregate offering amount in this offering and secure our credit facility. *See* "**DESCRIPTION OF OUR BUSINESS,**" "**ESTIMATED USE OF PROCEEDS,**" "**DESCRIPTION OF OUR ACQUISITION TARGETS**" And "**RISK FACTORS – General Risks of an Investment in our Company -We may not be successful in making our initial acquisitions or any other future acquisitions.**"

Our manager is Sail Energy Management, LLC, formed in November 2012. Sail Energy Management is responsible for the management of our business and affairs. Our members, including Class A Members, have the right to vote only on certain major decisions. *See* "**MANAGEMENT – Major Decision Rights**" and "**DESCRIPTION OF OFFERED SECURITIES – Description of our Operating Agreement.**" Approval of the Members holding a majority of the aggregate outstanding Class A and Class B Units, voting together as a single class, will be required for the following actions:

(i) any amendment of our Company's certificate of formation or our operating agreement;
(ii) any amendment to our management agreement;
(iii) the conversion of our Company to another type of entity organized within or without the State of Delaware;
(iv) the conversion of our Company to another type of entity organized within or without the State of Delaware, including a limited partnership;
(v) a material capital transaction;
(vi) creating or authorizing any new class or series of membership interest or equity, or selling, issuing or

granting any additional membership Units which are senior to the relative rights and preferences of the Class A Units; and

(vii) dissolving our Company.

Approval of the Class A Members and our sole Class B Member, voting as a single class, holding in excess of 80% of the aggregate outstanding Class A Units and Class B Units will be required for the approval or disapproval of any amendment to our operating agreement which alters any of provision of our operating agreement providing for approval, consent or vote of the Class A Members and our sole Class B Member, voting as a single class, holding in excess of 80% of the aggregate outstanding Class A Units and Class B Units. Our manager's Chairman, President and Chief Executive Officer, Dennis O'Brien, holds and has voting control of all of the outstanding 2,143 Class B Units and is currently the sole Class B Member and who we expect will continue to be the sole Class B Member following the closing of this offering. It is not expected that Mr. O'Brien or any of the other managers and executive officers of our manager will purchase any of the Offered Units, although they are permitted to do so. Accordingly, we expect that upon the closing of this offering, Mr. O'Brien will hold 30% of the aggregate outstanding Class A Units and Class B Units and continue to have voting control of the Class B Units. Mr. O'Brien is also our manager's sole executive officer, manager and member.

Further, our manager may create, authorize and issue additional Units and classes of Units upon such terms as it determines in its sole discretion.

**Our Company**

Our Company is a Delaware limited liability company formed on May 4, 2012 pursuant to a Certificate of Formation filed with the Delaware Secretary of State. Purchasers of our Offered Units will become Class A Members in our Company. Our sole remaining member, Dennis O'Brien, our manager's Chairman, President and Chief Executive Officer, is also our sole Class B Member. Investors' executed signature pages to their subscription agreements will also constitute their signatures to our operating agreement attached to this Offering Circular as Appendix A. Our operating agreement governs the various rights and obligations of our members, including the Class A Members.

The following chart summarizes our corporate structure and capitalization following the offering assuming the maximum aggregate offering amount is raised:


Class A
Members
70%
Sole Class B
Member
30%
SAIL ENERGY HOLDINGS, LLC
Our "Company"
SAIL ENERGY
MANAGEMENT, LLC
Our "Manager"
SAIL ENERGY, LLC

**Securities Offered**

The Offered Units are Class A units of membership interests in our Company or Class A Units. The aggregate number of authorized Class A Units is 25,000. Our manager may authorize and issue, in its sole discretion, additional Class A Units or other units of the Company's membership interests. Any such issuance would dilute the interests of an investor in our Company. Class A Members and our sole Class B Member, voting as a single class, will have the right to vote on certain major decisions as well as the right to remove Sail Energy Management as our manager for "good cause" by the vote of the (i) Class A Members holding in excess of 80% of the our aggregate outstanding Class A Units or (ii) Class A Members and our sole Class B Member, voting as a single class, and owning in excess of 80% of our aggregate outstanding Class A Units and Class B Units. Every purchaser of Offered Units will be required to become a Class A Member of our Company and party to our Company's operating agreement. *See* "**DESCRIPTION OF SECURITIES OFFERED – Description of Our Operating Agreement.**" Our operating agreement is attached as Appendix A to this Offering Circular.

Purchasers of Offered Units, and the Class A Units generally, are entitled to certain preferences in the distribution of our operating cash flow and our net proceeds from material capital transactions. **These preferences are not a guarantee of any return on an investment in us or the return of your invested capital, each of which depends on both our achievement of positive cash flow and our manager's discretion in declaring distributions.** Subject to the foregoing, purchasers of the Offered Units will be entitled to receive a cumulative preferred return of four percent (4%) per annum for the first twenty four (24) months and six percent (6%) per annum thereafter on their unreturned capital contributions to us. If our manager elects to make distributions of our operating cash flow, such operating cash flow will first be distributed to our Class A Members to the extent of any unpaid cumulative preferred return. Thereafter, and until the dissolution of the Company, distributions of available cash from operating cash flow will be made to all Members, *pro rata,* in accordance with their respective Units. If we engage in a material capital transaction (such as a sale of substantially all of our subsidiary's assets), the net proceeds of such a transaction will first be distributed to the Class A Members, *pro rata*, until each such Class A Member has received aggregate distributions (including prior distributions from operating cash flow and from prior material capital transactions) equal to any remaining unpaid cumulative preferred return. Thereafter, the remaining balance, if any, will be distributed *pro rata* among the Members in accordance with their respective Units. *See* "**DESCRIPTION OF OFFERED SECURITIES.**"

Purchasers of Offered Units will become Class A Members in our Company. Our sole remaining member is a Class B Member. The aggregate number of authorized Class B Units is 2,143. Our sole Class B Member will generally have the right to vote on the same matters as the Class A Members and will vote together with the Class A Members as a single class.

**Taxation**

Under applicable Treasury Regulations promulgated under the Internal Revenue Code of 1986, of the Code, an unincorporated association, such as a limited liability company, may elect to be taxed as a partnership or as a corporation. We intend to be taxed as a partnership. If we are treated as a partnership for federal income tax purposes, each member of our Company, including the Class A Members, will be required to include in income his or her distributive share of our income, loss, deductions or credits without regard to whether he or she has received or will receive a distribution from us. If for any reason we are treated as a corporation, rather than a partnership, for federal income tax purposes, then we would be required to pay federal income tax at the corporate tax rates on our taxable income, thereby reducing the amount of cash available for distribution to you. Consequently, items of income, gain, loss, deductions or credits of us would not pass through to each of our members. In addition, each member would be treated as a stockholder for federal income tax purposes and any distribution by us to the members would be taxable to them as dividends, to the extent of current and accumulated earnings and profits, or treated as gain from the sale of their membership interests, to the extent such distributions exceed both current and accumulated earnings and profits of our Company and each member's respective basis in their membership interests.

We would be taxed as a corporation if the Internal Revenue Service, or IRS, were to determine that we were a publicly traded partnership in any taxable year. A publicly traded partnership is one in which the interests in the partnership are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. An established securities market includes a securities exchange, as well as a regular over-the-counter market. We do not anticipate our membership interests being listed or traded on an established securities market. Additionally, pursuant to our operating agreement, our manager must consent to any transfer of our membership interests, and our manager intends to exercise this discretion to ensure that we remain within one of the "safe harbors" promulgated by the IRS and related to our membership interests being readily tradable on a secondary market of substantial equivalent thereof. *See* "**MATERIAL FEDERAL INCOME TAX CONSEQUENCES – Classification as a Partnership.**"

**Plan of Distribution**

We are offering 5,000 Offered Units in this offering for $1,000.00 per Offered Unit. The minimum purchase in this offering is 20 Offered Units, for a minimum purchase price of $20,000; however, we can waive the minimum purchase requirement at our sole discretion. While we do not know each and every circumstance in which we would agree to such a waiver, given the amount of our minimum purchase price and the potential administrative burden associated with such a waiver, we anticipate that any such waiver will be an extraordinary accommodation rather than a routine one. **Accepted subscriptions for the full offering amount must be received, accepted by us and deposited with City National Bank, our escrow agent, before the proceeds of this offering will be released to us. If we have not received and accepted subscriptions for the full offering amount by ~~February 28~~April 30, 2013, as may be extended to ~~May~~July 31, 2013, then this offering will terminate and the escrow agent will promptly refund all purchase prices paid for Offered Units together with any interest accrued thereon.**

The offers and sales of our Offered Units will be made on a "best efforts" basis by broker-dealers who are members of FINRA. ARI Financial Services, Inc., our dealer-manager, will receive selling commissions equal to 6.5% of the gross proceeds of the offering which it will re-allow and pay to participating broker-dealers, and a non-accountable due diligence, marketing and expense reimbursement fee of 1.0% of the gross proceeds of the offering each of which it may re-allow and pay to participating broker-dealers who are members of the selling group. For acting as managing broker-dealer, our dealer-manager will receive a non-accountable dealer-manager fee of 2.5% of the gross proceeds of the offering. Our dealer-manager will not be required to account for the spending of amounts comprising the dealer-manager fee and the non-accountable due diligence fee. Our dealer-manager may also sell Offered Units as part of the selling group, thereby becoming entitled to selling commissions. The total aggregate amount of all items of compensation from any source payable to underwriters, broker-dealers, or affiliates thereof will not exceed an amount that equals 10.0% of the gross proceeds of the Offering. *See* "**PLAN OF DISTRIBUTION**" and "**ESTIMATED USE OF PROCEEDS.**"

**Interest of Management and Related Parties**

Our manager, Sail Energy Management, will receive a management fee equal to 102% of the aggregate costs and expenses our manager incurs, including compensation, bonuses, withholding taxes, pension contributions, insurance benefits and other perquisites, with respect to any of its employees required to run our business pursuant to the terms and conditions of our management agreement with it. The 2% premium above the actual cost of our manager's payroll expense is to cover administrative and other expenses borne by our manager in providing to us employees to operate our business. *See* **"DESCRIPTION OF OUR BUSINESS – Description of the Comprehensive Management Agreement"** and **"INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST."**

Sail Energy Management's sole member is Dennis O'Brien, holding 100% of our manager's membership interests. Our manager's board of managers is currently comprised of one manager, Dennis J. O'Brien. Upon the closing of our offering, our manager's board of managers will be comprised of three members, including Dennis J. O'Brien, Brian G. Woodward and Steven Abbate. The board of managers for Sail Energy Management will have complete and exclusive control of the management of our manager's business and affairs. Each manager on our manager's board of managers will have one vote on any matter coming before the board and the affirmative vote of a majority of the managers will be the act of the our manager's board of managers.

Currently, Mr. O'Brien is also the sole executive officer of Sail Energy Management. Upon the closing of our offering, Mr. Woodward has agreed to join Sail Energy Management as an executive officer. Neither Mr. O'Brien nor Mr. Woodward will receive any salary or benefits from us, however, each will receive a salary from our manager and may receive, in our manager's sole discretion, equity compensation pursuant to any equity incentive plan which our Company may implement in the future in return for the services to be performed by them for our Company. See **"MANAGEMENT"** and **"INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST."**

Subject to our profitability and our manager's discretion in making distributions, our sole Class B Member, Mr. O'Brien, will be entitled to pro rata distributions of our operating cash flow alongside our Class A Members, following the Class A Members receipt of their preferred return. They will receive distributions of net proceeds from material capital transactions as described in **"DESCRIPTION OF OFFERED SECURITIES – Distributions"** and **"INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST."**

We expect to purchase substantially all of the assets of Western Maine Propane, a sole proprietorship owned and operated by Ashley O'Brien, the brother of Dennis J. O'Brien, our manager's Chairman, President and Chief Executive Officer. The terms of the purchase of such assets include a cash payment of $325,000, the issuance of a note in the amount of $20,000 with a maturity date of 2017, which terms were not negotiated by Dennis J. O'Brien but rather independently by Steven Abbate, a prospective manager on our manager's board of managers. *See* **"DESCRIPTION OF OUR ACQUISITION TARGETS – Western Maine Propane"** and **"INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST."**

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## CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "outlook," "seek," "anticipate," "estimate," "approximately," "believe," "could," "project," "predict," or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from planned operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to the factors referenced in this Offering Circular, including those set forth under the section captioned "**RISK FACTORS.**"

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Offering Circular. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Offering Circular. The matters summarized under "**RISK FACTORS.**" and elsewhere in this Offering Circular could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this Offering Circular, whether as a result of new information, future events or otherwise.

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## RISK FACTORS

*An investment in our Offered Units is highly speculative and is suitable only for persons who are able to evaluate the risks of the investment. An investment in our Offered Units should be made only by persons able to bear the risk of and to withstand the total loss of their investment. In addition to the factors set forth elsewhere in this Offering Circular and general investment risks, prospective purchasers should consider the following risks before making a decision to purchase our Offered Units.*

### General Risks of an Investment in our Company

**We have a limited operating history. Therefore, you may not be able to adequately evaluate our ability to achieve our investment objectives.**

We were formed on May 4, 2012 and have no prior operating history. For this reason, we have no financial history upon which you may base an investment decision in our Company. As a result, an investment in our Offered Units may entail more risks than the securities of a company with a substantial operating history. You should consider our prospects in light of the risks, uncertainties and difficulties frequently encountered by companies like ours that do not have a substantial operating history, of which many may be beyond our control.

To be successful in this market, our manager must, among other things:

- acquire the initial target acquisitions;
- develop and execute our Company's business model;
- attract, integrate, motivate and retain qualified personnel to manage our day-to-day planned operations; and
- respond to competition with respect to our planned business operations.

We cannot guarantee that we will succeed in achieving these goals, and our failure to do so could cause you to lose all or a portion of your investment in our Offered Units.

***We are dependent on our management to achieve our objective, and our manager's loss of, or inability to obtain, key personnel could delay or hinder implementation of our business and growth strategies, which could adversely affect the value of your investment and our ability to make distributions.***

Our success depends on the diligence, experience and skill of our manager, Sail Energy Management, and its executive officers. In particular, we are dependent on our manager's executive officers, Dennis J. O'Brien, the President and Chief Executive Officer of our manager, and Brian G. Woodward, who has agreed to be the Chief Financial Officer of our manager upon the closing of this offering, to perform their respective duties. Sail Energy Management has entered into an employment agreement with Mr. O'Brien, although there can be no assurance that he will continue in his present capacity with our manager for a particular period of time. Our manager's loss of Mr. O'Brien or Mr. Woodward could harm our business, financial condition, cash flow and results of operations. Further, our manager does not currently have key man life insurance on Mr. O'Brien, however, it does anticipate obtaining such insurance on him in the near future in connection with the closing of our senior credit facility. Furthermore, the loss of Mr. O'Brien will likely be an event of default under our senior credit facility following the execution of the anticipated loan documents associated with it. Any such event would likely result in a material adverse effect on your investment.

***There are limitations regarding pro forma financial statements, projections, and valuations, which are based on assumptions and subject to uncertainty, and there can be no guarantee that the projected results will be achieved.***

The pro forma financial statements found in Part F/S and other projections included in this Offering Circular have been prepared by our management and have been compiled by our independent accountants. Because the pro forma financial statements and the other projections contained in this Offering Circular are based on a number of assumptions, including without limitation assumptions relating to our debt financing, and are subject to significant uncertainties and contingencies, many of which are beyond our control, there are no assurances that the projections set forth on the pro forma financial statements and other projections contained within this Offering Circular will be realized and, as such, actual results may vary significantly from the projections. Our pro forma financial statements and other projections and valuations contained within this Offering Circular should not be regarded as a guarantee or representation that the projections described thereon will be achieved.

***An investment in our Offered Units is a speculative investment, and, therefore, no assurance can be given that you will realize your investment objectives.***

No assurance can be given that investors will realize a return on their investments in us or that they will not lose their entire investment in our Offered Units. For this reason, each prospective subscriber for our Offered Units should carefully read this Offering Circular and all Appendices to this Offering Circular. **ALL SUCH PERSONS OR ENTITIES SHOULD CONSULT WITH THEIR ATTORNEY OR FINANCIAL ADVISOR PRIOR TO MAKING AN INVESTMENT.**

***Weather conditions affect the demand for the products and services we offer.***

Weather conditions have a significant impact on the demand for propane, heating oil and related products and services for heating purposes. Many of our prospective customers rely heavily on propane and heating oil as a heating fuel. Accordingly, the volume of propane and heating oil sold is at its highest during the five-month peak heating season of November through March and is directly affected by the severity of the winter weather. Actual weather conditions can vary substantially from year to year and this will significantly affect Sail's financial performance. There can be no assurance that normal winter weather in our service territory will occur in the future, or that we will be able to successfully hedge against the impact of warm weather.

***The retail propane and heating oil industry is mature and competitive.***

The retail propane and heating oil industry is mature and highly competitive. Generally, competition has intensified in the past few years, in large part due to warmer than normal weather and general economic conditions throughout the Northeast region of the United States. We expect the overall demand for propane to increase only incrementally over the next several years. Further, heating oil sales are expected to contract slightly over the same period, impacted by consumer conservation due to equipment replacement and conversion to gas equipment. Therefore, our ability to grow within the industry is dependent on our ability to acquire other retail distributors and to achieve internal growth through the success of our marketing programs designed to increase targeted customer segments.

We compete with other distributors of propane and heating oil, including several major national and regional companies and several hundred small independent operators. Our ability to compete effectively depends on the reliability of our service, our responsiveness to our anticipated customers and our ability to maintain competitive retail prices.

***The retail propane and heating oil business experiences competition from other energy sources.***

Propane and heating oil are sold in competition with other sources of energy. We will compete for customers against suppliers of electricity and natural gas. Electricity is a major competitor of propane, but propane generally enjoys a substantial competitive price advantage over electricity. Several states have adopted or are considering proposals that would substantially deregulate the generation portion of the electric utility industry and thereby permit retail electric customers to choose their electric supplier. Proponents of electric utility deregulation believe that competition will ultimately reduce the cost of electricity, and a drop in the price of electricity could adversely affect propane's existing competitive price advantage over electricity.

Heating oil is also a major competitor of propane. Furnaces and appliances that burn propane will not operate on heating oil and vice versa, so a conversion from one fuel to the other requires the installation of new equipment. Our anticipated customers generally have an incentive to switch to propane from heating oil as it is generally less expensive and perceived by consumers as more environmentally-friendly and efficient. Except for certain industrial and commercial applications, propane is generally not competitive with natural gas in areas where natural gas pipelines already exist, because natural gas is a significantly less expensive source of energy than propane. The gradual expansion of the nation's natural gas distribution systems has resulted in the availability of natural gas in many areas that previously depended upon another source of energy, including propane and heating oil. In addition, we cannot predict the effect that the development of alternative energy sources might have on our planned operations.

***We are subject to pricing and inventory risk.***

The retail energy business is a "margin-based" business in which gross profits depend on the excess of sales prices over landed product supply costs. Heating oil and propane, the main economic drivers for the industry, are commodities and, as such, are subject to volatile changes in response to changes in supply and demand. We will have no control over these market conditions. Consequently, the unit price of the products we plan to sell can change rapidly over a short period of time. These increases may happen quickly in wholesale costs so that it may not be immediately passed on to consumer, negatively impacting margins in the short term. In such situations, our profitability will be sensitive to changes in wholesale pricing and it is expected that our Company will engage in hedging activities with respect to its liquid product supply requirements as a method for managing this risk. There is no assurance, however, that we will always be able to implement these measures, particularly when product costs rise rapidly.

***We are dependent on our principal suppliers which increases the risk of an interruption in supply.***

Supplies of propane and heating oil from our sources historically have been readily available. We believe that if supplies from these sources were interrupted, we would be able to secure adequate product from other sources without a material disruption of our planned operations; however, the cost of procuring replacement supplies might be materially higher and, at least on a short-term basis, margins could be affected. Additionally, in certain market areas in the future we may have suppliers who provide the vast majority of our heating oil and propane requirements. Disruptions in supply in these areas could also have an adverse impact on our margins.

***We will be subject to operating and litigation risks which may not be covered by insurance.***

Our planned operations will be subject to all of the operating hazards and risks normally incidental to handling, storing, transporting and otherwise providing combustible liquids for use by consumers. As a result, we may sometimes be a defendant in various legal proceedings and litigation which may arise in the ordinary course of business. We will maintain insurance policies with insurers in such amounts and with such coverage and deductibles as we believe are reasonable and prudent. There can be no assurance, however, that such insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage or that such levels of insurance will be available in the future at economical prices.

**Unionization or work stoppages could have an adverse effect on us.**

While it is not currently part of our acquisition strategy, we may have an opportunity to acquire a company with a unionized work force which is otherwise very profitable and meets our primary acquisition criteria as described in this Offering Circular. *See* "**DESCRIPTION OF OUR BUSINESS- Acquisition Strategy.**" If we acquired such a company, such unionization and prevailing wage requirements could adversely affect our company's long term profitability. In addition, a unionized work force could increase the risk of a strike or other work stoppage, which would adversely affect our ability to operate our business.

***We may not be successful in making our initial planned acquisitions or any other future acquisitions.***

Our plan is to expand our business through acquisitions and internal growth. We will be dependent on opportunities for growth through the acquisition of local and regional energy distributors for the foreseeable future, including the current opportunity to acquire each of our initial acquisition targets. We have entered into letters of intent with each of the sellers of our initial planned acquisitions. Each such letter of intent provides us with an exclusive right through January 31, 2013 to negotiate terms associated with a definitive agreement relating to the purchase of each such seller's assets. We plan to either amend such letters of intent to extend the expiration date of the exclusivity period for that period of time which will allow us enter into a definitive agreement with the applicable seller or proceed as quickly as possible with entering into a definitive agreement with the applicable seller. The sellers of these initial planned acquisitions, however, are not yet bound to sell their assets to us pursuant a legally binding definitive agreement. Therefore, there can be no assurance that we will be able to consummate the closing of our initial planned acquisitions.

We will likely finance future acquisitions with a combination of debt and equity. The competition for acquisitions among private and public companies engaged in the energy distribution business has been strong in past years and may be strong again in the future. Although we believe there are numerous potential acquisition candidates in the industry, some of which represent material acquisition opportunities, there can be no assurance that we will find attractive acquisition candidates in the future, that we will be able to acquire such candidates on economically acceptable terms, that any acquisitions will not be dilutive to earnings and distributions or that any additional debt incurred to finance an acquisition will not affect our ability to make distributions.

***We depend on our advisor, US Energy Finance & Capital, LLC and its key personnel for financial advisory services and if USEFC were to cease to be affiliated with our Company our business could suffer.***

Our ability to be successful in executing critical aspects of our business model is dependent upon the performance of our advisor, USEFC, in providing significant financial and mergers and acquisitions services for our Company, including negotiation and analysis of financing terms, identification of, and discussions with, acquisition targets, transaction structuring and financial modeling and negotiation of terms, acquisition due diligence and closing assistance. This relationship allows our Company access to strategic financing relationships and provides us with an in depth knowledge of merger and acquisition opportunities throughout the Northeast and Mid-Atlantic regions of the United States. Further, our success depends to a significant degree upon the continued contributions of USEFC's key personnel who would be very difficult to replace. Our Company has entered into a comprehensive management agreement for financial advisory services with USEFC, although there can be no assurance that it will continue in its present capacity with our manager for a particular period of time. If we were to lose the benefit of our relationship with USEFC, or USEFC were to lose the benefit of its key personnel, our operating results could suffer significantly.

***We may not be able to successfully integrate our planned acquisitions into our business.***

We do not have operational experience with any of our acquisition targets. We have not owned distribution operations in any of the geographic markets in which our acquisition targets operate. In the future, we may acquire or develop other propane and heating oil distribution businesses in geographic regions within the United States in which we have not operated. Accordingly, to the extent we acquire or develop any such businesses, we will not possess the same level of familiarity with them and they may fail to perform in accordance with our expectations, as a result of our inability to operate them successfully, our failure to integrate them successfully into our business or our inability to assess their true value in calculating their pricing or otherwise, which could materially and adversely affect us.

***Energy efficiency and technology trends may affect demand for propane and heating oil as heating fuels.***

Retail customers primarily use propane and heating oil as heating fuels. The national trend toward increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, has slowed the growth of demand for propane and heating oil by individual retail customers. We are not able to predict the effect that future conservation measures or advances in heating, conservation or other devices might have on our planned operations.

***Our results of operations and financial condition may be adversely affected by governmental regulation and associated environmental and regulatory costs.***

Our business is subject to a wide range of federal and state laws and regulations related to environmental and other regulated matters. We intend to implement environmental programs and policies designed to avoid potential liability and costs under applicable environmental laws. It is possible, however, that we will have increased costs with operating or other regulatory permits. New environmental regulations might adversely impact our planned operations, storage and transportation of propane and heating oil. It is possible that material costs and liabilities will be incurred, including those relating to claims for damages to property and persons.

***We may not obtain or maintain the applicable licenses and permits and otherwise may fail to comply with applicable law, and in such case we may be subject to fines or be unable to operate, which would materially and adversely affect us and your investment.***

We will be required to be compliant with the federal and state laws and regulations governing the storage and distribution of our products. If we fail to obtain or maintain the appropriate licenses and permits, we will be unable to operate, which would materially and adversely affect us. Further, if we fail to otherwise comply with applicable law we may be subject to fines and other punishment, which would also materially and adversely affect us.

***Cash distributions are not guaranteed and may fluctuate with our performance.***

We cannot guarantee that we will pay the preferred distribution to our Class A Members, or any distributions to our Members (as described more fully in "**Description of Securities Offered,**" below), each quarter. The actual amount of cash that is available to be distributed each quarter will depend upon numerous factors, including:

- cash flow generated by planned operations;
- weather in our areas of planned operation;
- borrowing capacity under our revolving credit facility;
- required principal and interest payments on our debt and reserves therefor;
- fluctuations in working capital;
- cost of planned acquisitions (including related debt service payments);
- restrictions contained in our debt instruments;
- capital expenditures;
- issuances of debt and equity securities;
- reserves made by the general partner in its discretion;
- prevailing economic and industry conditions; and
- financial, business and other factors, a number of which are beyond our control.

***You will have only limited "major decision" rights regarding our management and it will be difficult to remove our managers, therefore, you will not have the ability to actively influence the day-to-day management of our business and affairs.***

Our manager, Sail Energy Management, has sole power and authority over the management of our Company, subject only to certain rights of our Class A Members and sole Class B Member as a whole to vote on certain major decisions. Furthermore, our manager may only be removed for "good cause" by the vote of either (i) the Class A Members owning in excess of 80% of our aggregate outstanding Class A Units or (ii) the Class A Members and our sole Class B Member, voting together as a single class, holding in excess of 80% of our aggregate outstanding Class A Units and Class B Units. "Good cause" is defined in our operating agreement to mean willful misconduct, bad faith, gross negligence or breach of fiduciary duty, any criminal conviction under federal or state securities law, any conviction of a felony under federal or state law and action or inaction that would constitute "cause under our comprehensive management agreement with our manager. Therefore, you will not have an active role in our Company's management and it would likely be difficult to cause a change in our management. As a result, you will not have the ability to alter our management's path if you feel they have erred.

***We may change our operational policies and business and growth strategies without member consent, which may subject us to different and more significant risks in the future.***

Our manager determines our operational policies and our business and growth strategies. Our manager may make changes to, or approve transactions that deviate from, those policies and strategies without a vote of, or notice to, our members. This could result in us conducting operational matters or pursuing different business or growth strategies than those contemplated in this Offering Circular. Under any of these circumstances, we may expose ourselves to different and more significant risks in the future, which could materially and adversely affect our business and growth.

***We face possible liability for environmental cleanup costs and damages for future or past contamination related to the real property we own, which could substantially increase our costs and reduce our liquidity and cash distributions to you.***

Because we intend to own and operate real estate, we are subject to various federal, state and local environmental laws, ordinances and regulations. Under these laws, ordinances and regulations, a current or previous owner or operator of real estate may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property, and such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. We are not aware of any prior release of hazardous or toxic materials on any initial property we expect to acquire, but there can be no assurance that there was not a prior release, nor can there be any assurances that there will be no future releases on, under or in such property. Further, there can be no assurances that a prior release or future release that occurred or occurs on an adjacent property will not affect our property. The costs of removal or remediation of any such release could be substantial. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including the release of asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real estate for personal injury or property damage associated with exposure to released hazardous substances. In addition, new or more stringent laws or stricter interpretations of existing laws could change the cost of compliance or liabilities and restrictions arising out of such laws. The cost of defending against these claims, complying with environmental regulatory requirements, conducting remediation of any contaminated property, or of paying personal injury claims could be substantial, which would reduce our liquidity and cash available for distribution to you. In addition, the presence of hazardous substances at any of our properties or the failure to meet environmental regulatory requirements may materially impair our ability to use, lease or sell any such properties. Any such event would have a material adverse effect on us and our ability to pay distributions to you and may cause you to lose all or a part of your investment in us.

**Risks Related to Our Financing**

***There is no guarantee we will receive the credit facility we need to fund our planned acquisitions and future operations.***

We are in the process of negotiating a $15.0 million credit facility to assist with funding our planned acquisitions and future operations, however, there is no guarantee we will receive a credit facility until definitive documents are finalized and executed and we close on the financing. The terms of any such definitive documents may differ materially and adversely from the terms described in this Offering Circular. If the Company is unable to close on such credit facility with a lender or find alternative financing, the Company may not be able to make the initial planned acquisitions and proceed with its business plan.

***We will be forced to seek to refinance our credit facility or sell our Company within five years and if we are unable to refinance our credit facility or sell the Company at that time, our lender could foreclose on our assets.***

We anticipate that the term of our credit facility will be limited to three to five years. Therefore, we will likely have to refinance our existing facility or sell our Company at that time in order to pay off our existing credit facility. Market fluctuations in business financings may affect the availability and cost of funds needed for our business the future. In addition, credit availability has been restricted over the past several years and continues to be restricted. There has been recent upheaval in the capital markets that is resulting in increased interest rate volatility and uncertainty for both lenders and borrowers. Restrictions upon the availability of business financing or high interest rates for business loans could adversely affect our Company, including the ability to currently refinance our credit facility and our ability to continue to operate our business and make future acquisitions. If we are unable to refinance our credit facility or, alternatively, sell the Company, before the maturity date of our anticipated credit facility, our lender could foreclose on our assets.

***Our indebtedness may limit our ability to make distributions and may affect our planned operations.***

Our ability to make principal and interest payments depends on future performance, which performance is subject to many factors, some of which will be outside of our control. In addition, most of our indebtedness will likely be secured by substantially all of our assets and will contain restrictive covenants that limit our ability to distribute cash and to incur additional indebtedness. Payment of principal and interest on such indebtedness, as well as compliance with the requirements and covenants of such indebtedness, could limit our ability to make distributions to holders of our Units. Our leverage may also adversely affect our ability to finance future operations and capital needs, limit our ability to pursue other business opportunities and make results of planned operations more susceptible to adverse business conditions.

***We anticipate certain loan representations, covenants and other restrictions in the definitive loan documents for our credit facility which could restrict our ability to take certain actions and restrict our business plan.***

The definitive loan documents for our credit facility will likely contain various representations, covenants (affirmative and negative) among other provisions which could restrict our ability to take certain actions and restrict our business plan. Such restrictions, while relatively common, increase the risks of an investment in our Company beyond that of an investment in a company with no debt. If our Company fails to satisfy such representations, covenants and agreements, the lender may declare the loan in default. If we fail to cure the default, the lender could foreclose on our assets expected to secure the loan. Such action could result in the investors losing their entire investment in our Company.

***The removal or resignation of Sail Energy Management as our manager will likely result in an event of default under our senior loan, which could result in a foreclosure of our senior lender's security interest in our facility.***

Our lender is likely going to require us and Sail Energy to enter into loan documents that, among other conditions, will include an event of default if Sail Energy Management resigns or is removed as our manager. The inclusion of this event of default will likely make it more difficult for us to change management while our credit facility is outstanding.

**Risks Related to the Offering and Lack of Liquidity**

***We do not anticipate a public market developing and the Offered Units are subject to transfer restrictions contained in our operating agreement; therefore, the Offered Units should be considered an illiquid investment.***

We currently do not intend to list our Offered Units on any national securities exchange or include them for quotation through an inter-dealer quotation system of a registered national securities association. Our Offered Units constitute new issues of securities with no established trading market. Furthermore, it is unlikely there will be any regular secondary market following the completion of the offering of our Offered Units in the near future. Additionally, our operating agreement contains restrictions on the transfer of the Offered Units in order to ensure, among other things, that we do not become a "publicly traded partnership" in the view of the IRS. Accordingly, any member of our Company seeking to transfer any of the Offered Units, or any other units, must have the prior written consent of our manager before such a transfer. Therefore, prospective investors should consider the Offered Units an illiquid investment. Accordingly, our Offered Units should be purchased for their projected returns only and not for any resale potential.

***This is a fixed price offering and the fixed offering price may not accurately represent the current value of our assets at any particular time. Therefore, the purchase price you pay for Offered Units may not be supported by the value of our assets at the time of your purchase.***

This is a fixed price offering, which means that the offering price for our Offered Units is fixed and will not vary based on the underlying value of our assets at any time. Our manager has arbitrarily determined the offering price in its sole discretion. The fixed offering price for our Offered Units has not been based on appraisals for any assets we own or may own nor do we intend to obtain such appraisals. Therefore, the fixed offering price established for our Offered Units may not be supported by the current value of our assets at any particular time.

***If investors successfully seek rescission, we would face severe financial demands that we may not be able to meet.***

Our Offered Units have not been registered under the Securities Act and are being offered in reliance upon the exemption provided by Section 3(b)(i) of the Securities Act and Regulation A promulgated thereunder. The Offered Units have been registered under the "Blue Sky" or other state securities laws, and are being offered in reliance upon such registrations as provided by the securities laws of the states in which investors reside. We represent that this Offering Circular does not contain any untrue statements of material fact or omit to state any material fact necessary to make the statements made, in light of all the circumstances under which they are made, not misleading. However, if this representation is inaccurate with respect to a material fact, if this offering fails to qualify for exemption from registration under the federal securities laws pursuant to Regulation A, or if we fail to register the Offered Units or find an exemption under the securities laws of each state in which we offer the Offered Units, each investor may have the right to rescind his, her or its purchase of the Offered Units and to receive back from the Company his, her or its purchase price with interest. Such investors, however, may be unable to collect on any judgment, and the cost of obtaining such judgment may outweigh the benefits. If investors successfully seek rescission, we would face severe financial demands we may not be able to meet and it may adversely affect any nonrescinding investors.

**Tax Risks**

**CIRCULAR 230 DISCLAIMER. THE ADVICE CONTAINED IN THIS OFFERING CIRCULAR IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY YOU, TO AVOID PENALTIES AND IS WRITTEN TO SUPPORT THE MARKETING OF THE SHARES. YOU SHOULD SEEK ADVICE REGARDING THE TAX IMPLICATIONS OF AN INVESTMENT IN OUR OFFERED**

**UNITS FROM AN INDEPENDENT ADVISOR. (THE FOREGOING LEGEND HAS BEEN AFFIXED PURSUANT TO U.S. TREASURY REGULATIONS GOVERNING TAX PRACTICE.)**

***The Internal Revenue Service, or IRS, may audit our tax returns and in connection therewith, the tax returns of our members including you, which could result in the assessment of additional tax against you.***

There is the possibility that we will be audited by the IRS. Any audit of our Company could result in an adjustment of not only our tax returns, but also an audit and adjustment of our members' personal tax returns with respect to items related to our Company and not related to our Company. An audit could result in the assessment of additional taxes against the members including you.

***If we are taxed as corporation rather than a partnership under the tax rules for publicly traded partnerships, all of our income will be subject to an entity-level tax.***

We intend to operate, so that we qualify as a partnership, and not as an association or a publicly traded partnership taxable as a corporation, for U.S. federal income tax purposes. In general, if a partnership is "publicly traded" (as defined in the Internal Revenue Code of 1986, as amended, or the Code), it will be treated as a corporation for U.S. federal income tax purposes. A publicly traded partnership is one in which the interests in the partnership are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. An established securities market includes a securities exchange, as well as a regular over-the-counter market. We do not anticipate and have no plans as of the date of this Offering Circular for our securities to be traded on an established securities market. Pursuant to our operating agreement, our manager must consent to the transfer of a member's membership interest, and our manager only intends to do so if such transfer would not fall outside one of the safe harbors in the Treasury Regulations from being treated as a publicly traded partnership. If we were to be treated as a publicly traded partnership by the IRS, and could not otherwise satisfy an exemption from corporate taxation, we would be treated as a corporation for U.S. federal income tax purposes. In that event, items of income, gain, loss, deduction and credit would not pass through our members and such members would be treated for U.S. federal (and certain state and local) income tax purposes as shareholders in a corporation. We would be required to pay income tax at regular corporate rates on all of our income. In addition, we would likely be liable for state and local income and/or franchise taxes on all of our income. Distributions to our members would constitute ordinary dividend income taxable to such members to the extent of our earnings and profits, and these distributions would not be deductible by us. Thus, if we were treated as a corporation, such treatment would result in a material reduction in cash flow and after-tax returns for our members.

***A member's federal income tax payable based on our taxable income and gain allocable to a member may exceed cash distributions to such member.***

The taxable income and gains allocable to a member, if and when our planned operations become profitable, may exceed cash distributions to the member. While our manager is required to use its commercially reasonable efforts to distribute sufficient cash to cover our Members' tax liability, ultimately, we are under no obligation to distribute sufficient cash to you to cover any tax liability you may have on our taxable income allocable to you. To the extent that a member's tax liability arising from taxable income and gains allocated by us to such member exceed cash distributions from us to such member, such excess would result in net out-of-pocket tax payment by a member to the applicable taxing authority.

***The IRS may challenge the allocations of taxable income, gain, loss, deductions and credits contained in our operating agreement resulting in the assessment of additional taxes against you.***

Allocations of our taxable income, gain, loss, deductions and credits, and corresponding adjustments to our members' capital accounts are intended to be made in accordance with the applicable Treasury Regulations. There can be no assurance, however, that the IRS will not challenge our allocations of taxable income, gain, loss, deductions and credits contained in our operating agreement, or that, if it does, such challenge will not be successful. If these allocations are successfully challenged, our members may be allocated different amounts of taxable income, gain, loss, deductions or credits than initially reported to them. Prior to making a decision to invest in our Offered Units, investors should carefully consider the potential for challenges by the IRS to any future amounts allocated to

them. Any challenge of our allocations could result in the assessment of additional taxes against the members and out-of-pocket tax payments by members.

***A sale or other taxable disposition of a Class Member's Offered Units may result in a taxable gain.***

Upon the sale or other taxable disposition by a Class A Member of all or a portion of his or her Offered Units, such Class A Member will realize taxable income to the extent that his or her share (for federal income tax purposes) of our liabilities, together with the other consideration the member receives upon the sale of his or her Offered Units, exceeds the member's tax basis in such Offered Units. However, such sale may not result in cash proceeds sufficient to pay the tax obligations arising from such sale. As a result, Class A Members may be required to make out-of-pocket payments in connection with such a sale.

***Federal tax laws are subject to change.***

Investors should recognize that the present federal income tax treatment of limited liability companies may be modified by legislative, administrative or judicial action at any time and that any such action may affect investments previously made. Changes in the federal income tax laws have been proposed and made in the past. Further, the rules dealing with federal income taxation are constantly under review by the IRS, resulting in revisions of its regulations and revised interpretations of established concepts.

***We will generate unrelated business taxable income, or UBTI.***

We will generate UBTI from Sail Energy. Tax-exempt entities must consult their own tax counsel regarding the effect of any UBTI. **DUE TO THE LIKELY PRESENCE OF UBTI, AN INVESTMENT IN OUR OFFERED UNITS (I) SHOULD ONLY BE MADE BY AN INDIVIDUAL RETIREMENT ACCOUNT ("IRA") AFTER CAREFUL CONSIDERATION OF THE NEGATIVE TAX EFFECTS TO THE IRA AND THE REQUIREMENTS OF SUCH IRA RECOGNIZING UBTI TO PREPARE AND FILE CERTAIN TAX FORMS WITH THE IRS, AND (II) IS NOT APPROPRIATE FOR A CHARITABLE REMAINDER TRUST.** See "**MATERIAL FEDERAL INCOME TAX CONSEQUENCES - Investment By Qualified Plans and Individual Retirement Accounts**."

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## DILUTION

Our net tangible book value as of September 30, 2012 was approximately $(63,026). Net tangible book value per Unit is determined by dividing our total tangible assets, less total liabilities, by the membership interests outstanding. Dilution in net tangible book value per Unit represents the difference between the amount per Unit paid by purchasers of the Offered Units in this Offering and the net tangible book value per Unit immediately after this Offering.

After giving effect to the sale of 5,000 Offered Units (representing 70.0% of the Units outstanding) in this Offering at the offering price of $1000 per Unit, and after deducting the estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2012 would have been approximately $$4,301,974, or $602.26 per Unit. This represents an immediate increase in net tangible book value of approximately $1,353,678 to our sole Class B Member, Mr. O'Brien (or approximately $631.37 per Class B Unit) and an immediate decrease in net tangible book value of approximately $1,988,678 (39.77%) to new investors purchasing Offered Units (or approximately $397.74 per Unit.

| | |
|---|---|
| Current Members Equity | $(63,026) |
| Units outstanding prior to offering | 2,143 |
| Book value per Unit | $-29.41 |
| | |
| Proceeds after offering expenses | $4,365,000 |
| Current Members Equity | $ (-63,026) |
| | |
| Adjusted net tangible book value | $4,301,974 |
| | |
| Class A Units Outstanding as of Closing of the Offering | 5,000 |
| Class B Units Outstanding as of Closing of the Offering | 2,143 |
| | |
| Total Units Outstanding as of Closing of the Offering | 7,143 |
| | |
| Book value per Class A Unit | $602.26 |
| Book value per Class B Unit | $602.26 |
| | |
| Book value to the Class A Members | $3,011,322 |
| Book value to the Class B Members | $1,290,592 |
| | |
| Dilution per Class A Unit | $397.74 |
| Increase per Class B Unit | $631.67 |
| | |
| Decrease in book value for Class A | $1,988,678 |
| Increase in book value for Class B | $1,353,678 |

The above discussion and calculations are based on Class B Units representing 100% of the issued and outstanding membership interests of the Company as of the date of this Offering Circular and the Offered Units and Class B Units, respectively, representing 70.0% and 30.0% of the issued and outstanding Units of the Company following the Offering. In order to implement our acquisition strategy we will likely need to raise additional capital. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our Members, including the purchasers of Offered Units.

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## PLAN OF DISTRIBUTION

### Offering Amount

We are offering 5,000 Offered Units in this offering for $1,000.00 per Offered Unit. The minimum purchase in this offering is 20 Offered Units, for a minimum purchase price of $20,000; however, we can waive the minimum purchase requirement at our sole discretion. While we do not know each and every circumstance in which we would agree to such a waiver, given the amount of our minimum purchase price and the potential administrative burden associated with such a waiver, we anticipate that any such waiver will be an extraordinary accommodation rather than a routine one. **Accepted subscriptions for the full offering amount must be received, accepted by us and deposited with City National Bank, our escrow agent before the proceeds of this offering will be released to us.**

### Marketing of Offered Units and Compensation of our Dealer Manager and Participating Broker-Dealers

The offers and sales of our Offered Units will be made on a "best efforts" basis by broker-dealers who are members of FINRA. ARI Financial Services, Inc., our dealer-manager, will receive selling commissions equal to 6.5% of the gross proceeds of the offering, which it will pay to participating broker-dealers who are members of the selling group. For acting as managing broker-dealer, our dealer-manager will receive a non-accountable dealer-manager fee of 2.5% of the gross proceeds of the offering and will receive a non-accountable due diligence fee, marketing and expense reimbursement fee of 1.0% of the gross proceeds of the offering, which it may re-allow and pay any portion of thereof to the selling group members. Our dealer-manager will not be required to account for the spending of amounts comprising the dealer-manager fee and the non-accountable due diligence fee. Our dealer-manager may also sell Offered Units as part of the selling group, thereby becoming entitled to selling commissions. The aggregate amount of all items of compensation from any source payable to underwriters, broker-dealers, or affiliates thereof will not exceed an amount that equals 10.0% of the gross proceeds of the Offering. *See* **"ESTIMATED USE OF PROCEEDS."**

Our Company and our dealer-manager have entered into a managing broker dealer agreement for the sale of our Offered Units. Broker-Dealers desiring to become members of the selling group will be required to execute a participating dealer agreement with our dealer manager either before or after the date of this Offering Circular. The form of participating-dealer agreement is an exhibit to the form of managing broker-dealer agreement.

### Offering Materials

This offering of our Offered Units is made exclusively by this Offering Circular, the Offering Statement of which it is part, and the appendices, exhibits and supplements thereto. In addition to this Offering Circular, we may utilize certain sales material in connection with the offering of our Offered Units, although only when accompanied by or preceded by the delivery of this Offering Circular. In certain jurisdictions, some or all of our sales material may not be permitted and if so, will not be used in those jurisdictions.

The offering of Offered Units is made only by means of this Offering Circular. Although the information contained in our supplemental sales material will not conflict with any of the information contained in this Offering Circular, the supplemental materials do not purport to be complete, and should not be considered a part of this Offering Circular or the Offering Statement of which this Offering Circular is a part.

### Subscription Procedures for Offered Units

Prospective investors who meet the suitability standards described above herein may subscribe for Offered Units as follows:

- Review this entire Offering Circular and any appendices, exhibits and supplements accompanying this Offering Circular.

- Complete the execution copy of the Subscription. A specimen copy of the Subscription Agreement is included in this Offering Circular as Appendix B. Although not a requirement to invest in this offering, we ask you to provide information in the Subscription Agreement if you would qualify as an "accredited investor" as defined in Regulation D promulgated under the Securities Act of 1933, as amended.

- Deliver your completed and executed Subscription Agreement to our dealer manager at the address set forth in the Subscription Agreement.

- If you are paying the purchase price for your Offered Units via check, deliver your check for the full purchase price to our dealer manager, and if you are paying via wire transfer, transmit your full purchase price to City National Bank, our escrow agent, pursuant to the wiring instructions in your Subscription Agreement.

- Your check should be made payable to "City National Bank, as escrow agent for Sail Energy Holdings, LLC." You may also deliver the purchase price of the Offered Units directly to City National Bank, our escrow agent, pursuant to wiring instructions included in the Subscription Agreement.

Investors' respective ownership of the Offered Units will be recorded in our Company's books and records and included on Exhibit A of our operating agreement. Investors will not receive a certificate representing the Units they purchase.

By executing the Subscription Agreement and paying the total purchase price for the Offered Units subscribed for, each investor attests that he or she meets the minimum income and net worth standards we have established. Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription, in whole or in part. An approved custodian or trustee must process and forward to us subscriptions made through IRAs, Keogh plans, 401(k) plans and other tax-deferred plans. If we do not accept your subscription, we will promptly return your check without interest, or promptly refund any purchase price transferred via wire transfer. Any subscription application not accepted within thirty (30) days of receipt shall be deemed rejected.

**Escrow Procedures**

Accepted subscription payments will be placed in a non-interest-bearing escrow account with City National Bank, as escrow agent, until subscriptions for the full offering amount have been received and accepted, at which time the escrow agent will release the proceeds, and any interest earned thereon, to us to be used for the purposes described in this Offering. If we do not receive and accept subscriptions for the full offering amount from non-affiliates on or before ~~February 28~~April 30, 2013, as may be extended to ~~May~~July 31, 2013, this offering will be terminated and the escrow agent will promptly refund subscribers' purchase prices.

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## ESTIMATED USE OF PROCEEDS

Net proceeds to our Company from this offering are anticipated to be $4,365,000, following the payment of selling commissions, dealer manager fees and other offering costs. Set forth below is a table showing the estimated sources and uses of the proceeds from this offering, assuming this offering closes on or before ~~February 28~~April 30, 2013, as may be extended to on or before ~~May~~July 31, 2013.

| | Per Offered Unit | | Total Offering | |
|---|---|---|---|---|
| | Dollar Amount | % | Dollar Amount | % |
| **Gross Proceeds** | $1,000 | 100% | $5,000,000 | 100% |
| Offering Expenses[1] | $27 | 2.7% | $135,000 | 2.7% |
| Selling Commissions & Fees[2] | $100 | 10.0% | $500,000 | 10.0% |
| **Net Proceeds** | $873 | 87.3% | $4,365,000 | 87.3% |
| Acquisition Costs[3] | $873 | 100% | $4,365,000 | 100% |
| **Total Use of Proceeds** | $1,000 | 100.0% | $5,000,000 | 100.0% |

[1] Offering expenses include legal, accounting, printing, advertising and other expenses of this offering.

[2] Our dealer manager will receive selling commissions of 6.5% of the offering proceeds, which it will re-allow and pay to participating broker-dealers, who sell Offered Units, and our dealer manager will also receive a non-accountable due diligence, marketing and expense reimbursement fee of 1.0% of the offering proceeds, which it may also re-allow and pay to the participating broker-dealers. In addition, our dealer manager will receive a dealer manager fee equal to 2.5% of the gross proceeds of the offering.

[3] Includes payment of a portion of the purchase price and related expenses for our three initial planned acquisitions. The aggregate acquisition costs for our initial planned acquisitions are approximately $8.4 million, of which amount $7,295,000 is attributable to the aggregate purchase price to be paid for such acquisitions, approximately $827,000 is attributable to fees and expenses associated with consummating such acquisitions, the most material of which are due diligence expenses such as title costs, environmental due diligence, lien searches and real property surveys, merger and acquisition advisory fees, legal fees and expenses and $272,500 is attributable to costs and fees associated with securing the bank financing in connection with such acquisitions. -In addition to the net proceeds of this offering, we plan to use approximately $3.75 million of our anticipated $15 million credit facility, which amount includes $500,000 ~~of operating~~in cash to commence our operations~~, of our anticipated $15 million credit facility~~. The remaining aggregate amount of $770,000 will be financed through our issuance of notes to the sellers of our three initial planned ~~acquisition~~acquisitions as part of the respective purchase price we pay for their respective assets.

In the first of our three initial planned acquisitions, we intend to purchase substantially all of the assets of Hanson Fuel Company and Hanson Fuel, Inc., or Hanson, for an aggregate purchase price of $3,450,000 consisting of a cash payment of $3,100,000 and a promissory note in the principal amount of $350,000. The Hanson assets we intend to acquire include its real property, including the corporate offices and bulk storage facilities, as well as its customer lists, supply agreements and certain vehicles, property, plant and equipment.

In the second of our initial planned acquisitions, we intend to purchase substantially all of the assets of South Arm, Inc., d/b/a Murray Oil Co., or Murray, for an aggregate purchase price of $3,500,000, consisting of a cash payment of $3,100,000 and a promissory note in the principal amount of $400,000. The Murray assets we intend to acquire include its real property, including the corporate offices and bulk storage facilities, and a convenience store, as well as its customer lists, certain vehicles property, plant and equipment and its inventory of propane and other refined petroleum products.

In the third of our initial planned acquisitions, we intend to purchase substantially all of the assets of Western Maine Propane for an aggregate purchase price of $345,000, consisting of a cash payment of $325,000 and one promissory note in the principal amount of $20,000. The Western Maine Propane assets we intend to acquire include its customer lists, tanks, vehicles and tools and equipment.

See **"DESCRIPTION OF OUR BUSINESS – Description of Our Expected Revolving Credit and Term Loan Facility"** and **"DESCRIPTION OF OUR ACQUISITION TARGETS."**

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## DESCRIPTION OF OUR BUSINESS

**General**

Our Company was formed as a Delaware limited liability company on May 4, 2012. Our business is the development and operation of a retail distribution network primarily for propane and heating oil and, to a lesser extent, refined petroleum products, such as kerosene, gasoline and diesel fuels and related products and services, initially in the Northeast (New England, Eastern Pennsylvania, New York and Connecticut), and additionally in the Mid-Atlantic, region of the United States. We intend to do so through staged acquisitions of existing energy distribution businesses, coupled with organic growth through our execution of an operational plan focused on efficiency, asset utilization and superior marketing and sales. Refined petroleum products, on a *proforma* basis, will represent less than 10% of our gross profits from our initial planned acquisitions. We intend to purchase our initial planned acquisitions, and own and operate our business through our wholly-owned subsidiary, Sail Energy, LLC, a Delaware limited liability company, or Sail Energy.

Our subsidiary, Sail Energy, was formed on May 4, 2012. We intend to purchase our initial planned acquisitions, and own and operate our business, through Sail Energy.

We have currently identified three existing enterprises as acquisition targets: (i) Hanson Fuel Company, Inc. and Hanson Fuel, Inc., (ii) South Arm, Inc, d/b/a Murray Oil Co., and (iii) Western Maine Propane. We have entered into a letter of intent with each of them, as further described in this Offering Circular, to purchase substantially all of the operating assets of their respective businesses. *See* **"DESCRIPTION OF ACQUISITION TARGETS."**

To supplement the capital raised from the proceeds of this Offering, we are currently negotiating terms for a $15 million credit facility, as further described below, which will be used to finance, in part, the purchase price of our initial and future acquisitions and for working capital.

**Description of Our Expected Revolving Credit and Term Loan Facility**

We have entered into negotiations with Middlesex Savings Bank to obtain a senior credit facility in the anticipated initial aggregate amount of $15,000,000. We anticipate using approximately $3.~~265~~75 million of this credit facility, which amount includes $500,000 of operating cash to commence operations, to fund a portion of the purchase price of our initial planned acquisitions, and the remainder for follow-on acquisitions and our working capital. We expect to close on our senior credit facility with Middlesex Savings Bank immediately upon the closing of this offering. While our negotiations for this credit facility are progressing, there can be no assurance we will enter into definitive documentation and consummate the borrowing associated with regard to this facility on the terms described below or at all.

We anticipate that our credit facility will be comprised of a three-year $3 million working capital revolving credit facility and a three-year $12 million acquisition ~~revolving~~line of credit~~ facility~~. Approximately $3.75 million will be drawn from the acquisition ~~revolver~~line of credit in connection with consummation of two of our initial three acquisitions and will be structured as follows: a (i) five-year approximate $1.2 million term loan for the acquisition of the assets of Hanson Fuel Company and Hanson Fuel, Inc., or Hanson; (ii) twenty five-year approximate $520,000 mortgage loan for the acquisition of the Hanson real property; (iii) five-year approximate $1.35 million term loan for the acquisition of the assets of Murray; and (iv) twenty five-year approximate $664,000 mortgage loan for the acquisition of the Murray real property. We anticipate that the collective amounts of our two term loans will include approximately $500,000 in cash which we will use to commence operations related to the Murray and Hanson acquisitions. Additional amounts may be drawn by us from the working capital revolving facility from time to time to meet the working capital needs of our business.

We expect to pay interest only on the outstanding balance of our working capital revolver, payable on a monthly basis with interest set at our lender's prime rate. We also expect that initial advances to fund acquisitions will be made on an interest-only basis. We anticipate that payments of principal and interest will be required over the respective terms of the Hanson term loan, the Hanson mortgage loan, the Murray term loan and the Murray mortgage loan. Interest on our acquisition revolver and the remaining term loans is expected to be based on a leverage covenant calculation made at the end of each fiscal quarter. If our total outstanding senior debt is less than or equal to two times our EBITDA (defined by our lender as net income plus interest, accrued tax, depreciation and amortization expense calculated on a rolling four-quarter basis), then our interest rate will be either prime or LIBOR plus 2.75% with a floor of 4.25%. If our total outstanding senior debt is greater than 2.00, then our interest rate will be either prime plus 0.25% or LIBOR plus 3.00 with a floor of 4.75%. We also expect to be permitted to elect a five year fixed rate of 4.5% at closing or one time during the term of our credit facility.

We anticipate that our loans under the credit facility will be subject to a 2% prepayment penalty if they are prepaid in the first year of the term and a 1% prepayment penalty if they are prepaid in the second year of the term from the proceeds of another lending institution or from the sale of our Company. Our credit facility will be senior to all other debt of our Company and secured by a first lien on all of the Company's assets as well as a pledge of Sail's 100% membership interest in Sail Energy.

We expect that our ability to borrow under this facility will be subject to our ongoing compliance with a number of customary affirmative and negative covenants, including limitations on incurring additional debt other than senior debt as permitted under our credit facility, allowing additional liens to encumber assets securing the credit facility without our lender's consent, using the facility to make additional acquisitions not contemplated by the lender, dispositions of assets securing our facility without payoff of our facility, as well maintaining as certain mandatory leverage financial ratios. We expect that our credit facility will provide for acceleration of payment of all amounts outstanding thereunder upon the occurrence and continuation of an event of default. If a default or event of default occurs and is continuing, we expect that we will be precluded from making distributions to our Members. In addition, we expect the lender will have the ability to foreclose upon our assets collateralizing our credit facility upon the occurrence of and continuation of an event of default.

We expect to be subject to two principal financial covenants that must be either satisfied or waived prior to our making any distributions to our unit holders. Under the first financial covenant, our EBITDA (defined as net income plus interest, accrued tax, depreciation and amortization expense calculated on a rolling four-quarter basis), as adjusted for extraordinary items, must be at least 2.75 times outstanding senior debt under our credit facility at the time of any such distribution. Under the second financial covenant, we will be required to maintain a minimum debt service coverage ratio of 1.2 times. As defined, this covenant is defined as EBITDA (as adjusted for certain capital expenditures and tax distributions) divided by interest and principal payments on all of our outstanding indebtedness and payments on our capital leases

**Industry Overview**

The retail distribution of propane and refined petroleum products and services became significant with the housing boom following World War II and the subsequent introduction of dependable central heating appliances. Based on our research of businesses within our target markets, few value-added services appear to have been developed; marketing is generally focused on delivering core commodities; sales are more closely aligned with order taking.

As a former consultant and one involved in management within the home heating industry for over thirty years, Dennis O'Brien, our manager's Chairman, President and Chief Executive Officer, has first-hand knowledge of industry operating models and the effectiveness of retailer's responses to changes in the marketing environments. Mr. O'Brien believes these changes impact smaller fuel suppliers in particular. In the recent industry study Fuel Oil & LP Gas Dealers Industry Profile, prepared by First Research, small dealers are identified as being at a distinct economic disadvantage. The study notes that fuel dealers generally must invest significantly in storage tanks and delivery vehicles. It further notes that large dealers generally have better access to capital and have been able to use assets more productively than small dealers. The First Research study also highlights that small dealers are also challenged with complying with government requirements regarding fuel transport and storage, various regulations that govern loading, unloading, and fuel storage, and state laws limit the number of hours a worker can drive a delivery vehicle.

Management believes energy markets in the Northeast continue to change rapidly. As the First Research study noted above provides, these changes are caused by the combined effects of volatile energy pricing, evolving environmental and energy policies, increased conservation awareness by the consumer and improvements in equipment efficiency. By way of example, this study notes that the cost of fuel and liquid propane gas depends highly on the fluctuating price of crude and can change by more than 10 percent in a single year. Despite these changes, management believes that there are opportunities to increase the volume of propane sales, particularly in the Northeast. The Propane Education and Research Council's, or PERC's, sponsored report, 2010 Propane Market Outlook, provides examples of such opportunities which include fuel oil to propane conversions and targeting existing propane customers to maximize the number of propane appliances.


Main Space Heating by Source for Northeast
Millions of Housing Units
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0

| | MA | CT, VT, NH, ME | NY | PA | NJ |
|---|---|---|---|---|---|
| Electricity | 0.9 | 0.9 | 1.5 | 2.6 | 0.6 |
| Natural Gas | 1.4 | 0.9 | 4.2 | 2.0 | 2.6 |
| Propane | 0.1 | 0.2 | 0.1 | 0.6 | 0.0 |
| Wood | 0.2 | 0.7 | 0.4 | 0.7 | 0.3 |
| Fuel Oil | 0.8 | 1.7 | 2.2 | 1.0 | 0.3 |

The following data supplied by a 2009 study from the U.S. Energy Information Agency depicts energy use by the number of housing units in the Northeast:

Formatted: Right: 0"

Formatted: Font: 12 pt, Font color: Auto, Not Expanded by / Condensed by


Million Housing Units
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
-
PA
NJ
NY
MA
CT, ME, NH, RI, VT
Natural Gas
Distillates
Propane
Electricity
Other

*Source: US Energy Information Agency*

Management believes that all of the following offer opportunities for increasing propane usage in the

Northeastern states depicted in the chart:

- According to the U.S. Energy Information Agency, in its 2009 study noted above, fuel oil use in the New England and the Mid-Atlantic represents more than 80% of the nation's usage.
- Conversions from heating oil to propane may offer the highest growth potential in both the residential and commercial sectors according to PERC's 2010 Propane Market Outlook.
- According to the U.S. Energy Information Agency, in its 2011 study, electricity is currently one of the most expensive forms of energy on a dollar per million Btu basis. Management believes this will continue to give propane a competitive advantage in the near future. .
- As noted in both PERC's 2009 Propane Market Outlook and 2010 Propane Market Outlook, we also believe targeting anticipated existing customers to maximize household propane use may be the most effective way to offset increasing equipment efficiency. Management also believes that additional applications such as propane fireplaces, pool heaters, hot water heaters and upscale kitchen appliances are other examples of areas which could provide opportunities for gain in product market share.
- PERC's 2010 Propane Market Outlook notes that propane has become the premium fuel of choice in the largest and most expensive new homes not connected to the natural gas main.
- According to a 2011 study commissioned by PERC entitled "Performance Comparison of Residential Heating Systems: Energy, Economics, and Emissions," propane fueled systems are the lowest cost of competing fuels when considering their high efficiency, reasonable first cost, reasonable energy rates and better carbon emissions.
- As noted in a 2012 National Propane Gas Association presentation by Peter Fasullo entitled "Outlook for U.S. Propane Supplies," propane supplies will continue to grow with the ongoing development of shale gas and consistent refinery production. Another National Propane Gas Association presentation, "Impact of Shale Liquids on Regional Gas Supplies," goes a step further by stating that propane prices will continue to decline relative to crude oil but remain well above natural gas.

**Acquisition Strategy**

Our Company's merger and acquisition strategy is two-pronged. First, we will seek out quality customer service-oriented companies. Specifically, Sail is looking for companies with similar pricing and service philosophies, which are contiguous with Sail's anticipated initial operations or with the significance to operate as a stand-alone operating platform. Secondly, it is part of our Company's strategic acquisition strategy to combine these larger companies with smaller, bolt-on acquisitions that can be purchased at a lower valuation. Bolt-on acquisition refers to a portion of our business plan that focuses on acquiring small energy retailers, then integrating them with our larger platform operations. We anticipate the effect will be to reduce the overall acquired cost while giving the operation larger mass resulting in reduced per unit operating costs.

Specific characteristics critical to our Company's acquisition strategy include:

- *Location.* Characteristics of markets include the number of residential fuel and propane customers within a 50 mile radius, average homeowner income, availability of competing fuels and projected market growth rates. Demographically, initial target companies and anticipated customers are located in suburban/rural areas of the Northeast, such as New England, eastern Pennsylvania, New York and Connecticut, with further subsequent growth into the Mid-Atlantic. Based on our management's experience, we believe it is in these markets that larger, single-family residences exist or are being built and from which a higher margin per gallon is achievable. We plan to look primarily to markets characterized by more service-oriented customers whose principal energy concern is a warm and comfortable residence and/or prompt and efficient service at their residence or place of business. Pricing for the goods and services we plan to provide to these consumers is a secondary issue.
- *Acquisition target size.* Larger propane and heating marketers often see the value of their companies at the high end of market valuations. Mid-sized marketers offering a solid foundation of customers are eligible to become platform companies in these desired markets. Smaller, bolt-on acquisitions with limited assets, but with profitable customer lists, are added at a lower valuation. This strategy gives Sail Energy a larger customer base in a desired market, but with a collective smaller investment.
- *Target Product Line Composition.* Sail's focus is to become a retail distributor of predominantly propane and related products and services. However, in management's experience, being a multiple fuel distributor in the Northeast and Mid-Atlantic regions of the U.S. offers strategic marketplace opportunities because energy consumers prefer to deal with one supplier for their heating fuel and propane requirements and also because there are a greater number of attractive acquisition targets in these regions. The acquisition of heating oil companies or a combination of propane and heating oil companies, not only offers us attractive cash flows, but also provides us with an opportunity to convert heating oil volumes to propane volumes, which strategy is fundamental to our business plan.
- *Fleet.* Vehicles offer a primary marketing tool as well as an essential asset to the delivery of our products and services. Delivery vehicles must be sufficient in size and operating condition to maximize efficiencies to meet our planned operations and objectives.
- *Employees.* The quality of employees is an important consideration in selecting acquisitions. Employees will be fully screened and we generally recognize that companies with union employees are more costly to operate.
- *Customers.* The characteristics of our anticipated customer base impacts projected customer gains and losses, and therefore is critical to the determination of target valuation. Customer base considerations include credit and delivery profile, level of value-added services that have been offered, historic margin performance (otherwise referred to as price sensitivity), past customer gains or losses or attrition and pricing program implementation.

Each of our initial planned acquisition targets were previously known to the Company's management and USEFC through their respective industry participation. Each fits the profile of either a platform or bolt-on acquisition and was selected by us for acquisition because the characteristics described above are attributable to each of them. Each of our initial planned acquisition targets is located in an attractive geographic market and an appropriate size for an initial acquisition. Further, each provides products and services to their respective customer with updated and safe equipment by qualified employees.

**Operating Strategy**

Our Company's operating model is focused on the execution of two core competencies, customer service management and supply chain management. Customer service management refers to Sail Energy's focus on managing all points of contact with consumers, particularly at points of sale and the delivery of products and services. Supply chain management refers to Sail Energy's ability to effectively and efficiently execute the delivery of products and services from point of supply to the customer. Specifically, supply chain management focuses on reliability, inventory management, the delivery of products and services on specification and timely, in a manner consistent with our safety standards and in compliance with regulatory requirements.

As the individual regions grow through our planned acquisitions, we plan for operational control to shift to a regionalized operations center. We plan for our centers to blend highly trained staff which effectively uses technology to deliver higher levels of efficiency and productivity. Our goal will be to achieve a supply chain management process that yields lower cost, yet higher predictability of performance. Certain functions most efficiently performed centrally at our Company's headquarters include accounts payable, accounts receivable collections, payroll processing, human resource oversight, general finance and budgeting functions, sales and marketing coordination along with safety and internal audit. We also intend to enhance customer service with the introduction of customer service centers. These locations will be staffed by sales-focused team members, in an environment that provides today's consumers with an education and awareness of available energy choices.

**Marketing and Sales Strategy**

The creation, development and effective implementation of a full-service, "value-added" customer focused environment is one of the most critical elements of our business plan. We intend to develop a well-defined, multifaceted approach to the marketplace that leverages opportunities in the markets where it competes. Through the offering of a number of programs, ranging from water heater promotions to building and HVAC contractor incentives, we plan to continuously roll out targeted efforts to capture new business and "up-sell" anticipated existing customers. It also will utilize a variety of collateral, public relations or advertising pieces to spread its message and brand deep into the marketplace. New customer welcome packages, budget plan solicitations, mailings, bill stuffers and trade show exhibits all serve to support brand awareness, build equity and generate new sales. We also plan to exploit newer technologies not being used extensively by the industry, such as direct-to-consumer email marketing, tweeter feeds and an interactive web site. By integration of select financial, accounting and database materials into the web-site structure, our information technology effort will enable the site to function at many levels, both externally and internally, as the customer's expectation for timely, accurate information is exceeded. Timely and consistent execution of the plan, with deference to certain local market conditions, will enable Sail to capitalize on growth, capabilities and reputation to develop a leadership position in the industry.

"Value added" or premium customer service programs are generally characterized by: just-in-time delivery service, technical repairs, propane tank and related line installation and service; equipment installation, maintenance and financing. The intention of our management is to exceed this current level by providing energy audits, design and engineering services to assist anticipated larger residential and commercial/industrial customers, educational "seminars" that bring awareness of different energy options (i.e., "whole house propane use", conversion from heating oil or electricity to propane). The objective is to position Sail Energy as the premium, reliable outlet for all of a customer's energy needs.

Although we have not yet commenced operations and there is no guarantee that we will achieve any particular level of sales or sales growth, we believe there is opportunity for dynamic growth in our sales through a number of channels, the most significant of which are identified below.

a) *Whole House Conversion.* As indicated by the PERC study, 2010 Propane Market Outlook, capturing new applications and appliances in the homes of existing propane customers is a priority for our Company since existing propane customers represent a significant potential market for new propane applications. For example, many customers use propane for cooking, water heating or clothes drying but not for space heating. Other customers use propane for space heating but not for water heating or cooking. The study points out than more than 2.5 million existing propane customers could convert to propane heat, including more than 1 million customers in the Northeast who are likely heating with fuel oil.

b) *Builder Referral Program.* Sales teams will actively solicit builders and work to introduce propane as the energy of choice for a greater percentage of homes build beyond the natural gas main. Many builders will still need to be educated about advantages to their clients of using propane instead of electricity. Targeted collateral pieces, involvement in local, state and national builder associations, informative newsletters, seminars and promotional discounts all serve to position our Company as the reliable, authoritative partner for the homebuilding community.

c) *Retail Sales Compensation Plans.* Our Company is in the process of developing a comprehensive retail sales compensation plan that will contain a mix of incentives that carefully balances the selling patterns of the many diverse local markets in which we plan will operate with our strategic earnings goal.

d) *Marketing Information System.* Our Company will develop data-mining and report generation capabilities that will allow its marketing department to quickly extract sales data from its customer databases. In conjunction with feedback from anticipated customers via the website and other sources, our marketers will be able to use this analytical capability to target market sectors, selected demographics and even specific customer with promotions designed to up-sell and build volumes.

e) *Developing an E-Strategy.* Of our three initial planned acquisitions, only one, Murray, has an internet presence. In an increasingly competitive and technologically sophisticated marketplace, we realize that we must establish a more substantial and progressive Internet presence, utilizing data-driven web technologies in order to stand out as a leader in the energy industry. The web site will host an interactive and content rich information system, educating new prospects on all their energy options, answer questions, solicit input through improved interactivity, allow for cost-effective promotion of value-added products, facilitate the quick payment of bills and ordering of goods and services. The goal is to create a more consumer-responsive organization with deeper penetration of brand awareness into the marketplace.

f) *Sail Energy Customer Retention Rewards Program.* Our Company's management is currently developing a customer retention/rewards program for anticipated residential energy customers. This program would provide points on qualifying purchases which can be used as a credit for services such as an equipment service contract, an equipment installation or a propane grill.

**Competition**

The retail energy distribution market is highly competitive, with competition based primarily on price and service. A retailer's largest cost component is the actual liquid product itself, the price of which can change significantly in response to changes in supply or other market conditions over which retailers have no control. As gross profits depend on the excess of retail sales prices over supply costs, the retail energy business is a "margin-based" business. Since heating oil and propane are commodities, price volatility in wholesale markets has a direct impact on the marketer's gross profit margin per gallons sold. In particular, energy retailers may not always be able to efficiently pass on to their customers rapid increases in spot prices and these increases can reduce profits.

In terms of the areas we will initially seek to serve, our Company expects to compete with the major energy distributors, e.g., AmeriGas, Suburban Propane and NGL/Energy Partners. In addition, we will compete with a variety of smaller, independent distributors.

**Summary of Operations over next Twelve Months**

During our initial 12 months of operations we anticipate: (i) closing our initial planned acquisitions using the proceeds of this offering and a portion of the proceeds from our credit facility; (ii) operating our initial planned acquisitions in accordance with our operating strategy described above; and (iii) seeking additional acquisitions in accordance with our acquisition strategy also described above. Additionally, as of the closing of this offering, we expect the remaining members of our management team to begin their duties with our management.

Our primary operational goals during our Company's initial 12 months of operations following our initial planned acquisitions are threefold as follows:

1. *Financial Management & Control.* We intend to implement effective and timely measurement of our financial performance, particularly as it relates to the identification of any inefficiencies in gross profit generation and overall expense control for our acquired businesses. Additionally, we will examine accounts receivable, collection practices, the performance of any fuel pricing programs and regulatory and safety compliance.

2. *Customer Service Management.* We believe that we have the opportunity to add value to our acquired businesses by improving customer service at all points of contact. Specific areas where we believe we can improve the performance of our acquired businesses over the next 12 months include the performance of the sales team and reporting customer gains and losses. We also plan to ensure we have the ability to accommodate propane account acquisitions by planning for and appropriately allocating the necessary service technician and related tanks and equipment resources.

3. *Supply Chain Management.* Over the next 12 months, we will work to improve the efficiency of the supply chains inherited from our planned acquisitions in order increase our profitability. Specifically we intend to (i) seek improved supplier pricing and terms by leveraging the larger size of our anticipated business versus the size of our individual planned acquisitions, (ii) manage the combined fleet of vehicles from our planned acquisitions more efficiently than the acquired companies, and (iii) combine and revise delivery routes to increase route related delivery efficiencies.

Although, we have not yet identified any additional targets beyond our initial planned acquisitions, we intend to make additional acquisitions of propane and heating oil distribution and service companies over the next 12 months. We intend to finance our additional acquisitions through additional equity raises as well as through the use of our anticipated credit facility. Because we have not yet identified additional acquisitions, we cannot specifically identify additional cash needs that will result from planned acquisitions; however our expectation is that we will need to raise additional cash over the next 12 months to execute our acquisition strategy.

**Description of the Comprehensive Management Agreement**

We have entered into a Comprehensive Management Agreement, or our management agreement, with our manager, Sail Energy Management. Pursuant to our management agreement, our manager will hire, retain and provide to us, at its expense, all of the personnel which may be required from time to time to conduct our business, including without limitation the operation of our initial planned acquisitions. Our manager will have control over all aspects of its employment of such personnel, including their compensation, retention and performance, and our manager will be responsible for compliance with all federal, state and local employment laws and regulations with respect to its employees.

In addition to providing the personnel necessary to conduct our business, our manager, pursuant to our management agreement, will be responsible for establishing our, and Sail Energy's, bank accounts, and will be responsible for collecting any revenues due us or Sail Energy. From our and Sail Energy's revenues, our manager will pay all of our and Sail Energy's expenses, including the comprehensive management fee due our manager, as described below.

As consideration for its services to us under our management agreement, we will pay our manager a comprehensive management fee equal to 102% of the aggregate of all costs and expenses our manager incurs in employing its employees on our behalf, including salary, bonuses, withholding taxes, pension contributions, insurance benefits, and other perquisites. The comprehensive management fee is payable at such time and from time to time as our manager deems necessary to pay its aggregate employee costs and expenses. If there are insufficient funds available from our revenues to pay the comprehensive management fee at any time, the unpaid portion will accrue, without interest, and be paid alongside future installments of the comprehensive management fee.

Our management agreement is terminable upon 180 days written notice by either party to the other, and is also terminable for "cause" upon 10 days written notice from us to our manager. In addition, our manager may terminate our management agreement if, subject to the requirement that the comprehensive management fee accumulate if funds are not available to pay it, the comprehensive management fee is not paid in a timely manner and we do not cure such nonpayment within 5 days of receiving notice of the same from our manager. Unless our manager terminates our management agreement for failure to pay the comprehensive manager fee, at our request in the event of termination for any other reason, our manager will be required to continue to fulfill its duties under our management agreement (and be paid the comprehensive management fee) until such time as a successor to our manager's duties under our comprehensive management agreement is selected and commences work.

**Description of Financial Advisory Services Agreement**

We have engaged US Energy Finance & Capital, LLC, a Delaware limited liability company, or USEFC, to perform significant financial and acquisitions advisory services for our Company. This relationship allows us access to strategic financing relationships as well as in depth knowledge of acquisition opportunities throughout the Northeast and Mid-Atlantic regions of the United States. Under the terms of our advisory services agreement, USEFC is engaged as our exclusive financial advisor for transactions involving our capital structure and the financing of our mergers and acquisitions activities. The advisory services agreement has an initial term of five years with two five-year extension options. Either party may elect to extend the term of the Agreement for an additional five year term upon ninety (90) days written notice prior to the expiration of the current term.

The services to be provided by USEFC under the agreement include, among other things, advising and assisting us in the financing of our mergers and acquisition activities, and negotiating with our capital providers on the terms of such financing.

As compensation for its services, USEFC will receive a fee upon the consummation of any debt financing, in the amount of (a) one and one-half percent on the full principal amount if the financing transaction is for senior debt of the Company, whether funded or unfunded, and (b) two and one-half percent on the full principal amount of any financing transaction for subordinated debt of the Company (whether senior to, or subordinated to any other funded or unfunded debt that is subordinate to the Company's or its affiliate's senior debt). Under certain terms and conditions, a higher fee in the amount of three percent or five percent may apply. In addition, USEFC will receive a general financial consulting services fee of $200/hour for its advisory services, invoiced on a monthly basis.

Finally, upon the closing of any mergers and acquisitions transactions, USEFC will receive a fee for services rendered in connection with any such transaction based on the size of the acquisition, ranging from $50,000 for a transaction with aggregate consideration of less than $500,000 to three and three-quarters percent of any transaction with aggregate consideration in excess of $9,000,000. At the closing of any sale of all or substantially all of the assets of Sail or one of our subsidiaries, USEFC will receive an advisory fee equal to 10% of the total consideration we receive in connection with the consummation of such sale transaction.

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## DESCRIPTION OF OUR ACQUISITION TARGETS

### General

Our Company's three initial planned acquisition targets are family-owned, full service retail energy distributors serving residential and commercial customers. These distributors sell a combination of propane and refined petroleum products, including heating oil, diesel, gasoline and propane, along with related equipment parts and services throughout Massachusetts and Maine. We have entered into letters of intent with each of the sellers of our initial planned acquisitions. Each such letter of intent provides us with an exclusive right through January 31, 2013 to negotiate terms associated with a definitive agreement relating to the purchase of each such seller's assets. We plan to either amend such letters of intent to extend the expiration date of the exclusivity period for that period of time which will allow us enter into a definitive agreement with the applicable seller or proceed as quickly as possible with entering into a definitive agreement with the applicable seller. The sellers of these initial planned acquisitions, however, are not yet bound to sell their assets to us pursuant a legally binding definitive agreement. Therefore, there can be no assurance that we will be able to consummate the closing of our initial planned acquisitions. Further, we plan to use both the proceeds of this offering and our expected credit facility, which is not yet secured, to pay for all of the acquisition costs associated with our initial acquisitions. We will not be able to proceed with our initial planned acquisitions if we do not raise the maximum aggregate offering amount in this offering and secure our credit facility.

### Hanson Fuel Company and Hanson Fuel, Inc.

Hanson Fuel Company and Hanson Fuel, Inc., or, together, Hanson, is a family-owned business located in Hanson, Massachusetts. Hanson began distributing coal in 1979 and expanded in the 80's and 90's to include fuel oil, kerosene, diesel, and propane gas. In addition to distribution of propane and refined petroleum products to residential and commercial customers, Hanson also provides installation and maintenance services for oil and propane tanks, boilers and heating systems.

Hanson's offices are located at 1158 Main Street in Hanson, Massachusetts and consist of approximately four acres. Hanson has bulk storage on its site, including one 215,000 gallon above ground tank for heating oil and two 1,000 gallon tanks for kerosene and diesel fuel. There is also a permit for the installation of a 30,000 gallon propane storage tank for the facility, a project with an expected completion date of January, 2013. Hanson occupies an approximately 1,100 square foot office building, along with vehicle maintenance and storage building. The entire plant is secured by a seven foot chain link fence to insure proper security of the facility.

The real property we expect to acquire from Hanson is subject to a reservation of rights for the benefit of the Rockland Trust Company and its successors in interest, which grants them the right to use a leaching field located on the southwest corner of the property, and the right to maintain a drainage easement along the lot lines. A portion of the real property has also been designated as wetlands and is subject to an Amended Order of Conditions issued by the Hanson Conservation Commission pursuant to the Town of Hanson Wetlands Protection By-Law. Certain provisions of the Amended Order of Conditions continue in perpetuity, including provisions related to controlling contamination in runoff contained in the catch basins and containment area.

Sail Energy and Hanson Fuel Company entered into a letter of intent dated July 26, 2012 for Sail Energy to acquire selected assets of Hanson, including real estate located at 1158 Main Street, Hanson, Massachusetts, the current customer list and supply agreements, and certain vehicles, property, plant and equipment owned by Hanson Fuel Company in connection with its distribution and services operations. The purchase price for the Hanson assets and real estate will consist of a cash payment of $3,100,000.00 and a five-year subordinated promissory note in the principal amount of $350,000 secured by a second lien (behind the lender of our credit facility) on the real estate at 1158 Main Street, which will be a lien on the realty underneath the improvements only, exclusive of the improvements, fixtures, leases and rents, and personal property. The note bears interest at 4% with interest payments payable annually in arrears and the entire outstanding principal amount of the note due and payable on the maturity date. An amendment to the letter of intent contains a 90-day exclusivity right, which expires on January 31, 2013, to cover the period during which the sale of substantially all of Hanson's assets to us will be consummated.

Hanson Fuel Company had sales in the twelve month period ending September 30, 2012 of approximately $4,000,000 and for the twelve month period ending September 30, 2011 of approximately $5,100,000. Hanson services over 3,500 customers with a fleet of 15 vehicles. It currently has 15 employees.

**South Arm, Inc., d/b/a Murray Oil Co.**

South Arm, Inc., d/b/a Murray Oil Co., or Murray, is a fourth generation, family-owned retail energy supplier located in Turner, Maine. Their history as a full-service distributor to both residential and commercial customers dates back to 1930, beginning with Jon Murray and one truck. Eighty-two years later, Murray provides heating products and complimentary services to customers in 18 communities throughout central Maine. In addition to its core services of distributing heating fuel and propane, Murray also operates a convenience store and full-service truck stop.

Murray's corporate office, along with its bulk distillate and propane storage, is located at 84 General Turner Hill in Turner, Maine. Murray also operates two retail fueling locations: (i) Murray's Mega Mart located at 454 Auburn Road in Turner, Maine, which property is owned by Murray and at which location gasoline, diesel fuel and convenience store items are sold, and (ii) Murray's Truck Stop located at 1365 Auburn Road in Turner, which property is leased to Murray on a year-to-year lease by Northland Holder, Inc.

The General Turner Hill property we expect to acquire from Murray is subject to a well easement benefitting the adjoining land owned by Jonathan and Sarah Murray, which well easement is no longer in use. In connection with the acquisition of Murray's assets, Jonathan and Sarah Murray will seek their mortgage lender's consent to termination of the easement. The General Turner Hill property is also benefitted by a septic easement located on the adjoining property owned by Jonathan and Sarah Murray; however, the use of the septic easement is limited to reasonable use in common with Jonathan and Sarah Murray, and is limited to use by the existing premises owned by each party.

The Mega Mart property we expect to acquire from Murray is subject to a wastewater and disposal system easement and an underground pipeline easement in favor of the adjoining property to the north, located at 464 Auburn Road, or the Seaman Property. The easements were recently amended to provide that the grantee is solely responsible for the repair, maintenance and replacement of the underground pipeline, and to limit grantee's use of the septic easement to the current uses at its existing business. The Mega Mart property is subject to a well easement for the benefit of the Seaman Property. The use of the well is limited to the same amount of water currently used at 464 Auburn Road. The owner of the Mega Mart property is obligated to provide annual sampling and analysis of the well for gasoline and diesel range organics, and to provide a copy of the results to the grantee. In the event that the well becomes contaminated, the owner of the Mega Mart property is obligated to provide an alternate source of potable water.

Sail Energy and Murray entered into a letter of intent dated July 11, 2012 for Sail Energy to acquire selected assets of Murray, including the convenience store, customer lists, vehicles, property, plant and equipment, and Murray's inventory of propane and other refined petroleum products for a cash payment of $3,100,000.00 and a five-year $400,000 subordinated promissory note, secured by a second lien (behind the lender of our credit facility) on the Murray realty underneath the improvements only, exclusive of the improvements, fixtures, leases and rents, and personal property. The note bears interest at 4% with equal payments of principal plus applicable interest payable annually in arrears. An amendment to the letter of intent contains a 90-day exclusivity right, which expires on January 31, 2013, to cover the period during which the sale of substantially all of Hanson's assets to us will be consummated. The purchase price for Murray's assets is subject to adjustment if sales subsequent to the date of acquisition do not fall within a certain target range based on pre-closing margins

Murray had sales for the twelve month period ending September 30, 2012 of approximately $20,600,000 and for the twelve month period ending September 30, 2011 of approximately $22,900,000 through direct to consumer, convenience store and truck stop distribution channels. Murray services over 4,200 customers with a fleet of 19 vehicles. It currently has 52 employees.

**Acquisition of Western Maine Propane Assets**

The purchase of Western Maine Propane represents Sail Energy's first bolt-on acquisition. Western Maine Propane, a sole proprietorship owned and operated by Ashley O'Brien, the brother of Dennis J. O'Brien, our manager's Chairman, President and Chief Executive Officer, is currently located in Livermore Falls, Maine. Upon completion of the transaction, its customers, assets and approximately $400,000 in annual sales will be fully integrated into the Murray operation. No additional real estate, employees or fleet is required to service the additional 600 Western Maine Propane customers other than what is being currently utilized by Murray.

Sail Energy and Western Maine Propane entered into a letter of intent dated August 6, 2012 for Sail Energy to acquire all of the operating assets of Western Maine Propane, including its customer lists, tanks, vehicles and tools and equipment, for a cash payment of $325,000 and the issuance of a five-year subordinated promissory note in the amount of $20,000 . The five year note bears interest at 4% with interest payments payable annually in arrears and the entire outstanding principal amount of the note due and payable on the maturity date. An amendment to the letter of intent contains a 90-day exclusivity right, which expires on January 31, 2013, to cover the period during which the sale of substantially all of Hanson's assets to us will be consummated.

Western Maine Propane had sales for the twelve month period ending September 30, 2012 of approximately $395,000 and for the twelve month period ending September 30, 2011 of approximately $427,000.

## MANAGEMENT

**Management**

Our Company is a manager-managed limited liability company, therefore, we do not have a board of directors or executive officers. Rather, our day-to-day business affairs are controlled by our manager, Sail Energy Management. Sail Energy Management has the sole power to manage our Company's day-to-day affairs and may bind our Company to contracts. *See* **"DESCRIPTION OF SECURITIES OFFERING – Description of our Operating Agreement."** Our manager unilaterally controls our management, subject to the rights of the Class A Members and our sole Class B Member, voting as a single class, to consent to certain major decisions, as more fully described below in "**Major Decision Rights.**" Sail Energy Management receives compensation for acting as our manager pursuant to the terms of our comprehensive management agreement with Sail Energy Management. The business address of Sail Energy Management is 80 Daniel Street, #242, Portsmouth, New Hampshire 03802-0242.

The board of managers for Sail Energy Management will have complete and exclusive control of the management of our manager's business and affairs. Each manager on our manager's board of managers will have one vote on any matter coming before the board and the affirmative vote of a majority of the managers will be the act of the our manager's board of managers. Our manager's board of managers may delegate to any one or more managers, officers or committees of the board, acting alone, the authority to make decisions or to take actions specified by the board. Notwithstanding any such delegation of authority, our manager's board of managers will be required to approve or disapprove of certain actions with respect to our manager, including, among other things, an amendment of our manager's operating agreement and most other material transactions involving either us our manager. Dennis J. O'Brien is currently our manager's sole member, executive officer and manager and he is also our sole Class B Member. Brian G. Woodward has agreed to become our manager's Chief Financial Officer and a manager on its board of managers upon the closing of our offering. Steven Abbate has also agreed to become a manager on our manager's board of managers upon the closing of our offering, which board will be comprised of three managers at that time.

### *Biographical Information*

Biographical information regarding our manager's executive officers and managers, both existing and prospective, is set forth below.

| Name | Age | Title |
|---|---|---|
| Dennis J. O'Brien | 57 | Chairman, Chief Executive Officer and President |
| Brian G. Woodward | 51 | Chief Financial Officer and manager nominee |
| Steven Abbate | 52 | Manager nominee |

**Dennis J. O'Brien** serves as our manager's Chairman of the board of managers and President and Chief Executive Officer and as President and Chief Executive Officer of our manager. Mr. O'Brien directs strategic planning for us and oversees senior management, planned operations, planned acquisitions and financings. He holds a degree in Business Administration from the Peter Paul College of Business and Economics at the University of New Hampshire and is currently enrolled in the MBA program at the University of Phoenix with a concentration in Energy Management. Mr. O'Brien has been involved in the industry for over 32 years. He began his career in 1980 as a General Manager with Hodgdon Energy, Inc., a petroleum distributor in Berlin, New Hampshire. In 1988, Mr. O'Brien became a District Manager at Dead River Company, a regional petroleum distributor in Waterville, Maine where he continued to work until 2000. Subsequently, Mr. O'Brien joined Irving Oil Company, a Canadian-based oil and natural gas refining/distribution enterprise headquartered in Portsmouth, New Hampshire with a New England business unit in Portsmouth, New Hampshire. He served as Irving Oil Company's New England Operations manager until 2004. In August 2004, Mr. O'Brien founded Seacoast Energy Consulting, a consulting company focused on delivering value to ownership and senior management for New England companies providing retail energy services. Seacoast Energy Consulting has provided energy companies throughout the Northeast with guidance on strategic planning, training in leadership, management and sales, operational consulting, enterprise valuations and merger and acquisition assistance. Mr. O'Brien has been winding down the operations of Seacoast Energy Consulting since early 2012 and it has now completely ceased operations.

**Brian G. Woodward** has agreed to serve as our manager's Chief Financial Officer and as a member of our manager's board of managers upon the closing of our offering. Mr. Woodward will be responsible for all corporate finance, treasury, accounting and financial reporting functions in addition to investor relations, oversight of the tax, audit administration, risk management, information systems, human resources, purchasing and administrative functions. Mr. Woodward holds a Bachelor of Business Administration from Acadia University. Mr. Woodward began his career in 1983 as a field auditor with Ernst and Young and subsequently worked as a controller and dealer principal with Lake City Honda from 1987 through 1993. In 1993, Mr. Woodward began working within the Irving family of companies as a Controller in the Atlantic Speedy Division of Propane Irving Oil Limited, moving to the same position within the Maritime Tire division a year later where he remained through 1997. After becoming the General Manager of the Maritime Tire Division for approximately one year, Mr. Woodward subsequently assumed responsibility as the Chief Financial Officer of Irving Oil Corporation for two years beginning in 1998. In 2000, Mr. Woodward became the Director of Knowledge and Information, a position he held for the next four years until becoming the Business Development Manager for Irving Oil Corporation. Mr. Woodward remained in the this position at Irving Oil Corporation until 2008 when he founded Management Matters, a consulting firm to family owned petroleum businesses, which he continues to operate in his capacity as President until joining our Company. Management Matters focuses primarily on introducing professional management practices including strategic planning, controls, measurement and relevant stakeholder communications to businesses going through transition. Services provided by Management Matters include accounting, change management, business restructuring, business acquisition and integration.

**Steven Abbate** has agreed to serve as a member of our manager's board of managers upon the closing of our offering. Mr. Abbate is currently the president of Cetane Associates, a consulting company focusing primarily on the retail energy industry. Mr. Abbate will continue in his capacity as President of Cetane

Associates after joining our board of managers. As a 20 year veteran of the industry, Mr. Abbate has been involved in the acquisition and sale of more than 50 retail fuel marketers. Such businesses provided several consumer products, including fuel oil, propane, gasoline, diesel fuel and the sale and servicing of HVAC equipment. Mr. Abbate, through his company, Cetane Associates, has performed financial and operational valuations of hundreds of businesses throughout the eastern part of the United States from Maine to North Carolina utilizing valuation methodologies including multiples of cash flow, internal rate of return, distributable cash flow, rate of return, and return on equity. Cetane Associates LLC was also appointed as an appraiser of fuel oil companies by the U.S. Bankruptcy Court in April 2010. Mr. Abbate holds a Bachelor of Science degree in Business Administration from Towson University.

**Employment Agreements**

Our manager has entered into a three-year employment agreement with Dennis J. O'Brien as its President and Chief Executive Officer. Mr. O'Brien is also serves as the Chairman of our manager's board of managers. The employment agreement provides for an initial base salary of $125,000, which will be increased to a base salary of $185,000 when revenues from companies acquired by Sail Energy generate sufficient revenues to support Mr. O'Brien's increased compensation as determined by our manager's board of managers. Although Mr. O'Brien's initial compensation was determined solely by him, all subsequent adjustments to his salary will be determined by our manager's board of managers, excluding Mr. O'Brien who will recuse himself from any decision involving his compensation, using independent industry bench marking studies for positions with similar scope and responsibility as a guide. Mr. O'Brien's employment agreement also provides that Mr. O'Brien shall be eligible for the payment of an annual cash bonus in accordance with the bonus plan established by our manager, which is based upon Sail Energy's actual performance relative to our Company's budgeted performance. Our manager may, in its sole discretion, permit Mr. O'Brien to elect to have some or all of any bonus paid in incentive equity of our Company. The employment agreement also provides that Mr. O'Brien shall be eligible to participate in any incentive unit ownership or equity incentive plan implemented by our Company in amounts determined by our manager in its sole discretion.

If Mr. O'Brien's employment is terminated our manager for "cause," the executive will be entitled to:

- accrued but unpaid salary and vacation; and
- any vested but unpaid benefits.

If the Mr. O'Brien's employment is terminated by our manager without "cause," which may be done at any time upon thirty days prior notice, Mr. O'Brien will be entitled to receive:

- accrued but unpaid salary payable to the last day of the month in which notice is given
- all accrued and unused vacation pay;
- a pro rata bonus for the year in which the termination occurs;
- continuation of medical benefits for a period of twenty four months following the termination date; and
- severance pay payable monthly for a period of twenty four months following the termination date.

In the event of the Mr. O'Brien's death or disability, Mr. O'Brien will be entitled to:

- accrued but unpaid salary and vacation through the date of death or for a period of thirty days after disability (as defined in the employment agreement).

The employment agreement also contains confidentiality provisions that apply indefinitely and non-solicitation and non-competition provisions that will apply during the term of Mr. O'Brien's employment and for a period of four years after the date of any termination of Mr. O'Brien's employment.

**Remuneration of Executive Officers and Directors of Sail Energy Management**

| Name | Capacity | Remuneration |
|---|---|---|
| Dennis J. O'Brien | Chairman, Chief Executive Officer and President | Salary $125,000[1] |
| Brian G. Woodward | Chief Financial Officer and Manager Nominee | Signing Bonus $10,000[2]<br>Salary $150,000<br>Incentive equity[3] |
| Steven Abbate | Manager nominee | Incentive equity[3] |

[1]Our manager's employment agreement with Mr. O'Brien provides him with an initial base salary of $125,000, which will be increased to a base salary of $185,000 when revenues from any companies we acquire generate sufficient revenues to support Mr. O'Brien's increased compensation. Mr. O'Brien's employment agreement also provides that he will be eligible for the payment of an annual cash bonus in accordance with any bonus plan established by our manager, which is based upon our actual performance relative to our budgeted performance. Our manager may, in its sole discretion, permit Mr. O'Brien to elect to have some or all of any bonus paid in our Company's incentive equity plan. Our manager's employment agreement with Mr. O'Brien also provides that he will be eligible to participate in any equity incentive plan implemented by Sail Energy in amounts determined by our manager.

[2] Cash payment is payable upon the closing of our offering and our initial planned acquisitions.

[3]Mr. Woodward and Mr. Abbate may receive, in our manager's sole discretion, equity compensation pursuant to any equity incentive plan which our Company may implement in the future in return for the services to be performed by them for our Company

**Major Decision Rights**

Although our manager will have the sole authority to manage our business and to bind our Company, the Class A Members, and our sole Class B Member, collectively, will have the right to consent to certain actions. Approval of the Class A Members and our sole Class B Member, voting as a single class, holding in excess of 50% of the aggregate outstanding Class A Units and Class B Units will be required for the following actions:

(i) any amendment to our Company's certificate of formation or our operating agreement
(ii) any amendment to our management agreement;
(iii) the conversion of our Company to another type of entity organized within or without the State of Delaware;
(iv) the merger, equity interest exchange, business combination or consolidation with any person, except one of our wholly-owned subsidiaries;
(v) creating or authorizing any new class or series of membership interest or equity, or selling, issuing or granting any additional membership interests which are senior to the relative rights and preferences of the Class A Units;
(vi) the sale, exchange or other disposition of all or substantially all of our Company's assets;
(vii) dissolving our Company.

Approval of the Class A Members and our sole Class B Member, voting as a single class, holding in excess of 80% of the aggregate outstanding Class A Units and Class B Units will be required for the approval or disapproval of any amendment to our operating agreement which alters any of provision of our operating agreement providing for approval, consent or vote of the Class A Members and our sole Class B Member, voting as a single class, holding in excess of 80% of the aggregate outstanding Class A Units and Class B Units.

**Fiduciary Duties and Indemnification**

Our manager shall owe fiduciary duties to our Company and our members in the manner prescribed in the Delaware Limited Liability Company Act and applicable case law.

Each manager or officer of our Company and our manager who was or is made a party to any proceeding in his capacity as a manager or officer of our Company or our manager will be indemnified and held harmless by our Company s unless our Company or manager is prohibited from doing so under the Delaware Limited Liability Company Act.

Insofar as the foregoing provisions permit indemnification or exculpation of our managers or other persons controlling us from liability arising under the Securities Act, we have been informed that in the opinion of the SEC this indemnification and exculpation is against public policy as expressed in the Securities Act and is therefore unenforceable.

**Management of Sail Energy**

The day-to-day affairs of our subsidiary, Sail Energy, will be managed by our manager, Sail Energy Management pursuant to our management agreement. Our manager will be compensated for managing Sail Energy pursuant to the terms of our management agreement with Sail Energy Management. See "**DESCRIPTION OF OUR BUSINESS – Description of Our Comprehensive Management Agreement.**"

Employment history, education and certain other information regarding Messrs. O'Brien, Woodward and Abbate is set forth above. *See* "**-Management-*Remuneration of Executive Officers and Directors*.**"

**Employees**

We currently have no employees and anticipate continuing to have no employees upon the closing of our initial planned acquisitions as our manager will provide all necessary personnel to operate our Company. Our Company's manager currently has one employee, Dennis J. O'Brien, and anticipates having approximately 70 employees upon the closing of our initial planned acquisitions, all of whom, with the exception of Mr. Woodward, will have been former employees of our initial planned acquisitions.

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## CAPITALIZATION AND SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Our Company has two classes of membership interests: (i) Class A (denominated as the Offered Units, or Class A Units), of which there are 25,000 Class A Units authorized; and (ii) Class B (denominated as Class B Units), of which there are 2,143 Class B Units authorized.

**Capitalization**

A table setting forth the projected aggregate ownership of each class of our membership interests following the closing of this offering is set forth below. Prior to the closing of the offering, Mr. O'Brien will be our sole member.

| | Class A | | Class B | | Total | |
|---|---|---|---|---|---|---|
| Owner | Number of Units | Percent Of Class | Number of Units | Percent of Class | Number of Units | Percent of Total Units |
| Investors | 5,000 | 100% | 0 | 0 | 5,000 | 70% |
| Dennis J. O'Brien | 0 | 0% | 2,143 | 100% | 2,143 | 30% |
| TOTAL | 5,000 | 100% | 2,143 | 100% | 7,143 | 100% |

**Beneficial Ownership**

The following table sets forth the pro forma beneficial ownership of our membership interests by the managers and executive officers of our manager as will be in place following the closing of this offering. Our manager's Chairman, President and Chief Executive Officer, Dennis O'Brien, was issued 2,143 Class B Units of our membership interest on May 4, 2012, and will be our sole member until the closing of this offering. While it is not expected that our manager and the managers and executive officers of our manager will purchase Offered Units, and no such purchases are reflected on the table below, they are permitted to do so. Our manager will have sole control over our affairs (subject to certain major decision rights), and therefore its executive officers and managers are fulfilling the functions our own executive officers and managers would fulfill, if we had any.

| | Class A | | Class B | |
|---|---|---|---|---|
| Name | Number of Units | Percent of Class | Number of Units | Percent of Class |
| Dennis J. O'Brien1 | 0 | 0 | 2,143 | 100% |
| | | | | |
| Brian G. Woodward | 0 | 0 | 0 | 0 |
| | | | | |
| Steven Abbate | 0 | 0 | 0 | 0 |
| | | | | |
| All managers (3) and executive officers (2) of our manager as a group (1 person) | 0 | 0 | 2,143 | 100% |

## INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST

### Comprehensive Management Agreement

Our Company has entered into our management agreement with our manager, Sail Energy Management. Among other terms, our management agreement provides that our manager will receive a management fee equal to 102% of all costs and expense, including compensation, bonuses, withholding taxes, pension contributions, insurance benefits and perquisites of every kind, which our manager incurs with respect to any of its employees required to run our business. The 2% premium above the actual cost of our manager's payroll expense is to cover administrative and other expenses borne by our manager in providing to us employees to operate our business. Two of the anticipated members of our manager's board of managers, Messrs. O'Brien and Woodward, will be employees of our manager and their compensation will be determined by our manager's board and, ultimately, paid by us pursuant to our management agreement. Therefore, a conflict of interest may exist in our manager's determination by the board of managers of our manager of the compensation of Messrs. O'Brien and Woodward. *See* "**DESCRIPTION OF OUR BUSINESS – Description of the Comprehensive Management Agreement.**"

Dennis J. O'Brien, our sole Class B Member, also owns 100% of the issued and outstanding membership interests in our manager and is the Chairman of our manager's board of managers, and President and Chief Executive Officer of our manager. Mr. O'Brien will be paid a salary by our manager pursuant to the terms and conditions of his employment agreement with it, and will benefit from the management fees paid by us to our manager.

### Discretion of Distributions of Cash Flow of Sail Energy

As the manager of our subsidiary, Sail Energy, Sail Energy Management will have discretion to make distributions of cash flow from Sail Energy to our Company. Our Company's only assets will be its membership interest in Sail Energy. Therefore, if Sail Energy Management, in its capacity as the manager of Sail Energy, were to elect not to make distributions from Sail Energy to our Company, we would have no operating cash flow or net proceeds from material capital transactions available to distribute to you. However, we do not believe there exists any conflict of interest between Sail Energy Management, or its officers and directors, on the one hand, or us on the other hand, that would cause Sail Energy Management to withhold distributions to us. *See* "**DESCRIPTION OF OFFERED SECURITIES – Distributions.**"

### Acquisition of Western Maine Propane

We expect to purchase substantially all of the assets of Western Maine Propane, a sole proprietorship owned and operated by Ashley O'Brien, the brother of Dennis J. O'Brien, our manager's Chairman, President and Chief Executive Officer. The terms of the purchase of such assets include a cash payment of $325,000, and the issuance of a note in the amount of $20,000 with a maturity date of 2017, which terms were not negotiated by Dennis J. O'Brien but rather independently by Steven Abbate, a prospective manager on our manager's board of managers. USEFC as well as our management believes the terms are fair and appropriate for the assets purchased and we do not believe Ashley O'Brien will unduly benefit from the transaction. *See* "**DESCRIPTION OF OUR ACQUISITION TARGETS – Western Maine Propane.**"

### Steven Abbate

We expect that Steven Abbate will continue in his role as the president of Cetane Associates, a consulting company focusing primarily on the retail energy industry, after joining the board of managers of our manager. There may be instances in the future when we elect to pursue the acquisition of a company represented by Mr. Abbate and the possibility exists that conflicts of interest could arise between Mr. Abbate's duties as the president of Cetane Association and his duties as member of our managers board of managers. Should such a conflict arise, Mr. Abbate will recuse himself from any decision relating to such a transaction as a member of our manager's board of managers. *See* "**Management – Biographical Information - Steven Abbatte.**"

## DESCRIPTION OF OFFERED SECURITIES

### General

The Offered Units are Class A units of membership interests in our Company. As preferred units, the Offered Units are entitled to a preference, as described below and elsewhere herein, in the distribution of both our operating cash flow and distributable net proceeds from material capital transactions. **While Class A Members are entitled to a preferred return, it is merely a preference as to distributions and not a guaranteed return. The receipt of this preferred return is predicated on our Company having sufficient cash flow, in the sole judgment of our manager, to make distributions. There is no guarantee that the Class A Members will receive any or all of their preferred return.**

The Offered Units are also participating units because owners of the Offered Units will continue to receive distributions from our operating cash flow and distributable net proceeds from material capital transactions after having receiving their cumulative preferred return. Class A Members will have the right, along with our sole Class B Member, to consent, via majority vote of the Class A Members in the aggregate, to certain major decisions and will also have the right to remove our manager for "good cause" by the vote of either the ( i) Class A Members holding in excess of 80% of the our aggregate outstanding Class A Units or (ii) Class A Members and our sole Class B Member, voting as a single class, and owning in excess of 80% of our aggregate outstanding Class A Units and Class B Units.

Every purchaser of Offered Units will be required to become a Class A Member of our Company and party to our Company's operating agreement. Your executed subscription agreement will constitute your acceptance of the terms of our operating agreement and will act as your counterpart signature page to our operating agreement. *See* – **"Description of Our Operating Agreement"** below for a detailed summary of terms of our operating agreement. Our operating agreement is attached as Appendix A to this Offering Circular.

### Distributions

No distributions to purchasers of our Offered Units are assured, nor is any return on, or of, a purchaser's investment guaranteed. Distributions are subject to our ability to generate positive cash flow, whether from planned operations or capital transactions. All distributions are further subject to the discretion of our manager. It is possible that we may have cash available for distribution, but our manager, whether by its control over us, or our subsidiary, Sail Energy, could determine that the reservation, and not distribution, of such cash by our Company or our subsidiary would be in our best interest.

#### *Operating Cash Flow*

We define "cash flow" as our Company's profits and losses, *plus* depreciation, amortization and other non-cash charges and, as the Manager determines, reductions in reserves, and *less*, principal payments on indebtedness, increases in working capital, capital, maintenance and contingency reserves as our manager determines, payments for capital expenditures and fees, interest payments on our indebtedness and other expenses to the extent paid or accrued by our Company but not reflected in the computation of profits and losses. We define "material capital transaction" as the (i) sale, exchange, or other disposition of all, or substantially all of our Company's assets, other than to a wholly-owned subsidiary of our Company; (ii) sale, exchange or other disposition of all, or substantially all of the assets of a subsidiary of our Company, if such assets, if owned by our Company, would constitute all or substantially all of the assets of our Company or (iii) any merger, equity interest exchange, business combination or consolidation with any other Person, excepting a wholly-owned subsidiary, that would result in a change of control of our Company. "Whether cash flow constitutes operating cash flow, capital cash flow or terminating cash flow depends on whether our manager determines that the revenue that creates the cash flow came from normal planned operations or a material capital transaction.

Our manager, in its sole and absolute discretion, may determine from time to time that we have received sufficient operating cash flow to make a distribution. If such a distribution is made, then the cash distributed shall be distributed in the following order and manner:

Distributions of operating cash flow will be made by our manager as follows:

(i) First, to our Class A Members, pro rata, in accordance with their percentage interests until each such member receives a cumulative preferred return of four percent (4%) per annum for the first twenty four months and six percent (6%) per annum thereafter on such Class A Members unreturned capital contributions; and

(ii) The balance to our Class A Members and Class B Members, pro rata, in accordance with their percentage interests.

***Proceeds from Material Capital Transactions***

Distributable capital cash flow, net of payment of, or adequate provision for, debts of our Company and reserves, will be distributed by our manager as follows:

(i) First, to our Class A Members, pro rata, in accordance with their percentage interests, to the extent of any unpaid cumulative preferred return; and

(ii) Second, to our Class A Members and Class B Member, pro rata, in accordance with their percentage interests.

***Terminating Capital Transactions***

Upon the dissolution of our Company, our manager will convert all of our property to cash, determine the final capital accounts of our members in accordance with the allocation provisions of our operating agreement, and then make the following distributions of terminating cash flow, net of payment of, or adequate provision for, debts of our Company and any reserves, as follows:

(i) First, to the satisfaction of all our outstanding debts and other obligations in the priority required by law;

(ii) The balance, to our Members, in the same manner as distributable capital cash flow is distributed by our manager as set forth above.

***Basis for Distributions***

Our Company's, and our manager's, decisions to make, distributions to our members will be based upon the consolidated operating results of our Company and our subsidiary. Although our manager has discretion over whether to make distributions to us, our manager does not intend, and has no reason to withhold distributions from our Company, except as may be necessary to fund reserves for our subsidiary as deemed appropriate by our manager or required by any financing arrangements we may enter into.

**Restrictions on Transfer**

Our Offered Units are subject to certain restrictions on transfer set forth in our operating agreement. Should a Class A Member desire to transfer his Offered Units, he must first give notice to our manager of his intent to do so, which notice includes including a description of the proposed transferee (including the name and address of the proposed transferee). Our manager must then approve the transfer of the Offered Units, provided, that, our manager may not withhold its approval unless, in the opinion of the manager or its counsel, the proposed transfer of Offered Units would (i) will cause a termination of our Company under the Internal Revenue Code; (ii) violate any law, rule or regulation application to our Company or the transferred Units, including federal or state securities law, (iii) cause us to be treated as a "publicly traded partnership" by the IRS, or (iv) cause our assets to be considered "plan assets" as such term is defined in ERISA. *See* "**MATERIAL FEDERAL INCOME TAX CONSEQUENCES – Classification as a Partnership**" and "**ERISA CONSIDERATIONS.**"

**Description of Our Operating Agreement**

*The following summary describes material provisions of our operating agreement, but it is not a complete description of our operating agreement, a copy of our operating agreement is enclosed with this Offering Circular as Appendix A.*

***Purpose***

The purpose of our Company is to transact any lawful business not required to be stated specifically in our operating agreement and for which limited liability companies may be formed under the Delaware Limited Liability Company Act, (Title 6, Subtitle II, Chapter 18) as amended from time to time, or the Act.

***Management***

Subject to our members rights to vote to consent to certain transactions as described below, the business and affairs of our Company will be managed by, and all powers shall be exercised by our sole manager, Sail Energy Management. Our manager may only be removed for "good cause" by the vote of the (_i) Class A Members holding in excess of 80% of the our aggregate outstanding Class A Units or (ii) Class A Members and our sole Class B Member, voting as a single class, and owning in excess of 80% of our aggregate outstanding Class A Units and Class B Units. We define "good cause" as willful misconduct, bad faith, gross negligence or breach of fiduciary duty by our manager in the performance of its duties, our manager's criminal conviction under federal or state securities law, or any other criminal wrong-doing of our manager.

Our manager will be indemnified by us and held harmless from liability to us or any member unless prohibited from doing so by the Act.

*Members' Voting Rights*

The Class A Members and our sole Class B Member, voting together as a single class, will have the right to consent to the transactions described above in "**MANAGEMENT – Major Decision Rights.**" In addition, our manager may be removed for "good cause" by the vote of the (i) Class A Members holding in excess of 80% of our aggregate outstanding Class A Units or (ii) the Class A Members and our sole Class B Member, voting as a single class, holding in excess of 80% of our aggregate outstanding Class A Units and Class B Units.

***Capital Contributions and Accounts***

*Capital Contributions*

Our members capital contributions, number and class of units of membership interest held, and percentage interest in our Company (by class and in total) will be reflected on Exhibit A to our operating agreement. If you purchase Offered Units in this offering, you will make a cash capital contribution of $1,000 per Offered Unit purchased and you will become a Class A Member of our Company.

*Capital Accounts*

Each member's capital account will be maintained consistently with Section 1.704-1(b) of the regulations promulgated by the Department of the Treasury under the Code, or the regulations, and will be interpreted and applied in a manner consistent with such regulations.

***Allocations***

The allocation provisions in our operating agreement are designed to meet the alternative test for economic effect and contain a qualified income offset. This structure attempts to prevent any member from having a negative (debit) balance in his adjusted capital account (as defined in our operating agreement) and may result in the allocation of income to a member under a qualified income offset. Besides these allocation and other allocations for proper maintenance of capital accounts, the allocation of profits and losses in our operating agreement are designed to target the distributions contemplated for the members in their priorities.

***Distributions***

For a detailed description of the distribution provisions contained in our operating agreement, *see* "- **Distributions**" above.

***Restrictions on Transfer***

For a detailed description of the restrictions on the transfer of our membership interests contained in our operating agreement, *see* "- **Restrictions on Transfer**" above.

***Amendment***

Subject to the ability of our manager to unilaterally amend our operating agreement to give effect to the authorization of a new class of our Units, our operating agreement may be amended only upon the affirmative vote of the Class A Members and our sole Class B Member, voting as a single class, holding a majority of the aggregate outstanding Class A Units and Class B Units.

Further, approval of the Class A Members and our sole Class B Member, voting as a single class, holding in excess of 80% of the aggregate outstanding Class A Units and Class B Units will be required for the approval or disapproval of any amendment to our operating agreement which alters any of provision of our operating agreement providing for approval, consent or vote of the Class A Members and our sole Class B Member, voting as a single class, holding in excess of 80% of the aggregate outstanding Class A Units and Class B Units.

## MATERIAL FEDERAL INCOME TAX CONSEQUENCES

THIS SECTION DISCUSSES THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES FOR AN INDIVIDUAL INVESTOR WHO IS A U.S. CITIZEN OR RESIDENT. MOREOVER, THIS SUMMARY DOES NOT DEAL WITH ALL TAX MATTERS THAT MAY BE RELEVANT TO YOU, AS A PARTICULAR PROSPECTIVE INVESTOR, IN LIGHT OF YOUR PERSONAL CIRCUMSTANCES. THE TAX CONSEQUENCES OF INVESTING IN THE OFFERED UNITS WILL NOT BE THE SAME FOR ALL INVESTORS. A CAREFUL ANALYSIS OF YOUR PARTICULAR TAX SITUATION IS REQUIRED TO EVALUATE THIS INVESTMENT PROPERLY. THEREFORE, WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR.

**CIRCULAR 230 DISCLAIMER. THE ADVICE CONTAINED IN THIS OFFERING CIRCULAR IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY YOU, TO AVOID PENALTIES AND IS WRITTEN TO SUPPORT THE MARKETING OF OUR OFFERED UNITS. YOU SHOULD SEEK ADVICE REGARDING THE TAX IMPLICATIONS OF AN INVESTMENT IN OUR OFFERED UNITS FROM AN INDEPENDENT ADVISOR. (THE FOREGOING LEGEND HAS BEEN AFFIXED PURSUANT TO U.S. TREASURY REGULATIONS GOVERNING TAX PRACTICE.)**

The following summary discusses the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Offered Units that may be relevant to you. Kaplan Voekler Cunningham & Frank, PLC has acted as our tax counsel and is of the opinion we have been and will be treated, for U.S. federal income tax purposes, as a partnership. Any legal conclusions contained in this section, unless otherwise noted, are the opinion of Kaplan Voekler Cunningham & Frank, PLC. You should be aware that Kaplan Voekler Cunningham & Frank, PLC's opinion is based upon customary assumptions, is conditioned upon certain representations made by us as to factual matters (including representations regarding the conduct of our business), is not binding upon the IRS, or any court, and speaks as of the date issued. In addition, Kaplan Voekler Cunningham & Frank, PLC's opinion is based on existing federal income tax law, which is subject to change either prospectively or retroactively.

The discussion contained herein is based upon the Internal Revenue Code of 1986, or the Code, as amended, rules and regulations published thereunder and published rulings and court decisions, as each exists on the date of this Offering Circular. This summary assumes our Offered Units will be held as capital assets for U.S. federal income tax purposes, which generally means property held for investment. The discussion could be significantly affected by statutory, regulatory or interpretive changes, including changes in the ruling policy of the Internal Revenue Service, or the IRS, or by future court decisions. Any of these changes may or may not be retroactively applied to transactions entered into or completed prior to the change. This discussion necessarily condenses or eliminates details that might adversely affect some prospective investors significantly as a consequence of specific factual circumstances affecting the investor. This summary is not intended to be a complete description of all of the U.S. federal income tax consequences to any particular member of the acquisition, ownership and disposition of our Offered Units because a member's personal circumstances may affect his or her particular tax consequences.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to members who are subject to special treatment under U.S. federal income tax laws. Tax treatment for other investors–such as trusts, corporations, tax-exempt organizations and employee benefit plans –are likely to differ significantly from the principal tax consequences outlined in this section. Those other investors should consult with their tax advisors. *See* "**–Investment by Employee Benefit Plans and Other Tax-Exempt Organizations**." State and local tax consequences may differ from the federal income tax consequences described below. *See* "**–State and Local Taxes**."

**Classification as a Partnership**

In order to be classified as a partnership for federal income tax purposes, our Company must not be classified as a corporation under the Code or elect to be classified as a corporation under the Code. Our Company is organized as a Delaware limited liability company and intends to be classified as a partnership for federal income tax purposes. Under the applicable Treasury Regulations known as the Check-the-Box-Regulations, an unincorporated entity, such as a limited liability company, with at least two members may elect to be classified either as an association taxable as a corporation or a partnership. If such entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. We have not elected to be treated as an association taxable as a corporation under the Check-the-Box-Regulations, and, as such, shall be treated as a partnership for federal income tax purposes.

As a partnership for federal income tax purposes, each member of our Company, including the Class A Members, will be required to include in income his or her distributive share of our income, gain, loss, deductions or credits without regard to whether he or she has received or will receive a distribution from us. See "**-Federal Income Taxation of our Members**." If for any reason in the future we are treated as a corporation, rather than a partnership, for federal income tax purposes, then we would be required to pay federal income tax at the corporate tax rates on our taxable income, thereby reducing the amount of cash available for distribution to our members. Consequently, items of income, gain, loss, deductions or credits of us would not pass through to each of our members. In addition, each member would be treated as a stockholder for federal income tax purposes and any distribution by us to the members would be taxable to them as dividends, to the extent of current and accumulated earnings and profits, or treated as gain from the sale of their membership interests, to the extent such distributions exceed both current and accumulated earnings and profits of our Company and each member's respective basis in their membership interests.

Code Section 7704 provides that a "publicly traded partnership" may be treated as a corporation for federal income tax purposes. A publicly traded partnership is one in which the interests in the partnership are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. An established securities market includes a securities exchange, as well as a regular over-the-counter market. Treasury Regulations under Code Section 7704, known as the PTP Regulations, state that interests in a partnership are readily tradable on a secondary market or the substantial equivalent thereof if (1) interests in the entity are regularly quoted by any person making a market in the interests; (2) any person regularly makes available to the public bid or offer quotes and stands ready to effect buy or sell transactions at the quoted prices for itself or on behalf of others; (3) the holder of the interest has a readily available, regular and ongoing opportunity to sell the interest through a public means of obtaining or providing information; or (4) prospective buyers and sellers otherwise have the opportunity to buy, sell or exchange interests in the partnership in a time frame and with the regularity and continuity that is comparable to the foregoing. Further, in order to be a publicly traded partnership, the partnership must participate in the market or recognize the transfers made on the market. A partnership will be considered as participating in public trading where trading in its interests is in fact taking place and the partnership's governing documents impose no limitation on the holders' ability to readily transfer their interests. A partnership's right to refuse to recognize transfers is not a limitation unless the right is actually exercised.

The PTP Regulations provide several safe-harbors which a partnership may use in order to avoid its interests being considered as readily tradable on a secondary market or the substantial equivalent thereof. One of the safe-harbors which is available is the so-called "2.0% safe-harbor," which provides that interests in a partnership are not readily tradable on a secondary market or the substantial equivalent thereof if the sum of the percentage interests in partnership capital or profits that are sold or otherwise transferred during a tax year does not exceed 2.0% of the total interests in capital or profits. Another safe-harbor applies to transfers through a "qualified matching service" that do not exceed 10.0% of the total interests in capital and profits, reduced in certain cases by the percentage transferred outside the qualified matching service. The PTP Regulations impose significant limitations on qualified matching services including the requirements that a sale cannot be closed any sooner than 45 days after the interest was first listed for sale and that interest may not be listed for more than 120 days before being delisted for a period of at least 60 days.

Whether the Offered Units will become readily tradable on a secondary market or the substantial equivalent thereof cannot be predicted with certainty. While we do not anticipate a secondary market developing for the Offered Units, we have no control over an independent third person establishing a secondary market in our Offered Units. Our operating agreement requires that a member obtain the consent of our manager prior to any transfer of his or her membership interest. Our manager intends to exercise its discretion by withholding its consent to transfers that do not fall within the parameters of any safe harbor discussed above. Since we comply with the safe harbor provisions of the PTP Regulations, we should not be considered a publicly traded partnership.

In the event we fail to continue to qualify for one of the limited safe-harbors under the PTP Regulations then our Company will be considered a publicly traded partnership for federal income tax purposes. If our Company is considered a publicly traded partnership for federal income tax purposes, we will be treated as a corporation for federal income tax purposes unless at least 90% of our gross income for each taxable year consists of "qualifying income." Qualifying income includes interest, dividends, real property rents, gain from the disposition of real property and income and gains from certain mineral and natural resource mining and production.

If our Company is considered a publicly traded partnership but not taxed for federal income tax purposes as a corporation due to our satisfying the "qualifying income" test set forth above, then our Company and its members will be subject to additional federal income tax rules. Specifically, the net income from publicly traded partnerships that are not taxed as corporations will not be treated as passive income for purposes of the passive loss rules. Therefore, each of our members may not offset his share of the net income from us against his net losses from any other publicly traded partnership and/or his net losses from passive activities. Additionally, each member's share of the net losses of from us may not offset his other income but are instead suspended and carried forward. Our net losses if any, can be applied against our net income in the next tax year (or the next succeeding tax year in which the member has net income us). Upon a complete disposition (within the meaning of the passive loss rules) of a member's entire membership interest in us, any remaining suspended losses are allowed.

If we do not qualify, or fail to continue to qualify, for one of the limited safe-harbors under the PTP Regulations or the "qualifying income" test, then our Company will be characterized as a publicly traded partnership and treated as a corporation for federal income tax purposes. If we were treated for federal income tax purposes as a corporation in any year, (i) we would be required to pay federal income taxes upon our taxable income; (ii) state and local income taxes could be imposed on us; (iii) our losses would not be reportable by the members on their personal income tax returns; (iv) any distributions would be taxable to a member as (a) ordinary income to the extent of current or accumulated earnings and profits, and (b) gain from the sale of a member's membership interest to the extent any distribution exceeded the earnings and profits and the tax basis of the membership interest; and (v) distributions would be classified as portfolio income which would not be available to offset passive activity losses. *See* "**–Limitation on Losses and Credits from Passive Activities.**" Also, a change in status from a partnership to a corporation could result in taxable income to each member. The amount of taxable income would equal his share of our liabilities over the adjusted basis of his shares. Any of the foregoing would substantially reduce the effective yield on an investment in our Offered Units.

The remainder of this discussion is based on the opinion of Kaplan, Voekler, Cunningham & Frank, PLC that we will be treated as a partnership for federal income tax purposes.

**Partnership Allocations**

In general, a partner's distributive share of partnership income, gain, deduction or loss will be determined in accordance with the partnership agreement. However, if the allocations do not have substantial economic effect, the partner's distributive share will be determined in accordance with the partners' interests in the partnership. Therefore, a member's share of any item of our income, gain, loss, deductions, or credits is determined by our operating agreement unless the allocations do not have substantial economic effect. *See* **"DESCRIPTION OF THE SECURITIES OFFERED – Description of our Operating Agreement –** ***Allocations.***"

An allocation has economic effect under the Treasury Regulations if: (i) each partner's share of partnership items is reflected by an increase or decrease in the partner's capital account; (ii) liquidation proceeds are distributed in accordance with capital account balances; and (iii) any partner with a capital account deficit following the distribution of liquidation proceeds is required to restore such deficit. Even if a partner is not required to restore a deficit in his capital account, the allocations will still have economic effect if the partnership agreement contains a qualified income offset provision. A qualified income offset provision requires allocation of income or gain to a partner when a partner unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4)-(16) in an amount and manner sufficient to eliminate such deficit balance as quickly as possible.

The economic effect of a partnership's allocations also must be "substantial." Under Section 1.704-1(b)(2)(iii) of the Treasury Regulations, the economic effect of an allocation is substantial if there is a reasonable possibility that the allocation will affect substantially the dollar amounts to be received by the partners from the partnership, independent of tax consequences. Notwithstanding the foregoing, the economic effect is not substantial if, at the time that the allocation becomes part of the partnership agreement, (i) the after-tax economic consequences of at least one partner may, in present value terms, be enhanced compared to such consequences if the allocation were not contained in the partnership agreement, and (ii) there is a strong likelihood that the after-tax economic consequences of no partner will, in present value terms, be substantially diminished compared to such consequences if the allocations were not contained in the partnership agreement. The Treasury Regulations include a presumption that the book value of depreciable partnership property is presumed to be its fair market value, and adjustments to book value will be presumed to be matched by corresponding changes in fair market value.

It cannot be determined whether the economic effect of the allocations in our operating agreement is substantial because the individual tax situations of purchasers of the Offered Units are unknown; however, because the allocations do not vary from year to year or member to member, we believe that the allocations will be deemed to be substantial. However, no assurance can be given that the IRS will not disagree. If the IRS were successful in challenging our allocations, each member' share of tax loss could decrease or their share of taxable income could increase.

**Federal Taxation of Our Members**

As long as our Company is treated as a partnership for federal income tax purposes, it will not be subject to any federal income taxes. Nonetheless, we will file federal partnership information tax returns for each calendar year.

Each member will be required to report on his own federal income tax return his share of our Company's items of income, gain, loss, deduction or credit. A member will be subject to tax on his distributive share of our income whether or not any distribution is made to him.

Initially, a Class A Member's tax basis for his Offered Units will be equal to the price paid for the Offered Units. Each member will increase the tax basis for his Offered Units by (i) his allocable share of our taxable income, and (ii) any increase in his share of our liabilities, and will decrease the tax basis for his Offered Units by:

- his allocable share of our tax loss;
- the amount of any distributions; and
- any reduction in his share of our liabilities.

If the amount of a cash distribution to a member for any year exceeds the member's share of our taxable income for the year, the excess will constitute a return of capital. A return of capital will be applied first to reduce the tax basis of a Class A Member's Offered Units. Any amounts in excess of the tax basis generally will be taxable as a gain from the sale of a capital asset if the Offered Units are held by a Class A Member as a capital asset.

THE TAXATION OF MEMBERS OF A LIMITED LIABILITY COMPANY IS HIGHLY COMPLEX AND DEPENDENT ON EACH INDIVIDUAL MEMBERS TAX SITUATION. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISER CONCERNING THE IMPACT OF THE TAX CONSEQUENCES OF AN INVESTMENT IN US ON HIS OR HER OWN PERSONAL FEDERAL INCOME TAX SITUATION.

**Partnership Distributions**

Due to potential timing differences between income recognition for federal income tax purposes and actual cash distributions, it is possible that a member may incur federal income tax liabilities in excess of actual cash distributions made prior to the date that the liability arises or that the tax is due. To the extent cash is available, the we intend to make distributions to the members (except to the extent such distributions would constitute a violation of the Delaware Limited Liability Company Act or other applicable law), and in an amount that is deemed by our manager to be sufficient, to allow the timely payment of the combined estimated federal and state income taxes of the members attributable to allocations of our income, gain, loss, and deduction to the members.

**Limitation of Deductibility of Capital Losses**

If you are an individual, any capital losses generated by us (or upon a disposition of our Offered Units) generally will be deductible only to the extent of your capital gains for the taxable year plus up to $3,000 of ordinary income ($1,500 in the case of a married individual filing a separate return). Excess capital losses may be carried forward by individuals indefinitely. If you are a corporation, any capital losses generated by us (or upon a disposition of shares) generally will be deductible to the extent of your capital gains for the taxable year. Corporations generally may carry capital losses back three years and forward five years. You should consult your tax advisors regarding the deductibility of capital losses.

**Limitation on Losses and Credits from Passive Activities**

Code Section 469 limits the amount of losses that individuals and certain other taxpayers may claim from an activity in which the taxpayer does not materially participate. Under this limitation, net losses from a passive activity may only be deducted against net income from passive activities. Passive activity losses may not be used to offset compensation income or other forms of active income. Also, passive activity losses may not be used to offset interest, dividends and other forms of portfolio income. On the other hand, passive activity income may be offset by passive losses from other rental activities or activities in which such taxpayer also does not materially participate. Additionally, in the event we are characterized as a publicly traded partnership taxable as a partnership pursuant to the "qualifying income" test described above, the passive loss rules will be subject to the modification. *See* "-**Classification as a Partnership.**"

Most members should only be able to deduct their share of our passive activity losses to the extent they have passive income from other sources. Any excess passive activity losses should be suspended and carried forward indefinitely. Suspended passive activity losses may be used to offset passive activity income in future years. Suspended passive activity losses also may be claimed in full against all types of income if a member disposes of his entire interest in the activity in a fully taxable transaction to an unrelated person.

We may have portfolio income to the extent that we receive interest income earned from the investment of our working capital or other investment by us. Portfolio income is not considered as income from a passive activity. Therefore, members may be required to recognize taxable portfolio income and pay tax thereon in years in which they also are allocated passive losses which cannot be used by them.

**Sale or Other Disposition of Our Property**

Generally, any gain realized by our Company on the sale of property held for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by us upon the disposition of a property acquired by us for cash will be allocated among the members in accordance with the allocation provisions of our operating agreement.

Each member's allocable share of any gain realized by us on the sale of any property held by us as inventory or other property held primarily for sale to anticipated customers in the ordinary course of our trade or business will be treated as ordinary income. We do not currently intend to acquire or hold or allow any property that represents inventory or other property held primarily for sale to anticipated customers in the ordinary course of our trade or business.

**Transfers of Offered Units**

In general, gain or loss is recognized on the sale or exchange of the Offered Units based on the difference between (i) the amount realized, which includes cash, the fair market value of other property received and the member's share of our liabilities, if any, with respect to the Offered Unit(s) transferred and (ii) the transferor's tax basis in the Offered Unit(s) transferred. The gain or loss recognized on a sale or exchange of Offered Units will generally be taxable as capital gain or loss, except that the gain may be characterized as unrecaptured Section 1250 gain or as ordinary income to the extent attributable to the transferring member's allocable share of certain ordinary income assets of our Company.

Our manager will allocate, in conformity with our operating agreement and relevant federal income tax rules, our items of income, gain, loss, deduction, and credit for the tax year of a transfer between the transferor and transferee. Members considering transfers are urged to consult their own tax advisors regarding the federal income tax consequences of such transfer.

**Alternative Minimum Tax**

In certain circumstances, individuals, corporations and other taxpayers may be subject to an alternative minimum tax in addition to regular tax. Your potential alternative minimum tax liability may be affected by reason of an investment in our Offered Units in determining the alternative minimum tax liability of a U.S. holder. The extent, if any, to which the alternative minimum tax applies will depend on your particular circumstances for each taxable year.

**Liquidation of our Company**

Our operating agreement provides that our assets will be sold upon our liquidation. The sale proceeds will be distributed pursuant to the terms of our operating agreement. Each member will realize his share of the gain or loss on the sale of our assets. In addition, each member will recognize gain or loss measured by the difference between the cash he receives in liquidation and the adjusted tax basis of his membership interest. The cash a member receives will include the cash constructively received as a result of relief of liabilities. Gain or loss recognized generally will constitute capital gain or loss. However, gain attributable to any property held by our Company as inventory or other property held primarily for sale to anticipated customers in the ordinary course of our trade or business will be treated as ordinary income.

**Investment by Employee Benefit Plans and Other Tax-Exempt Organizations; UBTI**

Employee benefit plans, such as qualified pension and profit sharing plans, Keogh plans and IRAs are generally exempt from federal income tax. However, the amount of any unrelated business taxable income, or UBTI, less directly connected allowable deductions, that exceeds a specific deduction of $1,000 in any taxable year is subject to an unrelated business tax. Other charitable and tax-exempt organizations in addition to those listed above may also be subject to tax. UBTI includes gross income derived from a business not substantially related to the purpose which forms the basis for the entity's tax-exempt status, less the deductions allowed which are directly connected with the carrying on of the business. UBTI generally excludes dividends, interest and gains from the sale of property and all deductions directly connected with that income unless they are derived from debt-financed property. All or virtually all of our income will constitute UBTI.

Notwithstanding the preceding, a charitable remainder trust that recognizes UBTI will be subject to an excise tax equal to 100% of that income. Any tax due should be paid directly from the tax-exempt entity. Payment of the tax by the beneficiary could have other adverse tax consequences.

ALL TAX-EXEMPT ENTITIES ARE URGED TO OBTAIN THE ADVICE OF A QUALIFIED TAX ADVISOR ON THE EFFECT OF AN INVESTMENT IN THE OFFERED UNITS.

**Section 754 Election**

Our manager likely will elect under Section 754 of the Code to adjust the tax basis in all or a portion of our assets in the event of a distribution of property to a holder or in the event of a transfer of an interest in us, including our Offered Units, by sale or exchange or as a result of the death of a holder. We would also be required to reduce the tax basis in our assets in connection with certain redemptions and dispositions of our membership interests. If we make an election under Section 754 of the Code, each of our members would have an initial tax basis in our assets that reflects the fair market value of our assets at the time of the purchase. Because our members are treated as having differing tax bases in our assets, a sale of an asset by us may cause our members to recognize different amounts of gain or loss or may cause some members to recognize a gain and others to recognize a loss. Depending on when a member purchases its membership interest and the fair market value of our assets at that time, the member may recognize gain for U.S. federal income tax purposes from the sale of certain of our assets even though the sale would cause us to recognize a loss for financial accounting purposes. An election under Section 754 of the Code, if made, can be revoked only with the consent of the IRS.

The calculations under Section 754 of the Code are complex. If we make an election under Section 754, to help reduce the complexity of those calculations and the resulting administrative costs to us, we will apply certain conventions in determining and allocating basis adjustments. It is possible that the IRS will successfully assert that the conventions we intend to use do not satisfy the technical requirements of the Code or Treasury Regulations and, thus, will require different basis adjustments to be made. Such different basis adjustments could adversely affect the manner in which our income, gain, loss, deduction and credit is allocated to certain of our members.

**Tax Returns**

We will file an information return on IRS Form 1065 and will provide information on Schedule K-1 to each member following the close of our tax year. We intend to use reasonable efforts to furnish to you tax information (including IRS Schedule K-1) as promptly as possible after the end of each taxable year, which describes your allocable share of our income, gain, loss, deduction and credit for the preceding taxable year. In preparing this information, we will use various accounting and reporting conventions to determine your allocable share of income, gain, loss, deduction and credit. If we are delayed in providing you with this information, it is possible that, in any taxable year, you will need to apply for extensions of time to file your tax returns. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to your income or loss. If you are a non-U.S. holder, there can be no assurance that this information will meet your jurisdiction's tax compliance requirements.

It is possible that we may engage in transactions that subject us and, potentially, our members to other information reporting requirements with respect to an investment in us. You may be subject to substantial penalties if you fail to comply with such information reporting requirements. You should consult with your tax advisors regarding such information reporting requirements.

**Nominee Reporting**

Persons who hold our membership interests as nominees for another person are required to furnish to us (i) the name, address and taxpayer identification number of the beneficial owner and the nominee; (ii) whether the beneficial owner is (1) a person that is not a U.S. person, (2) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (3) a tax-exempt entity; (iii) the amount and description of shares held, acquired or transferred for the beneficial owner; and (iv) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition costs for purchases, as well as the amount of net proceeds from sales. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Code for failure to report that information to us.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on shares they acquire, hold or transfer for their own account. The nominee is required to supply the beneficial owner of our membership interests with the information furnished to us.

**Taxable Year**

A partnership is required to have a tax year that is the same tax year as any partner, or group of partners, that owns a majority interest (more than 50%) in the partnership. Our taxable year is currently the calendar year. A partnership also is required to change its tax year every time a group of partners with a different tax year end acquires a majority interest, unless the partnership has been forced to change its tax year during the preceding two year period. In the event the majority interest in us changes to a group of members with a different tax year and we have not been forced to change our tax year during the preceding two year period, we would be required to change our tax year to the tax year of that group of members.

**Treatment of Amounts Withheld**

If we are required to withhold any U.S. tax on distributions made to any member, we will pay such withheld amount to the IRS. That payment, if made, will be treated as a distribution of cash to the member with respect to whom the payment was made and will reduce the amount of cash to which such member would otherwise be entitled.

**Tax Shelter Regulations**

In certain circumstances, a member who disposes of our membership interests resulting in the recognition by such member of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction, or a "reportable transaction," in accordance with regulations governing tax shelters and other potentially tax-motivated transactions, or the "Tax Shelter Regulations." In addition, an investment in us may be considered a "reportable transaction" if, for example, we recognize certain significant losses in the future. You should consult with your tax advisors concerning any possible disclosure obligation under the Tax Shelter Regulations with respect to the disposition of your Offered Units or your allocable share of certain losses incurred by us.

**Backup Withholding**

We will be required in certain circumstances to backup withhold on certain payments paid to noncorporate members who do not furnish us with their correct taxpayer identification number (or, in the case of individuals, their social security number) and certain certifications, or who are otherwise subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments made to you may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

**New Legislation or Administrative or Judicial Action**

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process, the IRS and the Treasury, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations. No assurance can be given as to whether, or in what form, any proposals affecting us or our members will be enacted. The IRS pays close attention to the proper application of tax laws to partnerships. The present U.S. federal income tax treatment of an investment in our Offered Units may be modified by administrative, legislative or judicial interpretation at any time, and any such action may affect investments and commitments previously made. We and our members could be adversely affected by any such change in, or any new, tax law, regulation or interpretation.

**State and Local Taxes**

Our members may be subject to various state and local. taxes and tax filing requirements. You are urged to consult your tax advisors with respect to the state and local tax consequences of acquiring, owning and disposing of your Offered Units, including potential state tax filing requirements.

**Audit of Tax Returns**

The IRS could audit our tax information returns. Any audit could result in the audit of a member's tax return. An audit of a member's return could result in adjustments to items related to our Company as well as items not related to us.

The Code treats a partnership as a separate entity for purposes of audit, settlement and judicial review. Thus, the IRS may audit and make a single determination of the propriety of a partnership's treatment of partnership tax items at the partnership level. In general, a partnership's tax matters partner represents the partnership and its partners in the event of an audit of the partnership's tax returns. Our manager is our tax matters partner. All partners are nevertheless entitled to participate in an audit and each partner may enter into a settlement agreement on his own behalf with the IRS.

If the IRS proposes any adjustments to the tax returns filed by us or a member, substantial legal and accounting expenses and deficiency interest and penalties may be incurred. We will not bear any expense that may be incurred by a member in connection with the adjustments or audit of the member's returns.

Our manager has the authority to conduct, on our behalf and on behalf of our members, all examinations by tax authorities relating to our Company at our expense. A tax controversy could result in substantial legal and accounting expenses being charged to us, even if the outcome is favorable.

## ERISA CONSIDERATIONS

**General**

The following section sets forth certain consequences under ERISA and the Code, which a fiduciary of an "employee benefit plan" as defined in, and subject to the fiduciary responsibility provisions of, ERISA or of a "plan" as defined in and subject to Section 4975 of the Code who has investment discretion should consider before deciding to invest the plan's assets in us (such "employee benefit plans" and "plans" being referred to herein as "Benefit Plans," and such fiduciaries with investment discretion being referred to herein as "Plan Fiduciaries"). The following summary is not intended to be complete, but only to address certain questions under ERISA and the Code which are likely to be raised by the Plan Fiduciary's own counsel.

In general, the terms "employee benefit plan" as defined in ERISA and "plan" as defined in Section 4975 of the Code together refer to any plan or account of various types that provides retirement benefits or welfare benefits to an individual or to an employer's employees and their beneficiaries. Such plans and accounts include, but are not limited to, corporate pension and profit sharing plans, "simplified employee pension plans", Keogh plans for self-employed individuals (including members), individual retirement accounts described in Section 408 of the Code and medical benefit plans.

Each Plan Fiduciary must give appropriate consideration to the facts and circumstances that are relevant to an investment in us, including the role an investment in us plays in the Benefit Plan's investment portfolio. Each Plan Fiduciary, before deciding to invest in us, must be satisfied that investment in us is a prudent investment for the Benefit Plan, that the investments of the Benefit Plan, including the investment in us, are diversified so as to minimize the risks of large losses and that an investment in us complies with the documents of the Benefit Plan and related trust.

EACH PLAN FIDUCIARY CONSIDERING ACQUIRING OFFERED UNITS MUST CONSULT ITS OWN LEGAL AND TAX ADVISERS BEFORE DOING SO.

**Restrictions on Investments by Benefit Plan Investors**

ERISA and a regulation issued thereunder contain rules for determining when an investment by a Benefit Plan in a partnership will result in the underlying assets of the partnership being assets of the Benefit Plan for purposes of ERISA and Section 4975 of the Code (i.e., "plan assets"). Those rules provide that assets of a partnership will not be plan assets of a Benefit Plan which purchases an interest therein if the investment by all "benefit plan investors" is not "significant" or certain other exceptions apply. The term "benefit plan investors" includes all Plans (i.e., all "employee benefit plans" as defined in and subject to the fiduciary responsibility provisions or ERISA and all "plans" as defined in and subject to Section 4975 of the Code), and all entities that hold "plan assets" (each a "Plan Assets Entity") due to investments made in such entities by already described benefit plan investors. ERISA provides that a Benefit Plan is considered to hold plan assets only to the extent of the percentage of the Benefit Plan's equity interests held by benefit plan investors. In addition, all or a portion of an investment made by an insurance company using assets from its general account may be treated as a benefit plan investor. Investments by Benefit Plan Investors will be deemed not significant if benefit plan investors own, in the aggregate, less than 25% of the total value of each class of equity interests of the partnership (determined by not including the investments of persons with discretionary authority or control over the assets of such partnership, of any person who provides investment advice for a fee (direct or indirect) with respect to such assets, and affiliates of such persons; provided, however that under no circumstances are investments by benefit plan investors excluded from such calculation).

In order to avoid causing our assets to be "plan assets," our manager intends to restrict the aggregate investment by benefit plan investors to under 25% of the total value of each class of membership interests in us, as of any given time (not including the investments of any person who provides investment advice for a fee (direct or indirect) with respect to our assets, and any entity (other than a benefit plan investor) that is directly or indirectly through one or more intermediaries controlling, controlled by or under common control with any of such entities (including a company or other entity for which our manager is the managing member, general partner, investment advisor or provides investment advice), and each of the principals, officers and employees of any of the foregoing entities who has the power to exercise a controlling influence over the management or policies of such entity or of our Company). Furthermore, because the 25% test is ongoing, additional investments by benefit plan investors may be restricted.

*Ineligible Purchasers*

In general, Offered Units may not be purchased with the assets of a Benefit Plan if our manager, any broker-dealer, any of their respective affiliates or any of their respective employees either: (a) has investment discretion with respect to the investment of such plan assets; (b) has authority or responsibility to give or regularly gives investment advice with respect to such plan assets, for a fee, and pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions with respect to such plan assets and that such advice will be based on the particular investment needs of the Benefit Plan; or (c) is an employer maintaining or contributing to such Benefit Plan. A party that is described in clause (a) or (b) of the preceding sentence is a fiduciary under ERISA and the Code with respect to the Benefit Plan, and any such purchase might result in a "prohibited transaction" under ERISA and the Code.

Except as otherwise set forth, the foregoing statements regarding the consequences under ERISA and the Code of an investment in us are based on the provisions of the Code and ERISA as currently in effect, and the existing administrative and judicial interpretations thereunder. No assurance can be given that administrative, judicial, or legislative changes will not occur that may make the foregoing statements incorrect or incomplete.

**ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF PLANS IS IN NO RESPECT A REPRESENTATION BY OUR MANAGER OR ANY OTHER PARTY RELATED TO US THAT THIS INVESTMENT MEETS THE RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN OR THAT THIS INVESTMENT IS APPROPRIATE FOR ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF AN INVESTMENT IN US IN LIGHT OF THE CIRCUMSTANCES OF THE PARTICULAR PLAN.**

## REPORTS

We will furnish the following reports, statements, and tax information to each Class A Member:

**No Membership Certificates.** We will not issue membership certificates representing Offered Units purchased in this offering to the Class A Members. The number of Offered Units held by each Class A Member, and each Class A Member's percentage of our aggregate outstanding Units, will be maintained by us as an exhibit to our operating agreement.

**Notification of Closing**. We will notify all investors whose subscriptions have been accepted for the purchase of the Offered Units of the closing of this offering and the release of the proceeds therefrom from escrow either (a) via email within 48-hours of the closing if you have provided us with an email address, which email will be followed by notification via United States mail or (b) via United States mail sent within five (5) business days if you did not provide an email address to us in your completed subscription agreement.

**Tax Information.** Within 90 days after the end of each fiscal year, which is currently the calendar year, (i) we will send to each Class A Member such tax information as shall be necessary for the preparation of federal income tax returns and state income and other tax returns with regard to the applicable jurisdictions and (ii) we will send or make available to each Class A Member our annual report containing audited financial statements of our Company for the past fiscal year including balance sheet and statement of operations, our equity and cash flows. Our manager will be deemed to have made such reports available to each Class A Member if it has either filed the report with the SEC via its Electronic Data Gathering, Analysis and Retrieval system and such report is made publicly available or has made such report available on any website maintained by the Company and available for viewing the Class A Members.

## INDEPENDENT AUDITORS

Our financial statements as of September 30, 2012 and for the period from our inception and appearing in Part F/S of this Offering Circular, have been audited by Gray, Gray & Gray, LLP, independent certified public accountants, or G,G &G, as set forth in their report thereon in Part F/S. The financial statements for each of Hanson Fuel Company and Hanson Fuel, Inc., South Arm, Inc., d/b/a Murray Oil Co. and Western Maine Propane appearing in Part F/S as of September 30, 2012 and 2011 have not been audited or reviewed by GG&G or any other independent accountants. Our pro forma financial statements as of September 30, 2012 and set forth in Part F/S, showing the effects of our acquisition-- transactions and the closing of this offering as if they had occurred on September 30, 2012, have not been audited or reviewed by G,G & G or any other independent accountant.

## ADDITIONAL INFORMATION AND DOCUMENTS

We have filed with the SEC an Offering Statement under Regulation A of the 1933 Act with respect to the Offered Units. This Offering Circular does not contain all the information set forth in the Offering Statement and the exhibits and schedules thereto. For further information with respect to our Company and the Offered Units, reference is hereby made to the exhibits and schedules thereto. The Offering Statement can be inspected without charge at the office of the SEC at Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20459 and copies may be obtained at prescribed rates from the Public Reference Section of the Commission in Washington, D.C. Further, if you would like a copy of any of the documents referred to in this Offering Circular as exhibits to the Offering Statement and not already included as Appendices to this Offering Circular, please contact us at:

Sail Energy Holdings, LLC
80 Daniel Street, #242
Portsmouth, New Hampshire 03802-0242
Telephone: 855-455-9001

Fax: 855-455-9001
Email: Dennis.Obrien@sailenergy.net
Attn: Dennis J. O'Brien

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# Index to Financial Statements

**APPENDICES**

**All Appendices are set forth below.**

**APPENDIX A**

**LIMITED LIABILITY COMPANY AGREEMENT**

**APPENDIX B**

**PURCHASER QUESTIONNAIRE AND SUBSCRIPTION AGREEMENT**

**PURCHASER QUESTIONNAIRE AND SUBSCRIPTION AGREEMENT**

**Class A Units of Membership Interest**
**In**
**Sail Energy Holdings, LLC**

Please read carefully the Offering Circular (the "Circular") for the sale of Class A Units of Membership Interests (the "Offered Units") in Sail Energy Holdings, LLC, a Delaware limited liability company (the "Company"), dated ___________, 2013, and all exhibits and supplements thereto, before deciding to invest.

AS A PROSPECTIVE INVESTOR IN THE OFFERED UNITS YOU SHOULD EXAMINE THE SUITABILITY OF THIS TYPE OF INVESTMENT IN THE CONTEXT OF YOUR OWN NEEDS, INVESTMENT OBJECTIVES AND FINANCIAL CAPABILITIES, AND YOU SHOULD MAKE YOUR OWN INDEPENDENT INVESTIGATION AND DECISION AS TO SUITABILITY AND AS TO THE RISK AND POTENTIAL GAIN INVOLVED. ALSO, AS A PROSPECTIVE INVESTOR IN THE OFFERED UNITS YOU ARE ENCOURAGED TO CONSULT WITH YOUR ATTORNEY, ACCOUNTANT, FINANCIAL CONSULTANT OR OTHER BUSINESS OR TAX ADVISOR REGARDING THE RISKS AND MERITS OF THE PROPOSED INVESTMENT.

This offering is limited to investors who certify that they meet all of the suitability requirements set forth in the Circular for the purchase of the Offered Units.

If you meet these qualifications and desire to purchase Offered Units, please complete, sign and deliver this Purchaser Questionnaire and Subscription Agreement ("Subscription Agreement") to ARI Financial Services, Inc. ("ARI") at the address set forth below, and deliver your check, payable to "City National Bank, as Escrow Agent for Sail Energy Holdings, LLC," in the amount of the purchase price for your Offered Units to ARI at the address below. You may also submit your purchase price to City National Bank, as escrow agent (the "Escrow Agent") via wire transfer pursuant to the wiring instructions set forth below. If you submit your purchase price via wire transfer, please attach a copy of the completed wire instructions regarding your transfer to this Subscription Agreement.

**ARI Financial Services, Inc.**

ARI Financial Services, Inc.
4745 W. 136th Street
Leawood, Kansas 66224
Attention: Wm. Brian Candler
Telephone: (816) 699-1204
Facsimile: (816) 817-1110

**Wiring Instructions**

~~ADDRESS~~
City National Bank
Los Angeles ABA # 122 016 066
c/o City National Investments #101281469
Attention: Sue Behning
For Further Credit to:
Account Name: SAIL ENERGY HOLDINGS, LLC
Account ~~No:~~ Number: ESC12735
~~Special Instructions: Escrow No.~~
~~For International Wires Only: SWIFT Bank Identification Code:~~

**Formatted:** Font: 12 pt
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**Formatted:** Font: 10 pt
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The Company will cause ARI to transmit checks received in accordance with the foregoing instructions to the Escrow Agent pursuant to the following procedures:

(i) Where, pursuant to ARI's internal supervisory procedures, internal supervisory review is conducted at the same location at which subscription documents and checks are received from subscribers, checks will be transmitted by noon of the next business day following receipt by ARI to the Escrow Agent for deposit with the Escrow Agent.

(ii) Where, pursuant to a ARI's internal supervisory procedures, final internal supervisory review is conducted at a different location, checks will be transmitted by 5:00 pm of the next business day following receipt by ARI to the office of ARI conducting such final internal supervisory review (the "Final Review Office"). The Final Review Office will in turn transmit by noon of the next business day following receipt at a different location by the Final Review Office such checks to the Escrow Agent for deposit directly with the Escrow Agent.

Upon receipt of the signed Subscription Agreement, verification of your investment qualifications, and acceptance by the Company, the Company will notify you of receipt and acceptance of your subscription. Until subscriptions for the entire offering amount of $5,000,000 are received, all subscription proceeds for Offered Units will be held in an escrow account as described in the Circular. The Company reserves the right, in its sole discretion, to accept or reject your subscription, in whole or in part, for any reason whatsoever. Any subscription application not accepted within 30 days of receipt shall be deemed rejected. If your subscription is rejected in whole, your subscription payment will be returned to you in full, and this Subscription Agreement shall be terminated and of no further effect. If we accept only a portion of your subscription, we will return the balance of your subscription payment. Any questions about subscriptions should be directed to Wm. Brian Candler at the contact information shown above.

**Important Note: The person or entity actually making the decision to invest in the Offered Units should complete and execute this Subscription Agreement.**

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**PURCHASER QUESTIONNAIRE AND SUBSCRIPTION AGREEMENT**

**Class A Units of Membership Interest**
**In**
**Sail Energy Holdings, LLC**

This Subscription Agreement relates to my agreement to purchase ____ Class A Units of Membership Interest (the "Offered Units") to be issued by Sail Energy Holdings, LLC, a Delaware limited liability company (the "Company"), for a purchase price of $1,000.00 per Offered Unit ($20,000 (20 Offered Units) minimum purchase), for a total purchase price of $____________ ("Subscription Price"), subject to the terms, conditions, acknowledgments, representations and warranties stated herein and in the Offering Circular for the sale of the Offered Units, dated ___________,February ___, 2013, and all exhibits and supplements thereto (collectively, the "Circular"). Simultaneously with the execution and delivery hereof, I am either (i) transmitting a check for my Subscription Price payable to the order of "City National Bank, as Escrow Agent for Sail Energy Holdings, LLC," to ARI Financial Services, Inc., who will forward the check to the City National Bank, as escrow agent for the Company in accordance with the procedures set forth above, or (ii) making a wire transfer (pursuant to the instructions set forth above) in the amount of my Subscription Price and attaching my completed wiring instructions for my transfer to this Subscription Agreement. I understand that if I wish to purchase Offered Units, I must complete this Subscription Agreement and submit the applicable Subscription Price.

In order to induce the Company to accept this Subscription Agreement for the Offered Units and as further consideration for such acceptance, I hereby make, adopt, confirm and agree to all of the following covenants, acknowledgments, representations and warranties with the full knowledge that the Company and its affiliates will expressly rely thereon in making a decision to accept or reject this Subscription Agreement:

1. My primary state of residence/business is: ______________________________ .

2. My date of birth is: ______________________________ (Individuals only).

3. PLEASE INITIAL ANY ONE OR MORE CATEGORIES WHICH APPLY:

______ I have a net worth (excluding the value of my home, furnishings and automobiles) of at least $500,000; or

______ I have a gross annual income of at least $150,000 and a net worth (excluding the value of my home, furnishings and automobiles) of at least $250,000.

______ In the case of sales to fiduciary accounts (such as an IRA, Keogh Plan, or pension or profit sharing plan), the beneficiary, the fiduciary account or the person who directly or indirectly supplied the funds for the purchase of our Offered Units (if that person is the fiduciary) meets one of the foregoing standards.

4. IN ADDITION, SOLELY FOR CALIFORNIA INVESTORS:

______ My investment in the Company does not exceed 10% of my net worth.

5. IN ADDITION, SOLELY FOR ARIZONA INVESTORS:

______ My investment in the Company does not exceed 10% of my net worth.

______ I have a gross income in excess of $150,000 individually, or $200,000 jointly with a spouse, and have a reasonable expectation that I will have such income in the current year.

6. IN ADDITION, PLEASE INITIAL ANY ONE OR MORE OF THE CATEGORIES WHICH APPLY (NOT REQUIRED TO PURCHASE) :

If a natural person, I hereby represent and warrant that I am an "*accredited investor*" as defined in Regulation D promulgated under the Securities Act of 1933, as amended (initial as appropriate):

______ (a) That I have an individual net worth, or joint net worth with my spouse, ***excluding***

_____ *primary residence* (see Memorandum, "WHO MAY INVEST") but including home furnishings and personal automobiles of more than $1,000,000; or

(b) That I have individual income in excess of $200,000 or joint income with my spouse in excess of $300,000, in each of the two most recent years and I have a reasonable _____ expectation of reaching the same income level in the current year.

If other than a natural person, such entity represents and warrants that (check as appropriate):

_____ it is an "*accredited investor*" as defined in Regulation D promulgated under the Securities Act of 1933, as amended, which includes:

- any corporation, Massachusetts or similar business trust, partnership, or organization described in Code Section 501(c)(3), not formed for the specific purpose of acquiring Interests, with total assets over $5,000,000;
- any trust, with total assets over $5,000,000, not formed for the specific purpose of acquiring Interests and whose purchase is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of an investment in the Interests as described in Rule 506(b)(2)(ii) under the Securities Act;
- any broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended;
- any investment company registered under the Investment Company Act or a business development company (as defined in Section 2(a)(48) of the Investment Company Act);
- any small business investment company licensed by the Small Business Administration under Section 301(c) or (d) or the Small Business Investment Act of 1958, as amended;
- any employee benefit plan within the meaning of ERISA, if the investment decision is made by a plan fiduciary (as defined in Section 3(21) of ERISA), which is either a bank, savings and loan association, insurance company, or registered investment advisor, or if such employee benefit plan has total assets over $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons who are accredited investors;
- any private business development company (as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended);
- any bank as defined in Section 3(a)(2) of the Securities Act, any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity, or any insurance company as defined in Section 2(13) of the Securities Act;
- any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets of more than $5,000,000;
- any executive officer of the Signatory Trustee or, if applicable, its manager; or,
- any entity in which all of the equity owners are accredited investors.

5. Please initial next to the appropriate statement.

________ The Offered Units are not being purchased by or on behalf of:

(a) an employee benefit plan (as defined in Section 3(3) of the Employment Retirement Insurance Security Act of 1974 ("ERISA")), whether or not it is subject to Title I of ERISA;

(b) a plan described in Section 4975 of the Internal Revenue Code of 1986 (the "Code");

(c) an entity whose underlying assets include plan assets by reason of a plan's investment in such entity (including but not limited to an insurance company general account); or

(d) an entity that otherwise constitutes a "benefit plan investor" within the meaning of the Department of Labor Regulations Section 2510.3-101 (29 C.F.R. Section 2510.3-101) (categories (a) through (d) collectively, an "ERISA Entity").

_______ The Offered Units are being purchased by or on behalf of an ERISA Entity and I:

(a) further represent and warrant that its purchase and holding of Offered Units either does not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or is eligible for coverage under one or more statutory or administrative exemptions from the prohibited transaction rules of ERISA and the Code; and

(b) agree to provide to the Company, promptly upon request, all additional information that the Company determines to be reasonably necessary in order to determine whether the undersigned meets the suitability standards for ownership of the Offered Units.

7. Under penalties of perjury, I certify:

(a) that the number shown on this form is my correct taxpayer identification number/social security number, and

(b) that I am not subject to backup withholding because (initial one):

_______ I have not been notified that I am subject to backup withholding as a result of a failure to report all interest or dividends; or

_______ The Internal Revenue Service has notified me that I am no longer subject to backup withholding.

8. I understand that the Company reserves the right to, in its sole discretion, accept or reject this subscription, in whole or in part, for any reason whatsoever. In the event this subscription is rejected in whole by the Company, the funds transmitted herewith shall be returned to the undersigned in full, and this Subscription Agreement shall be terminated and of no further effect. In the event the Company accepts only a portion of this subscription, the funds not accepted will be returned to the undersigned.

9. My overall commitment to investments that are not readily marketable is not disproportionate to my individual net worth, and my investment in the Offered Units will not cause such overall commitment to become excessive. I have adequate means of providing for my financial requirements, both current and anticipated, and have no need for liquidity in this investment. I can bear and am willing to accept the economic risk of losing my entire investment in the Offered Units.

10. All information that I have provided to the Company herein concerning my suitability to invest in the Offered Units is complete, accurate and correct as of the date of my signature on the last page of this Subscription Agreement. I hereby agree to notify the Company immediately of any material change in any such information occurring prior to the acceptance of this Subscription Agreement, including any information about changes concerning my net worth and financial position.

11. I am purchasing the Offered Units for my own account and for investment purposes only and have no present intention, understanding or arrangement for the distribution, transfer, assignment, resale or subdivision of the Offered Units. I understand that, due to the lack of any resale market existing or anticipated to exist for the Offered Units, my investment in the Company may be illiquid and may have to be held indefinitely

12. I have reviewed the Limited Liability Company Agreement of Sail Energy Holdings, LLC (the "LLC Agreement") attached to the Circular (as well as all other exhibits attached thereto) and agree to be bound as a member of the Company by the terms of such agreement. I understand that if my subscription is accepted and the Offered Units are issued to me, then my executed signature page to this Subscription Agreement shall be deemed my executed signature page to the LLC Agreement.

15. This Subscription Agreement shall be construed in accordance with and governed by the laws of the State of Delaware without regard to its choice of law provisions, except as to the type of registration of ownership of Offered Units, which shall be construed in accordance with the state of principal residence of the subscribing investor.

16. I hereby covenant and agree that any dispute, claim or controversy arising out of or related to this Subscription Agreement, the breach hereof, the termination, enforcement, interpretation or validity hereof, or an investment in the Offered Units shall be settled by arbitration in Wilmington, Delaware, or Boston, Massachusetts, in accordance with the rules of The American Arbitration Association, and judgment entered upon the award rendered may be enforced by appropriate judicial action. I hereby submit to the *in personam* jurisdiction of such tribunal and waive any objection that such forum is inconvenient or otherwise improper. The arbitration panel shall consist of one member, which shall be the mediator if mediation has occurred or, if there was no mediation, shall be a person agreed to by each party to the dispute within 30 days following notice by one party that he desires that a matter be arbitrated. If there was no mediation and the parties are unable within such 30-day period to agree upon an arbitrator, then the panel shall be one arbitrator selected by the Wilmington, Delaware or Boston, Massachusetts office of the American Arbitration Association which arbitrator shall be experienced in the area of securities and knowledgeable with respect to the subject matter area of the dispute. The non-prevailing party shall bear any fees and expenses of the arbitrator, other tribunal fees and expenses, reasonable attorneys' fees of both parties, any costs of producing witnesses and any other reasonable costs or expenses incurred by him or the prevailing party. The arbitration panel shall render a decision within 30 days following the close of presentation by the parties of their cases and any rebuttal. The parties shall agree within 30 days following selection of the arbitrator to any prehearing procedures or further procedures necessary for the arbitration to proceed, including interrogatories or other discovery.

BY EXECUTING THIS SUBSCRIPTION AGREEMENT YOU ARE AGREEING TO HAVE CERTAIN DISPUTES DECIDED BY NEUTRAL ARBITRATION, AND YOU ARE GIVING UP ANY RIGHTS YOU MIGHT POSSESS TO HAVE SUCH DISPUTES LITIGATED IN A COURT OR JURY TRIAL. BY EXECUTING THIS AGREEMENT YOU ARE GIVING UP YOUR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL. IF YOU REFUSE TO SUBMIT TO ARBITRATION AFTER AGREEING TO THIS PROVISION, YOU MAY BE COMPELLED TO ARBITRATE. YOUR AGREEMENT TO THIS ARBITRATION PROVISION IS VOLUNTARY.

17. I hereby agree to indemnify, defend and hold harmless the Company, its affiliates and all of their directors, partners, members, managers, shareholders, officers, employees, affiliates and advisors, from any and all damages, losses, liabilities, costs and expenses (including reasonable attorneys' fees and costs) that they may incur by reason of my failure to fulfill all of the terms and conditions of this Subscription Agreement or by reason of the untruth or inaccuracy of any of the representations, warranties or agreements contained herein or in any other documents I have furnished to any of the foregoing in connection with this transaction. This indemnification includes, but is not limited to, any damages, losses, liabilities, costs and expenses (including reasonable attorneys' fees and costs) incurred by the Company, its affiliates or any of their directors, partners, members, managers, shareholders, officers, employees, affiliates or advisors, defending against any alleged violation of federal or state securities laws which is based upon or related to any untruth or inaccuracy of any of the representations, warranties or agreements contained herein or in any other documents I have furnished in connection with this transaction.

18. I hereby acknowledge and agree that: (a) I may not transfer or assign this Subscription Agreement, or an interest herein, and any purported transfer shall be void; (b) except as specifically described herein, I am not entitled to cancel, terminate or revoke this Subscription Agreement and that this Subscription Agreement will be binding on my heirs, successors and personal representatives; provided, however, that if the Company rejects this Subscription Agreement, this Subscription Agreement shall be automatically canceled, terminated and revoked; (c) this Subscription Agreement constitutes the entire agreement among the parties hereto with respect to the sale of the Offered Units and may be amended, modified or terminated only by a writing executed by all parties (except as provided herein with respect to rejection of this Subscription Agreement by the Company); (d) within two days after receipt of a written request from the Company, I agree to

provide such information and to execute and deliver such documents as may be necessary to comply with any and all laws and regulations to which the Company is subject; and (e) my representations and warranties set forth herein shall survive the sale of the Offered Units pursuant to this Subscription Agreement.

19. I am not making this investment in any manner as a representative of a charitable remainder unitrust or a charitable remainder trust.

20. The undersigned acknowledges that City National Bank is acting solely as escrow holder in connection with the offering of the Offered Units and makes no recommendation with respect thereto. City National Bank has made no investigation regarding the offering, the Company, the Manager or any other person or entity involved in the offering.

21. I (we) wish to own my (our) Offered Units as follows (initial one).

(a) _______ Separate or individual property. (In community property states, if the Purchaser is married, his (her) spouse must submit written consent if community funds will be used to purchase the Offered Units.)

(b) _______ Husband and Wife as community property. (Community property states only. Husband and Wife should both sign all required documents unless advised by their attorney that one signature is sufficient.)

(c) _______ Husband and Wife as community property with right of survivorship. (Community property states only. Husband and Wife should both sign all required documents unless advised by their attorney that one signature is sufficient.)

(d) _______ Joint Tenants with right of survivorship. (Both parties must sign all required documents unless advised by their attorney that one signature is sufficient.)

(e) _______ Tenants in Common. (All parties must sign all required documents.)

(f) _______ Trust. (Attach copy of trust instrument and include name of trust, name of trustee, and date trust was formed.)

(g) _______ Corporation, Partnership or Limited Liability Company. (Attach copy of certificate of organization or certificate of limited partnership, if any, and partnership agreement or operating agreement and include evidence of authority for person who executes required documents.)

(h) Other (indicate):

_______________________________________________

_______________________________________________

*(SPECIAL INSTRUCTIONS: In all cases, the person/entity making the investment decision to purchase the Offered Units must complete and sign this Subscription Agreement. Investors must list their principal place of residence rather than their office or other address on the signature page so that the Company can confirm compliance with appropriate securities laws. If you wish correspondence sent to some address other than your principal residence, please provide a mailing address in the blank provided below.)*

REGISTRATION INFORMATION

Please print the exact title (registration) you desire on the account, in the case of a corporation, trust or other entity, you should use the full name of such entity:

________________________________________

________________________________________

________________________________________

Mailing address:

________________________________________

________________________________________

E-mail address: ______________________________

| | | |
|---|---|---|
| Entity (if applicable) | Federal Employer ID Number | State of Formation |
| Individuals (if applicable) | Social Security Number | State of Legal Residence |
| Joint Owner (if applicable) | Social Security Number of Joint Owner | State of Legal Residence |

DISTRIBUTIONS

Distribution Address: Please indicate to whom distributions should be sent, if not to the address set forth above. **If you desire your distributions made via direct deposit, please complete the attached Authorization Agreement for Direct Deposit (ACH Credits).**

Name: ________________________________________

Address: ________________________________________

________________________________________

RETURN OF CAPITAL DISTRIBUTIONS

Do you want return of capital distributions sent to the person(s) or entity listed above under Registration Information __________ or Distribution/Dividends __________ (Initial one)

INVESTOR INFORMATION

Please send all Investor correspondence to the following:

Name: ________________________________________

Address: ________________________________________

________________________________________

Work: (___) ______________ Home: (___) ______________

Fax: (___) ______________ Cell: (___) ______________

Primary State of Residence: ______________________________

Federal Tax ID Number/Social Security Number. ____________________

E-Mail Address: ______________________________

| | |
|---|---|
| EXECUTION | THE UNDERSIGNED HAS THE AUTHORITY TO ENTER INTO THIS SUBSCRIPTION AGREEMENT ON BEHALF OF THE PERSON(S) OR ENTITY REGISTERED ABOVE. |

Executed this ___ day of_____________ 20 __ .

X __ _______________________________________________

Signature (Investor, or authorized signatory)

Title:_______________________________________________

X __ _______________________________________________

Signature (Investor, or authorized signatory)

Title:_______________________________________________

SUBSCRIPTION ACCEPTED

SAIL ENERGY HOLDINGS, LLC
a Delaware limited liability company

By: SAIL ENERGY MANAGEMENT, LLC
Its: Manager

By: _______________________
Name: Dennis J. O'Brien
Its: President and Chief Executive Officer

Dated: ____________________

## BROKER/DEALER REPRESENTATIONS AND WARRANTIES

Standards of suitability have been established by Sail Energy Holdings, LLC and fully disclosed in the section of the Circular entitled "WHO MAY INVEST." Prior to recommending purchase of the Offered Units, we have reasonable grounds to believe, on the basis of information supplied by the investor concerning his or her investment objectives, other investments, financial situation and needs, and other pertinent information that: (i) the investor meets the suitability standards established by the Circular for the investor's state of residence; (ii) the investor resides in a state where the Offering has been registered or is exempt from registration; (iii) the investor has a net worth and income sufficient to sustain the risks inherent in the Offered Units, including loss of the entire investment and lack of liquidity; and (iv) the Offered Units are otherwise a suitable investment for the investor. We will maintain in our files documents disclosing the basis upon which the suitability of this investor was determined.

We verify that the above subscription either does not involve a discretionary account or, if so, that we have made the investor aware, prior to subscribing for the Offered Units, of the risks entailed in investing in the Offered Units.

Broker/Dealer Firm Name:______________________________________________________________

Registered Representative:______________________________________________________________
(Please Print)

________________________________________________________________________________
Registered Representative's BRANCH ADDRESS, City, State, Zip

Branch Phone Number: ( ______)______________________________

E-mail address:______________________________________________

I hereby certify that I am registered in ____________________ , the state of sale.

______________________________________
Signature of Registered Representative

AUTHORIZATION AGREEMENT FOR DIRECT DEPOSIT (ACH CREDITS)

Individual/Trust/Entity Name:________________________________________
Individual/Trust/Entity Tax ID Number:____________________________________

I (we) hereby authorize Sail Energy Holdings, LLC, or its designee, hereinafter called the Company, to initiate credit entries to my ~ Checking Account/ ~ Savings Account/ ~ IRA Account (select one) at the depository financial institution named below, hereinafter called DEPOSITORY and to credit my (our) distributions to such account. I (we) acknowledge that the origination of ACH transactions to my (our) account must comply with the provisions of U.S. law.

Depository Name:________________________ Branch:________________________

City:________________________ State:____________ Zip:________

Routing Number:________________________ Account Number:________________________

This authorization is to remain in full force and effect until the Company has received written notification from me (or either of us) of its termination in such time and in such manner as to afford the Company and DEPOSITORY a reasonable opportunity to act on it.

Name:________________________ Tax ID Number/ Social Security Number:________________

Signature:________________________ Date:____________, 20____

Joint Owner (if applicable):

Name:________________________ Tax ID Number/ Social Security Number:________________

Signature:________________________ Date:____________, 20____

**If you are authorizing a direct ACH credit, please attach a voided check for the account listed above.**

## PART III – EXHIBITS

## EXHIBIT INDEX

| Exhibit Number | Exhibit Description |
|---|---|
| (1) | Dealer Manager Agreement by and between ARI Financial Services, Inc. and us.*** |
| (1)(a) | First Amendment to Dealer Management Agreement by and between ARI Financial Services, Inc. and us~~.~~.*** |
| (1)(b) | Second Amendment to Dealer Management Agreement by and between ARI Financial Services, Inc. and us~~.~~.*** |
| (2)(a) | Certificate of Formation of the issuer.*** |
| 2(b) | Limited Liability Company Agreement of the issuer.* |
| (4) | Form of Purchaser Questionnaire and Subscription Agreement.** |
| (6)(a) | Declaration of Operation with Sail Energy, LLC.*** |
| (6)(b) | Financial Advisory Services Agreement with US Energy Finance & Capital, LLC.*** |
| (6)(c) | Comprehensive Management Agreement with Sail Energy Management, LLC.*** |
| (8)(a) | Letter of Intent with Hanson Fuel Company*** |
| (8)(b) | Letter of Intent with Murray Oil Company*** |
| (8)(c) | Letter of Intent with Western Maine Propane*** |
| (9) | Escrow Agreement by and between City National Bank and us~~.****~~. |
| (10)(a) | Consent of ARI Financial Services, Inc. as underwriter.*** |
| (10)(b) | Consent of Gray, Gray & Gray, LLP. |
| (11) | Opinion of Kaplan Voekler Cunningham & Frank, PLC regarding legality of the Offered Units~~.~~.*** |
| (12) | Sales Materials. |
| (15)(a) | Opinion of Kaplan Voekler Cunningham & Frank, PLC regarding certain tax matters~~.~~.*** |

* Set forth in the Offering Circular as Appendix A
** Set forth in the Offering Circular as Appendix B
*** Previously Filed.
~~**** To be filed by amendment.~~

**EXHIBIT 1**

**DEALER MANAGER AGREEMENT BY AND BETWEEN ARI FINANCIAL SERVICES, INC. AND US**

(Previously filed)

**EXHIBIT 1(a)**

**FIRST AMENDMENT TO DEALER MANAGER AGREEMENT BY AND BETWEEN ARI FINANCIAL SERVICES, INC. AND US**

(~~See Attached~~Previously filed)

**EXHIBIT 1(b)**

**SECOND AMENDMENT TO DEALER MANAGER AGREEMENT BY AND BETWEEN ARI FINANCIAL SERVICES, INC. AND US**

(~~See Attached~~Previously filed)

**EXHIBIT 2(a)**

**CERTIFICATE OF FORMATION OF THE ISSUER**

(Previously ~~Filed~~filed)

**EXHIBIT 2(b)**

**LIMITED LIABILITY COMPANY AGREEMENT OF THE ISSUER**

(Previously filed)

**EXHIBIT 4**

**FORM OF PURCHASER QUESTIONNAIRE AND SUBSCRIPTION AGREEMENT**

(Previously filed)

**EXHIBIT 6(a)**

**DECLARATION OF OPERATION WITH SAIL ENERGY, LLC**

(Previously filed)

**EXHIBIT 6(b)**

**FINANCIAL ADVISORY SERVICES AGREEMENT WITH US ENERGY FINANCE &CAPITAL, LLC**

(Previously filed)

## EXHIBIT 6(c)

## COMPREHENSIVE MANAGEMENT AGREEMENT WITH SAIL ENERGY MANAGEMENT, LLC

(Previously filed)

**EXHIBIT 8(a)**

**LETTER OF INTENT WITH HANSON FUEL COMPANY**

(Previously filed)

**EXHIBIT 8(b)**

**LETTER OF INTENT WITH SOUTH ARM, INC., d/b/a MURRAY OIL CO.**

(Previously filed)

**EXHIBIT 8(c)**

**LETTER OF INTENT WITH WESTERN MAINE PROPANE**

(Previously filed)

**EXHIBIT 9**
**ESCROW AGREEMENT BY AND BETWEEN CITY NATIONAL BANK AND US**

**EXHIBIT 10(a)**

**CONSENT OF ARI FINANCIAL SERVICES, INC. AS UNDERWRITER**

(Previously filed)

**EXHIBIT 10(b)**

**CONSENT OF GRAY, GRAY & GRAY, LLP**

**EXHIBIT 11**

**OPINION OF KAPLAN VOEKLER CUNNINGHAM & FRANK, PLC**
**REGARDING LEGALITY OF THE OFFERED UNITS**

(Previously filed)

## EXHIBIT 12

## SALES MATERIALS

The issuer does not intend to use any sales materials other than the Offering Circular.

**EXHIBIT 15(a)**

**OPINION OF KAPLAN VOEKLER CUNNINGHAM & FRANK, PLC**
**REGARDING CERTAIN TAX MATTERS**

(Previously filed)

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of ____________, ________________, State of ______________________________ on ~~January~~ __, February26, 2013.

SAIL ENERGY HOLDINGS, LLC,
a Delaware limited liability company

By: SAIL ENERGY MANAGEMENT, LLC,
a Delaware corporation
Its: Manager

By: ____________________________
Name: Dennis J. O'Brien
Its: President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

**THE SOLE MANAGER ON THE BOARD OF MANAGERS OF SAIL ENERGY MANAGEMENT, LLC, THE SOLE MANAGER OF THE ISSUER:**

________________________________
Dennis J. O'Brien

Date: ____________________________